Exhibit 99.2

Execution Version

ASSET PURCHASE AGREEMENT

BY AND AMONG

BARRICK GOLD U.S. INC.,

BARGOLD CORPORATION, and

HOMESTAKE NEVADA CORPORATION

as SELLERS

BARRICK GOLD CORPORATION

as GUARANTOR OF SELLERS’ OBLIGATIONS

KG MINING (BALD MOUNTAIN) INC. and

KG MINING (ROUND MOUNTAIN) INC.

as BUYERS

and

KINROSS GOLD CORPORATION

as GUARANTOR OF BUYERS’ OBLIGATIONS

dated as of

NOVEMBER 11, 2015

TABLE OF CONTENTS

ARTICLE 1 INTERPRETATION		1

1.1	Definitions	1
1.2	Time of Essence	14
1.3	Exhibits	14

ARTICLE 2 PURCHASE AND SALE		14

2.1	Purchase and Sale of Bald Mountain Mining Assets and Round Mountain Assets	14
2.2	Excluded Assets	17
2.3	Assumed Liabilities	18
2.4	Excluded Liabilities	19
2.5	Purchase and Sale of Membership Interest	20

ARTICLE 3 FORMATION OF BALD MOUNTAIN EXPLORATION LLC		20

3.1	Formation of Exploration LLC	20
3.2	Transfer of Bald Mountain Exploration Assets	20
3.3	Consideration	22
3.4	Documentation	22

ARTICLE 4 PURCHASE PRICE; CLOSING		23
4.1	Purchase Price	23
4.2	Closing	23
4.3	Transactions to be Effected at the Closing	23
4.4	Net Working Capital Adjustment	24
4.5	Allocation of Purchase Price	26
4.6	Withholding	27
4.7	Non-Assignable Purchased Assets	27

ARTICLE 5 REPRESENTATIONS AND WARRANTIES OF SELLERS		29

5.1	Organization	29
5.2	Due Authorization, Execution and Delivery; Enforceability	29
5.3	No Conflicts; Consents	29
5.4	No Options	30
5.5	Capitalization; Title	30
5.6	Bald Mountain Assets	30
5.7	Round Mountain Assets	32
5.8	Financial Statements; Absence of Undisclosed Liabilities	33
5.9	Ordinary Course of Business	33
5.10	Material Contracts	33
5.11	Legal Proceedings	34
5.12	Compliance with Laws; Permits	34

5.13	Environmental Matters	34
5.14	Employment Matters	35
5.15	Taxes	35
5.16	Financial Advisors	36
5.17	Insurance	36
5.18	No Other Representations and Warranties	36

ARTICLE 6 REPRESENTATIONS AND WARRANTIES OF BUYERS		36

6.1	Organization	36
6.2	Due Authorization, Execution and Delivery; Enforceability	36
6.3	No Conflicts; Consents	37
6.4	Financial Advisors	37
6.5	Sufficiency of Funds	37
6.6	Legal Proceedings	37
6.7	Independent Investigation	37

ARTICLE 7 COVENANTS		38

7.1	Conduct of Business Prior to the Closing	38
7.2	Access to Information	40
7.3	Notice of Certain Events	40
7.4	Employees; Benefit Plans	41
7.5	Plant Closings and Mass Layoffs	42
7.6	Confidentiality	42
7.7	Governmental Approvals and Other Third-Party Consents	43
7.8	Books and Records	43
7.9	Closing Conditions	43
7.10	Public Announcements and Disclosures	44
7.11	Transition Processing Services and Transition Services	44
7.12	Access Agreement	45
7.13	Financial Statements	45
7.14	Further Assurances	46
7.15	Transfer Taxes	46
7.16	Replacement Reclamation Bonds	46
7.17	Financing	46
7.18	Buyers Parent Guarantee	47
7.19	Sellers Parent Guarantee	48
7.20	Post-Closing Adjustments	50
7.21	Waiver of Right of First Refusal	50
7.22	Access to Mines for Inventory	50
7.23	Settlement of Round Mountain Accounts	50
7.24	Suspended Royalties	51
7.25	Non-Solicitation	51
7.26	Area of Mutual Interest Covenants	51
7.27	Insurance	52
7.28	Tax Matters	52

ARTICLE 8 CONDITIONS TO CLOSING		52

8.1	Conditions to Obligations of All Parties	52
8.2	Conditions to Obligations of Buyers	53
8.3	Conditions to Obligations of Sellers	54

ARTICLE 9 INDEMNIFICATION		55

9.1	Survival	55
9.2	Indemnification by Sellers	56
9.3	Indemnification by Buyers	56
9.4	Certain Limitations	57
9.5	Indemnification Procedures	58
9.6	Tax Treatment of Indemnification Payments	60
9.7	Exclusive Remedies	60

ARTICLE 10 TERMINATION		61

10.1	Termination	61
10.2	Effect of Termination	62

ARTICLE 11 MISCELLANEOUS		62

11.1	Expenses	62
11.2	Notices	62
11.3	Interpretation	63
11.4	Headings	64
11.5	Severability	64
11.6	Entire Agreement	64
11.7	Successors and Assigns	64
11.8	No Third-Party Beneficiaries	64
11.9	Amendment and Modification; Waiver	64
11.10	Governing Law; Submission to Jurisdiction	64
11.11	Specific Performance	65
11.12	Limitation on Damages	65
11.13	Disclosure Schedules	65
11.14	Counterparts	66

ASSET PURCHASE AGREEMENT

THIS ASSET PURCHASE AGREEMENT (this “Agreement”), dated as of November 11, 2015 is entered into by and among Barrick Gold U.S. Inc., a California corporation (“Barrick Gold U.S.”), Bargold Corporation, a Delaware corporation (“Bargold”), and Homestake Nevada Corporation, a California corporation (“Homestake Nevada”) (each a “Seller” and, collectively, “Sellers”), Barrick Gold Corporation, an Ontario corporation, as guarantor of Sellers’ obligations hereunder (“Sellers Parent”), KG Mining (Bald Mountain) Inc., a Delaware corporation (“Bald Mountain Buyer”), and KG Mining (Round Mountain) Inc., a Delaware corporation (“Round Mountain Buyer”) (each a “Buyer” and, collectively, “Buyers”), and Kinross Gold Corporation, an Ontario corporation, as guarantor of Buyers’ obligations hereunder (“Buyers Parent”).

RECITALS

A.           Barrick Gold U.S. owns the Bald Mountain mine in White Pine County, Nevada (the “Bald Mountain Mine”). The Bald Mountain Mine includes substantial property that is in the exploration stage.

B.           Bargold, as the successor in interest to Essex Royalty Corporation, owns a 25% interest and Homestake Nevada, as the successor in interest to Felmont Oil Corporation, owns a 25% interest in the Round Mountain Venture, which owns the Round Mountain mine in Nye County, Nevada (including the Round Mountain Premises) (the “Round Mountain Mine”). Round Mountain Gold Corporation, a Delaware corporation and an Affiliate of Buyers (“Round Mountain Gold Corporation”), as the successor in interest to Smoky Valley Mining Company, owns the remaining 50% interest in, and is the Round Mountain Operator of, the Round Mountain Venture.

C.           Buyers wish to purchase the Purchased Assets (defined below), including Sellers’ respective interests in: (i) the Bald Mountain Mine, excluding the Bald Mountain Exploration Assets (defined below), and (ii) the Round Mountain Mine, and Sellers wish to sell their respective interests in such assets.

D.           Barrick Gold U.S. and Bald Mountain Buyer desire to enter into an exploration joint venture with respect to the Bald Mountain Exploration Assets, all upon the terms and conditions set forth herein and, in connection therewith, Bald Mountain Buyer wishes to purchase the Membership Interest.

In consideration of the mutual covenants and agreements hereinafter set forth and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto agree as follows:

ARTICLE 1

INTERPRETATION

1.1           Definitions. The following terms, if capitalized in this Agreement, have the meanings specified or referred to in this Section 1.1:

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“Access Agreement” means an agreement, in form and substance satisfactory to Barrick Gold U.S. and Bald Mountain Buyer, each acting reasonably, whereby Exploration LLC agrees to cooperate in good faith and not object to any applications made by Bald Mountain Buyer for access across the Bald Mountain Exploration Assets reasonably necessary to the conduct of the Bald Mountain Mining Business and whereby Bald Mountain Buyer agrees to provide to Exploration LLC reasonable access to the Bald Mountain Exploration Assets over the Bald Mountain Mining Assets.

“Access Rights” means easements, rights-of-way, permits, licenses, Contract rights and other rights for ingress, egress, roads, utilities, pipelines, power facilities, communication facilities, or other facilities.

“Affiliate” of a Person means any other Person that directly or indirectly, through one or more intermediaries, controls, is controlled by, or is under common control with, such Person. The term “control” (including the terms “controlled by” and “under common control with”) means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of a Person, whether through the ownership of voting securities, by contract or otherwise.

“Agreement” has the meaning set forth in the Preamble.

“Allocation Schedule” has the meaning set forth in Section 4.5(a).

“Assigned Contracts” means the Contracts of Sellers or Sellers Affiliates Relating to any of the Businesses other than the Excluded Contracts.

“Assumed Liabilities” has the meaning set forth in Section 2.3.

“Bald Mountain Assets” means the Bald Mountain Mining Assets and the Bald Mountain Exploration Assets.

“Bald Mountain Boundary Map” means the map in Exhibit A which has also been delivered by Sellers to Buyers in electronic form on which all or portions of the Owned Real Property, the Owned Mining Claims and the Leased Mining Claims are depicted and colored in blue or grey.

“Bald Mountain Buyer” has the meaning set forth in the Preamble.

“Bald Mountain Exploration Assets” has the meaning set forth in Section 3.2(a).

“Bald Mountain Exploration Assumed Liabilities” has the meaning set forth in Section 3.2(b).

“Bald Mountain Exploration Business” means the planning and exploration operations and any other business or operations to be conducted by Exploration LLC with respect to the Bald Mountain Exploration Assets as depicted in grey on the Bald Mountain Boundary Map.

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“Bald Mountain Exploration Excluded Liabilities” has the meaning set forth in Section 3.2(c).

“Bald Mountain Exploration Permits” means Exploration Plan of Operations No. NVN 078825 and Reclamation Permit 0235.

“Bald Mountain Mine” has the meaning set forth in the Recitals.

“Bald Mountain Mining Assets” has the meaning set forth in Section 2.1(a).

“Bald Mountain Mining Business” means the mining, extracting, producing, processing, handling, storing, milling and other processing operations, the planning, exploration, development and expansion operations and any other business or operations conducted by or on behalf of Barrick Gold U.S. at or relating to the Bald Mountain Mine.

“BAR Financial Statements” has the meaning set forth in Section 7.13(b).

“Bargold” has the meaning set forth in the Preamble.

“Barrick Gold U.S.” has the meaning set forth in the Preamble.

“Barrick Goldstrike Processing Facilities” means Barrick Goldstrike Mines Inc.’s processing facilities in Eureka and Elko Counties, Nevada.

“Base Purchase Price” has the meaning set forth in Section 4.1(a).

“Benefit Plan” has the meaning set forth in Section 5.14(b).

“Books and Records” means books and records, including books of account, ledgers and general, financial and accounting records, machinery and equipment maintenance files, supplier lists, production data, quality control records and procedures, assay reports, environmental studies, mine plans, nonproprietary mining and reserve models, sales records, strategic plans, material and research, including all technical records, files, papers, surveys and plans or specifications and Employee Records.

“Bullfrog Royalty” means Barrick Bullfrog Inc.’s right to receive royalties under that certain Gross Smelter Return Royalty Deed dated effective midnight on December 31, 2010 from Barrick Gold U.S. to Barrick Bullfrog Inc., recorded in the White Pine County Recorder’s records in Book 555 at Page 40.

“Business” means each of the Bald Mountain Mining Business and the Round Mountain Business.

“Business Day” means any day except Saturday, Sunday or any other day on which commercial banks located in Toronto, Canada or Salt Lake City, Utah are closed for business.

“Businesses” means the Bald Mountain Mining Business and the Round Mountain Business, collectively.

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“Buyer” has the meaning set forth in the Preamble.

“Buyer Indemnified Parties” means each Buyer, Buyers Parent and each of their respective Affiliates, directors, officers and employees.

“Buyers” has the meaning set forth in the Preamble.

“Buyers Obligations” has the meaning set forth in Section 7.18(a).

“Buyers Parent” has the meaning set forth in the Preamble.

“Claim” means any claim, demand, complaint, indictment, prosecution, hearing, action, suit, litigation, arbitration, audit, investigation or other proceeding, whether civil, criminal, administrative, judicial or investigative.

“Closing” has the meaning set forth in Section 4.2.

“Closing Date” has the meaning set forth in Section 4.2.

“Closing Date Financial Statements” has the meaning set forth in Section 7.13(a).

“Code” means the Internal Revenue Code of 1986, as amended.

“Confidentiality Agreement” means the Confidentiality Agreement dated as of September 3, 2015 between Buyers Parent and Sellers Parent.

“Contract” means any agreement, indenture, contract, lease, deed of trust, royalty, license, option, instrument or other written commitment.

“Data Room” means the electronic documentation site established on behalf of Sellers, accessible via the Intralinks website, http://services.intralinks.com, as it existed on November 11, 2015 at 1:00 p.m. (Toronto time).

“Deductible” has the meaning set forth in Section 9.4(a)(ii).

“De Minimis Amount” has the meaning set forth in Section 9.4(a)(i).

“Direct Claim” has the meaning set forth in Section 9.5(d).

“Disclosure Schedules” means the Disclosure Schedules delivered by Sellers and Buyers concurrently with the execution and delivery of this Agreement and all references in this Agreement to a particular Schedule are references to Schedules in the Disclosure Schedules and not schedules to this Agreement.

“Dollars” and “$” means the lawful currency of the United States.

“Drop Dead Date” has the meaning set forth in Section 10.1(b)(i).

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“Employee Records” means the personnel files and records relating to the Transferred Employees to the extent that such files and records are permitted to be disclosed and transferred under applicable Law.

“Employees” has the meaning set forth in Section 5.14(a).

“Encumbrance” means any lien, pledge, mortgage, deed of trust, security interest, lease, sublease, title retention agreement, option, right of first refusal or offer, conditional sale agreement, rights of way, Royalty, defects, charge, claim, easement, encroachment or other encumbrance of any kind or nature; provided, however, the failure of any unpatented mining claim to contain a valuable mineral deposit and the possible effect thereof shall not be an Encumbrance.

“Environmental Claim” means any Claim alleging liability of whatever kind or nature (including liability or responsibility for the costs of enforcement proceedings, investigations, cleanup, governmental response, removal or remediation, natural resources damages, property damages, personal injuries (including death), medical monitoring, penalties, contribution, indemnification and injunctive relief) arising out of, based on or resulting from: (i) the presence, Release of, or exposure to, any Hazardous Materials, or (ii) any actual or alleged non-compliance with any Environmental Law or term or condition of any Environmental Permit.

“Environmental Law” means any applicable Law, Governmental Order or binding agreement with any Governmental Authority: (i) relating to pollution (or the cleanup thereof) or the protection of natural resources, endangered or threatened species, human health or safety, or the environment (including ambient air, soil, surface water or groundwater, or subsurface strata), or (ii) concerning the presence of, exposure to, or the management, manufacture, use, containment, storage, recycling, reclamation, reuse, treatment, generation, discharge, transportation, processing, production, disposal or remediation of any Hazardous Materials.

“Environmental Notice” means any written directive, notice of violation or infraction, or notice from a Governmental Authority relating to actual or alleged liability arising under or non-compliance with any Environmental Law or any term or condition of any Environmental Permit.

“Environmental Permit” means any Permit, letter, clearance, consent, waiver, closure, exemption, decision or other action required under or issued, granted, given, authorized by or made pursuant to Environmental Law.

“ERISA” means the Employee Retirement Income Security Act of 1964, as amended, including regulations issued thereunder.

“Excluded Assets” has the meaning set forth in Section 2.2.

“Excluded Contracts” means the Contracts set forth in Schedule 2.1(a)(xii).

“Excluded Liabilities” has the meaning set forth in Section 2.4.

“Excluded Taxes” means (i) Taxes relating to the Businesses, the Purchased Assets or the Assumed Liabilities (including Sellers’ share of any Tax customarily paid by the Seller or the

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Round Mountain Venture or the Round Mountain Operator with respect to the Purchased Assets, revenue from the Purchased Assets, or the Round Mountain Venture, including the Nevada net proceeds Tax and the Nevada Business Commerce Tax related to the Purchased Assets, revenue from the Purchased Assets, or the Round Mountain Venture) incurred for any taxable period (or portion thereof) ending on or prior to the Closing Date; (ii) Taxes on the income, receipts or the production of the Sellers from the Businesses for any taxable period; (iii) Taxes in respect of the Excluded Liabilities or the Excluded Assets for any taxable period; and (iv) any Taxes of Sellers or Sellers Affiliates in connection with the transactions contemplated under this Agreement (for the avoidance of doubt, including the sale of the Purchased Assets; however, excluding any Taxes for which Buyers are responsible pursuant to Section 7.15); it being agreed and understood that for purposes of the foregoing clauses (i) any Nevada net proceeds Taxes and Nevada Business Commerce Taxes (including any such Taxes paid by the Round Mountain Venture or the Round Mountain Operator with respect to the Round Mountain Venture) and any other Taxes for any Straddle Period shall be allocated between the portion of such Straddle Period ending on the Closing Date and the portion of such Straddle Period beginning after the Closing Date on an interim “closing of the books method”, provided that any Taxes (such as property Taxes) that are not imposed on income, receipts or otherwise on a transactional basis shall be allocated on a daily basis.

“Exploration LLC” means the Delaware limited liability company to be formed by Barrick Gold U.S. to hold the Bald Mountain Exploration Assets and conduct the Bald Mountain Exploration Business.

“Exploration LLC Agreement” means the Limited Liability Company Agreement by and among Barrick Gold U.S., Bald Mountain Buyer and Exploration LLC, substantially in the form attached hereto as Exhibit B.

“Exploration Leased Mining Claims” has the meaning set forth in Section 3.2(a)(iv).

“Exploration Leased Real Property” has the meaning set forth in Section 3.2(a)(ii).

“Exploration Owned Mining Claims” has the meaning set forth in Section 3.2(a)(iii).

“Exploration Owned Real Property” has the meaning set forth in Section 3.2(a)(i).

“Exploration Reorganization” has the meaning set forth in Section 3.4.

“FIRPTA Certificate” has the meaning set forth in Section 8.2(g).

“Fundamental Representations” has the meaning set forth in Section 9.1(b)(i).

“Governmental Authority” means any federal, state, local, tribal or foreign government or political subdivision thereof, or any agency, division or instrumentality of such government or political subdivision, or any self-regulated organization or other non-governmental regulatory authority or quasi-governmental authority (to the extent that the rules, regulations or orders of such organization or authorities have the force of Law), or any arbitrator, court or tribunal of competent jurisdiction.

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“Governmental Order” means any order, writ, judgment, injunction, decree, stipulation, determination or award entered by or with any Governmental Authority.

“Hagers Royalty” means any and all rights to receive Royalties under that certain Royalty Deed and Grant of Right to Match Offer dated January 1, 2008, from The Hagers LP, a Nevada limited partnership, to Barrick Gold U.S., recorded in the White Pine County Recorder’s records in Book 497 at Page 469, and that certain Royalty Deed and Assignment dated September 16, 2010, from The Hagers LP, a Nevada limited partnership, to Barrick Gold U.S., recorded in the White Pine County Recorder’s records in Book 547 at Page 444, and any and all other rights, title and interest of Sellers thereunder.

“Hazardous Materials” means: (i) any hazardous substance or any other material, chemical, waste, product, derivative, compound, mixture, solid, liquid, mineral or gas, in each case, whether naturally occurring or man-made, that is hazardous, acutely hazardous, toxic, or words of similar import or regulatory effect under Environmental Laws, and (ii) any petroleum or petroleum-derived products, radon, radioactive materials or wastes, asbestos in any form, lead or lead-containing materials, urea formaldehyde foam insulation and polychlorinated biphenyls.

“Homestake Nevada” has the meaning set forth in the Preamble.

“HSR Act” means the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended.

“IFRS” means International Financial Reporting Standards as issued by the International Accounting Standards Board.

“Improvements” means buildings, fixtures, improvements, tunnels, adits, drifts, power lines, pipe lines, roads and other similar facilities.

“Indemnified Party” has the meaning set forth in Section 9.4.

“Indemnifying Party” has the meaning set forth in Section 9.4.

“Intellectual Property” means all trade or brand names, business names, trade-marks (including logos), trade-mark registrations and applications, service marks, service mark registrations and applications, copyrights, copyright registrations and applications, issued patents and pending applications and other patent rights (including all reissuances, continuations, extensions, and renewals thereof), industrial design registrations, pending applications and other industrial design rights, trade secrets, proprietary information and know-how, together with all rights under licences, registered user agreements, technology transfer agreements and other agreements or instruments relating to any of the foregoing.

“Inventory” means inventories, ore stockpiles, ore on leach pads or in leach circuits, loaded carbon on site or other minerals in process, but not including (i) in the case of the Bald Mountain Mining Business, loaded carbon shipped off site, (ii) doré, bullion, unrefined gold and refined gold on site, or in transit to a smelter or refiner or held by a smelter or refiner for the account of a Seller or the Round Mountain Venture, or (iii) any finished inventory or inventory available for sale.

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“Knowledge” of a Seller means: (i) for Barrick Gold U.S., the actual knowledge of Curtis Cadwell, General Manager, Bald Mountain and (ii) for Bargold and Homestake Nevada, the actual knowledge of Andy Bolland, director of Operations, North America, in each case after making diligent inquiry of other responsible officers and employees of the applicable Seller or Sellers Affiliates to inform himself as to the relevant matters, but without the requirement to make any inquiries of third parties or Governmental Authorities or to perform any search of any public records; and of Buyers means, the actual knowledge of Martin Litt, General Counsel, North America, after making diligent inquiry of other responsible officers and employees of Buyers and Buyers Affiliates, but without the requirement to make any inquiries of third parties or Governmental Authorities or to perform any search of any public records.

“Law “ means any statute, law, ordinance, regulation, rule, code, Governmental Order, constitution, treaty, common law, judgment, decree, or other requirement or rule of law of any Governmental Authority.

“Leased Mining Claims” means unpatented mining claims, millsites and tunnel sites and any Improvements thereon, leased or subleased by the relevant Person.

“Leased Real Property” means real property (including patented mining claims, millsites and tunnel sites but not including unpatented mining claims, millsites or tunnel sites) and any Improvements thereon, leased or subleased by the relevant Person.

“Loss” or “Losses” means actual and documented losses, damages, liabilities, payments (including those arising out of any settlement or judgment, interest, penalties, fines, deficiencies, costs or expenses, including reasonable attorneys’ fees and disbursements).

“Management Accounts” has the meaning set forth in Section 5.8(a).

“Material Adverse Effect” means any event, occurrence, fact, condition, change or effect that, individually or in the aggregate with all other events, occurrences, facts, conditions, changes or effects, is, or would reasonably be expected to be, materially adverse to the business, results of operations, financial condition or assets of the Businesses taken as a whole; provided, however, that “Material Adverse Effect” shall not include any event, occurrence, fact, condition or change, directly or indirectly, arising out of or attributable to: (i) general economic or political conditions, (ii) conditions generally affecting the mining industry in which the Businesses operate, (iii) any changes in financial, banking or securities markets in general, including any disruption thereof and any decline in the price of any security or any market index or any change in prevailing interest rates or capital costs or commodity markets, (iv) acts of war (whether or not declared), armed hostilities or terrorism, or the escalation or worsening thereof, (v) any action required by this Agreement or any action taken (or omitted to be taken) with the written consent of or at the written request of Buyers, (vi) any change in the price of gold or other relevant metals or any change in currency exchange rates, (vii) any changes following the date hereof in applicable Laws or accounting rules, (viii) the announcement, pendency or completion of the transactions contemplated by this Agreement, including losses or threatened losses of employees, customers, suppliers, distributors or others having relationships with the Businesses, (ix) any natural disaster, acts of God, or man-made disasters caused by a third party, or (x) any failure by the Businesses to meet any internal or published projections, forecasts or revenue or earnings

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predictions (provided, however, that the underlying causes of such failures (subject to the other provisions of this definition) shall not be excluded), except in the case of clause (i), (ii) or (vii), where such change, effect, circumstance or event has a materially disproportionate effect on the Businesses taken as a whole, relative to comparable businesses operating in the mining industry.

“Material Contracts” means each Contract to which a Seller is a party Relating to either of the Businesses (i) which, if terminated or modified or if it ceased to be in effect, would have a Material Adverse Effect, (ii) that has annual payment obligations that are in excess of [Materiality threshold redacted.] and which may not be cancelled on 30 days’ prior notice or less, (iii) that relates to indebtedness for borrowed money, whether incurred, assumed, guaranteed or secured by any asset, with an outstanding principal amount in excess of [Materiality threshold redacted.], (iv) that relates to the acquisition of any business (whether by merger, sale of stock, sale of assets or otherwise), for consideration in excess of [Materiality threshold redacted.], (v) that materially limits or restricts the operator of the Businesses from engaging in any line of business, in any geographic area or with any other person, (vi) that provides for the assumption of any liability of any other Person by a Seller in excess of [Materiality threshold redacted.], or (vii) that is otherwise necessary in order to conduct either of the Businesses and which cannot be replaced on substantially similar terms.

“Material Permits” has the meaning set forth in Section 5.12(b).

“Membership Interest” means one-half of the outstanding membership interests of Exploration LLC existing as of the Closing Date.

“Mines” means the Bald Mountain Mine and the Round Mountain Mine, collectively.

“Mining Rights” means real property or interests in real property, including mining claims, millsites, tunnel sites, Royalties, mineral interests, mining rights, leases, surface rights, Water Rights, Access Rights, options or other Contract rights to acquire any real property or interests in real property or any interest in the foregoing.

“Net Working Capital” has the meaning set forth in Schedule 4.4(a).

“Net Working Capital Calculations” has the meaning set forth in Section 4.4(a).

“Owned Mining Claims” means unpatented mining claims, millsites and tunnel sites, and any Improvements thereon owned by the relevant Person.

“Owned Real Property” means real property (including patented mining claims and millsites but not including unpatented mining claims or millsites) and any Improvements thereon owned by the relevant Person.

“Permits” means all permits, certificates, licenses, franchises, registrations, qualifications, approvals, authorizations, and consents and similar rights issued or granted by, or required to be obtained from, any Governmental Authorities.

“Permitted Encumbrances” means: (i) statutory liens for current Taxes, assessments or other governmental charges not yet delinquent or the amount or validity of which is being contested in good faith by appropriate proceedings, (ii) mechanics’, carriers’, workers’,

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repairers’ and similar liens arising or incurred in the ordinary course of business for amounts not yet due or the validity of which is being contested in good faith by appropriate proceedings and which does not result in a material risk of loss of the Purchased Assets or the Bald Mountain Exploration Assets, as applicable, (iii) environmental regulations by any Governmental Authority, (iv) title of a lessor under a capital or operating lease, (v) terms and conditions of, and liens and security interests created by, any Material Contract that have been disclosed in the Disclosure Schedules, (vi) in the case of real property, interests in real property and mining claims, all covenants, conditions, restrictions, easements, charges, rights-of-way, title defects or other encumbrances on title and similar matters filed of record as of the date hereof in the real property records of the county in which such property is located or are located as of the date hereof in the Nevada State Office of the Bureau of Land Management or the Nevada Division of Water Resources and, in each case, that, individually or in the aggregate, do not or would not be reasonably expected to materially reduce the value or interfere with the continued use and operation of the Business to which they relate in the ordinary course of business, (vii) in the case of real property, interests in real property and mining claims, such liens, imperfections in title, charges, easements, restrictions, encumbrances or other matters that are due to zoning or subdivision, entitlement, and other land use Laws or regulations, in each case, that, individually or in the aggregate, do not or would not be reasonably expected to materially reduce the value or interfere with the continued use and operation of the Business or the Bald Mountain Exploration Business, as applicable, to which they relate in the ordinary course of business, (viii) liens or encumbrances that arise solely by reason of acts of or with the written approval of a Buyer, (ix) in the case of the Round Mountain Assets, liens created by or resulting from the actions of the Round Mountain Operator or all of the Round Mountain Participants, or their predecessors, acting collectively, that affect the underlying interest of any Owned Real Property, Leased Real Property, Owned Mining Claims, Leased Mining Claims or Water Rights of the Round Mountain Venture, (x) orders or rulings of the Nevada State Office of the Bureau of Land Management or the Nevada Division of Water Resources issued on or prior to the date hereof, in each case, that, individually or in the aggregate, do not or would not be reasonably expected to materially reduce the value or interfere with the continued use and operation of the Business or the Bald Mountain Exploration Business, as applicable, to which they relate in the ordinary course of business, and (xi) the Royalties listed in Schedule 5.6(f).

“Person” means an individual, corporation, partnership, joint venture, limited liability company, Governmental Authority, unincorporated organization, trust, association or other entity or organization.

“Proof of Claim” means that certain proof of claim filed by Seller and Barrick Gold Exploration Inc., as claimants, in the jointly administered bankruptcy matters of Midway Gold US Inc. Case Number 15-16835 (Bankr. D. Colo.), as the lead case, and MDW Pan LLP Case Number 15-1y834 (Bankr. D. Colo.), and identified in the Claims Register as Claim 19-1, but limited to the “Pan Claims Against MDW Pan LLP” as set forth therein.

“Protected Person” and “Protected Persons” have the meanings set forth in Section 7.25.

“Purchase Price” has the meaning set forth in Section 4.1(a).

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“Purchased Assets” means the Bald Mountain Mining Assets and the Round Mountain Assets.

“Reclamation Bonds” has the meaning set forth in Section 7.16.

“Relating” means, with respect to any Business, primarily relating to or primarily used or held for use in the operations and conduct of such Business.

“Release” means any actual or threatened release, spilling, leaking, pumping, pouring, emitting, emptying, discharging, injecting, escaping, leaching, dumping, abandonment, disposing or allowing to escape or migrate into or through the environment (including, without limitation, ambient air (indoor or outdoor), surface water, groundwater, land surface or subsurface strata or within any building, structure, facility or fixture).

“Replacement Bonds” has the meaning set forth in Section 7.16.

“Representative” means, with respect to any Person, any and all directors, officers, employees, consultants, financial advisors, counsel, accountants and other agents of such Person.

“Revised Allocation Schedule” has the meaning set forth in Section 4.5(b).

“Round Mountain Area of Mutual Interest” has the meaning given to the term “Area of Mutual Interest” in the Round Mountain Operating Agreement.

“Round Mountain Assets” has the meaning set forth in Section 2.1(b).

“Round Mountain Business” means the mining, extracting, producing, processing, handling, storing, milling and other processing operations, the planning, exploration, development and expansion operations and any other business or operations conducted by or on behalf of the Round Mountain Venture (including the Round Mountain Common Operation).

“Round Mountain Buyer” has the meaning set forth in the Preamble.

“Round Mountain Common Operation” has the meaning given to the term “Common Operation” in the Round Mountain Operating Agreement.

“Round Mountain Cotenancy” has the meaning given to the term “Cotenancy” in the Round Mountain Operating Agreement.

“Round Mountain Gold Corporation” has the meaning set forth in the Recitals.

“Round Mountain Interests” has the meaning set forth in Section 5.7(a).

“Round Mountain Mine” has the meaning set forth in the Recitals.

“Round Mountain Operating Agreement” means the Operating Agreement dated March 13, 1975 among Felmont Oil Corporation, Essex Royalty Corporation and Smoky Valley Mining Company, as amended.

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“Round Mountain Operator” has the meaning given to the term “Operator” in the Round Mountain Operating Agreement.

“Round Mountain Participant” has the meaning given to the term “Participant” in the Round Mountain Operating Agreement.

“Round Mountain Participants Committee” has the meaning given to the term “Participants Committee” in the Round Mountain Operating Agreement.

“Round Mountain Premises” has the meaning given to the term “Premises” in the Round Mountain Operating Agreement.

“Round Mountain Production Royalty” means any and all rights to receive Royalties more specifically described in that certain Assignment of Production Royalty, effective as of January 1, 2008, by and between Round Mountain Gold Corporation, as Assignor, and Bargold and Homestake Nevada, as Assignees, and recorded in the Official Records of Nye County, Nevada as document number 709280, and that certain Assignment of Royalty Interest dated December 26, 2007, by an between Echo bay, Inc., Homestake Nevada, and Bargold, recorded in the Official Records of Esmerelda County, Nevada, as Entry No. 170531, in Book 265, Page 52, and in Nye County, Nevada as Document No. 709280, and any and all other rights, title and interest of the Sellers thereunder.

“Round Mountain Venture” means the business relationship (including the Round Mountain Common Operation) between Bargold, Homestake Nevada and Round Mountain Gold Corporation under the Round Mountain Operating Agreement.

“Royalty” and “Royalties” means royalties, overriding royalties, net profit interests, production payments or other payments on or out of the production.

“Seller” has the meaning set forth in the Preamble.

“Seller Indemnified Parties” means each Seller, Sellers Parent, and each of their respective Affiliates, directors, officers and employees.

“Sellers” has the meaning set forth in the Preamble.

“Sellers Affiliate” means any and all Affiliates of any Seller, Sellers or Sellers Parent.

“Sellers Obligations” has the meaning set forth in Section 7.19(a).

“Sellers Parent” has the meaning set forth in the Preamble.

“Sellers Royalty Deed” means the 2% royalty deed from Bald Mountain Buyer to Barrick Gold U.S., substantially in the form attached as Exhibit C.

“Split Contract” means any Contract which relates primarily to one of the Businesses or the Bald Mountain Exploration Business and also relates to another business of Sellers or their respective Affiliates, of which only the portions of each such Contract relating to one of the

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Businesses or the Bald Mountain Exploration Business, as applicable, shall be considered to be an “Assigned Contract”.

“Straddle Period” means any taxable period beginning before and ending after the Closing Date.

“Tangible Property” means all equipment (including cars, trucks, haul trucks, loaders, shovels, graders, drilling equipment and other mining and industrial vehicles), machinery (whether mobile or otherwise), drill samples and drill cores, materials, consumables, supplies and warehouse inventory, maintenance supplies, furniture, fixtures, improvements, tooling and other tangible property, provided, however, that Tangible Property shall not include Inventory.

“Target Net Working Capital” has the meaning set forth: (i) in Schedule 4.4(a) – Part 1 for the Bald Mountain Mining Business and (ii) in Schedule 4.4(a) – Part 2 for the Round Mountain Business.

“Tax” or “Taxes” means all federal, state, local, foreign and other income, gross receipts, sales, use, production, natural resources, ad valorem, transfer, franchise, registration, profits, license, lease, service, service use, withholding, payroll, employment, unemployment, estimated, excise, severance, environmental, stamp, occupation, premium, property (real or personal), real property gains, windfall profits, customs, duties or other taxes, fees, assessments or charges of any kind whatsoever in the nature of a tax, together with any interest, additions or penalties with respect thereto and any interest in respect of such additions or penalties.

“Tax Return” means any return, declaration, report, claim for refund, information return or statement or other document relating to Taxes, including any schedule or attachment thereto, and including any amendment thereof.

“Tax Settlement Notification” has the meaning set forth in Section 9.5(c).

“Tax Third-Party Claim” has the meaning set forth in Section 9.5(c).

“Third-Party Claim” has the meaning set forth in Section 9.5(a).

“Third Party Purchase Rights” means any and all rights of first offer, pre-emptive purchase rights, rights of first refusal, option or other rights to purchase any of the Purchased Assets, the Bald Mountain Exploration Assets or a portion thereof which may be exercisable by any Person (other than a Seller or its Affiliates or a Buyer or its Affiliates).

“Transferred Employees” has the meaning set forth in Section 7.4(a).

“Transferred Permits” means all of Sellers’ right, title and interest in the Permits Relating to the Businesses, excluding (i) the Permits listed on Schedule 2.1(a)(xiii) and (ii) for greater certainty, the Bald Mountain Exploration Permits.

“Transition Processing Services Agreement” has the meaning set forth in Section 7.11(a).

“Transition Services Agreement” has the meaning set forth in Section 7.11(b).

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“WARN Act” means the federal Worker Adjustment and Retraining Notification Act of 1988, and similar state, local and foreign laws related to plant closings, relocations, mass layoffs and employment losses.

“Water Rights” means water rights, water leases and water supply agreements, ditch rights or other interests in water or water conveyance rights owned or leased by the relevant Person.

1.2       Time of Essence. Time shall be of the essence of this Agreement.

1.3       Exhibits. The following Exhibits are attached to and form part of this Agreement:

Exhibit A	-	Bald Mountain Boundary Map

Exhibit B	-	Form of Exploration LLC Agreement

Exhibit C	-	Form of Sellers Royalty Deed

Exhibit D	-	Transition Processing Agreement Key Terms

ARTICLE 2

PURCHASE AND SALE

2.1       Purchase and Sale of Bald Mountain Mining Assets and Round Mountain Assets. Subject to the terms and conditions set forth herein, at the Closing:

(a)        Barrick Gold U.S. shall sell, convey, assign, transfer and deliver to Bald Mountain Buyer, and Bald Mountain Buyer shall purchase from Barrick Gold U.S., free and clear of all Encumbrances other than Permitted Encumbrances, all of Barrick Gold U.S.’s right, title and interest in, to and under all assets, properties and rights Relating to the Bald Mountain Mining Business, whether real, personal or mixed, tangible or intangible, whether now existing or hereafter acquired, of each kind and description, wherever situated (other than the Excluded Assets), including all of Barrick Gold U.S.’ right, title and interest in and to the following assets, properties and rights (collectively, the “Bald Mountain Mining Assets”):

(i)          the Owned Real Property described in Schedule 2.1(a)(i);

(ii)         the Leased Real Property described in Schedule 2.1(a)(ii);

(iii)        the Owned Mining Claims described in Schedule 2.1(a)(iii);

(iv)        the Leased Mining Claims described in Schedule 2.1(a)(iv);

(v)         all Improvements located on such Owned Real Property, Leased Real Property, Owned Mining Claims and Leased Mining Claims;

(vi)        all Access Rights Relating to the Bald Mountain Mining Business;

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(vii)       the Water Rights described in Schedule 2.1(a)(vii);

(viii)      all Mining Rights within the areas depicted in blue on Exhibit A, unless specifically excluded herein;

(ix)        all Royalties on the Bald Mountain Mining Assets payable to Barrick Gold U.S., including the Hagers Royalty;

(x)         all Tangible Property Relating to the Bald Mountain Mining Business, including the haul trucks, loaders, shovels and other material fleet assets set out on Schedule 2.1(a)(x);

(xi)        all Inventory Relating to the Bald Mountain Mining Business;

(xii)       all Contracts Relating to the Bald Mountain Mining Business, except for those set forth in Schedule 2.1(a)(xii);

(xiii)      all Permits Relating to the Bald Mountain Mining Business, except (A) those set forth in Schedule 2.1(a)(xiii) and (B) the Bald Mountain Exploration Permits;

(xiv)      all Intellectual Property Relating to the Bald Mountain Mining Business, including the Intellectual Property set forth in Schedule 2.1(a)(xiv), but only to the extent it is transferable without restriction by Barrick Gold U.S.;

(xv)       all deposits, advance payments and prepaid expenses paid by Barrick Gold U.S. in connection with the Bald Mountain Mining Business;

(xvi)      originals, or where not available, copies, of all Books and Records Relating to the Bald Mountain Mining Business;

(xvii)     all claims, choses in action, judgments, demands or other rights (including Barrick Gold U.S.’s rights under warranties, indemnities and all similar rights) against third parties to the extent Relating to the Bald Mountain Mining Business or the Bald Mountain Mining Assets;

(xviii)    all insurance proceeds or payments received or receivable under any insurance policy written on or prior to the Closing Date in connection with (A) the damage, destruction or other casualty loss of any of the Bald Mountain Mining Assets or the Bald Mountain Mine prior to the Closing that are included within the Purchased Assets or that would have been included in the Purchased Assets but for such damage, destruction or other casualty loss or (B) any Assumed Liability;

(xix)       any and all goodwill, if any, associated with the Bald Mountain Mining Business and any other intangibles Relating to the Bald Mountain Mining Business;

(xx)        the assets, properties and rights set forth in Schedule 2.1(a)(xx); and

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(xxi)       the Proof of Claim.

In addition, Barrick Gold U.S. will cause Barrick Bullfrog Inc. to sell, convey, assign, transfer and deliver to Bald Mountain Buyer, free and clear of all Encumbrances other than Permitted Encumbrances, that portion of Barrick Bullfrog Inc.’s right, title and interest in, to and under the Bullfrog Royalty which relates to the Bald Mountain Mining Assets, which shall be included as a Purchased Asset. In addition, Barrick Gold U.S. shall (and if applicable shall cause the Sellers Affiliates to), to sell, convey, assign, transfer and deliver to Bald Mountain Buyer, free and clear of all Encumbrances other than Permitted Encumbrances, and for no additional consideration, all or the applicable portion of Barrick Gold U.S.’s (and, if applicable, the relevant Sellers Affiliate’s), right, title and interest in, to and under any Royalties owned by Barrick Gold U.S. (or the relevant Sellers Affiliate) on the property depicted and colored in blue on the Bald Mountain Boundary Map.

(b)        Each of Bargold and Homestake Nevada shall sell, convey, assign, transfer and deliver to Round Mountain Buyer, and Round Mountain Buyer shall purchase from Bargold and Homestake Nevada, free and clear of all Encumbrances other than Permitted Encumbrances, each of Bargold’s and Homestake Nevada’s rights, title and interest in, to and under (i) the Round Mountain Venture, the Round Mountain Mine, the Round Mountain Cotenancy and the Round Mountain Operating Agreement, (ii) any Owned Real Property, Leased Real Property, Owned Mining Claims, Leased Mining Claims, Access Rights, Water Rights, and other Mining Rights of Bargold, Homestake Nevada or any Sellers Affiliate in the Round Mountain Area of Mutual Interest; and (iii) all other assets, properties and rights Relating to the Round Mountain Business, whether real, personal or mixed, tangible or intangible, whether now existing or hereafter acquired, of each kind and description, wherever situated, and whether held as an equitable interest, as a tenant in common, or otherwise, and whether held in the name of Bargold, Homestake Nevada, the Round Mountain Venture, or a current or predecessor Round Mountain Participant, or a current or predecessor Round Mountain Operator (other than the Excluded Assets), including all of Bargold’s and Homestake Nevada’s right, title and interest in, to and under the following assets, properties and rights (collectively, the “Round Mountain Assets”):

(i)          the Owned Real Property described in Schedule 2.1(b)(i);

(ii)         the Leased Real Property described in Schedule 2.1(b)(ii);

(iii)        the Owned Mining Claims described in Schedule 2.1(b)(iii);

(iv)        the Leased Mining Claims described in Schedule 2.1(b)(iv);

(v)         all Improvements located on such Owned Real Property, Leased Real Property, Owned Mining Claims and Leased Mining Claims;

(vi)        all Access Rights Relating to the Round Mountain Business;

(vii)       the Water Rights described in Schedule 2.1(b)(vii);

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(viii)      all Royalties on the Round Mountain Assets payable to Bargold or Homestake Nevada, including the Round Mountain Production Royalty;

(ix)        all Tangible Property Relating to the Round Mountain Business;

(x)         all Inventory Relating to the Round Mountain Business;

(xi)        all Contracts Relating to the Round Mountain Business;

(xii)       all Permits relating to the Round Mountain Business or the Round Mountain Area of Mutual Interest;

(xiii)      all Intellectual Property Relating to the Round Mountain Business, including the Intellectual Property set forth in Schedule 2.1(b)(xiii) but only to the extent it is transferable without restriction by Bargold or Homestake Nevada;

(xiv)      all deposits, advance payments and prepaid expenses paid by the Round Mountain Venture, the Round Mountain Operator, Bargold or Homestake Nevada in connection with the Round Mountain Business;

(xv)       originals, or where not available, copies, of all Books and Records relating to the Round Mountain Business; and

(xvi)      all claims, choses in action, judgments, demands or other rights (including rights under warranties, indemnities and all similar rights) against third parties to the extent Relating to the Round Mountain Business or Round Mountain Assets;

(xvii)     all insurance proceeds or payments received or receivable under any insurance policy written on or prior to the Closing Date in connection with (A) the damage, destruction or other casualty loss of any of the Round Mountain Assets or the Round Mountain Mine prior to the Closing that are included within the Purchased Assets or that would have been included in the Purchased Assets but for such damage, destruction or other casualty loss or (B) any Assumed Liability;

(xviii)    any and all goodwill, if any, associated with the Round Mountain Business and any other intangibles Relating to the Round Mountain Business; and

(xix)       the assets, properties and rights set forth in Schedule 2.1(b)(xix).

2.2       Excluded Assets. Other than the Purchased Assets and the Membership Interest, Buyers expressly acknowledge and agree that they are not purchasing or acquiring, and Sellers and Sellers Affiliates are not selling or assigning, any other assets or properties of Sellers or Sellers Affiliates, and all such other assets and properties shall be excluded from the Purchased Assets (collectively, the “Excluded Assets”). For greater certainty, Excluded Assets include the following assets and properties of Sellers:

(a)        all cash and cash equivalents, bank accounts and securities of any Seller or Sellers Affiliate (for the avoidance of doubt, the Round Mountain Cotenancy Interest shall not be

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considered securities for this purpose), except for suspended funds with respect to proceeds of production as provided in Section 7.24;

(b)        (i) loaded carbon shipped off site from the Bald Mountain Mine, (ii) doré, bullion, unrefined gold and refined gold on site or in transit to a smelter or refiner or held by a smelter or refiner for the account of a Seller or the Round Mountain Venture, and (iii) any finished inventory or inventory available for sale;

(c)        the Excluded Contracts;

(d)        the organizational documents, minute books, stock books, Tax Returns, books of account or other records having to do with the corporate organization of each Seller, all employee-related or employee benefit-related files or records, other than personnel files of Transferred Employees which constitute part of the Books and Records, and any other Books and Records which any Seller is prohibited from disclosing or transferring to Buyers under applicable Law and is required by applicable Law to retain;

(e)        all insurance policies of any Seller or Sellers Affiliates and all rights to applicable claims and proceeds thereunder, except as provided in Sections 2.1(a)(xviii), 2.1(b)(xvii) and 7.27;

(f)        all Benefit Plans and trusts or other assets attributable thereto;

(g)        all Tax assets (including duty and Tax refunds and prepayments) of any Seller or Sellers Affiliates;

(h)        the Bald Mountain Exploration Assets;

(i)         the rights which accrue or will accrue to Sellers under this Agreement;

(j)         the assets, properties and rights set forth in Schedule 2.2(j); and

(k)        all assets, properties and rights owned by a Seller in its business other than those Relating to the Businesses.

2.3       Assumed Liabilities. Subject to the terms and conditions set forth herein, at the Closing, Bald Mountain Buyer (with respect to the Bald Mountain Mining Assets and the Bald Mountain Mining Business) and Round Mountain Buyer (with respect to the Round Mountain Assets, the Round Mountain Business, the Round Mountain Mine and the Round Mountain Venture) shall assume, pay, satisfy, perform and discharge when due any and all liabilities and obligations of any kind, character or nature whatsoever (whether known or unknown, accrued, absolute, contingent, determined, determinable or otherwise) of each Seller with respect to the Purchased Assets or the Businesses, whether prior to or on or after the Closing, other than the Excluded Liabilities, and including any and all such obligations and liabilities with respect to the following (collectively, the “Assumed Liabilities”):

(a)        Barrick Gold U.S.’s acts or omissions as the operator or manager of the Bald Mountain Mining Business or any Bald Mountain Mining Assets;

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(b)        the Assigned Contracts;

(c)        the Transferred Permits;

(d)        Environmental Claims, other than those relating to the Bald Mountain Exploration Assets;

(e)        all liabilities and obligations relating to employee benefits, compensation or other arrangements arising after the Closing with respect to any Transferred Employee employed by Bald Mountain Buyer, including any future obligations with respect to restricted share units as provided in Section 7.4(e);

(f)        all liabilities and obligations for (i) Taxes Relating to the Businesses, the Purchased Assets or the Assumed Liabilities for any taxable period (or portion thereof) beginning after the Closing Date and (ii) Taxes for which Buyers are liable pursuant to Section 7.15;

(g)        all trade accounts payable of any Seller to third parties Relating to the Businesses that remain unpaid as of the Closing Date;

(h)        all liabilities and obligations arising on or after the Closing Date from or relating to any condition of the Purchased Assets, whether accrued, known or unknown or contingent; and

(i)         all liabilities and obligations of Sellers set forth in Schedule 2.3(i).

2.4       Excluded Liabilities. Anything to the contrary in this Agreement notwithstanding, except for the Assumed Liabilities, Buyers shall not assume and shall not be responsible to pay, perform or discharge any liability or obligation of any Seller including the following liabilities and obligations of Sellers (collectively, the “Excluded Liabilities”):

(a)        any liabilities or obligations relating to or arising out of the Excluded Assets;

(b)        any liabilities or obligations, other than Taxes, of each Seller or the Sellers Parent arising under this Agreement (including the negotiation, preparation, execution and delivery of this Agreement) or from the consummation of the transactions contemplated hereby;

(c)        any Excluded Taxes;

(d)        any liabilities or obligations of any Seller or any Sellers Affiliate, on the one hand, to any other Seller or any Sellers Affiliate, on the other hand, other than any Royalty with liabilities or obligations owing to any Seller or any Sellers Affiliate;

(e)        any liabilities or obligations of Sellers or Sellers Affiliates related to any production or Inventory after distribution of such production or Inventory, or the proceeds of the sale thereof, to any Seller or Sellers Affiliates;

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(f)         any and all liabilities and obligations relating to the employment or termination of employment of an Employee prior to Closing, including those set forth on Schedule 5.14(b), together with any Employee wages, accrued vacation, paid time off, sick leave or bonus accrued or earned at or prior to Closing and any worker’s compensation or other employment related Claims incurred or accrued at or prior to Closing;

(g)        any and all liabilities and obligations of Sellers connected to any defined benefit pension plan, multi-employer pension plan, or retiree medical plan, regardless of whether such plan is identified as a Benefit Plan;

(h)        any fees, expenses or other payments incurred or owed by or on behalf of Sellers, Sellers Parent or Sellers Affiliates to any brokers, financial advisors or comparable other Persons; and

(i)        any liabilities and obligations of Sellers set forth in Schedule 2.4(i).

2.5       Purchase and Sale of Membership Interest. Subject to the terms and conditions set forth herein, at the Closing, Barrick Gold U.S. shall sell and Bald Mountain Buyer shall purchase the Membership Interest, free and clear of all Encumbrances.

ARTICLE 3

FORMATION OF BALD MOUNTAIN EXPLORATION LLC

3.1       Formation of Exploration LLC. Prior to the Closing, Barrick Gold U.S. will form a new Delaware limited liability company under the name “BMEX LLC” by filing a Certificate of Formation with the Delaware Secretary of State. Barrick Gold U.S. will adopt a sole member Limited Liability Company Agreement to, among other things, authorize certain persons to act on Exploration LLC’s behalf.

3.2       Transfer of Bald Mountain Exploration Assets. Prior to the Closing:

(a)        Barrick Gold U.S. shall sell, assign and transfer to Exploration LLC, free and clear of all Encumbrances other than Permitted Encumbrances, all of Barrick Gold U.S.’s right, title and interest in, to and under the following assets, properties and rights (collectively, the “Bald Mountain Exploration Assets”):

(i)          the Owned Real Property described in Schedule 3.2(a)(i) (the “Exploration Owned Real Property”);

(ii)         the Leased Real Property described in Schedule 3.2(a)(ii) (the “Exploration Leased Real Property”);

(iii)        the Owned Mining Claims described in Schedule 3.2(a)(iii) (the “Exploration Owned Mining Claims”);

(iv)        the Leased Mining Claims described in Schedule 3.2(a)(iv) (the “Exploration Leased Mining Claims”);

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(v)         all Mining Rights within the areas depicted in grey on the Bald Mountain Boundary Map, unless specifically excluded herein;

(vi)        the Bald Mountain Exploration Permits;

(vii)       any Books or Records relating exclusively to the Bald Mountain Exploration Assets or the Bald Mountain Exploration Business;

(viii)      any Access Rights necessary to access the Bald Mountain Exploration Assets; and

(ix)       all other assets that relate exclusively to the Bald Mountain Exploration Business.

In addition, Barrick Gold U.S. will cause Barrick Bullfrog Inc. to sell, convey, assign, transfer and deliver to Exploration LLC, free and clear of all Encumbrances other than Permitted Encumbrances, that portion of Barrick Bullfrog Inc.’s right, title and interest in, to and under the Bullfrog Royalty which relates to the Bald Mountain Exploration Assets. In addition, Barrick Gold U.S. shall (and if applicable shall cause the Sellers Affiliates to), to sell, convey, assign, transfer and deliver to Exploration LLC, free and clear of all Encumbrances other than Permitted Encumbrances, and for no additional consideration, all or the applicable portion of Barrick Gold U.S.’s (and, if applicable, the relevant Sellers Affiliate’s), right, title and interest in, to and under any Royalties owned by Barrick Gold U.S. (or the relevant Sellers Affiliate) on the property depicted and colored in grey on the Bald Mountain Boundary Map.

(b)        In connection with the sale and transfer of the Bald Mountain Exploration Assets to Exploration LLC, Exploration LLC shall assume, pay, satisfy, perform and discharge when due any and all liabilities and obligations of any kind, character or nature whatsoever (whether known or unknown, accrued, absolute, contingent, determined, determinable or otherwise) of Barrick Gold U.S. with respect to the Bald Mountain Exploration Assets, whether prior to or on or after the Closing, other than the Bald Mountain Exploration Excluded Liabilities, and including any and all such obligations and liabilities with respect to the following (collectively, the “Bald Mountain Exploration Assumed Liabilities”):

(i)          Barrick Gold U.S.’s acts or omissions as the operator or manager of the Bald Mountain Exploration Business and any Bald Mountain Exploration Assets;

(ii)         the Bald Mountain Exploration Permits;

(iii)        Environmental Claims relating to the Bald Mountain Exploration Assets;

(iv)        all liabilities and obligations arising from or relating to any condition of the Bald Mountain Exploration Assets, whether accrued, known or unknown or contingent; and

(v)         all liabilities and obligations of Barrick Gold U.S. set forth in Schedule 3.2(b)(v).

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(c)        Excluded Liabilities. Except for the Bald Mountain Exploration Assumed Liabilities, Exploration LLC shall not assume and shall not be responsible to pay, perform or discharge any liability or obligation of Barrick Gold U.S., including the following liabilities or obligations of Barrick Gold U.S. (collectively, the “Bald Mountain Exploration Excluded Liabilities”):

(i)          any liabilities or obligations relating to or arising out of the Purchased Assets; and

(ii)         any liabilities and obligations of Sellers set forth in Schedule 3.2(c)(ii).

3.3       Consideration. As consideration for the transfer of the Bald Mountain Exploration Assets to Exploration LLC prior to the Closing, Barrick Gold U.S. shall receive 100% of the membership interests and be the sole member of Exploration LLC.

3.4       Documentation. To accomplish the formation and organization of Exploration LLC and the transfer of the Bald Mountain Exploration Assets to Exploration LLC (the “Exploration Reorganization”), Barrick Gold U.S. and Exploration LLC shall take the following actions:

(a)        Barrick Gold U.S. shall deliver to Exploration LLC the following:

(i)          duly executed deeds sufficient to transfer the Exploration Owned Real Property and the Exploration Owned Mining Claims to Exploration LLC;

(ii)         duly executed assignments sufficient to transfer the Exploration Leased Real Property and the Exploration Leased Mining Claims to Exploration LLC;

(iii)        duly executed assignments sufficient to transfer the Exploration Permits to Exploration LLC;

(iv)        duly executed deeds or assignments sufficient to transfer the applicable portion of the Bullfrog Royalty to Exploration LLC.

(b)        Exploration LLC shall deliver to Barrick Gold U.S. duly executed assumption agreements sufficient to assume the Bald Mountain Exploration Assumed Liabilities.

(c)        Barrick Gold U.S. shall provide Bald Mountain Buyer with copies of all documentation to effect the Exploration Reorganization and shall provide Bald Mountain Buyer with a reasonable advance opportunity to review and comment upon all such documentation and consider in good faith any comments received from Bald Mountain Buyer, provided that Bald Mountain Buyer shall provide such comments no later than 10 days following receipt of such documentation from Barrick Gold U.S. For greater certainty, Barrick Gold U.S. shall not be obligated to make changes requested by Bald Mountain Buyer if it determines in good faith not to do so, provided that such transactions are being effected substantially in accordance with this Article 3.

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ARTICLE 4

PURCHASE PRICE; CLOSING

4.1       Purchase Price.

(a)        The aggregate consideration (the “Purchase Price”) for the Purchased Assets and the Membership Interest shall be (i) $610 million (the “Base Purchase Price”), plus (ii) the assumption of the Assumed Liabilities, (iii) plus the delivery of the Sellers Royalty Deed, and (iv) plus or minus any increase or decrease required by Section 4.4. No later than five Business Days prior to Closing, the Parties shall agree, each acting reasonably and in good faith, on the portion of the Base Purchase Price attributable to the Bald Mountain Mining Assets, the Bullfrog Royalty, the Round Mountain Assets and the Membership Interest.

(b)        No later than three Business Days prior to Closing, Sellers shall deliver to Buyers a statement indicating wire transfer instructions for each Seller and Barrick Bullfrog Inc. as well as the portion of the Base Purchase Price payable to each of them in accordance with the allocation agreed pursuant to Section 4.1(a). At the Closing, each Buyer shall deliver, or cause to be delivered, to the applicable Seller and Barrick Bullfrog Inc. in cash by wire transfer the applicable portion of the Base Purchase Price, payable to each Seller and Barrick Bullfrog Inc. in accordance with such instructions, in cash.

4.2       Closing. Subject to the terms and conditions of this Agreement, the purchase and sale of the Purchased Assets and the Membership Interest and the assumption of the Assumed Liabilities shall take place at a closing (the “Closing”) beginning at 9:00 a.m., local time, on the later of (i) January 11, 2016, and (ii) the third Business Day after the last of the conditions to Closing set forth in Article 8 have been satisfied or waived (other than conditions which, by their nature, are to be satisfied on the Closing Date), at the offices of Parsons Behle & Latimer in Salt Lake City, Utah or at such other time or on such other date or at such other place as Sellers and Buyers may mutually agree upon in writing (the day on which the Closing takes place being the “Closing Date”).

4.3       Transactions to be Effected at the Closing. At the Closing:

(a)        Sellers shall deliver to Buyers the following documents, which in the case of the documents listed in Section 4.3(a)(i) through Section 4.3(a)(ix) shall be in a form to be agreed by Sellers and Buyers, acting reasonably, and shall cause Barrick Bullfrog Inc. to deliver to Bald Mountain Buyer the document listed in Section 4.3(a)(xii), in a form agreed by Bald Mountain Buyer and Barrick Bullfrog Inc., acting reasonably:

(i)          duly executed deeds sufficient to transfer all of the Purchased Assets that are Owned Real Property or Owned Mining Claims to the applicable Buyer;

(ii)         duly executed assignments sufficient to transfer all of the Purchased Assets that are Leased Real Property or Leased Mining Claims to the applicable Buyer;

(iii)        duly executed assignments sufficient to transfer all of the Purchased Assets that are Access Rights to the applicable Buyer;

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(iv)        duly executed deeds or assignments sufficient to transfer all of the Purchased Assets that are Water Rights to the applicable Buyer;

(v)         duly executed assignments and bills of sale sufficient to transfer the Purchased Assets that are Tangible Property to the applicable Buyer;

(vi)        subject to Section 4.6, duly executed assignments sufficient to transfer all of the Purchased Assets that are Assigned Contracts, Transferred Permits or Intellectual Property to the applicable Buyer;

(vii)       duly executed assignments sufficient to transfer Bargold’s and Homestake Nevada’s Round Mountain Interest to Round Mountain Buyer;

(viii)      duly executed assignment sufficient to transfer the Membership Interest to Bald Mountain Buyer;

(ix)        evidence of the termination of any limited liability company agreement of Exploration LLC entered into by Barrick Gold U.S. as sole member;

(x)         duly executed counterpart of the Exploration LLC Agreement;

(xi)        duly executed counterpart of the Sellers Royalty Deed;

(xii)       duly executed deeds or assignments sufficient to transfer (A) the applicable portion of the Bullfrog Royalty and the Hagers Royalty to the Bald Mountain Buyer, and (B) the Round Mountain Production Royalty to the Round Mountain Buyer; and

(xiii)      all other agreements, documents, instruments or certificates required to be delivered (or caused to be delivered) by any Seller at or prior to the Closing pursuant to Section 8.2.

(b)        Buyers shall deliver to Sellers the following:

(i)         the Base Purchase Price payable in accordance with Section 4.1(b);

(ii)       duly executed assumption agreements sufficient to assume the Assumed Liabilities in a form to be agreed by Sellers and Buyers, acting reasonably;

(iii)      duly executed counterpart of the Exploration LLC Agreement;

(iv)      duly executed counterpart of the Sellers Royalty Deed; and

(v)       all other agreements, documents, instruments or certificates required to be delivered by Buyers at or prior to the Closing pursuant to Section 8.3.

4.4       Net Working Capital Adjustment.

(a)        Within 60 days after the Closing Date (or such other date as is mutually agreed to by Buyers and Sellers in writing), (i) Sellers shall deliver to Buyers a calculation of Net

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Working Capital as at the Closing Date for the Bald Mountain Mining Business, calculated in the manner set forth in Schedule 4.4(a) – Part 1, and (ii) Buyers shall deliver to Sellers a calculation of Net Working Capital as at the Closing Date for the Round Mountain Business, calculated in the manner set forth in Schedule 4.4(a) – Part 2 (the “Net Working Capital Calculations”).

(b)        Within 30 days following receipt of the Net Working Capital Calculations, each party shall review the other’s Net Working Capital Calculations and shall notify the other party in writing if it has any objections to the other party’s Net Working Capital Calculation. The notice of objection must contain a statement of the basis of the objections and the amount in dispute. A party shall be deemed to have accepted the preparing party’s Net Working Capital Calculation if it does not notify the preparing party in writing of its objection within such 30-day period, which shall then be final and binding upon the parties and shall not be subject to appeal, absent manifest error.

(c)        If a party disputes the preparing party’s Net Working Capital Calculation, the parties will work expeditiously and in good faith in an attempt to resolve such dispute within a further period of 15 days after the date of notification by the disputing party to the preparing party of such dispute, failing which the dispute shall be submitted for determination to an independent national firm of certified public accountants mutually agreed to by Sellers and Buyers (and, failing agreement between Sellers and Buyers on the firm of certified public accountants within a further period of five Business Days, each of Sellers and Buyers shall select a firm of certified public accountants and such firms shall in good faith jointly select such independent national firm of certified public accountants to serve for purposes of this Section 4.4). The determination of the firm of certified public accountants shall be final and binding upon the parties and shall not be subject to appeal. The firm of certified public accountants shall be deemed to be acting as experts and not as arbitrators.

(d)        Sellers and Buyers shall each bear the fees and expenses of their respective auditors and accountants, if any, in preparing or reviewing the Net Working Capital Calculation. In the case of a dispute and the retention of a national firm of certified public accountants to determine such dispute, if such firm of certified public accountant’s findings determines that the Net Working Capital Calculation prepared by a party is misstated by 15% or greater, the costs and expenses of such firm of certified public accountants shall be borne by such party and shall otherwise be borne by the other party. However, Sellers on the one hand and Buyers on the other hand shall each bear their own costs in presenting their respective cases to the firm of certified public accountants.

(e)        The Purchase Price shall be increased or decreased, as the case may be, dollar-for-dollar, to the extent that the aggregate amount of the Net Working Capital Calculations is more or less than the aggregate amount of the Target Net Working Capital set forth in Schedule 4.4(a) If there is an increase in the Purchase Price, Buyers shall pay the excess amount to Sellers (allocated to one or more Sellers as Sellers may direct in writing) in cash by wire transfer within five Business Days of the final determination of the Net Working Capital Calculation. If there is a decrease in the Purchase Price, Sellers shall pay the deficient amount to Buyers (allocated to one or more Buyers as Buyers may direct in writing) in cash by wire transfer within five Business Days of the final determination of the Net Working Capital Calculation. The determination and adjustment of the Purchase Price in accordance with the

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provisions of this Section 4.4(e) shall not limit or affect any other rights or causes of action any of the parties may have with respect to the representations, warranties, covenants and indemnities in its favor contained in this Agreement.

4.5       Allocation of Purchase Price.

(a)        Within 120 days after the Closing Date, Buyers shall deliver to Sellers a schedule allocating the Purchase Price payable to each Seller among the applicable assets of each Seller (for the avoidance of doubt, which Purchase Price shall include any Assumed Liabilities treated as consideration for the Purchased Assets for Tax purposes) (the “Allocation Schedule”) for applicable Tax purposes. The Allocation Schedule shall be prepared in accordance with Section 1060 of the Code and the Treasury Regulations thereunder (and any corresponding provisions of similar applicable state, local or foreign Tax Laws). Buyers shall consider in good faith any comments of Sellers with respect to the proposed Allocation Schedule delivered to Buyers in writing within 30 days after delivery of the Allocation Schedule to Sellers.

(b)        In the event of any increase, or decrease, to the purchase price or a redetermination or adjustment by Buyers to the Allocation Schedule caused by an IFRS adjustment, Buyers shall prepare a revised Allocation Schedule for each year in which an increase or decrease to the purchase price occurs (each a “Revised Allocation Schedule”) in accordance with Section 1060 of the Code and the Treasury Regulations thereunder (and any corresponding provisions of similar applicable state, local or foreign Tax Laws). In each case Buyers shall prepare and deliver a proposed Revised Allocation Schedule to Sellers no later than 90 days following the date upon which the increase or decrease to the purchase price occurs or a redetermination or adjustment by Buyers to the Allocation Schedule caused by an IFRS adjustment occurs, and Buyers shall consider in good faith any comments of Sellers with respect to the proposed Revised Allocation Schedule delivered to Buyers in writing within 30 days after Sellers’ receipt of the proposed Revised Allocation Schedule.

(c)          The parties agree to act reasonably and in good faith to complete the Allocation Schedule as promptly as practicable following Closing, but in any event before June 30th of the year following the year during which the Closing occurs. Sellers and Buyers agree to file their respective IRS Forms 8594 and all federal, state and local Tax Returns in accordance with the Allocation Schedule or Revised Allocation Schedule as prepared by Buyers pursuant to this Section 4.5. The parties shall not, and shall cause their respective Affiliates not to, take any Tax position inconsistent with such Allocation Schedule or Revised Allocation Schedule, or agree to any proposed adjustment to such Allocation Schedule or Revised Allocation Schedule by the Internal Revenue Service or any other Tax authority, in each case, except with the prior written consent of the other parties or except as otherwise required pursuant to a “determination” within the meaning of Section 1313(a) of the Code (or any analogous provision of state, local or foreign Tax Law). In the event that the Internal Revenue Service or any other Tax authority disputes such Allocation Schedule or Revised Allocation Schedule, the applicable party shall promptly notify the other parties of the nature of the dispute, and the parties agree to consult with and keep one another informed with respect to the status of, and any discussion, proposal or submission with respect to, such dispute.

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4.6       Withholding.

It is the understanding of Sellers and Buyers that, as of November 6, 2015, if and only if (i) the representation of Sellers in Section 5.15(b) is true in all respects and there are no disclosures against that representation and (ii) Sellers comply with the requirements of Section 8.2(g), then Buyers will not need to and, subject to the next following sentence, will not withhold Tax from the Purchase Price. If Buyers in good faith reasonably determine that, under applicable Law and circumstances as they exist at the time any amounts due to Sellers pursuant to this Agreement are paid, Buyers are required to withhold Tax, Buyers shall notify Sellers of such determination. If Sellers agree with such determination, Buyers shall be entitled to deduct and withhold from any such payments such amounts as Buyers determined to be required to be deducted and withheld with respect to the making of such payments pursuant to the Code or other Laws applicable to Taxes. To the extent that amounts are so withheld, they shall be remitted to the appropriate Governmental Authority, and to the extent that amounts are so withheld and paid over to the appropriate Governmental Authority, such amounts shall be treated for all purposes hereunder as having been paid to the applicable Seller in respect of which such deduction and withholding was made. If Sellers do not agree with Buyers’ determination, Buyers shall not withhold and Sellers shall indemnify Buyers from Taxes and penalties incurred by Buyers from the failure to withhold.

4.7       Non-Assignable Purchased Assets.

(a)        Notwithstanding anything to the contrary in this Agreement, to the extent that the sale, assignment, transfer, conveyance or delivery, or attempted sale, assignment, transfer, conveyance or delivery, to the applicable Buyer of any Purchased Asset or to Exploration LLC of any Bald Mountain Exploration Asset would violate any Governmental Order which is in effect, result in a violation of applicable Law or would require the consent, authorization, approval or waiver of a Person who is not a party to this Agreement or an Affiliate of a party to this Agreement (including any Governmental Authority), and such consent, authorization, approval or waiver shall not have been obtained or, in the case of Permits, where such consent, authorization, approval or waiver is not ordinarily obtained prior to the Closing, the applicable Seller shall not sell and this Agreement and the Exploration Reorganization shall not constitute a sale, assignment, transfer, conveyance or delivery, or an attempted sale, assignment, transfer, conveyance or delivery thereof; provided, however, that, subject to the satisfaction or waiver of the conditions contained in Article 8, the Closing and the completion of the Exploration Reorganization shall occur notwithstanding the foregoing without any adjustment to the Purchase Price on account thereof. Following the Closing, the applicable Seller, Buyer and Exploration LLC shall use commercially reasonable efforts, and shall cooperate with each other, to obtain any such required consent, authorization, approval or waiver, or any release, substitution or amendment required to novate all liabilities and obligations under any and all Assigned Contracts, Permits or other liabilities that constitute Assumed Liabilities or Bald Mountain Exploration Assumed Liabilities or to obtain in writing the unconditional release of all parties to such arrangements, so that, in any case, the applicable Buyer or Exploration LLC shall be solely responsible for such liabilities and obligations from and after the Closing Date; provided, however, that none of Sellers, Buyers or Exploration LLC shall be required to pay any consideration therefor other than routine filing fees. Once such consent, authorization, approval, waiver, release, substitution or amendment is obtained, the

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applicable Seller shall sell, assign, transfer, convey and deliver to the applicable Buyer or Exploration LLC the relevant Purchased Asset or Bald Mountain Exploration Asset to which such consent, authorization, approval, waiver, release, substitution or amendment relates for no additional consideration. Applicable sales, transfer and other similar Taxes in connection with such sale, assignment, transfer, conveyance or license shall be paid by the applicable Buyer in accordance with Section 7.15.

(b)        To the extent that any Purchased Asset, Bald Mountain Exploration Asset, Assumed Liability or Bald Mountain Exploration Assumed Liability cannot be transferred to the applicable Buyer or Exploration LLC following the Closing pursuant to Section 4.7(a), the applicable Buyer, Seller and Exploration LLC shall use commercially reasonable efforts to enter into such arrangements (such as subleasing, sublicensing or subcontracting) to provide to the applicable parties the economic and, to the extent permitted under applicable Law, operational equivalent of the transfer of such Purchased Asset, Bald Mountain Exploration Asset, Assumed Liability or Bald Mountain Exploration Assumed Liability to the applicable Buyer or Exploration LLC as of the Closing and the performance by the applicable Buyer or Exploration LLC of its obligations with respect thereto. The applicable Buyer or Exploration LLC shall, as agent or subcontractor for the applicable Seller, pay, perform and discharge fully the liabilities and obligations of the applicable Seller thereunder from and after the Closing Date. To the extent permitted under applicable Law, the applicable Seller shall, at the applicable Buyer’s or Exploration LLC’s expense, hold in trust for and pay to the applicable Buyer or Exploration LLC promptly upon receipt thereof, such Purchased Asset or Bald Mountain Exploration Asset and all income, proceeds and other monies received by such Seller to the extent related to such Purchased Asset or Bald Mountain Exploration Asset in connection with the arrangements under this Section 4.7(b). Sellers shall be permitted to set off against such amounts all direct costs associated with the retention and maintenance of such Purchased Assets or Bald Mountain Exploration Asset. Notwithstanding anything herein to the contrary, the provisions of this Section 4.7(b) shall not apply to any consent or approval required under any antitrust, competition or trade regulation Law, which consent or approval shall be governed by Section 7.7.

(c)        Without limiting the generality of Section 4.7(a), in the case of any Split Contract where a consent, approval or waiver of a Person who is not a party to this Agreement or an Affiliate of a party to this Agreement (including any Governmental Authority) is required for Sellers to assign the portions of the Split Contract that relate to the applicable Business or the Bald Mountain Exploration Business to the applicable Buyer or Exploration LLC, Sellers shall use commercially reasonable efforts to obtain all consents, approvals and waivers required to separate such Split Contract into two or more separate agreements such that the ongoing rights, obligations and liabilities of Sellers and their Affiliates and the rights, obligations and liabilities relating to the Businesses or the Bald Mountain Exploration Business, as applicable, are not contained in the same agreement; provided that, for greater certainty, Sellers will be under no obligation to pay any consideration therefor other than routine filing fees. To the extent that any Split Contract cannot be separated prior to Closing, (i) the Closing and completion of the Exploration Reorganization shall occur notwithstanding the foregoing without any adjustment to the Purchase Price on account thereof, and (ii) the applicable provisions of Section 4.7(a) and 4.7(b) shall apply, mutatis mutandis.

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ARTICLE 5

REPRESENTATIONS AND WARRANTIES OF SELLERS

Except as set forth in the corresponding sections of the Disclosure Schedules, Sellers, jointly and severally, represent and warrant to each Buyer, as of the date of this Agreement and as of the Closing Date, as follows, provided, however, that each of Bargold and Homestake Nevada make only the representations and warranties contained in Sections 5.1(a), 5.2, 5.3, 5.7, 5.11, 5.12(a), 5.14(a), 5.15(b), 5.16 and 5.18:

5.1       Organization.

(a)        Each Seller is a corporation duly organized, validly existing and in good standing under the Laws of its state of incorporation and is duly qualified to do business as a foreign corporation and is in good standing under the laws of each jurisdiction in which such qualification is necessary to perform its obligations under this Agreement, to own, operate and carry on its Business or the Bald Mountain Exploration Business, as applicable, as now being conducted and to own, hold or lease the Purchased Assets, Bald Mountain Exploration Assets and Membership Interest owned, held or leased by it.

(b)        On the Closing Date, Exploration LLC will be a limited liability company duly organized, validly existing and in good standing under the Laws of the State of Delaware and duly qualified to do business as a foreign limited liability company and in good standing under the Laws of each jurisdiction that requires such qualification as a consequence of the Bald Mountain Exploration Business.

5.2       Due Authorization, Execution and Delivery; Enforceability.

(a)        Each Seller has the requisite corporate power and authority to enter into this Agreement, to carry out its obligations hereunder and to consummate the transactions applicable to it that are contemplated hereby. The execution and delivery by each Seller of this Agreement, the performance by such Seller of its obligations hereunder and the consummation by such Seller of the transactions contemplated hereby that are applicable to such Seller have been duly authorized by all requisite corporate action. This Agreement has been duly executed and delivered by each Seller and constitutes the legal, valid and binding obligation of each Seller, enforceable against such Seller in accordance with its terms, except as such enforceability may be limited by bankruptcy, insolvency, reorganization, moratorium or similar Laws affecting creditors’ rights generally and by general principles of equity (regardless of whether enforcement is sought in a proceeding at law or in equity).

(b)        Exploration LLC will have on the Closing Date all necessary limited liability company power and authority to own, operate or lease the Bald Mountain Exploration Assets and to carry on the Bald Mountain Exploration Business as it is currently conducted.

5.3       No Conflicts; Consents. Except as set forth in Schedule 5.3, the execution, delivery and performance by each Seller of this Agreement, and the consummation of the transactions contemplated hereby, do not and will not: (i) conflict with or result in a violation or breach of any provision of the certificate of incorporation, articles of incorporation or bylaws of such Seller that is a corporation, (ii) conflict with or result in a violation or breach of any

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Governmental Order, Law or Permit applicable to such Seller, or (iii) require the consent of any Person under, conflict with, result in a violation or breach of, constitute a default or an event that, with or without notice or lapse of time or both, would constitute a default under, result in the acceleration of or create in any party the right to accelerate, terminate, modify or cancel, any Material Contract, where such violation, breach, default or exercise of any such right created would reasonably be expected to be material and adverse to such Seller in connection with its conduct of its Business. No consent, approval, Permit, Governmental Order, declaration or filing with, or notice to, any Governmental Authority is required by or with respect to any Seller in connection with the execution and delivery of this Agreement and the consummation of the transactions contemplated hereby, except for such filings as may be required under the HSR Act or as set forth in Schedule 5.3, and such consents, approvals, Permits, Governmental Orders, declarations, filings or notices which, in the aggregate, would not have a Material Adverse Effect if not obtained.

5.4       No Options. No person other than Buyers (and in the case of the Bald Mountain Exploration Assets, Exploration LLC) has any written or oral agreement or option or any right or privilege (whether by Law, pre-emptive or contractual) capable of becoming an agreement or option for the purchase or acquisition from Sellers of any of the Purchased Assets, the Bald Mountain Exploration Assets or Membership Interest.

5.5       Capitalization; Title. On the Closing Date, Barrick Gold U.S. will own all of the outstanding membership interests of Exploration LLC, free and clear of all Encumbrances, and will be the sole member of Exploration LLC. On the Closing Date, there will be no outstanding or authorized options, warrants, convertible securities or other rights, agreements, arrangements or commitments of any character relating to the membership interests of Exploration LLC or obligating Barrick Gold U.S. or Exploration LLC to issue or sell any membership interests of, or any other interest in, Exploration LLC.

5.6       Bald Mountain Assets.

(a)        Schedules 2.1(a)(i) and 3.2(a)(i) set forth a true and complete list of all material Owned Real Property held or used in connection with the Bald Mountain Mining Business and the Bald Mountain Exploration Business, respectively. Barrick Gold U.S. holds title to the Owned Real Property set forth in Schedule 2.1(a)(i) and the Hagers Royalty, Barrick Bullfrog Inc. holds title to the Bullfrog Royalty, and, on Closing, Exploration LLC will hold title to the Owned Real Property set forth in Schedule 3.2(a)(i), in each case free and clear of all Encumbrances except for Permitted Encumbrances.

(b)       Schedules 2.1(a)(ii) and 3.2(a)(ii) set forth a true and complete list of all material Leased Real Property held or used in connection with the Bald Mountain Mining Business and the Bald Mountain Exploration Business, respectively. Barrick Gold U.S. holds a valid and enforceable leasehold interest in the Leased Real Property set forth in Schedule 2.1(a)(ii) and, on Closing, Exploration LLC will hold a valid leasehold interest in the Leased Real Property set forth in Schedule 3.2(a)(ii), in each case free and clear of all Encumbrances except for Permitted Encumbrances.

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(c)        Schedules 2.1(a)(iii) and 3.2(a)(iii) set forth a true and complete list of all material Owned Mining Claims held or used in connection with the Bald Mountain Mining Business and the Bald Mountain Exploration Business, respectively. Subject to the paramount title of the United States, Barrick Gold U.S. holds title to the Owned Mining Claims set forth in Schedule 2.1(a)(iii) and, on Closing, Exploration LLC will hold title to the Owned Mining Claims set forth in Schedule 3.2(a)(iii), in each case free and clear of all Encumbrances except for Permitted Encumbrances and to the Knowledge of the Sellers, there are no conflicting third party unpatented mining claims, mill sites or tunnel sites with respect to such Owned Mining Claims in respect of any area on which Barrick Gold U.S. has established reserves or resources at the date hereof.

(d)        Schedules 2.1(a)(iv) and 3.2(a)(iv) set forth a true and complete list of all material Leased Mining Claims held or used in connection with the Bald Mountain Mining Business and the Bald Mountain Exploration Business, respectively. Subject to the paramount title of the United States, Barrick Gold U.S. holds a valid and enforceable leasehold interest in the Leased Mining Claims set forth in Schedule 2.1(a)(iv) and, on Closing, Exploration LLC will hold a valid and enforceable leasehold interest in the Leased Mining Claims set forth in Schedule 3.2(a)(iv), in each case, free and clear of all Encumbrances except for Permitted Encumbrances and to the Knowledge of the Sellers, there are no conflicting third party unpatented mining claims, mill sites or tunnel sites with respect to such Leased Mining Claims in respect of any area on which Barrick Gold U.S. has established reserves or resources at the date hereof.

(e)        Schedule 2.1(a)(vii) sets forth a true and complete list of all material Water Rights held or used in connection with the Bald Mountain Mining Business. Barrick Gold U.S. holds title to the Water Rights set forth in Schedule 2.1(a)(vii) free and clear of all Encumbrances except for Permitted Encumbrances. The Water Rights set forth in Schedule 2.1(a)(vii) constitute all the Water Rights used or held for use, or necessary for, the conduct of the Bald Mountain Mining Business.

(f)        Schedule 5.6(f) under the heading “A. Bald Mountain” sets forth a true and complete list of all Royalties to which any Bald Mountain Assets that constitute Owned Real Property, Leased Real Property, Owned Mining Claims and Leased Mining Claims are subject. Except as set forth in Schedule 5.6(f), all proceeds of production from the Bald Mountain Mining Business and the Bald Mountain Mine have been timely paid to the Person entitled thereto and are not being held in suspense for any reason.

(g)        Barrick Gold U.S. holds title to, or a valid and enforceable leasehold or subleasehold interest in, the Tangible Property and Improvements used or held in connection with the Bald Mountain Mining Business, free and clear of all Encumbrances except for Permitted Encumbrances. The Bald Mountain Mining Assets consisting of equipment, machinery, vehicles and other Tangible Property that are material and are used regularly in the Bald Mountain Mining Business have been maintained in all material respects in the ordinary course consistent with standard industry practice.

(h)        Barrick Gold U.S. holds all necessary Access Rights related to the Bald Mountain Mine.

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(i)         Except for the Bald Mountain Exploration Assets and the Contracts listed under the heading “Global Contracts” on Schedule 2.1(a)(xii) and except as set forth in Schedule 5.6(i), the Bald Mountain Mining Assets to be sold and transferred to the Bald Mountain Buyer at Closing constitute all of the material assets that are used or held for use in the Bald Mountain Mining Business and, together with any transition services to be provided in accordance with Section 7 .11, constitute all assets that are necessary for the conduct of the Bald Mountain Mining Business in all material respects as it is conducted on the date of this Agreement.

(j)         All material assets, properties and rights used by Barrick Gold U.S. in the Bald Mountain Mining Business are held solely by such Seller, and all material Contracts, obligations, expenses and transactions Relating to the Bald Mountain Mining Business have been entered into, incurred and conducted only by such Seller, and no Affiliate of such Seller owns or has any rights in or to any of the Bald Mountain Assets or other properties or rights Relating to the Bald Mountain Mining Business. Except as set forth in Schedule 5.6(j), and except pursuant to this Agreement, no material Bald Mountain Assets (including, for this purpose, the Bullfrog Royalty) are subject to, upon the giving of notice, the passage of time or both, any Third Party Purchase Right for any Person to acquire title to, any interest or right in or to or any burden on (including any Royalty or similar right) any of such material Bald Mountain Assets.

(k)        A Seller is the holder of the Proof of Claim.

5.7       Round Mountain Assets.

(a)        Each of Bargold and Homestake Nevada is a Round Mountain Participant under the Round Mountain Operating Agreement and is the sole beneficial and legal owner of its interest in the Round Mountain Operating Agreement and the Round Mountain Venture, a 25% Round Mountain Cotenancy Interest pursuant to the terms of the Round Mountain Operating Agreement, and, pursuant to the terms of the Round Mountain Operating Agreement, an undivided 25% interest as a tenant in common in the Round Mountain Premises, Round Mountain Mine, Round Mountain Venture, and other assets of the Round Mountain Common Operations, and its interest in the Round Mountain Production Royalty (collectively and together with the Round Mountain Assets, the “Round Mountain Interests”). The interest of each of Bargold and Homestake Nevada in the Round Mountain Interests is not subject to any Encumbrances except Permitted Encumbrances.

(b)        Except pursuant to this Agreement or the Round Mountain Operating Agreement, none of the Round Mountain Interests are subject to, upon the giving of notice, the passage of time or both, any Third Party Purchase Right granted by Bargold or Homestake Nevada for any Person to acquire title to, any interest or right in or to or any burden on (including any Royalty or similar right) any of the Round Mountain Interests.

(c)        Other than the Round Mountain Operating Agreement, neither Bargold nor Homestake Nevada has entered into any joint venture agreements, shareholders agreements, partnership agreements, voting agreements, powers of attorney, co-ownership agreements, co-tenancy agreements, management agreements or other Contracts in effect that affect the ownership, sale, transfer, management or control of the interests of Bargold and Homestake Nevada in the Round Mountain Interests.

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(d)        Except for this Agreement, neither Bargold nor Homestake Nevada, acting to bind the Round Mountain Common Operation, any Round Mountain Participant or the Round Mountain Operator, has entered into any consulting contracts, construction contracts, operating agreements, licensing arrangements, development agreements, exploration arrangements, leases or rental agreements, use rights, Permits or licenses, bonds or any other Contracts which affect the Round Mountain Common Operation, or the ownership or operation of the Round Mountain Premises or Round Mountain Mine, or the Round Mountain Interests.

5.8       Financial Statements; Absence of Undisclosed Liabilities.

(a)        Copies of management accounts with respect to the Bald Mountain Mining Business as of and for the period ended September 30, 2015 and December 31, 2014 are attached as Schedule 5.8 (the “Management Accounts”). The Management Accounts have been prepared in accordance with IFRS and using the same accounting principles, policies and methods as have been historically used in connection with the calculation of the items reflected thereon and fairly present in all material respects the accounts of the Bald Mountain Mining Business as of the date thereof or for the period covered thereby, subject to normal reporting adjustments and the absence of footnote disclosures.

(b)        The Bald Mountain Mining Business does not have any material liabilities that are required to be disclosed in its financial statements under IFRS except (i) liabilities in respect of the Bald Mountain Mining Business reflected or reserved against in the Management Accounts, (ii) liabilities in respect of the Bald Mountain Mining Business incurred since the date of the most recent set of Management Accounts in the ordinary course of business consistent with past practice, (iii) Excluded Liabilities, and (iv) pursuant to the terms of any Contract entered into by Barrick Gold U.S. in respect of the Bald Mountain Mining Business (but only to the extent the nature and magnitude of such liabilities can be specifically ascertained by reference to the text of such Contract).

5.9       Ordinary Course of Business. (a) Except as expressly contemplated by this Agreement or as set forth in Schedule 5.9, from and after September 30, 2015, (a) the Bald Mountain Mining Business and the Bald Mountain Exploration Business has been operated in the ordinary course of business in all material respects, and (b) there has not been any change, event, circumstance or development or prospective change, event, circumstance or development that, individually or in the aggregate (other than with respect to the Round Mountain Business), has had or is reasonably likely to have a Material Adverse Effect.

5.10     Material Contracts.

(a)        Schedule 5.10(a) lists all of the Material Contracts Relating to the Bald Mountain Mining Business as of the currency date set out therein.

(b)        Except as disclosed in Schedule 5.10(b), each Material Contract (other than any Excluded Contract with respect to which this Section 5.10(b) does not apply) is a legal, valid, binding and enforceable agreement of Barrick Gold U.S. and is in full force and effect and will continue to be in full force and effect immediately following the Closing Date. Barrick Gold U.S.: (i) has performed in all material respects all of the obligations required to be performed by

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it under such Material Contracts, and (ii) is not in material breach of, or default under, any Material Contract, which would materially and detrimentally affect the entitlement of Bald Mountain Buyer to the benefits of such Material Contract.

5.11     Legal Proceedings. Except as set forth in Schedule 5.11, there are no Claims pending before a Governmental Authority, or, to the Knowledge of Sellers, threatened, in each case against a Seller relating to its Business, which would reasonably be expected to be material and adverse to such Seller in connection with its conduct of its Business or the Purchased Assets.

5.12     Compliance with Laws; Permits.

(a)         Except as disclosed in Schedule 5.12(a), each Seller is in compliance in all material respects, and at Closing, Exploration LLC will be in compliance in all material respects, with all Laws applicable to its Business, except where the failure to be in such compliance would not be expected to be material and adverse to such Seller or Exploration LLC in connection with the conduct of its Business.

(b)        Schedule 5.12(b) sets forth the material Permits necessary for the operation of the Bald Mountain Mining Business as presently being conducted (the “Material Permits”). The Material Permits have been duly obtained and Barrick Gold U.S. is not in material default or material breach of any such Material Permit. At Closing, Exploration LLC will have obtained the Bald Mountain Exploration Permits and will not be in material breach of such permits.

(c)        None of the representations and warranties contained in this Section 5.12 shall relate to or be deemed to relate to environmental matters (which are governed exclusively by Section 5.13), employment matters (which are governed exclusively by Section 5.14) or tax matters (which are governed exclusively by Section 5.15).

5.13     Environmental Matters.

(a)        Except as set forth in Schedule 5.13(a), (i) to Barrick Gold U.S.’s Knowledge, the Bald Mountain Mining Business and the Bald Mountain Exploration Business have been conducted in compliance in all material respects with all Environmental Laws and (ii) Barrick Gold U.S. has not received any Environmental Notice or Environmental Claim relating to the Bald Mountain Mining Business, the Bald Mountain Exploration Business or the Bald Mountain Assets, which either remains pending or unresolved, or is the source of ongoing obligations or requirements as of the Closing Date.

(b)        Schedule 5.13(b) sets forth each of the Environmental Permits necessary for the operation of the Bald Mountain Mining Business. Barrick Gold U.S. has obtained and is in material compliance with its Environmental Permits listed in Schedule 5.13(b).

(c)        Except as set forth in Schedule 5.13(c), (i) to Barrick Gold U.S.’s Knowledge, Barrick Gold U.S. has not caused or permitted the Release of Hazardous Materials except in compliance in all material respects with Environmental Laws with respect to the Bald Mountain Mining Business, the Bald Mountain Exploration Business and Bald Mountain Assets and (ii) Barrick Gold U.S. has not received any Environmental Notice that the Bald Mountain

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Assets have been contaminated with any Hazardous Material which would reasonably be expected to result in an Environmental Claim against, or a violation of Environmental Laws or term of any Environmental Permit by, Barrick Gold U.S. in connection with the Bald Mountain Mining Business or the Bald Mountain Exploration Business.

(d)        The representations and warranties set forth in this Section 5.13 are Sellers’ sole and exclusive representations and warranties regarding environmental matters.

5.14     Employment Matters.

(a)        Neither Bargold nor Homestake Nevada employs any persons who work full-time in connection with the Round Mountain Business. Schedule 5.14(a) contains a list of the persons employed by Barrick Gold U.S. in connection with the Bald Mountain Mining Business (the “Employees”).

(b)        Schedule 5.14(b) contains a list of each material benefit, retirement, employment, compensation, incentive, severance, vacation, paid time off and fringe-benefit agreement, plan, policy and program, whether or not reduced to writing, in effect and covering one or more Employees or the beneficiaries or dependents of any such persons, and is maintained, sponsored, contributed to, or required to be contributed to by Barrick Gold U.S., or under which Barrick Gold U.S. has any material liability for premiums or benefits (as listed in Schedule 5.14(b), each, a “Benefit Plan”). To Barrick Gold U.S.’s Knowledge, each Benefit Plan complies in all material respects with all applicable Laws.

(c)        Barrick Gold U.S. is not bound by any collective bargaining or other agreement with a labor organization representing any of its Employees. Barrick Gold U.S. is in compliance in all material respects with all applicable Laws pertaining to employment and employment practices with respect to its Business.

(d)       The representations and warranties set forth in this Section 5.14 are Sellers’ sole and exclusive representations and warranties regarding employment matters.

5.15     Taxes.

(a)        Except as set forth in Schedule 5.15(a), (i) all Taxes due and owing with respect to the Purchased Assets of each Seller, whether or not shown on any return, have been timely paid by such Seller (including such Seller’s share of any Tax customarily paid by the Seller, or Round Mountain Common Operation, or Round Mountain Operator with respect to the Purchased Assets, revenue from the Purchased Assets or the Round Mountain Common Operation, including the Nevada net proceeds Tax related to the Purchased Assets, revenue from the Purchased Assets, or the Round Mountain Common Operation); (ii) no Tax deficiencies are being proposed in writing or assessed by any Governmental Authority with respect to the Purchased Assets; (iii) there are no Tax Claims or Tax liens on any of the Purchased Assets, other than Permitted Encumbrances; (iv) each Seller has properly filed on a timely basis all Tax Returns that it was required to file relating to the Purchased Assets, and all such Tax Returns are true, correct and complete in all material respects; (v) each Seller has duly withheld or collected (and, to the extent required, has properly paid to the appropriate Governmental Authority) all Taxes that the Seller was required by Law to withhold or collect relating to the Purchased Assets;

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(vi) each Seller has complied in all respects with all Tax Laws relating to employment and each Seller has timely withheld and remitted all social security and other Taxes with respect to compensation and employment of its employees working in the Businesses; and (vii) there is not in effect any waiver by a Seller of any statute of limitations with respect to any Taxes or agreement to any extension of time for filing any Tax Return which has not been filed, and no Seller has consented to extend to a date later than the Closing Date the period in which any Tax may be assessed or collected by any Governmental Authority.

(b)        No Seller is a “foreign person” as that term is used in Treasury Regulations Section 1.1445-2.

(c)        The representations and warranties set forth in this Section 5.15 are the exclusive representations and warranties made by Sellers with respect to Taxes.

5.16     Financial Advisors. Except for CIBC World Markets Inc., whose fees and expenses will be paid by Sellers or Sellers Parent, no broker, finder or investment banker is or will be entitled to any brokerage, finder’s or other fee or commission in connection with the transactions contemplated by this Agreement based upon arrangements made by or on behalf of any Seller.

5.17     Insurance. Barrick Gold U.S. maintains, or has the benefits of, policies of fire and casualty, liability and other forms of insurance in such amounts, with such deductibles and against such risks and losses as are, in Barrick Gold U.S.’s reasonable judgment, reasonable for the Bald Mountain Mining Business, the Bald Mountain Assets and the Bald Mountain Mine.

5.18     No Other Representations and Warranties. Except for the representations and warranties contained in this Article 5 (including the related portions of the Schedules), and the representations and warranties of Sellers Parent contained in Section 7.19(f) no Seller or Affiliate or Representative of any Seller, or any other Person, has made or makes any other express or implied representation or warranty, either written or oral, on behalf of any Seller, including any representation or warranty as to the accuracy or completeness of any information furnished or made available to Buyers and their Representatives (including any projections, information, documents or material made available to Buyers in the Data Room, management presentations or in any other form in expectation of the transactions contemplated hereby) or as to the future revenue, profitability or success of the Businesses, or any representation or warranty arising from statute or otherwise in law.

ARTICLE 6

REPRESENTATIONS AND WARRANTIES OF BUYERS

The Buyers, jointly and severally, represent and warrant to each Seller, as of the date of this Agreement and as of the Closing Date, as follows:

6.1       Organization. Each Buyer is a corporation duly organized, validly existing and in good standing under the Laws of its state of incorporation or formation.

6.2       Due Authorization, Execution and Delivery; Enforceability. Each Buyer has the requisite corporate power and authority to enter into this Agreement, to carry out its obligations

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hereunder and to consummate the transactions applicable to it that are contemplated hereby. The execution and delivery by each Buyer of this Agreement, the performance by such Buyer of its obligations hereunder and the consummation by Buyer of the transactions applicable to it that are contemplated hereby have been duly authorized by all requisite action. This Agreement has been duly executed and delivered by each Buyer and constitutes the legal, valid and binding obligation of each Buyer, enforceable against such Buyer in accordance with its terms, except as such enforceability may be limited by bankruptcy, insolvency, reorganization, moratorium or similar Laws affecting creditors’ rights generally and by general principles of equity (regardless of whether enforcement is sought in a proceeding at law or in equity).

6.3       No Conflicts; Consents. The execution, delivery and performance by each Buyer of this Agreement, and the consummation of the transactions contemplated hereby, do not and will not: (i) result in a violation or breach of any provision of the organizational documents of such Buyer, or (ii) result in a violation or breach of any provision of any Law or Governmental Order applicable to such Buyer. No consent, approval, Permit, Governmental Order, declaration or filing with, or notice to, any Governmental Authority or other Person is required by or with respect to any Buyer in connection with the execution and delivery of this Agreement and the consummation of the transactions contemplated hereby, except such filings as may be required under the HSR Act.

6.4       Financial Advisors. Except for TD Securities Inc. and RBC, whose fees and expenses will be paid by Buyers or Buyers Parent, no broker, finder or investment banker is or will be entitled to any brokerage, finder’s or other fee or commission in connection with the transactions contemplated by this Agreement based upon arrangements made by or on behalf of any Buyer.

6.5       Sufficiency of Funds. Each Buyer has sufficient cash on hand or other sources of immediately available funds to enable it to make payment of the Purchase Price payable by it under this Agreement and consummate the transactions contemplated by this Agreement.

6.6       Legal Proceedings. There are no Claims pending or, to the Knowledge of Buyers, threatened against Buyers or by either Buyer or any Affiliate of Buyers that challenge or seek to prevent, enjoin or otherwise delay the transactions contemplated by this Agreement.

6.7       Independent Investigation. Each Buyer has conducted its own independent investigation, review and analysis of the Businesses and the Purchased Assets. Each Buyer acknowledges and agrees that: (i) in making its decision to enter into this Agreement and to consummate the transactions contemplated hereby, such Buyer has relied solely upon its own investigation and the express representations and warranties of Sellers set forth in Article 5 (including the related portions of the Disclosure Schedules), and of Sellers Parent set forth in Section 7.19(f) and (ii) no Seller or any Affiliate or Representative of any Seller or any other Person has made or makes any other express or implied representation or warranty, either written or oral, on behalf of any Seller.

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ARTICLE 7

COVENANTS

7.1       Conduct of Business Prior to the Closing. From the date hereof until the Closing, except (i) as expressly required or permitted by this Agreement, (ii) as required pursuant to applicable Laws, (iii) as set forth in Schedule 7.1, (iv) as consented to in writing by Buyers (which consent shall not be unreasonably withheld, conditioned or delayed), or (v) as required to reasonably and prudently respond to an emergency or disaster at a Mine (including the right to take forthwith any action required to ensure the safety and integrity of the Businesses and the Employees), Barrick Gold U.S. shall, solely with respect to the Bald Mountain Mining Business and the Bald Mountain Exploration Business, and each of Bargold and Homestake Nevada shall, solely with respect to the Round Mountain Venture and only to the extent of its voting rights under the Round Mountain Operating Agreement:

(a)        conduct its Business and the Bald Mountain Exploration Business or, in the case of Bargold and Homestake Nevada, the Round Mountain Business in the ordinary course of business consistent with past practice;

(b)        maintain and preserve intact the current organization, business and franchise of its Business and the Bald Mountain Exploration Business or, in the case of Bargold and Homestake Nevada, the Round Mountain Business and preserve the rights, franchises, goodwill and relationships of its Employees, if any, and the customers, lenders, suppliers, regulators and others having business relationships with its Business and the Bald Mountain Exploration Business or, in the case of Bargold and Homestake Nevada, the Round Mountain Business;

(c)        maintain in full force and effect policies of fire and casualty, liability and other forms of insurance, including replacement policies having substantially comparable insurance coverage and terms, covering the Bald Mountain Mining Business, the Bald Mountain Exploration Assets, the Bald Mountain Mining Assets, the Assumed Liabilities relating to the Bald Mountain Mining Business and the Bald Mountain Exploration Assumed Liabilities, and the operations and assets and liabilities thereof, with such deductibles and against such risks and losses as substantially consistent with the past practice of the Bald Mountain Mining Business;

(d)        continue to make capital expenditure at the Bald Mountain Mine as currently provided for in the capital expenditure budgets set forth in Schedule 7.1(d);

(e)        not acquire any business other than acquisitions with a purchase price that does not exceed [Purchase price threshold redacted.] individually or [Purchase price threshold redacted.] in the aggregate for any one Seller or the Round Mountain Venture;

(f)         not sell, transfer, dispose of, lease, encumber, relinquish or abandon any of its Purchased Assets or the Bald Mountain Exploration Assets, except (i) in the ordinary course of business (including the sale of production and Inventory), (ii) those assets, rights and properties set out in Schedule 7.1(f) or (iii) sales, transfers or dispositions of assets, rights or properties that do not exceed [Disposition price threshold redacted.] individually or [Disposition price threshold redacted.] in the aggregate for any one Seller or the Round Mountain Venture (excluding those sales described in clauses (i) and (ii));

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(g)        not sell, transfer, dispose of, lease, or license its Purchased Assets to another business of Sellers, Sellers Parent or Sellers Affiliates, except in the ordinary course of business consistent with past practice;

(h)       not enter into any collective bargaining agreement with its Employees, if any;

(i)        not grant to any Employee an increase in compensation, except in the ordinary course of business and consistent with past practice or as is necessary to comply with applicable Law or an existing employment or services agreement;

(j)        not hire any new employee or dismiss any Employee whose annual aggregate compensation is in excess of [Compensation threshold redacted.], except (i) the termination of any Employee for cause or (ii) the hiring of any person to fill an existing vacancy or to replace any Employee that has resigned or has been terminated;

(k)       not incur any indebtedness for borrowed money that will constitute an Assumed Liability other than short-term indebtedness, letters of credit or sureties in the ordinary course of business consistent with past practices;

(l)        not make any loans or advances that will be a Purchased Asset or a Bald Mountain Exploration Asset to any Person or assume or guarantee the liabilities of any Person that will constitute an Assumed Liability or Bald Mountain Exploration Assumed Liability other than in the ordinary course of business;

(m)      except in the ordinary course of business, not settle, offer or propose to settle, compromise, assign or release any material Claim for settlement proceeds in excess of [Settlement threshold redacted.] brought against Barrick Gold U.S. or the Round Mountain Venture in respect of or in connection with its Purchased Assets, the Bald Mountain Exploration Assets, the Bald Mountain Mining Business or the Bald Mountain Exploration Business or, in the case of Bargold and Homestake Nevada, the Round Mountain Assets or the Round Mountain Business;

(n)       not enter into any agreement creating a joint venture or partnership or effecting a business combination or other similar arrangement with another person in respect of any of the Purchased Assets or the Bald Mountain Exploration Assets;

(o)       not enter into any Contract relating to the Businesses that is not in the ordinary course of business and that would, if existing on the date hereof, constitute a Material Contract;

(p)       not terminate or cancel, modify or amend in any material respect or take or fail to take any action which would entitle any party to any Material Contract to terminate or cancel or modify or amend in any material respect any Material Contract, except for terminations in accordance with the terms of the applicable Material Contract upon a material breach of the counterparty; and

(q)       not attempt or agree to do any of the foregoing matters listed in paragraphs (e) through (p) above, as applicable.

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7.2       Access to Information. From the date hereof until the Closing, Barrick Gold U.S. shall: (a) afford Bald Mountain Buyer and its Representatives reasonable access to and the right to inspect all of the properties, assets, premises, Books and Records, contracts, agreements and other documents and data related to the Bald Mountain Mining Business and the Bald Mountain Exploration Business, (b) furnish Bald Mountain Buyer and its Representatives with such financial, operating and other data and information related to the Bald Mountain Mining Business and the Bald Mountain Exploration Business as Bald Mountain Buyer or any of its Representatives may reasonably request, and (c) instruct the Representatives of Barrick Gold U.S. to cooperate with Bald Mountain Buyer in its investigation of the Bald Mountain Mining Business and the Bald Mountain Exploration Business; provided, however, that any such investigation shall be conducted at Bald Mountain Buyer’s sole risk during normal business hours upon reasonable advance notice to Barrick Gold U.S., under the supervision of Barrick Gold U.S.’ personnel, in compliance with all Barrick Gold U.S.’ health, safety and environmental regulations and procedures, and in such a manner as not to interfere with the normal operations of the Bald Mountain Mining Business or the Bald Mountain Exploration Business, as applicable. Notwithstanding anything to the contrary in this Agreement, no Seller shall be required to disclose any information to Buyers if such disclosure would, in such Seller’s reasonable discretion: (x) cause significant competitive harm to such Seller or its Business or the Bald Mountain Exploration Business if the transactions contemplated by this Agreement are not consummated, (y) jeopardize any attorney-client or other privilege, or (z) contravene any applicable Law, fiduciary duty or binding agreement entered into prior to the date of this Agreement. Prior to the Closing, without the prior written consent of the applicable Seller, Buyers shall not contact any suppliers to, or customers of, the Bald Mountain Mining Business or the Bald Mountain Exploration Business and Buyers shall have no right to perform invasive or subsurface investigations of any properties. Buyers shall, and shall cause their Representatives to, abide by the terms of the Confidentiality Agreement with respect to any access or information provided pursuant to this Section 7.2.

7.3       Notice of Certain Events. Sellers and Buyer agree that, subject to applicable Law, each shall provide the other prompt notice in writing of:

(a)        any notice or communication from any Person alleging that the consent of such Person is or may be required in connection with the transactions contemplated by this Agreement;

(b)        any material notice or communication from any Governmental Authority in connection with the transactions contemplated by this Agreement;

(c)        any material proceeding commenced or threatened against it which relates to the consummation of the transactions contemplated by this Agreement; and

(d)        any failure by it to comply with or satisfy in any material respect any covenant, condition or agreement to be complied with or satisfied under this Agreement;

and copies of all documents related thereto, provided that the giving of any such notice shall not in any way change or modify the representations and warranties of the parties or the conditions

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in their favor contained in this Agreement or otherwise affect the remedies available to Sellers and Buyer under this Agreement.

7.4       Employees; Benefit Plans.

(a)        At the Closing, Bald Mountain Buyer shall offer employment effective on the Closing Date to all Employees, including Employees who are absent due to vacation, family leave, short-term disability or other approved leave of absence (the Employees who accept such employment and commence employment on the Closing Date, the “Transferred Employees”).

(b)        During the period commencing at the Closing and ending on the date which is one year from the Closing (or if earlier, the date of the Transferred Employee’s termination of employment with Bald Mountain Buyer), Bald Mountain Buyer shall provide each Transferred Employee with: (i) base salary or hourly wages which are no less than the base salary or hourly wages provided by Barrick Gold U.S., as applicable, immediately prior to the Closing, (ii) target bonus opportunities, if any, which are no less favorable than the target bonus opportunities provided by Barrick Gold U.S. immediately prior to the Closing, (iii) retirement and welfare benefits that are no less favorable in the aggregate than those provided by Barrick Gold U.S. immediately prior to the Closing, and (iv) severance benefits that are no less favorable than the practice, plan or policy in effect for such Transferred Employee immediately prior to the Closing, such that the overall employment terms are substantially the same and no less favorable than those enjoyed by the Transferred Employees as employees of Barrick Gold U.S. Any target bonus opportunities, retirement, welfare, and severance employee benefits offered to Transferred Employees by Bald Mountain Buyer shall be in accordance with the terms of the Bald Mountain Buyer’s employee benefit plans. Nothing in this Agreement shall obligate Bald Mountain Buyer to offer any “defined benefit pension plan” as defined in section 3(35) of ERISA to any Transferred Employee. Without limiting the generality of the foregoing, on the Closing Date, Bald Mountain Buyer shall have workers compensation insurance in place for all Transferred Employees.

(c)        With respect to any employee benefit plan maintained by Bald Mountain Buyer or an Affiliate of Bald Mountain Buyer for the benefit of any Transferred Employee, effective as of the Closing, Bald Mountain Buyer shall, or shall cause its Affiliate to, recognize all service of the Transferred Employees with Barrick Gold U.S. (or any Affiliate of Barrick Gold U.S.) as if such service were with Bald Mountain Buyer for vesting, eligibility and accrual purposes; provided, however, that such service shall not be recognized to the extent that (i) such recognition would result in a duplication of benefits or (ii) such service was not recognized under the corresponding Benefit Plan.

(d)        Effective as of the Closing, the Transferred Employees shall cease active participation in the Benefit Plans. Barrick Gold U.S. shall remain liable for all eligible claims for benefits under the Benefit Plans that are incurred by their respective Employees prior to the Closing Date. For purposes of this Agreement, the following claims shall be deemed to be incurred as follows: (i) life, accidental death and dismemberment, short-term disability, and workers’ compensation insurance benefits, on the event giving rise to such benefits, (ii) medical, vision, dental, and prescription drug benefits, on the date the applicable services, materials or supplies were provided, and (iii) long-term disability benefits, on the eligibility date determined

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by the long-term disability insurance carrier for the plan in which the applicable Employee participates.

(e)        Bald Mountain Buyer acknowledges and agrees that certain Employees hold restricted share units of Sellers Parent through a restricted share unit plan. Effective as of Closing, the Transferred Employees shall cease active participation in the Sellers Parent restricted share unit plan. On or promptly following Closing, Bald Mountain Buyer shall ensure that all Transferred Employees who hold restricted share units of Sellers Parent, receive in lieu thereof restricted share units of Buyers Parent that are no less favorable than the restricted share units that an Employee held under the Sellers Parent restricted share unit plan and with no less favorable continued vesting terms, in accordance with the terms of the Buyers Parent restricted share unit plan.

(f)         Bald Mountain Buyer and Barrick Gold U.S. intend that the transactions contemplated by this Agreement should not constitute a separation, termination or severance of employment of any Transferred Employee, including for purposes of any Benefit Plan that provides for separation, termination or severance benefits, and that each such Transferred Employee will have continuous employment immediately before and immediately after the Closing. Bald Mountain Buyer shall be liable and hold Barrick Gold U.S. harmless for: (i) any statutory, common law, contractual or other severance arising after Closing with respect to any Transferred Employee employed by Bald Mountain Buyer, and (ii) any other Claims relating to the employment by Bald Mountain Buyer of any Transferred Employee arising after the Closing.

(g)        This Section 7.4 shall be binding upon and inure solely to the benefit of each of the parties to this Agreement, and nothing in this Section 7.4, express or implied, shall confer upon any other Person any rights or remedies of any nature whatsoever under or by reason of this Section 7.4. Nothing contained herein, express or implied, shall be construed to establish, amend or modify any benefit plan, program, agreement or arrangement. The parties hereto acknowledge and agree that the terms set forth in this Section 7.4 shall not create any right in any Transferred Employee or any other person to any continued employment with Bald Mountain Buyer or any of its Affiliates or compensation or benefits of any nature or kind whatsoever.

7.5       Plant Closings and Mass Layoffs. Buyers shall not take any action following the Closing that could result in WARN Act liability for any Seller. Sellers shall not take any action prior to the Closing that could result in WARN Act liability for Buyers.

7.6       Confidentiality. Each Buyer acknowledges and agrees that the Confidentiality Agreement remains in full force and effect and, in addition, covenants and agrees to keep confidential, in accordance with the provisions of the Confidentiality Agreement, information provided to any Buyer pursuant to this Agreement. Sellers agree, and agree to cause Sellers Affiliates, to keep confidential, and not to use or disclose to any other Person, any trade secrets or any confidential, proprietary or other nonpublic information related to, or provided to Sellers in connection with, the Round Mountain Business, on the same terms and conditions as the Confidentiality Agreement, mutatis mutandis. If this Agreement is, for any reason, terminated prior to the Closing, the Confidentiality Agreement and the first sentence of this Section 7.6 shall nonetheless continue in full force and effect. This Section 7.6 does not supersede, replace or diminish the obligations under any existing confidentiality, non-disclosure or similar agreement

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between the parties (or any of their Affiliates) but is intended to supplement the provisions and obligations under such agreements.

7.7       Governmental Approvals and Other Third-Party Consents.

(a)        Each party hereto shall, as promptly as possible use commercially reasonable efforts to obtain, or cause to be obtained, all consents, authorizations, orders and approvals from all Governmental Authorities that may be or become necessary for its execution and delivery of this Agreement and the performance of its obligations pursuant to this Agreement, except for consents of Transferred Permits that cannot be obtained until after the Closing. Each party shall cooperate fully with the other party and its Affiliates in promptly seeking to obtain all such consents, authorizations, orders and approvals. The parties hereto shall not willfully take any action that will have the effect of delaying, impairing or impeding the receipt of any required consents, authorizations, orders and approvals.

(b)        If required by the HSR Act and if the appropriate filing pursuant to the HSR Act has not been filed prior to the date hereof, each party hereto agrees to promptly make an appropriate filing pursuant to the HSR Act with respect to the transactions contemplated by this Agreement after the date hereof and to supply as promptly as practicable to the appropriate Governmental Authority any additional information and documentary material that may be requested pursuant to the HSR Act. Buyers agree to pay the cost of any filing fee for any HSR filing required to consummate the transactions contemplated hereby.

(c)        Sellers and Buyers shall use commercially reasonable efforts to give all notices to, and obtain all consents or waivers from, all third parties that are described in Schedules 5.3 and 6.3, respectively; provided, however, that neither Sellers nor Buyers shall be obligated to pay any consideration therefor to any third party from whom consent or approval is requested, other than customary filing fees.

7.8       Books and Records.

(a)        In order to facilitate the resolution of any claims made against or incurred by any Seller prior to the Closing, or for any other reasonable purpose, for a period of seven years after the Closing, Buyers shall: (i) retain the Books and Records (including personnel files) of the Businesses relating to periods prior to the Closing in a manner reasonably consistent with prior practices, and (ii) upon reasonable notice, afford the Representatives of each Seller reasonable access (including the right to make, at such Seller’s expense, photocopies), during normal business hours, to such Books and Records.

(b)        No Buyer shall be obligated to provide Sellers with access to any Books and Records (including personnel files) pursuant to this Section 7.8 where such access would violate any Law.

7.9       Closing Conditions. From the date hereof until the Closing, each party hereto shall use commercially reasonable efforts to take such actions as are necessary to expeditiously satisfy the closing conditions set forth in Article 8 for which it is responsible.

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7.10     Public Announcements and Disclosures. Sellers and Buyers shall consult with each other prior to issuing any press releases or otherwise making public statements with respect to this Agreement or the transactions contemplated by this Agreement and shall provide the other parties with no less than two Business Days to review and comment on all such press releases or statements prior to the release thereof. To the extent that any such press release or public statement is required by applicable Law, by a rule of a stock exchange on which a party’s shares (or those of any of its Affiliates) are listed or traded or by a Governmental Authority, the press release or public announcement shall be issued or made after consultation with the other parties and after taking into account the other parties’ comments. If such advance consultation is not reasonably practicable or legally permitted, to the extent permitted by applicable Law, the disclosing party shall provide the other parties with a copy of any written disclosure made by such disclosing party as soon as practicable thereafter. Sellers and Buyers agree that if Buyers Parent or Sellers Parent is required to file this Agreement on EDGAR and/or SEDAR under applicable Laws, such party shall consult with the non-filing party as to which provisions of the Agreement shall be redacted and prior to filing any version of this Agreement shall provide the non-filing party with a reasonable opportunity to review and comment on all documents to be submitted in connection with such filing and shall consider in good faith the comments, if any, provided by the non-filing party in respect of such documents. Any redacted information shall be treated as confidential in accordance with the Confidentiality Agreement.

7.11     Transition Processing Services and Transition Services.

(a)        Promptly following the date hereof, Barrick Gold U.S. and Bald Mountain Buyer shall negotiate in good faith and use commercially reasonable efforts to enter into, execute and deliver at Closing a transition processing services agreement (the “Transition Processing Services Agreement”), pursuant to which Barrick Gold U.S. or its Affiliates shall agree, at Bald Mountain Buyer’s option, to process all carbon from the Bald Mountain Mine at the Barrick Goldstrike Processing Facilities, which services shall be performed substantially in a similar manner and to a similar standard to the manner and standard as such services are provided prior to the Closing and otherwise in accordance with the key terms and conditions set out in Exhibit D and such other terms and conditions acceptable to Barrick Gold U.S. and any Buyers Parent Affiliate providing the services, on the one hand, and Bald Mountain Buyer, on the other hand, each acting reasonably.

(b)        Promptly after the date hereof, Buyers and Sellers shall (and, where applicable, shall cause the applicable Sellers Affiliates to) negotiate in good faith with a view to entering into, executing and delivering at Closing a transition services agreement (the “Transition Services Agreement”), pursuant to which such Sellers and Sellers Affiliates, as applicable, shall agree to provide to Buyers certain transitional services to be identified on a schedule thereto and shall contain the terms and conditions set forth in this Section 7.11 and such other terms and conditions reasonably acceptable to Buyers and Sellers, which services shall be provided for a period of not more than six months (except as otherwise may be mutually agreed to by the Buyers and Sellers) following the Closing.

(c)        From and after the date hereof until the Closing, the parties will cooperate in good faith on transition planning, including forming transition teams that are each sufficiently staffed with appropriate subject matter experts. The transition teams will meet, either in person

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or by telephone, at such times as mutually convenient, to identify, discuss and resolve transition issues, and to finalize the schedules to the Transition Services Agreement.

(d)        A Buyer may at any time by notice to Sellers reduce or terminate, without cost or penalty, any or all of the services which are to be provided under the Transition Services Agreement.

(e)        The applicable Seller will use commercially reasonable efforts to ensure that any services which are to be provided under the Transition Services Agreement are provided in a similar manner and to a similar standard to the manner and standard as those services were provided prior to the Closing.

(f)         With respect to services which are to be provided under the Transition Services Agreement, each Seller or Affiliate of a Seller that provides services will be entitled to charge the applicable Buyer an amount for such services equal to the cost to the relevant Seller or Affiliate of the provision of the services (or with respect to any services provided under a Contract with a third party, the prices set forth in such Contract), as notified to such Buyer prior to the provision of the services, and such Buyer must pay the relevant Seller or Affiliate for those services, without counter set off, within 10 Business Days of receiving an invoice and reasonable supporting details in relation to the services provided.

7.12     Access Agreement. Promptly following the date hereof, Bald Mountain Buyer and Barrick Gold U.S. on behalf of Exploration LLC shall negotiate in good faith with a view to entering into, executing and delivering at Closing the Access Agreement.

7.13     Financial Statements.

(a)        Within 10 days of the Closing Date, Sellers shall deliver, or cause to be delivered to, Buyers an unaudited balance sheet and the related unaudited statements of income and cash flow for the Bald Mountain Mining Business, in each case as of and for period commencing on January 1 and ending on the Closing Date (“Closing Date Financial Statements”).

(b)        At the request of Buyers given by notice in writing on or prior to the Closing Date, Sellers shall prepare and deliver to Buyers within 45 days after the Closing Date: (1) the audited balance sheets and the related audited statements of income and cash flow for the Bald Mountain Mining Business, in each case as of and for the year ended December 31st for the most recently completed calendar year before the Closing Date and unaudited comparisons for the immediately prior calendar year, and (2) if the Closing occurs on or after March 31st of the year of the Closing, the unaudited balance sheets and the related unaudited statements of income and cash flow for the Bald Mountain Mining Business, in each case as of and for the portion of the calendar year during which the Closing occurs through the end of the quarter immediately prior to the Closing, and as of and for the comparative period for the immediately prior calendar year (collectively, the “BAR Financial Statements”). Buyers shall pay the cost of preparing the BAR Financial Statements, as well as the audit fees and costs of the independent national firm of certified public accountants auditing the BAR Financial Statements described in clause (1).

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(c)        Without limiting the generality of Section 7.8, for purposes of this Section 7.13, Buyers shall afford Sellers (i) reasonable access to the Books and Records of the Bald Mountain Mining Business, and (ii) reasonable access to and assistance from the Transferred Employees, and Buyers shall instruct the Transferred Employees to cooperate with Sellers in all reasonable requests made by Sellers for assistance in preparing the Closing Date Financial Statements and BAR Financial Statements, in each case such access and cooperation to be sufficient to enable Sellers to prepare the Closing Date Financial Statements and BAR Financial Statements.

7.14     Further Assurances. Following the Closing, each of the parties hereto shall, and shall cause their respective Affiliates to, execute and deliver such additional documents, instruments, conveyances and assurances and take such further actions as may be reasonably required to carry out the provisions hereof and give effect to the transactions contemplated by this Agreement.

7.15     Transfer Taxes. All transfer, documentary, sales, use, stamp, registration, value added and other similar Taxes (including any penalties and interest) imposed on the purchase and sale of the Purchased Assets pursuant to this Agreement (including any real property transfer Tax and any other similar Tax) shall be borne and paid by Buyers when due. Buyers shall, at their own expense, timely file any Tax Return or other document with respect to such Taxes (and Sellers shall cooperate with respect thereto as necessary).

7.16     Replacement Reclamation Bonds. At least 30 days prior to Closing, the applicable Sellers and Buyer will meet with the relevant state and federal agencies with respect to replacement of the sureties established by Sellers to guarantee performance of the reclamation obligations set forth in Schedule 7.16 (the “Reclamation Bonds”). At least 10 days prior to Closing, Buyer shall deliver to Sellers a status report and reasonably detailed plan outlining Buyers plan to obtain substitute guarantees, letters of credit, bonds, security deposits, or other surety obligations and evidence of financial capacity, in each case acceptable to the relevant agencies in replacement of the Reclamation Bonds (the “Replacement Bonds”). As soon as practicable after the Closing, Buyers shall deliver to the applicable state and federal agencies duly executed Replacement Bonds and Buyers shall use their commercially reasonable efforts to cause such agencies to fully and unconditionally release Sellers and their Affiliates from all obligations relating to the Reclamation Bonds and any liabilities related thereto. If the Reclamation Bonds are not replaced and Sellers and their Affiliates unconditionally released from all obligations thereunder within 90 days of Closing, then Buyers will provide to Sellers cash, guarantees, letters of credit, bonds, security deposits, or other surety obligations acceptable to Sellers, acting reasonably, which Sellers shall hold until the Reclamation Bonds are fully and unconditionally released and Sellers shall be able to call upon such obligations of Buyers in the event the Reclamation Bonds are called upon by the relevant agencies, and Buyers shall be responsible for prompt reimbursement to Sellers of any amounts called in respect of a Reclamation Bond from and after the Closing and prior to the issuance of the Replacement Bonds.

7.17     Financing. Buyers covenant and agree that they shall ensure and take all necessary steps to ensure that at Closing they will have sufficient funds on hand to pay the Base Purchase Price to Sellers in full.

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7.18     Buyers Parent Guarantee.

(a)        Buyers Parent hereby absolutely, unconditionally and irrevocably guarantees, as a direct obligation, in favor of each Seller the full and timely performance, observance and payment by Buyers of each and every covenant, agreement, undertaking, representation, warranty, indemnity and obligation of Buyers contained in this Agreement (the “Buyers Obligations”), including the obligation of Buyers to pay the Base Purchase Price when required pursuant to Section 4.1(b) and any adjustment to the Purchase Price required to be paid by Buyers in accordance with Section 4.4.

(b)        The liability of Buyers Parent under this Section 7.18 shall be absolute and unconditional and shall be in effect irrespective of: (i) any failure, neglect or omission on the part of any Seller or any other person to realize upon any obligations or liabilities of Buyers, (ii) any merger or reorganization of Buyers in which event the guarantee of Buyers Parent shall apply to the entity resulting therefrom, (iii) any change in the name, share capital or organizational documents of Buyers, (iv) any merger or reorganization of Buyers Parent, (v) any sale, lease or transfer of the assets of Buyers or Buyers Parent, (vi) any change in the ownership of any shares in the capital of Buyers or Buyers Parent, (vii) any amendment or modification of this Agreement, (viii) any other occurrence or circumstances whatsoever similar to the foregoing, or (ix) to the extent permitted by applicable Law, any other circumstances which might otherwise constitute a defense available to, or a discharge of, Buyers Parent in respect of its guarantee and which do not constitute a defense available to, or a discharge of, Buyers in respect of the Buyers Obligations. Buyers Parent waives (x) any notice of the creation, renewal, extension or accrual of the guaranty, (y) notice of or proof of reliance by the Seller Indemnified Parties on the guaranty or acceptance of the guaranty, and (z) diligence, presentment, protest, demand for payment and notice of default or nonpayment. The obligations and liabilities of Buyers Parent under this Section 7.18 shall be binding upon and enforceable against Buyers Parent without regard to the validity or enforceability of any other provision of this Agreement.

(c)        The obligations and liabilities of Buyers Parent hereunder shall not be impaired, diminished, abated or otherwise affected by the commencement by or against Buyers or Buyers Parent of any proceedings under any bankruptcy or insolvency law or laws relating to the relief of debtors, re-adjustment of indebtedness, reorganization, arrangements, compositions or extensions or other similar laws.

(d)         This Section 7.18 is a continuing guaranty and shall remain in full force and effect and be binding in accordance with and to the extent of its terms upon Buyers Parent and its successors and assigns thereof, until all the obligations contemplated by this Section 7.18 have been performed or satisfied by payment in full, as applicable, and shall inure to the benefit of the Seller Indemnified Parties. This guaranty shall continue to be effective, or be reinstated, as the case may be, if at any time payment, or any part thereof, of guaranteed obligations is rescinded or must otherwise be restored or returned by any Seller Indemnified Party upon the insolvency, bankruptcy, dissolution, liquidation or reorganization of a Buyer or Buyers Parent, or upon or as a result of the appointment of a receiver, intervenor or conservator of, or trustee or similar officer for, any of the Buyers or Buyers Parent, or any substantial part of their property, or otherwise, all as though such payments had not been made. Notwithstanding any payment made by Buyers Parent hereunder or any set-off or application of funds of Buyers Parent by any

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of the Seller Indemnified Parties, Buyers Parent shall not be entitled to be subrogated to any of the rights of any such Seller Indemnified Parties against Buyers for the payment of the guaranteed obligations, nor shall Buyers Parent be entitled to seek any contribution or reimbursement from a Buyer in respect of payments made by Buyers Parent, until all amounts owing to the Seller Indemnified Parties on account of the guaranteed obligations are paid in full. If any amount shall be paid to Buyers Parent on account of such subrogation rights at any time when all of the guaranteed obligations shall not have been paid in full, such amount shall be held in trust for the applicable Seller Indemnified Party and, forthwith upon receipt, be turned over to the applicable Seller Indemnified Party in the exact form received, to be applied against the guaranteed obligations.

(e)         Buyers Parent shall promptly (and, in any case, within five Business Days) after demand in writing from a Seller, without any evidence that such Seller has demanded that Buyers perform, observe or pay any of the Buyers Obligations or that Buyers has failed to do so, perform, observe or pay, or cause Buyers to perform, observe or pay, the Buyers Obligations. If a Seller makes a demand upon Buyers Parent, Buyers Parent shall be held and bound to such Seller as a principal debtor in respect of the Buyers Obligations. Buyers Parent shall pay or cause Buyers to pay each of the Buyers Obligations free and clear and without deduction or withholdings of any kind.

(f)         Buyers Parent represents and warrants to each Seller, as of the date of this Agreement and as of the Closing Date, as to itself each representation and warranty set forth in Sections 6.1 (Organization), 6.2 (Due Authorization, Execution and Delivery; Enforceability), and 6.3 (No Conflicts; Consents) (solely for purposes of Buyers Parent making such representations and warranties pursuant to this Section 7.18(f), replacing all references to “Buyer” with “Buyers Parent”).

(g)        Buyers Parent, as the indirect parent of Buyers, anticipates that it will receive substantial economic benefit as a result of the transactions contemplated by this Agreement. Buyers Parent providing the guarantee set forth in this Section 7.18 is a material inducement and condition to Sellers agreeing to enter into this Agreement and complete the transactions contemplated hereby, and Sellers would not agree to enter into this Agreement without such guarantee.

7.19     Sellers Parent Guarantee.

(a)        Sellers Parent hereby absolutely, unconditionally and irrevocably guarantees, as a direct obligation, in favor of Buyers the full and timely performance, observance and payment by Sellers of each and every covenant, agreement, undertaking, representation, warranty, indemnity and obligation of Sellers contained in this Agreement (the “Sellers Obligations”), including any adjustment to the Purchase Price required to be paid by Sellers in accordance with Section 4.4.

(b)        The liability of Sellers Parent under this Section 7.19 shall be absolute and unconditional and shall be in effect irrespective of: (i) any failure, neglect or omission on the part of any Buyer or any other person to realize upon any obligations or liabilities of any Seller, (ii) any merger or reorganization of any Seller in which event the guarantee of Sellers Parent shall

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apply to the entity resulting therefrom, (iii) any change in the name, share capital or organizational documents of any Seller, (iv) any merger or reorganization of Sellers Parent, (v) any sale, lease or transfer of the assets of any Seller or Sellers Parent, (vi) any change in the ownership of any shares in the capital of any Seller or Sellers Parent, (vii) any amendment or modification of this Agreement, (viii) any other occurrence or circumstances whatsoever similar to the foregoing, or (ix) to the extent permitted by applicable Law, any other circumstances which might otherwise constitute a defense available to, or a discharge of, Sellers Parent in respect of its guarantee and which do not constitute a defense available to, or a discharge of, any Seller in respect of the Sellers Obligations. Sellers Parent waives (x) any notice of the creation, renewal, extension or accrual of the guaranty, (y) notice of or proof of reliance by the Buyer Indemnified Parties on the guaranty or acceptance of the guaranty, and (z) diligence, presentment, protest, demand for payment and notice of default or nonpayment. The obligations and liabilities of Sellers Parent under this Section 7.19 shall be binding upon and enforceable against Sellers Parent without regard to the validity or enforceability of any other provision of this Agreement.

(c)        The obligations and liabilities of Sellers Parent hereunder shall not be impaired, diminished, abated or otherwise affected by the commencement by or against any Seller or Sellers Parent of any proceedings under any bankruptcy or insolvency law or laws relating to the relief of debtors, re-adjustment of indebtedness, reorganization, arrangements, compositions or extensions or other similar laws.

(d)        This Section 7.19 is a continuing guaranty and shall remain in full force and effect and be binding in accordance with and to the extent of its terms upon Sellers Parent and its successors and assigns thereof, until all the obligations contemplated by this Section 7.19 have been performed or satisfied by payment in full, as applicable, and shall inure to the benefit of the Buyer Indemnified Parties. This guaranty shall continue to be effective, or be reinstated, as the case may be, if at any time payment, or any part thereof, of guaranteed obligations is rescinded or must otherwise be restored or returned by any Buyer Indemnified Party upon the insolvency, bankruptcy, dissolution, liquidation or reorganization of any of the Sellers or Sellers Parent, or upon or as a result of the appointment of a receiver, intervenor or conservator of, or trustee or similar officer for, any of the Sellers or Sellers Parent, or any substantial part of their property, or otherwise, all as though such payments had not been made. Notwithstanding any payment made by Sellers Parent hereunder or any set-off or application of funds of Sellers Parent by any of the Buyer Indemnified Parties, Sellers Parent shall not be entitled to be subrogated to any of the rights of any such Buyer Indemnified Parties against any of the Sellers for the payment of the guaranteed obligations, nor shall Sellers Parent be entitled to seek any contribution or reimbursement from the Sellers in respect of payments made by Sellers Parent, until all amounts owing to the Buyer Indemnified Parties on account of the guaranteed obligations are paid in full. If any amount shall be paid to Sellers Parent on account of such subrogation rights at any time when all of the guaranteed obligations shall not have been paid in full, such amount shall be held in trust for the applicable Buyer Indemnified Party and, forthwith upon receipt, be turned over to the applicable Buyer Indemnified Party in the exact form received, to be applied against the guaranteed obligations.

(e)        Sellers Parent shall promptly (and, in any case, within five Business Days) after demand in writing from Buyers, without any evidence that Buyers has demanded that any Seller perform, observe or pay any of the Sellers Obligations or that any

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Seller has failed to do so, perform, observe or pay, or cause any Seller to perform, observe or pay, the Sellers Obligations. If Buyers makes a demand upon Sellers Parent, Sellers Parent shall be held and bound to Buyers as a principal debtor in respect of the Sellers Obligations. Sellers Parent shall pay or cause Sellers to pay each of the Sellers Obligations free and clear and without deduction or withholdings of any kind.

(f)         Sellers Parent represents and warrants to each Buyer, as of the date of this Agreement and as of the Closing Date, as to itself each representation and warranty set forth in Sections 5.1 (Organization), 5.2 (Due Authorization, Execution and Delivery; Enforceability), 5.3 (No Conflicts; Consents) and 5.5 (Capitalization: Title) (solely for purposes of Seller Parent making such representations and warranties pursuant to this Section 7.19(f), replacing all references to “Seller” with “Sellers Parent”).

(g)        Sellers Parent, as the indirect parent of Sellers, anticipates that it will receive substantial economic benefit as a result of the transactions contemplated by this Agreement. Sellers Parent providing the guarantee set forth in this Section 7.19 is a material inducement and condition to Buyers agreeing to enter into this Agreement and complete the transactions contemplated hereby, and Buyers would not agree to enter into this Agreement without such guarantee.

7.20     Post-Closing Adjustments. To the extent that any Seller or Buyer determines, after the Closing Date, that (i) Purchased Assets were not duly transferred to the applicable Buyer as contemplated by this Agreement, (ii) a Buyer acquired any property or assets (including Excluded Contracts) that were not Purchased Assets, (iii) a Buyer assumed or acquired indirectly liabilities that do not constitute Assumed Liabilities or (iv) a Buyer did not assume or acquire indirectly liabilities that do constitute Assumed Liabilities, the parties will work together in good faith to determine a mutually acceptable tax-efficient manner to effect, to the greatest extent possible, the necessary transfers and assumptions. The documents effecting the Exploration Reorganization will contain a provision substantially similar to this Section 7.20 with respect to the Bald Mountain Exploration Assets, the Bald Mountain Exploration Assumed Liabilities and any Excluded Liabilities relating to the Bald Mountain Exploration Assets.

7.21     Waiver of Right of First Refusal. Each Buyer hereby agrees, solely for purposes of the sale of the Round Mountain Assets pursuant to this Agreement, to cause Round Mountain Gold Corporation to waive, and to covenant not to exercise, its right of first refusal with respect to the Round Mountain Assets pursuant to the terms of the Round Mountain Operating Agreement.

7.22     Access to Mines for Inventory. The parties may have one or more Representatives at the Mines (including on the Closing Date) to verify the quantity of Inventory for the applicable Mine.

7.23     Settlement of Round Mountain Accounts. Each of Bargold and Homestake Nevada shall satisfy all of its liabilities and obligations under and pursuant to the Round Mountain Operating Agreement that are to be performed or satisfied at or prior to the Closing,

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including payment of all cash calls made by the Round Mountain Operator in the ordinary course of business at or prior to the Closing.

7.24     Suspended Royalties. With respect to each Purchased Asset with respect to which any Seller or Sellers Affiliate is disbursing proceeds of production attributable to other Persons entitled thereto pursuant to a Royalty, (a) such Seller or Sellers Affiliate, as applicable, shall continue to collect such proceeds of production from the date hereof through and including the Closing Date and shall be responsible for making disbursements, in accordance with the terms and conditions of the applicable Royalty and its normal procedures (and at normal times), of such proceeds of production so collected to the Persons entitled to the same, with any such proceeds of production collected following the Closing Date by such Seller or Sellers Affiliate, as applicable, to be promptly forwarded to the applicable Buyer (who shall thereafter account for same to the Persons entitled thereto), and (b) such Seller or Seller Affiliate, as applicable, shall (i) within 10 Business Days after Closing, deliver to Buyers a copy of its list of payees under all Royalties for each such Purchased Asset and a list of all Persons for whom it is holding in suspense such proceeds of production, and (ii) within 10 Business Days after the end of the month during which the Closing occurs, pay the applicable Buyer an amount equal to all suspended funds by wire transfer.

7.25     Non-Solicitation.

From and after Closing, Sellers shall not, and shall cause the Sellers Affiliates not to, for 24 months after the Closing Date, either alone or in conjunction with any Person in any manner, whatsoever, (a) directly or indirectly, interfere with or attempt to interfere with any Person who is an employee, officer or consultant of any Buyer, the Round Mountain Venture, Round Mountain Gold Corporation, or any of the Businesses (including the general manager of the applicable Business, and his or her subordinate employees) (individually, a “Protected Person”, and collectively, “Protected Persons”), or induce, or attempt to induce, any Person who is a Protected Person to leave, violate the terms of any employment or consulting arrangement with any Buyer, the Round Mountain Venture, Round Mountain Gold Corporation, or any of the Businesses, or otherwise cease dealing with any Buyer, the Round Mountain Venture, Round Mountain Gold Corporation, or any of the Businesses, nor (b) solicit for employment, employ, hire or otherwise contract for the services of any Person who is a Protected Person, provided that nothing herein shall restrict the general solicitations for employment by Sellers or Sellers Affiliates.

7.26     Area of Mutual Interest Covenants. From and after Closing, Sellers shall not directly or indirectly acquire, or cause or permit any Sellers Affiliates to directly or indirectly acquire, any interest in property within the Round Mountain Area of Mutual Interest for 24 months after the Closing Date. If any Seller or Sellers Affiliate breaches this Section 7.26, the Sellers shall be obligated to, and shall cause any Sellers Affiliate to, as applicable, offer to convey to the Round Mountain Buyer, without cost (other than ongoing obligations (such as royalty payments) to the transferor of such property or interest), any such property or interest so acquired. Such offer shall be made in writing and can be accepted by the Round Mountain Buyer at any time within 45 days after it is received by the Round Mountain Buyer.

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7.27     Insurance. In the event that the Bald Mountain Mining Business, any Bald Mountain Asset or the Bald Mountain Mine suffers or has suffered prior to the Closing any damage, destruction or other casualty loss, or otherwise suffers prior to the Closing any liability, that is insured under any insurance policies written on or prior to the Closing Date, Sellers shall, and shall cause Sellers Affiliates to, (a) use their reasonable best efforts to pursue any claims relating thereto and shall reasonably cooperate with and assist Buyers and their respective Affiliates in doing the same, (b) with the prior written consent of the Bald Mountain Buyer (such consent not to be unreasonably withheld, conditioned or delayed) and at the reasonable direction of the Bald Mountain Buyer, apply the amount of any insurance proceeds received by any Seller, any Sellers Affiliate or Sellers Parent under such insurance policies with respect to such damage, destruction or casualty loss to the physical restoration of such Bald Mountain Asset or Bald Mountain Mine, as applicable, as soon as practicable.

7.28     Tax Matters. In the case of any Tax Return with respect to any Nevada Net Proceeds Tax or any Nevada Business Commerce Tax, if required, which includes Taxes accruing both before and after the Closing Date: (i) such Tax Return shall be prepared and filed by the party required to do so under applicable Law, or if either party may file the Tax Return then by Buyers; (ii) the preparing party shall deliver a copy of such Tax Return to the other party no less than 30 days prior to the due date for such Tax Return; (iii) the preparing party shall consider in good faith any comments delivered no less than 10 days prior to the due date for such Tax Return; and (iv) the preparing party shall not file such Tax Return without the consent of the other party, which consent shall not be unreasonably withheld, conditioned or delayed.

ARTICLE 8

CONDITIONS TO CLOSING

8.1       Conditions to Obligations of All Parties. The obligations of Sellers and Buyers to consummate the transactions contemplated by this Agreement shall be subject to the fulfillment, at or prior to the Closing, of each of the following conditions:

(a)        The filings of Buyers and Sellers pursuant to the HSR Act shall have been made and the applicable waiting period and any extensions thereof shall have expired or been terminated.

(b)        No Governmental Authority shall have issued a Governmental Order restraining or enjoining the transactions contemplated by this Agreement or any material portion thereof or causing the transactions contemplated by this Agreement or any material portion thereof to be rescinded following completion thereof and there shall not have been enacted or made applicable any Law that makes the transactions contemplated by this Agreement or any material portion thereof illegal or otherwise prohibited.

The foregoing conditions are for the exclusive benefit of Sellers and Buyers and any such condition may be waived in whole or in part by Sellers and Buyers at or prior to the time of Closing by each delivering to the other a written waiver to that effect. Delivery of any such waiver shall be without prejudice to any rights and remedies at law and in equity Sellers or Buyers may have, including any claims Sellers or Buyers may have for breach of covenant, representation or warranty by another Party, and also without prejudice to any Seller’s and

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Buyer’s rights of termination in the event of non-performance of any other conditions in whole or in part.

8.2       Conditions to Obligations of Buyers. The obligations of Buyers to consummate the transactions contemplated by this Agreement shall be subject to the fulfillment or Buyers’ waiver, at or prior to the Closing, of each of the following conditions:

(a)        The representations and warranties of Sellers contained in Article 5 and of Sellers Parent contained in Section 7.19(f) shall be true and correct in all respects without giving effect to any limitation indicated by the words “Material Adverse Effect”, “in all material respects”, “material”, “materially” or like words or expressions, except where the failure of such representations and warranties to be true and correct does not in aggregate result in a Material Adverse Effect, in each case as of the Closing Date as if made on and as of such date (except to the extent such representations and warranties speak as of an earlier date, then as of such date, or except as affected by transactions contemplated or permitted by this Agreement) and each Seller shall have delivered to Buyers a certificate dated the Closing Date executed by a senior officer to the foregoing effect with respect to such Seller’s representations and warranties.

(b)        Sellers shall have duly performed and complied in all material respects with all agreements, covenants and conditions required by this Agreement to be performed or complied with by Sellers prior to or on the Closing Date and each Seller shall have delivered to Buyers a certificate dated the Closing Date executed by a senior officer to the foregoing effect with respect to such Seller’s agreements, covenants and conditions.

(c)        Since the date of this Agreement, no Material Adverse Effect shall have occurred and Sellers shall have delivered to Buyers a certificate dated the Closing Date executed by a senior officer to the foregoing effect.

(d)        The Exploration Reorganization shall have been completed in all material respects.

(e)        Buyers shall have received a certificate of the Secretary or an Assistant Secretary (or equivalent officer) of each Seller and Sellers Parent certifying that attached thereto are true and complete copies of all resolutions adopted by the board of directors of the respective Seller and Sellers Parent authorizing the execution, delivery and performance of this Agreement and the consummation of the transactions contemplated hereby and thereby, and that all such resolutions are in full force and effect and are all the resolutions adopted in connection with the transactions contemplated hereby and thereby.

(f)         Buyers shall have received certificates of good standing for each Seller from the Secretary of State of the state of such Seller’s organization and the equivalent from Sellers Parent.

(g)        Buyers shall have received a certificate pursuant to Treasury Regulations Section 1.1445-2(b) (the “FIRPTA Certificate”) that each Seller and Barrick Bullfrog Inc. is not a foreign person within the meaning of Section 1445 of the Code duly executed by Sellers and Barrick Bullfrog Inc.

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(h)        Sellers shall have delivered to Buyers duly executed counterparts of each other document, certificate and instrument set forth in Section 4.3(a) to be executed and delivered by Sellers.

(i)         The members of the Round Mountain Participants Committee appointed by Bargold and Homestake Nevada shall have resigned.

The foregoing conditions are for the exclusive benefit of Buyers and any such condition may be waived in whole or in part by Buyers at or prior to the time of Closing by delivering to Sellers a written waiver to that effect executed by Buyers. Delivery of any such waiver shall be without prejudice to any rights and remedies at law and in equity Buyers may have, including any claims Buyers may have for breach of covenant, representation or warranty by Sellers or Sellers Parent, and also without prejudice to Buyer’s rights of termination in the event of non-performance of any other conditions in whole or in part.

8.3       Conditions to Obligations of Sellers. The obligations of Sellers to consummate the transactions contemplated by this Agreement shall be subject to the fulfillment or Sellers’ waiver, at or prior to the Closing, of each of the following conditions:

(a)        The representations and warranties of Buyers contained in Article 6 and of Buyers Parent contained in Section 7.18(f) shall be true and correct in all material respects as of the Closing Date as if made on and as of such date (except to the extent such representations and warranties speak as of an earlier date, then as of such date) and Buyers shall have delivered to Sellers a certificate dated the Closing Date executed by a senior officer to the foregoing effect with respect to Buyers’ representations and warranties.

(b)        Buyers shall have duly performed and complied in all material respects with all agreements, covenants and conditions required by this Agreement to be performed or complied with by Buyers prior to or on the Closing Date and Buyers shall have delivered to Sellers a certificate dated the Closing Date executed by a senior officer to the foregoing effect with respect to Buyers’ agreements, covenants and conditions.

(c)        Sellers shall have received a certificate of the Secretary or an Assistant Secretary (or equivalent officer) of Buyers and Buyers Parent certifying that attached thereto are true and complete copies of all resolutions adopted by the board of directors of the respective Buyer and Buyers Parent authorizing the execution, delivery and performance of this Agreement and the consummation of the transactions contemplated hereby and thereby, and that all such resolutions are in full force and effect and are all the resolutions adopted in connection with the transactions contemplated hereby and thereby.

(d)       Sellers shall have received certificates of good standing (or equivalent) for Buyers and Buyers Parent from the Secretary of State (or similar official) of their respective jurisdictions of organization.

(e)        Buyers shall have delivered to Sellers the Base Purchase Price in accordance with Section 4.1(b).

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(f)         Buyers shall have delivered to Sellers duly executed counterparts of each other document, certificate and instrument set forth in Section 4.3(b) to be executed and delivered by Buyers.

The foregoing conditions are for the exclusive benefit of Sellers and any such condition may be waived in whole or in part by Sellers at or prior to the time of Closing by delivering to Buyers a written waiver to that effect executed by Sellers. Delivery of any such waiver shall be without prejudice to any rights and remedies at law and in equity Sellers may have, including any claims Sellers may have for breach of covenant, representation or warranty by Buyers or Buyers Parent, and also without prejudice to Sellers’ rights of termination in the event of non-performance of any other conditions in whole or in part.

ARTICLE 9

INDEMNIFICATION

9.1       Survival.

(a)        Except as set forth in Section 9.1(b) and Section 9.1(c), and subject to the limitations and other provisions of this Agreement, the representations and warranties contained herein shall survive the Closing and shall not merge. None of the covenants or other agreements contained in this Agreement shall survive the Closing Date other than those which by their terms contemplate performance after the Closing Date, and each such surviving covenant and agreement shall survive the Closing for the period contemplated by its terms, provided that nothing in this provision shall prevent a party from making a claim for any breach of covenant, agreement or obligation to be performed that occurred prior to the Closing Date.

(b)        Sellers shall not be required to indemnify or save harmless any Buyer Indemnified Party pursuant to Section 9.2(a) unless a Buyer Indemnified Party shall have provided notice of a claim in respect thereof within the following time limits:

(i)          with respect to the representations and warranties set forth in Sections 5.1 (Organization), 5.2 (Due Authorization, Execution and Delivery and Enforceability), 5.4 (No Options), 5.7(a) (Round Mountain Interest), 5.16 (Financial Advisors) and 7.19(f) (Sellers Parent Organization, etc.) (collectively, the “Fundamental Representations”), at any time after Closing, subject to the applicable statute of limitations;

(ii)         with respect to the representations and warranties contained in Section 5.13 (Environmental Matters), not later than the third anniversary of the Closing Date;

(iii)        with respect to the representations and warranties contained in Section 5.15 (Taxes), not later than the day that is 60 days after the expiration of the applicable statute of limitations;

(iv)        with respect to a claim for any breach of the representations and warranties contained in this Agreement involving fraud, at any time after Closing, subject to the applicable statute of limitations; and

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(v)         with respect to all other representations and warranties contained in this Agreement, not later than 18 months after the Closing Date.

(c)        Buyers shall not be required to indemnify or save harmless any Seller Indemnified Party pursuant to Section 9.3(a) unless a Seller Indemnified Party shall have provided notice of a claim in respect thereof within the following time limits:

(i)          with respect to the representations and warranties set forth in Sections 6.1 (Organization), 6.2 (Due Authorization, Execution and Delivery and Enforceability), 6.4 (Financial Advisors) and 7.18(f) (Buyers Parent Organization, etc.) at any time after Closing, subject to the applicable statute of limitations,

(ii)         with respect to a claim for any breach of the representations and warranties contained in this Agreement involving fraud, at any time after Closing, subject to the applicable statute of limitations; and

(iii)        with respect any other representations and warranties contained in this Agreement, not later than 18 months after the Closing Date.

9.2       Indemnification by Sellers. Subject to the other terms and conditions of this Agreement including the limitations contained in Section 11.12, Sellers shall indemnify the Buyer Indemnified Parties against, and shall hold the Buyer Indemnified Parties harmless from and against, any and all Losses incurred or sustained by, or imposed upon, any Buyer Indemnified Party based upon, arising out of, with respect to or by reason of:

(a)        any inaccuracy in or breach of any of the representations or warranties made by a Seller in Article 5 or Sellers Parent in Section 7.19(f);

(b)        any breach or non-fulfillment of any covenant, agreement or obligation to be performed by a Seller or Sellers Parent under this Agreement; or

(c)        any Excluded Liability.

9.3       Indemnification by Buyers. Subject to the other terms and conditions of this Agreement including the limitations contained in Section 11.12, Buyers shall indemnify the Seller Indemnified Parties against, and shall hold the Seller Indemnified Parties harmless from and against, any and all Losses incurred or sustained by, or imposed upon, any Seller Indemnified Party based upon, arising out of, with respect to or by reason of:

(a)        any inaccuracy in or breach of any of the representations or warranties made by a Buyer in Article 6 or Buyers Parent in Section 7.18(f);

(b)        any breach or non-fulfillment of any covenant, agreement or obligation to be performed by a Buyer or Buyers Parent under this Agreement; or

(c)        any Assumed Liability.

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9.4       Certain Limitations. The Person making a claim for indemnification pursuant to this Article 9 is referred to as the “Indemnified Party” and the party against whom such claims are asserted is referred to as the “Indemnifying Party”. The indemnification provided for herein shall be subject to the following limitations:

(a)        No Buyer Indemnified Party or Seller Indemnified Party, as applicable, shall be entitled to require payment in respect of any Loss pursuant to the indemnities contained in Section 9.2(a) or Section 9.3(a), as applicable (other than claims for Losses relating to a Fundamental Representation, claims for Losses relating to the representations and warranties set forth in Sections 6.1, 6.2, 6.3, 6.4 or 7.18(f), or claims arising from fraud), and no Seller or Buyer, as applicable, shall be liable for any indemnity payment thereunder (other than claims for Losses relating to a Fundamental Representation, claims for Losses relating to the representations and warranties set forth in Sections 6.1, 6.2, 6.3, 6.4 or 7.18(f), or claims arising from fraud) unless:

(i)          the amount finally agreed or adjudicated of any such individual Loss exceeds $250,000 (the “De Minimis Amount”); and

(ii)         either alone or together with the aggregate amount finally agreed or adjudicated to be payable in respect of other Losses for which the Buyer Indemnified Parties or Seller Indemnified Parties, as applicable, would otherwise be entitled to require payment under such indemnities, such aggregate Loss exceeds 1% of the Base Purchase Price as finally adjusted pursuant to Section 4.4 (the “Deductible”), provided, however, that any individual Loss used to calculate the Deductible shall be no less than the De Minimis Amount (it being agreed and understood that if any individual Loss equals or exceeds the De Minimis Amount, the full amount of such Loss shall be applied to and considered for the Deductible).

Once the Deductible has been exceeded, the Buyer Indemnified Parties or Seller Indemnified Parties, as applicable, shall only be entitled to require payment on such indemnities on the portion of the aggregate Losses that exceeds the Deductible.

(b)       The Sellers shall be jointly and severally liable for any Losses pursuant to the indemnities contained in Section 9.2. The Buyers shall be jointly and severally liable for any Losses pursuant to the indemnities contained in Section 9.3.

(c)       Notwithstanding any provision in this Agreement to the contrary: (i) the maximum aggregate liability of Sellers pursuant to Section 9.2(a) (other than claims for Losses relating to a breach of a Fundamental Representation or claims arising from fraud) shall not exceed 20% of the Base Purchase Price as finally adjusted pursuant to Section 4.4, and (ii) Sellers aggregate liability pursuant to Section 9.2(a) (other than claims for Losses relating to a Fundamental Representation or claims arising from fraud) and in respect of Excluded Liabilities relating to the Bald Mountain Exploration Business shall not in any event exceed the Base Purchase Price as finally adjusted pursuant to Section 4.4.

(d)       Notwithstanding any provision in this Agreement to the contrary Buyers’ aggregate liability pursuant to Sections 9.3(a) and Section 9.3(b) shall in no event exceed the Base Purchase Price as finally adjusted pursuant to Section 4.4.

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(e)        For purposes of Section 9.4:

(i)          Losses arising out of separate sets of facts, matters or circumstances will not be treated as an individual Loss, even if each set of facts, matters or circumstances may be a breach of the same representation and warranty; and

(ii)         Losses of the same or similar nature arising out of the same or similar facts, matters and circumstances will be treated as an individual Loss.

(f)        Each of the parties agrees to take, and cause its Affiliates to take, all commercially reasonable steps to mitigate any Loss that would be indemnifiable hereunder upon becoming aware of any event or circumstance that would be reasonably expected to, or does, give rise thereto.

(g)        Where an Indemnified Party is, or would be likely to be, entitled to recover or be compensated or indemnified by another Person, whether by way of contract, indemnity or otherwise (including under a policy of insurance), any amount in respect of a claim made by the Indemnified Party, the Indemnified Party shall promptly notify the Indemnifying Party of such right or entitlement, take all commercially reasonable steps to seek recovery of that amount and keep the Indemnifying Party at all times fully and promptly notified of the status of such recovery. The amount of the claim by the Indemnified Party shall be reduced by any amount actually recovered by the Indemnified Party (net of all reasonable out of pocket costs and expenses incurred in doing so and any Tax paid or payable on the amount recovered).

(h)        If, after an Indemnifying Party has made a payment in respect of a claim, an Indemnified Party recovers from or is paid by another person any amount in respect of the Loss that gave rise to the claim, the Indemnified Party shall promptly, and in any event within 10 Business Days, pay to the Indemnifying Party, the lesser of (i) the amount of the Loss that was recovered or paid and (ii) the amount paid by the Indemnifying Party to the Indemnified Party in respect of the claim, in either case net of all reasonable out of pocket costs and expenses incurred in obtaining the recovery or payment and any Tax paid or payable as a result of receiving such recovery or payment.

9.5       Indemnification Procedures.

(a)        If any Indemnified Party receives notice of the assertion or commencement of any claim made or brought by any Person who is not a party to this Agreement or an Affiliate of a party to this Agreement or a Representative of the foregoing (a “Third-Party Claim”) against such Indemnified Party with respect to which the Indemnifying Party is obligated to provide indemnification under this Agreement, the Indemnified Party shall give the Indemnifying Party prompt written notice thereof. The failure to give such prompt written notice shall not, however, relieve the Indemnifying Party of its indemnification obligations, except and only to the extent that the Indemnifying Party forfeits rights or defenses by reason of such failure. Such notice by the Indemnified Party shall describe the Third-Party Claim in reasonable detail, shall include copies of all material written evidence thereof and shall indicate the estimated amount, if reasonably practicable, of the Loss that has been or may be sustained by the Indemnified Party. The Indemnifying Party shall have the right to participate in,

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or by giving written notice to the Indemnified Party, to assume the defense of any Third-Party Claim at the Indemnifying Party’s expense and by the Indemnifying Party’s own counsel, and the Indemnified Party shall cooperate in good faith in such defense. In the event that the Indemnifying Party assumes the defense of any Third-Party Claim, subject to Section 9.5(b), it shall have the right to take such action as it deems necessary to avoid, dispute, defend, appeal or make counterclaims pertaining to any such Third-Party Claim in the name and on behalf of the Indemnified Party. The Indemnified Party shall have the right, at its own cost and expense, to participate in the defense of any Third-Party Claim with counsel selected by it subject to the Indemnifying Party’s right to control the defense thereof. If the Indemnifying Party elects not to compromise or defend such Third-Party Claim or fails to promptly notify the Indemnified Party in writing of its election to defend as provided in this Agreement, the Indemnified Party may, subject to Section 9.5(b), pay, compromise, defend such Third-Party Claim and seek indemnification for any and all Losses based upon, arising from or relating to such Third-Party Claim. Sellers and Buyer shall cooperate with each other in all reasonable respects in connection with the defense of any Third-Party Claim, including making available (subject to the provisions of Section 7.8) records relating to such Third-Party Claim and furnishing, without expense (other than reimbursement of actual out-of-pocket expenses) to the defending party, management employees of the non-defending party as may be reasonably necessary for the preparation of the defense of such Third-Party Claim.

(b)       Notwithstanding any other provision of this Agreement, the Indemnifying Party shall not enter into settlement of any Third-Party Claim without the prior written consent of the Indemnified Party (which consent shall not be unreasonably withheld or delayed), except as provided in this Section 9.5(b). If a firm offer is made to settle a Third-Party Claim without leading to liability or the creation of a financial or other obligation on the part of the Indemnified Party and provides, in customary form, for the unconditional release of each Indemnified Party from all liabilities and obligations in connection with such Third-Party Claim and the Indemnifying Party desires to accept and agree to such offer, the Indemnifying Party shall give written notice to that effect to the Indemnified Party. If the Indemnified Party fails to consent to such firm offer within ten days after its receipt of such notice, the Indemnified Party may continue to contest or defend such Third-Party Claim and in such event, the maximum liability of the Indemnifying Party as to such Third-Party Claim shall not exceed the amount of such settlement offer. If the Indemnified Party fails to consent to such firm offer and also fails to assume defense of such Third-Party Claim, the Indemnifying Party may settle the Third-Party Claim upon the terms set forth in such firm offer to settle such Third-Party Claim. If the Indemnified Party has assumed the defense pursuant to Section 9.5(a), it shall not agree to any settlement without the written consent of the Indemnifying Party (which consent shall not be unreasonably withheld, conditioned or delayed).

(c)        Notwithstanding anything to the contrary in this Agreement, in the case of any Third-Party Claim in respect of Taxes (a “Tax Third-Party Claim”), the Indemnified Party shall have the sole right to defend any such Tax Third-Party Claim and shall have the sole right to consent to entry of any judgment with respect to such Tax Third-Party Claim or to settle or compromise any such Tax Third-Party Claim provided the Indemnified Party first notifies the Indemnifying Party in writing (a “Tax Settlement Notification”) and the Indemnifying Party does not object within 15 days of the Tax Settlement Notification. Notwithstanding the foregoing, the Indemnifying Party shall have the right to employ at its cost separate counsel and to participate

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in the defence and settlement of such Tax Third-Party Claim. In the case of any conflict between the provisions set forth in this Section 9.5(c) and the provisions set forth in Sections 9.5(a) and 9.5(b) with respect to any Tax Third-Party Claim, the provisions of this Section 9.5(c) shall govern.

(d)       Any claim by an Indemnified Party on account of a Loss which does not result from a Third-Party Claim (a “Direct Claim”) shall be asserted by the Indemnified Party giving the Indemnifying Party prompt written notice thereof. The failure to give such prompt written notice shall not, however, relieve the Indemnifying Party of its indemnification obligations, except and only to the extent that the Indemnifying Party forfeits rights or defenses by reason of such failure. Such notice by the Indemnified Party shall describe the Direct Claim in reasonable detail, shall include copies of all material written evidence thereof and shall indicate the estimated amount, if reasonably practicable, of the Loss that has been or may be sustained by the Indemnified Party. The Indemnifying Party shall have 60 days after its receipt of such notice to respond in writing to such Direct Claim. During such 60-day period, the Indemnified Party shall allow the Indemnifying Party and its professional advisors to investigate the matter or circumstance alleged to give rise to the Direct Claim, and whether and to what extent any amount is payable in respect of the Direct Claim and the Indemnified Party shall assist the Indemnifying Party’s investigation by giving such information and assistance (including access to the Indemnified Party’s premises and personnel and the right to examine and copy any accounts, documents or records) as the Indemnifying Party or any of its professional advisors may reasonably request. If the Indemnifying Party does not so respond within such 60-day period, the Indemnifying Party shall be deemed to have rejected such claim, in which case the Indemnified Party shall be free to pursue such remedies as may be available to the Indemnified Party on the terms and subject to the provisions of this Agreement.

9.6       Tax Treatment of Indemnification Payments. All indemnification payments made under this Agreement shall be treated by the parties as an adjustment to the Purchase Price for Tax purposes, unless otherwise required by Law.

9.7       Exclusive Remedies. Subject to Section 11.11, the parties acknowledge and agree that their sole and exclusive remedy with respect to any and all claims (other than claims arising from fraud on the part of a party hereto in connection with the transactions contemplated by this Agreement) for any breach of any representation, warranty, covenant, agreement or obligation set forth herein or otherwise relating to the subject matter of this Agreement shall be pursuant to the indemnification provisions set forth in this Article 9 and pursuant to Sections 7.18 and 7.19. In furtherance of the foregoing, each party hereby waives, to the fullest extent permitted under Law, any and all rights, claims and causes of action for any breach of any representation, warranty, covenant, agreement or obligation set forth herein or otherwise relating to the subject matter of this Agreement it may have against the other parties hereto and their Affiliates and each of their respective Representatives arising under or based upon any Law, except pursuant to the indemnification provisions set forth in this Article 9 and the guarantees set forth in Sections 7.18 and 7.19. Nothing in this Section 9.7 shall limit any Person’s right to seek and obtain any equitable relief to which any Person shall be entitled pursuant to Section 11.11.

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ARTICLE 10

TERMINATION

10.1     Termination. This Agreement may be terminated at any time prior to the Closing:

(a)       by the mutual written consent of Sellers and Buyers;

(b)       by Buyers by written notice to Sellers if:

(i)          the Closing has not occurred on or prior to the date that is 180 days from the date of this Agreement (or, if such date is not a Business Day, the next subsequent Business Day) (the “Drop Dead Date”), except that the right to terminate this Agreement under this Section 10.1(b)(i) shall not be available to Buyers if the failure of any Buyer to fulfill any of its covenants or obligations or if the breach of any of its representations and warranties under this Agreement has been the cause of, or resulted in, the failure of the Closing to occur by the Drop Dead Date; or

(ii)         any of the conditions set forth in Section 8.1 or 8.2 shall not have been satisfied or waived by the Drop Dead Date or is incapable of satisfaction by the Drop Dead Date, provided that no Buyer is then in breach of this Agreement so as to cause any of the conditions in Section 8.1 or 8.3 not to be satisfied;

(c)        by Sellers by written notice to Buyers if:

(i)          the Closing has not occurred on or prior to the Drop Dead Date, except that the right to terminate this Agreement under this Section 10.1(c)(i) shall not be available to Sellers if the failure of any Seller to fulfill any of its covenants or obligations or if the breach of any of its representations and warranties under this Agreement has been the cause of, or resulted in, the failure of the Closing to occur by the Drop Dead Date; or

(ii)         any of the conditions set forth in Section 8.1 or 8.3 shall not have been satisfied or waived by the Drop Dead Date or is incapable of satisfaction by the Drop Dead Date, provided that no Seller is then in breach of this Agreement so as to cause any of the conditions in Section 8.1 or 8.2 not to be satisfied; or

(d)        by Buyers or Sellers in the event that:

(i)          any Governmental Authority shall have issued a Governmental Order restraining or enjoining the transactions contemplated by this Agreement or causing the transactions contemplated by this Agreement to be rescinded following completion thereof and such Governmental Order shall have become permanent, final and non-appealable; or

(ii)         there shall be enacted or made applicable any Law that makes the transactions contemplated by this Agreement illegal or otherwise prohibited.

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10.2     Effect of Termination.

(a)        Notwithstanding the termination of this Agreement by Buyers pursuant to Section 10.1(b), a Buyer may bring an action against a Seller for Losses suffered by such Buyer where the event giving rise to the right of termination is a result of a breach of covenant, representation or warranty by such Seller.

(b)        Notwithstanding the termination of this Agreement by Sellers pursuant to Section 10.1(c), a Seller may bring an action against a Buyer for Losses suffered by such Seller where the event giving rise to the right of termination is a result of a breach of covenant, representation or warranty by such Buyer.

(c)        Notwithstanding any other provisions of this Agreement, if this Agreement is terminated (whether by a party or automatically or otherwise), the provisions of Sections 7.6, 7.18 and 7.19, Articles 9 and 11 and this Section 10.2 (subject to any time limitations referred to therein) shall survive such termination and remain in full force and effect, along with any other provisions of this Agreement which expressly or by their nature survive the termination hereof.

ARTICLE 11

MISCELLANEOUS

11.1     Expenses. Except as otherwise expressly provided herein (including in Sections 7.7(b) and 7.15), all costs and expenses, including, without limitation, fees and disbursements of counsel, financial advisors and accountants, incurred in connection with this Agreement and the transactions contemplated hereby shall be paid by the party incurring such costs and expenses, whether or not the Closing shall have occurred; provided, however, that Buyer shall be responsible for all filing and other similar fees payable in connection with any filings or submissions under the HSR Act.

11.2     Notices. All notices, requests, consents, claims, demands, waivers and other communications hereunder shall be in writing and shall be deemed to have been given: (i) when delivered by hand (with written confirmation of receipt), (ii) when received by the addressee if sent by a nationally recognized overnight courier (receipt requested), (iii) on the date sent by facsimile or e-mail of a PDF document (with confirmation of transmission) if sent on a Business Day during normal business hours of the recipient, and on the next Business Day if sent after normal business hours of the recipient, or (iv) when received by the addressee if mailed, by certified or registered mail, return receipt requested, postage prepaid. Such communications must be sent to the respective parties at the following addresses (or at such other address for a party as shall be specified in a notice given in accordance with this Section 11.2):

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If to one or more Sellers or Sellers Parent:	Barrick Gold Corporation Brookfield Place

TD Canada Trust Tower

161 Bay Street, Suite 3700

P.O. Box 212

Toronto, Canada M5J 2S1

Attn: General Counsel

notices@barrick.com

Fax: 416-861-9717

with a copy to:	Barrick Gold North America

460 West 50 North, Suite 500

Salt Lake City, Utah 84101

Attn: Peter Webster, General Counsel U.S.

pwebster@barrick.com

Fax: 801-359-0875

If to Buyers or Buyers Parent:	KG Mining (Bald Mountain) Inc. c/o General Counsel, North America Kinross Gold USA, Inc.

5075 S. Syracuse Street, Suite 800

Denver, CO 80237

Legal.Notices@Kinross.com

Fax: (720) 596-5126

with a copy to:	Kinross Gold Corporation

Attn: Chief Legal Officer

25 York Street, 17th Floor

Toronto, Ontario M5J 2V5

Legal.Notices@Kinross.com

Fax: (416) 363-6622

11.3     Interpretation. For purposes of this Agreement: (i) the words “include,” “includes” and “including” shall be deemed to be followed by the words “without limitation”, (ii) the word “or” is not exclusive, (iii) the words “herein,” “hereof,” “hereby,” “hereto” and “hereunder” refer to this Agreement as a whole, and (iv) unless the context otherwise requires, words importing the singular include the plural and vice versa and words importing gender include all genders. Unless the context otherwise requires, references herein: (i) to Articles and Sections mean the Articles and Sections of this Agreement, (ii) to Schedules mean the Schedules attached to the Disclosure Schedules, (iii) to an agreement, instrument or other document means such agreement, instrument or other document as amended, supplemented and modified from time to time to the extent permitted by the provisions thereof, and (iv) to a statute means such statute as amended from time to time and includes any successor legislation thereto and any regulations promulgated thereunder. This Agreement shall be construed without regard to any presumption or rule requiring construction or interpretation against the party drafting an instrument or causing any instrument to be drafted.

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11.4     Headings. The headings in this Agreement are for reference only and shall not affect the interpretation of this Agreement.

11.5     Severability. If any term or provision of this Agreement is determined by a court of competent jurisdiction to be invalid, illegal or unenforceable in any respect, such invalidity, illegality or unenforceability shall not affect any other term or provision of this Agreement so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any party hereto or invalidate or render unenforceable such term or provision in any other jurisdiction.

11.6     Entire Agreement. This Agreement and the Confidentiality Agreement constitute the sole and entire agreement of the parties to this Agreement with respect to the subject matter contained herein and supersedes all prior and contemporaneous representations, warranties, understandings and agreements, both written and oral, with respect to such subject matter.

11.7     Successors and Assigns. This Agreement shall be binding upon and shall inure to the benefit of the parties hereto and their respective successors and permitted assigns. Neither party may assign its rights or obligations hereunder without the prior written consent of the other party, which consent shall not be unreasonably withheld, conditioned or delayed, and any assignment in violation of this provision shall be null and void and of no effect. No assignment shall relieve the assigning party of any of its obligations hereunder.

11.8     No Third-Party Beneficiaries. This Agreement is for the sole benefit of the parties hereto and their respective successors and permitted assigns and nothing herein, express or implied, is intended to or shall confer upon any other Person or entity any legal or equitable right, benefit or remedy of any nature whatsoever under or by reason of this Agreement, except for the rights of the Seller Indemnified Parties and Buyer Indemnified Parties as provided in Article 9.

11.9     Amendment and Modification; Waiver. This Agreement may only be amended, modified or supplemented by an agreement in writing signed by each party hereto. No waiver by any party of any of the provisions hereof shall be effective unless explicitly set forth in writing and signed by the party so waiving. No waiver by any party shall operate or be construed as a waiver in respect of any failure, breach or default not expressly identified by such written waiver, whether of a similar or different character, and whether occurring before or after that waiver. No failure to exercise, or delay in exercising, any right, remedy, power or privilege arising from this Agreement shall operate or be construed as a waiver thereof; nor shall any single or partial exercise of any right, remedy, power or privilege hereunder preclude any other or further exercise thereof or the exercise of any other right, remedy, power or privilege.

11.10   Governing Law; Submission to Jurisdiction.

(a)        This Agreement shall be governed by and construed in accordance with the laws of the Province of Ontario without giving effect to any choice or conflict of law provision or rule (whether of the Province of Ontario or any other jurisdiction).

(b)        Any legal suit, action or proceeding arising out of or based upon this Agreement or the transactions contemplated hereby shall be instituted in the courts located in

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Toronto, Ontario, and each party irrevocably submits to the non-exclusive jurisdiction of such courts in any such suit, action or proceeding. Service of process, summons, notice or other document by mail to such party’s address set forth herein shall be effective service of process for any suit, action or other proceeding brought in any such court. The parties irrevocably and unconditionally waive any objection to the laying of venue of any suit, action or any proceeding in such courts and irrevocably waive and agree not to plead or claim in any such court that any such suit, action or proceeding brought in any such court has been brought in an inconvenient forum.

(c)        Each party acknowledges and agrees that any controversy which may arise under this Agreement is likely to involve complicated and difficult issues and, therefore, each such party irrevocably and unconditionally waives any right it may have to a trial by jury in respect of any legal action arising out of or relating to this Agreement or the transactions contemplated hereby. Each party to this Agreement certifies and acknowledges that (i) no Representative of any other party has represented, expressly or otherwise, that such other party would not seek to enforce the foregoing waiver in the event of a legal action, (ii) such party has considered the implications of this waiver, (iii) such party makes this waiver voluntarily, and (iv) such party has been induced to enter into this Agreement by, among other things, the mutual waivers and certifications in this Section 11.10.

11.11   Specific Performance. The parties hereby agree that irreparable damage would occur in the event that any provision of this Agreement is not performed in accordance with its specific terms or is otherwise breached, and that money damages or other legal remedies would not be an adequate remedy for any such damages. Accordingly, the parties acknowledge and hereby agree that in the event of any breach or threatened breach by any party of any of its covenants or obligations set forth in this Agreement, the other parties shall be entitled to injunctive relief to prevent or restrain breaches or threatened breaches of this Agreement by the other, and to specifically enforce the terms and provisions of this Agreement to prevent breaches or threatened breaches of, or to enforce compliance with, the covenants and obligations of the other under this Agreement. Each of the parties hereby agrees not to raise any objections to the availability of the equitable remedy of specific performance to prevent or restrain breaches or threatened breaches of this Agreement by it, and to specifically enforce the terms and provisions of this Agreement to prevent breaches or threatened breaches of, or to enforce compliance with, the covenants and obligations of the other parties under this Agreement.

11.12   Limitation on Damages. In no event shall any party be liable to any other party for any punitive, incidental, consequential (including lost profits), special or indirect damages, including loss of future revenue or income, loss of business reputation or opportunity relating to the breach or alleged breach of this Agreement, in each case, except to the extent paid or payable to a third party, including a Governmental Authority, or in connection with any Third Party Claim.

11.13   Disclosure Schedules. The information in the Disclosure Schedules constitutes exceptions or qualifications to representations and warranties of Sellers as set forth in this Agreement. Any disclosure made in the Disclosure Schedules shall be deemed to be disclosures made with respect to all representations and warranties contained in this Agreement to the extent reasonably apparent on their face, regardless of whether or not a specific cross-reference is made

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thereto. No disclosure on the Disclosure Schedules relating to a possible breach or violation of any contract or Law shall be construed as an admission or indication that a breach or violation exists or has actually occurred. Capitalized terms used in the Disclosure Schedules that are not defined therein shall have the meaning given them in this Agreement.

11.14   Counterparts. This Agreement may be executed in counterparts, each of which shall be deemed an original, but all of which together shall be deemed to be one and the same agreement. A signed copy of this Agreement delivered by facsimile, e-mail or other means of electronic transmission shall be deemed to have the same legal effect as delivery of an original signed copy of this Agreement.

[Signature Page Follows]

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The parties hereto have caused this Agreement to be executed as of the date first written above by their respective officers thereunto duly authorized.

SELLERS

BARRICK GOLD U.S. INC., a
California corporation

By:	“George Joannou”
	Name:	George Joannou
	Title:	Senior Vice President
Strategic Matters

“Paul Judd”
	Name:	Paul Judd
	Title:	Director

BARGOLD CORPORATION, a
Delaware corporation

By:	“George Joannou”
	Name:	George Joannou
	Title:	Senior Vice President
Strategic Matters

“Paul Judd”
	Name:	Paul Judd
	Title:	Director

HOMESTAKE NEVADA CORPORATION, a California corporation

By:	“Deni Nicoski”
	Name:	Deni Nicoski
	Title:	Director

“Paul Judd”
	Name:	Paul Judd
	Title:	Director

SELLERS PARENT

BARRICK GOLD CORPORATION, an Ontario corporation

By:	“George Joannou”
	Name:	George Joannou
	Title:	Senior Vice President
Strategic Matters

“Kevin Thomson”
	Name:	Kevin Thomson
	Title:	Senior Executive Vice
President, Strategic Matters

BUYERS

KG MINING (BALD MOUNTAIN) INC., a Delaware corporation,

By:	“Randy Burggraff”
Name:	Randy Burggraff
Title:	President

By:	“Martin D. Litt”
Name:	Martin D. Litt
Title:	Vice-President, General Counsel &
Secretary

KG MINING (ROUND MOUNTAIN) INC., a Delaware corporation,

By:	“Randy Burggraff”
Name:	Randy Burggraff
Title:	President

By:	“Martin D. Litt”
Name:	Martin D. Litt
Title:	Vice-President, General Counsel &
Secretary

BUYERS PARENT

KINROSS GOLD CORPORATION, an Ontario corporation,

By:	“J. Paul Rollinson”
Name:	J. Paul Rollinson
Title:	Chief Executive Officer

By:	“Geoff Gold”
Name:	Geoff Gold
Title:	EVP, Corporate Development &
Chief Legal Officer

EXHIBIT A

BALD MOUNTAIN BOUNDARY MAP

Accompanying this Exhibit is a map in electronic form that allows the map to be expanded to provide access to detail embedded in the map. A copy of this map has also been delivered in electronic format. This introductory section of this Exhibit describes the purpose for which the map is to be used.

1.	The “Bald Mountain Areas Map” means the map accompanying this Exhibit. The map, when expanded, depicts (a) that part of the Owned Real Property consisting of patented mining claims, (b) the Owned Mining Claims and (c) the Leased Mining Claims, colored in blue or in grey.

2.	“Mining/Exploration Boundaries” means the two boundaries established by the line created by the intersection of blue coloration and grey coloration on the Bald Mountain Areas Map. The boundaries will, in each case, be a vertical plane extending from the surface of the earth downward to all depths and at which boundaries any extralateral right associated with any patented or unpatented mining claim on either side of a boundary will terminate as between the Bald Mountain Buyer (and in each case its successors and assigns) and the Exploration LLC (and in each case its successors and assigns). The Exploration LLC shall have exclusive rights to use and mine extralateral veins, lodes or ledges held by the Bald Mountain Buyer extending into the Exploration Area (as defined below). Likewise, the Bald Mountain Buyer shall have exclusive rights to use and mine any extralateral veins, lodes or ledges extending into the Bald Mountain Area (North) or the Bald Mountain Area (South) (each as depicted on the Bald Mountain Areas Map).

3.	The two boundaries establish an area labeled Bald Mountain Area (North) and Bald Mountain Area (South), which collectively depict Owned Real Property, Owned Mining Claims and Leased Mining Claims that are part of the Bald Mountain Mining Assets. The area between Bald Mountain Area (North) and Bald Mountain Area (South) is called the “Exploration Area” and depicts the Bald Mountain Exploration Assets. The Bald Mountain Exploration Assets will be, on Closing, owned by the Exploration LLC. Notwithstanding anything to the contrary, including the Bald Mountain Areas Map, none of the Owned Real Property included in the Bald Mountain Mining Assets shall be included in the Properties (as defined in the Exploration LLC Agreement) or the Exploration Area and no part of such Owned Real Property shall be subject to the Exploration LLC Agreement, including Article 9 thereof.

4.	Mining Rights identified in the Bald Mountain Area (North) and the Bald Mountain Area (South) will be, on Closing, the property of the Bald Mountain Buyer and any Mining Rights identified in the Exploration Area will be, on Closing, the property of the Exploration LLC.

5.	Mining claims that straddle a boundary will be, on Closing, owned by the Bald Mountain Buyer or the Exploration LLC based on the location of the discovery monument for each particular mining claim, consistent with the schedules set forth below. For clarity, if the discovery monument for a mining claim straddling a boundary lies within the Bald Mountain Area (North) or Bald Mountain Area (South),

it will be owned by the Bald Mountain Buyer. In such case, the Exploration LLC will have a perpetual license to go upon, use and mine the portion of the mining claim that lies within the Exploration Area, and the Bald Mountain Buyer will hold and maintain that mining claim for the Exploration LLC to the extent the claim overlaps the Exploration Area. If the discovery monument for a mining claim straddling a boundary lies within the Exploration Area, it will be owned by the Exploration LLC. In such case, the Bald Mountain Buyer will have a perpetual license to go upon, use and mine the portion of the mining claim that lies within the Bald Mountain Area (North) or the Bald Mountain Area (South), and the Exploration LLC will hold and maintain that mining claim for the Bald Mountain Buyer to the extent that the claim overlaps the Bald Mountain Area (North) or the Bald Mountain Area (South).

6.	Extralateral rights and licensing of straddling mining claims will also be addressed in the deeds and other documents delivered in connection with Closing in a manner consistent with this Exhibit.

BALD MOUNTAIN AREAS
(North and South)

BALD MOUNTAIN
AREA (North)
BOUNDARY
EXPLORATION AREA
(Dividing Bald Mountain
North and South Areas)
BOUNDARY
BALD MOUNTAIN
AREA (South)
1:48,000
1 inch = 4,000 feet
Bald Mtn District, USA, NV, White Pine County
BMM PROPOSED EXPANSION
BARRICK

EXHIBIT B

FORM OF EXPLORATION LLC AGREEMENT

See Attached.

Settled Version – Exhibit B to Purchase Agreement

BARRICK GOLD U.S. INC.

– and –

KG MINING (BALD MOUNTAIN) INC.

- and -

[BMEX LLC]

LIMITED LIABILITY COMPANY AGREEMENT

■, 2015

TABLE OF CONTENTS

ARTICLE 1
INTERPRETATION

1.1	Defined Terms	2
1.2	Rules of Construction	12
1.3	Currency	13
1.4	Schedules and Exhibits	13
1.5	Additional Member Interests	13
1.6	Company to Be Bound	13

ARTICLE 2
NATURE AND SCOPE OF AGREEMENT

2.1	Purposes of Agreement	13
2.2	No Partnership or Agency; Ability to Pursue Business Interests	13
2.3	Tax Matters	14
2.4	Priority of Agreements	14
2.5	Waiver of Right to Partition	14
2.6	Liability Several	14
2.7	Capacity of Members	15
2.8	Survival	15

ARTICLE 3
GOVERNANCE

3.1	Name	16
3.2	Registered Agent; Officers	16
3.3	Board	16
3.4	Chairman	17
3.5	Meetings of the Board	17
3.6	Powers and Functions of the Board	19
3.7	Matters Requiring Approval	19
3.8	Deadlock	22
3.9	Auditors	23
3.10	Fiscal Year	23
3.11	Legend	23
3.12	Agreement to Take Certain Actions	23

ARTICLE 4
MANAGEMENT OF OPERATIONS

4.1	Designation of Manager	24
4.2	Nature of Rights and Obligations of the Manager	24
4.3	General Obligations of the Manager	25
4.4	Appointment of Personnel	27
4.5	Accounts and Records	28
4.6	Reports	29
4.7	Audits	30
4.8	Inspection and Access	31
4.9	Performance by Manager of Approved Programs and Budgets	31

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4.10	Contracts with Member Affiliates	32
4.11	Limitation on Liability of Manager	32
4.12	Resignation, Removal, or Change of Manager	33
4.13	Branding and Logo	34

ARTICLE 5
PROGRAMS AND BUDGETS; FUNDING

5.1	Exploration Programs and Budgets for 2016-2022	34
5.2	Exploration Programs and Budgets for 2023 and Beyond	35
5.3	Pre-Feasibility Study	36
5.4	Feasibility Study	38
5.5	Development Notice and Decision	40
5.6	Development and Mining Programs and Budgets and Life of Mine Plan	41
5.7	Timing for Approval of Programs and Budgets	42
5.8	Funding Obligations	43
5.9	Method of Funding	44
5.10	Emergency or Unexpected Funding	44
5.11	Reserves; Bonding	44
5.12	Suspension and Termination of Mining Operations	45
5.13	Multiple Programs and Budgets	45

ARTICLE 6
DEFAULTS, VOLUNTARY REDUCTIONS AND REMEDIES

6.1	Defaults	45
6.2	Notice of Default	46
6.3	Opportunity to Cure	46
6.4	Rights Upon Default	46
6.5	Funding Default	47
6.6	Voluntary Reduction in Proportionate Interest	47
6.7	Dilution Mechanism	48
6.8	No Penalty	48
6.9	Conversion of Minority Interest to Royalty	48
6.10	Continuing Liabilities Upon Adjustment of Proportionate Interests	49

ARTICLE 7
DISTRIBUTIONS

7.1	Payment of Distributable Cash	49
7.2	Distributable Cash	50
7.3	Withholding	51

ARTICLE 8
TRANSFERS; PREFERENTIAL PURCHASE RIGHTS

8.1	Restrictions on Transfer	51
8.2	Transfers to Affiliates	53
8.3	Preferential Purchase Rights	53
8.4	Re-Branding	54

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ARTICLE 9
ACQUISITIONS WITHIN AREA OF INTEREST

9.1	General	55
9.2	Notice to Non-Acquiring Member	56
9.3	Option Exercised	56
9.4	Option Not Exercised	56
9.5	Survival	56

ARTICLE 10
CONFIDENTIALITY; PUBLIC ANNOUNCEMENTS

10.1	Confidentiality	56
10.2	Public Announcements	57
10.3	Duration of Confidentiality	58

ARTICLE 11
GOVERNING LAW; DISPUTES

11.1	Governing Law	58
11.2	Arbitration	58

ARTICLE 12
TERM, DISSOLUTION, LIQUIDATION AND TERMINATION

12.1	Term	60
12.2	Liquidation and Dissolution	60

ARTICLE 13
GENERAL PROVISIONS

13.1	Notices	62
13.2	Force Majeure	63
13.3	Time of Essence	63
13.4	Entire Agreement	63
13.5	No Waiver	63
13.6	Severability	64
13.7	Anti-Corruption Policies and Procedures	64
13.8	Further Assurances	64
13.9	Assignment, Successors, etc.	64
13.10	Limitation of Liability	65
13.11	Remedies; Specific Performance	65
13.12	Amendment and Waivers	65

- iii -

LIMITED LIABILITY COMPANY AGREEMENT

THIS AGREEMENT made as of the ■ day of ■, 2015,

A M O N G:

BARRICK GOLD U.S. INC.,

a corporation existing under the laws of California,

(hereinafter referred to as the “Barrick Member”),

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KG MINING (BALD MOUNTAIN) INC.,

a corporation existing under the laws of Delaware,

(hereinafter referred to as the “Kinross Member”),

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[BMEX LLC],

a limited liability company existing under the laws of Delaware,1

(hereinafter referred to as the “Company”).

WHEREAS contemporaneous with the execution of this Agreement and in accordance with the Purchase Agreement (as hereinafter defined), the Barrick Member completed the sale, assignment and transfer to the Kinross Member of a 50% Membership Interest in the Company;

AND WHEREAS as of the date hereof the Barrick Member continues to hold the remaining 50% Membership Interest in the Company;

AND WHEREAS immediately prior to the sale of a 50% Membership Interest to the Kinross Member, the Barrick Member transferred to the Company all of the Properties;

AND WHEREAS the Members wish to set out their agreement with respect to the governance of the Company, the Exploration of the Properties and, following delineation of an economic mineral resource on all or a portion of the Properties on the terms described herein, the segregation of one or more Development and Mining Projects into separate limited liability companies governed by the terms and conditions contained herein applicable to Development and Mining Operations;

1 Name of Newco to be confirmed.

NOW THEREFORE THIS AGREEMENT WITNESSES THAT in consideration of the respective covenants and agreements of the Parties hereinafter contained and other good and valuable consideration (the receipt and sufficiency of which are hereby acknowledged by each Party), the Parties agree as follows:

ARTICLE 1

INTERPRETATION

1.1	Defined Terms

In this Agreement, the following terms shall have the respective meanings set out below and grammatical variations of such terms shall have the corresponding meanings:

(a)	“Acceptance Notice” has the meaning set out in Section 8.3(b);

(b)	“Acceptance Period” has the meaning set out in Section 8.3(b);

(c)	“Accounting Procedures” means the Accounting Procedures attached hereto as Schedule A;

(d)	“Act” means the Delaware Limited Liability Company Act, 6 Del. C. § 18-101, et sec., as it may be amended;

(e)	“Affiliate” means, with respect to any Person, any Person which directly or indirectly Controls, or is Controlled by, or is under common Control with, that Person;

(f)	“Agreement” means this limited liability company agreement, as it may be amended or supplemented from time to time in accordance with the terms hereof;

(g)	“Allowable Costs” means all amounts charged by the Manager or reimbursed to the Manager from to the Operations Accounts (as defined in the Accounting Procedures) other than (i) the amounts specified in Section 2.6 of Schedule A or Section 2.10 of Schedule A, (ii) depreciation, depletion or amortization of tangible or intangible assets or other non-cash costs, (iii) any amounts expended to acquire or renew any Mining Rights, and (iv) amounts paid in settlement of any claim against the Company and all costs incurred in the defense of or negotiation of the settlement of any such claims;

(h)	“Approved Program and Budget” means any Program and Budget that is approved by the Board or deemed approved by the Members in accordance with Article 5, in each case as modified or amended in accordance with this Agreement;

(i)	“Area of Interest” means the area depicted on the map attached hereto as Schedule F, which delineates the Properties;

(j)	“Available Cash” means cash generated by the Company from the sale of minerals from a Project, if applicable, cash available from lenders, cash previously provided to the Company by any Member (including in the form of a Member Contribution pursuant to a previous Program and Budget or a Member Contribution pursuant to a current Program and Budget pursuant to and in compliance with Section 5.8(b)) and cash available from other sources (excluding any contingencies and/or reserves established by the Board in accordance with Section 5.11) which, as determined by the Manager, acting reasonably, can be prudently used for the payment of expenses for which Available Cash is to be utilized as provided in this Agreement without adversely affecting to a material extent other ongoing Operations (including any contingencies and/or reserves established by the Board in accordance with Section 5.11), the assets of the Company or the satisfaction of applicable Legal Requirements by the Company;

(k)	“Base Level Rate of Return” means a rate of return stated as a percentage on the capital investment required to construct and operate a Mine Complex proposed in a Pre-Feasibility Study or Feasibility Study, as applicable, such rate of return to be calculated using an after tax internal rate of return analysis based on the discounting of expected future cash receipts and expenditures, in each case as projected in such Pre-Feasibility Study or Feasibility Study, and using the average of the Members’ internal assumed long-term gold prices for calculating reserves at the time the study is prepared, unless the Members mutually agree on an alternative long-term assumed gold price;

(l)	“Board” means the board established under Section 3.3;

(m)	“Budget” means a detailed estimate of all revenues and expenditures to be received or made by the Company during a Budget Period, including those made in performing a corresponding Program, including in respect of Operations, Exploration, Development and conducting a Pre-Feasibility Study or a Feasibility Study;

(n)	“Budget Period” means the time period covered by a Budget;

(o)	“Business Day” means a day, other than a Saturday or Sunday, on which commercial banks in Toronto, Canada and Elko, Nevada are open for business;

(p)	“Certificate of Formation” means the certificate of formation of the Company as filed with the Secretary of State on ☐, 2015 to be effective ☐, 2015, as amended from time to time;

(q)	“Chairman” means the chairman of the Board appointed hereunder;

(r)	“Chargeable Cost” means costs incurred by the Manager or its Affiliates for or in connection with Operations in accordance with Approved Programs and Budgets, the Accounting Procedures and this Agreement;

(s)	“CIM Standards” means the CIM Definition Standards for Mineral Resources and Mineral Reserves dated May 10, 2014, as amended from time to time;

(t)	“Closure Operations” has the meaning set out in Section 5.6(d);

(u)	“Code” means the Internal Revenue Code of 1986, as amended;

(v)	“Company” means [BMEX LLC], and, where this Agreement refers to actions to be taken in accordance with or consistent with the past practices of the Company, includes the actions and past practices of the Barrick Member and its predecessors relating to the Properties;

(w)	“Confidential Information” means the terms of this Agreement, all Technical Data and any other information, data, know-how, trade secrets and intellectual property of a non-public, proprietary or confidential nature concerning any matters affecting or relating to the business, Operations, assets, results or prospects of the Company or the Properties, including information regarding plans, budgets, costs, processes, results of exploration, development and mining and other data, except to the extent that such information has already been publicly released by a Party without violating this Agreement or that the Party providing such information can demonstrate was previously publicly released by a Person who did not do so in violation or contravention of any duty or agreement;

(x)	“Contribution Notice” has the meaning set out in Section 5.8(b);

(y)	“Control” means possession, directly or indirectly, of the power to direct or cause the direction of management and policies through ownership of voting shares, interests or securities, or by contract, voting trust or otherwise; and “Controlled” and “Controlling” shall have corresponding meanings;

(z)	“Declining Offeree” has the meaning set out in Section 8.3(b);

(aa)	“Default Loan” has the meaning set out in Section 6.5(a)(ii);

(bb)	“Defaulted Amount” has the meaning set out in Section 6.5(a)(i);

(cc)	“Defaulting Member” has the meaning set out in Section 6.1;

(dd)	“Development” means all activities, including construction activity, but excluding Exploration and Mining, conducted in accordance with this Agreement to prepare a deposit for the extraction and processing of minerals or reasonably related thereto, including acquisitions of surface rights, water rights, and other interest necessary for the conduct of Mining, definitional and condemnation drilling, metallurgical and engineering studies, and the construction or installation of facilities used for Mining, handling, milling, processing, or other beneficiation of processed products and the transportation thereof; activities undertaken to comply with applicable Legal Requirements arising out of or related to any of the foregoing activities included in this definition shall also be considered to be acts of Development;

(ee)	“Development Notice” has the meaning set out in Section 5.5(a);

(ff)	“Dilution Day” has the meaning set out in Section 6.5(a)(i);

(gg)	“Dispute” has the meaning set out in Section 11.2(a);

(hh)	“Distributable Cash” has the meaning set out in Section 7.2;

(ii)	“Distributions” means dividends, redemption moneys and distributions paid to the Members by the Company;

(jj)	“Encumbrance” means any lien, charge, hypothec, pledge, mortgage, title retention agreement, covenant, condition, lease, license, security interest of any nature, claim, exception, reservation, easement, encroachment, right of occupation, right-of-way, right-of-entry, matter capable of registration against title, option, assignment, right of pre-emption, royalty, right, privilege or any other encumbrance or title defect of any nature whatsoever, regardless of form, whether or not registered or registrable and whether or not consensual or arising by any Legal Requirement, and includes any contract to create any of the foregoing;

(kk)	“Equity Capital” means payments made to the Company as equity, but (i) excludes any amounts paid to fund a Pre-Feasibility Study or Feasibility Study that is Negative, as described in Section 5.3 or 5.4, as applicable, and also excludes the 50% excess amount paid to the other Member to avoid dilution following completion of a Positive Pre-Feasibility Study or Feasibility Study, as described in Section 5.3 or 5.4, as applicable, and (ii) includes the amount deemed to have been funded on behalf of a Defaulting Member in the event of accelerated dilution described in Section 6.7;

(ll)	“Exploration” means all activities, excluding Development and Mining, undertaken to locate, investigate, define or delineate a mineral prospect or mineral deposit or reasonably related thereto;

(mm)	“Feasibility Study” means a comprehensive study of a mineral deposit for the purpose of considering Development within the standard outlined in the CIM Standards;

(nn)	“Force Majeure” means an event beyond the reasonable control of the applicable Person and not caused by such Person (but does not include a failure by a Party to fund) that prevents or delays it from conducting the activities and performing the obligations contemplated by this Agreement; provided that the affected Person makes a good faith effort to resolve or avoid such delay; such events shall include, but not be limited to, acts of God, war, insurrection, terrorism, riots, action or inaction of any Governmental Authorities, inability to obtain or delay in obtaining any environmental, operating or other permits or approvals, authorizations or consents, fire, strikes, lockouts or other industrial disturbances, non-availability of necessary materials, equipment or transportation and inclement weather conditions;

(oo)	“Former Member” has the meaning set out in Section 8.4(a);

(pp)	“Former Member Name” has the meaning set out in Section 8.4(a);

(qq)	“Funding Plan” means a description of the sources of funding to be utilized in the implementation of a Program and Budget, the particulars of the methods of funding from such sources and estimates of when the funds will be needed;

(rr)	“Governmental Authority” means any governmental authority, including the governments of the United States of America and Canada and any political subdivision of any of the foregoing, any multi-national organization or body comprised of one or more of the foregoing, any agency, department, commission, board, bureau, court or other authority thereof, or any quasi-governmental or private body exercising, or purporting to exercise, any executive, legislative, judicial, administrative, police, regulatory or taxing authority or power of any nature;

(ss)	“Governmental Authorization” means any permit, license, franchise, approval, certificate, consent, ratification, permission, confirmation, endorsement, waiver, certification, registration, transfer, qualification or other authorization issued, granted, given or otherwise made available by or under the authority of any Governmental Authority or pursuant to any Legal Requirement to which the Company or the Properties is subject or which is required by the Company or the Properties;

(tt)	“Involved Parties” has the meaning set out in Section 11.2(a);

(uu)	“Legal Requirement” means any law, statute, ordinance, decree, requirement, order, treaty, proclamation, convention, rule or regulation (or interpretation of any of the foregoing) of any Governmental Authority, and the terms of any Governmental Authorization;

(vv)	“LIBOR” means the US dollar London Interbank Offered Rate fixing for one month as determined by the ICE Benchmark Administration;

(ww)	“Licenses” means all licenses, permits and documents necessary for the Company to carry out the full scope of its business activity with respect to the Properties and all other licenses and permits from competent authorities authorizing the Company to prospect for, appraise discovered deposits of and mine ores and to produce mineral products therefrom;

(xx)	“Life of Mine Plan” means the life of mine plan approved by the Board in respect of a Project which plan serves as a reference for annual Programs and Budgets with respect to Development and Mining Operations and includes: (a) a description of the proposed Operations; (b) a detailed estimate of all costs by category, including capital costs and contributions to the closure and any other reserve funds, plus a reasonable allowance for contingencies, (c) an estimate of the quantity and quality of the ore to be mined and the mineral products to be produced from the applicable Project; (d) an estimate of revenues to be received by the Company from the sale of mineral products; (e) proposed Funding Plans for the Programs and Budgets; and (f) such other matters as may be necessary to illustrate the results intended to be achieved by the Life of Mine Plan;

(yy)	“Maintenance Costs” means fees, rentals, taxes and other payments and costs incurred in satisfying work expenditure requirements, preparing reports and satisfying other requirements imposed under the Mining Rights or the Licenses that must be paid or incurred in order for the Mining Rights or the Licenses to remain in good standing;

(zz)	“Manager” means the Kinross Member or an Affiliate thereof managing Operations pursuant to Section 4.1 or a replacement appointed pursuant to Section 4.12(b);

(aaa)	“Material” has the meaning set out in Section 2.2 of Schedule A;

(bbb)	“Member” means each of the Barrick Member and the Kinross Member initially, and at any particular time means, individually, any Person who at that time has acquired a Membership Interest and who, in accordance with the provisions hereof or by operation of law, is admitted as a Member and becomes bound by the provisions of this Agreement, and its respective successors and permitted assigns hereunder, and “Members” means the Members collectively;

(ccc)	“Member Contributions” means funds provided to the Company by the Members as equity;

(ddd)	“Membership Interest” means, with respect to any Member: (a) that Member’s status as a Member; (b) that Member’s Capital Account and share of the profits, losses and other items of income, gain, loss, deduction and credits of and rights to receive distributions (liquidating or otherwise) from, the Company under the terms of this Agreement; (c) all other rights, benefits and privileges enjoyed by that Member in its capacity as a Member, including that Member’s rights to vote, consent and approve those matters described in this Agreement; and (d) all obligations, duties and liabilities imposed on that Member under this Agreement in its capacity as a Member;

(eee)	“Mine Complex” means one or more mines and related facilities constructed pursuant to a Program and Budget for Development Operations; there may be more than one Mine Complex on the Properties pursuant to this Agreement;

(fff)	“Mining” means the mining of ore and waste, milling and processing of ore to produce products, disposal of waste rock and tailings, all activities relating to reclamation and closure and all activities reasonably related to any of the foregoing;

(ggg)	“Mining Rights” means all interests in real property owned or leased by the Company at the Properties, including all patented and unpatented mining claims, fee property and other interests in real property, including any such interests within the Area of Interest that are acquired and held subject to this Agreement;

(hhh)	“Minority Interest Holder” has the meaning set out in Section 6.9;

(iii)	“Negative” means in respect of a Pre-Feasibility Study or Feasibility Study, one that proposes the construction and operation of a Mine Complex that is anticipated to result in a Base Level Rate of Return of less than 15% at the time the study is finalized;

(jjj)	“Non-Defaulting Member” has the meaning set out in Section 6.1;

(kkk)	“Notice of Default” has the meaning set out in Section 6.2;

(lll)	“Offeree Member” has the meaning set out in Section 8.3(a);

(mmm)”Offering Member” has the meaning set out in Section 8.3(a);

(nnn)	“Operations” means all undertakings, activities and operations in respect of the Properties and other assets of the Company (including Mining, Exploration, Development and work related to undertaking a Pre-Feasibility Study or Feasibility Study) engaged in by the Company under this Agreement or in accordance with an Approved Program and Budget;

(ooo)	“Parties” means, collectively, the Barrick Member, the Kinross Member and the Company, and their respective successors and permitted assigns;

(ppp)	“Permitted Encumbrances” means any or all of the following:

(i)	security given in the ordinary course of business to any public utility, municipality or government or to any statutory or public authority in connection with the provision of power, water or similar services;

(ii)	carriers’, warehousemen’s, mechanics’, materialmen’s, repairmen’s or other like liens arising in the ordinary course of business in respect of liabilities not yet due or that are due but are being contested in good faith and in respect of which adequate reserves are maintained;

(iii)	statutory liens for current taxes, assessments or other governmental charges not yet due or that are due but are being contested in good faith and in respect of which adequate reserves are maintained;

(iv)	deposits or pledges to secure the performance of bids, tenders, trade contracts (other than contracts for the payment of money), leases, statutory obligations, surety and appeal bonds, performance bonds and other obligations of a like nature arising in the ordinary course of business;

(v)	deposits or pledges to secure obligations under workmen’s compensation, social security or similar Legal Requirements, or under unemployment insurance;

(vi)	security interests incurred to finance the deferred purchase price of property; provided that any such security interests do not secure an amount in excess of 80% of the purchase price of such property;

(vii)	Encumbrances consisting of (A) rights reserved to or vested in any Governmental Authority to control or regulate the Properties, (B) obligations or duties to any Governmental Authority with respect to any Governmental Authorization and the rights reserved or vested in any Governmental Authority to terminate Governmental Authorizations or to condemn or expropriate property, (C) zoning or other land use or Legal Requirements relating to the environment, and (D) Encumbrances existing at the time property or other assets are contributed to or acquired by the Company;

(viii)	easements and imperfections of title to real property; provided that such easements and imperfections do not render title unusable or materially affect “quiet enjoyment” and use of the property; or

(ix)	any other right or interest similar to any of the foregoing and existing under or enforceable pursuant to any Legal Requirement applicable in the State of Nevada;

(qqq)	“Person” includes any individual, corporation or other body corporate, partnership, trustee, trust or unincorporated association, joint venture, syndicate, sole proprietorship, other form of business enterprise, executor, administrator or other legal representatives, regulatory body or agency or Governmental Authority, however designated or constituted;

(rrr)	“Positive” means in respect of a Pre-Feasibility Study or Feasibility Study, one that proposes the construction and operation of a Mine Complex that is anticipated to result in a Base Level Rate of Return of at least 15% at the time the study is finalized;

(sss)	“PPI” means the Producer Price Index, not seasonally adjusted, published by the Bureau of Labor Statistics of the U.S. Department of Labor for product code 60-1 found under table 4. If publication of the PPI is discontinued, or if the basis of calculating the PPI is materially changed, then the Members shall substitute for the PPI comparable statistics as computed by an agency of the United States government or, if none, by a substantial and responsible periodical or publication of recognized authority most closely approximating the result which would have been achieved by the PPI;

(ttt)	“Pre-Feasibility Study” means a study to analyze whether economically viable Mining Operations may be possible on all or a portion of the Properties, within the standard outlined in the CIM Standards;

(uuu)	“Program” means a description in reasonable detail of Operations to be conducted and objectives to be accomplished by the Manager, on behalf of the Company, and by the Company during a Budget Period established pursuant to this Agreement;

(vvv)	“Program and Budget” means for each calendar year: (a) a description of the proposed Operations; (b) a reasonably detailed estimate of all costs by category, including capital costs and contributions to the closure and any other reserve funds, plus a reasonable allowance for contingencies; (c) if applicable, an estimate of the quantity and quality of the ore to be mined and the mineral products to be produced from the Properties; (d) if applicable, an estimate of revenues to be received by the Company from the sale of mineral products; (e) a Funding Plan for the Program and Budget; and (f) such other matters as may be reasonably necessary to illustrate the results intended to be achieved by the Program and Budget;

(www)	“Programs and Policies” means the compliance programs and policies adopted by the Manager from time to time in accordance with Section 4.3(l);

(xxx)	“Project” means those portions of the Properties for which a decision has been made, in accordance with this Agreement, to commence Development; it being understood that multiple Projects may be created at various times during the term of this Agreement;

(yyy)	“Properties” has the meaning set out in Schedule F, which is hereby incorporated into and made a part of this Agreement;

(zzz)	“Proportionate Interest” means, at any time, for a Member, the amount (expressed as a percentage) determined by the formula A/B, where:

A	is the total amount of such Member’s Equity Capital in the Company, including any contributions made by the Member in relation to the most recent Contribution Notice (if any). This amount shall be deemed to be $■ for each Member on the date hereof;[2] and

B	is the total amount of all Equity Capital in the Company at that time, including any contributions made by the Members in relation to the most recent Contribution Notice (if any).

[2]	Amount to be determined based on purchase price paid by Kinross Member.

The Parties acknowledge that a Member’s Proportionate Interest may be recalculated from time to time in accordance with Section 6.7.

(aaaa)	“Proprietary Property” means all intellectual property owned or held by the Kinross Member or any of its Affiliates, including (a) patents and patent applications, (b) copyrights and applications in copyright, domestic or foreign, and all underlying works of authorship, (c) computer programs, computer databases, computer program flow diagrams, source codes and object codes, (d) trade secrets, software, license rights, methods, process, know-how, formulae and algorithms and (e) all licenses related to intangible property incorporating any of the foregoing;

(bbbb)	“Purchase Agreement” means the purchase agreement dated the date hereof between the Barrick Member, the Kinross Member, Barrick Gold Corporation and Kinross Gold Corporation;

(cccc)	“Receiving Member” has the meaning set out in Section 5.5(a);

(dddd)	“Related Party Contract” has the meaning set out in Section 4.10(a);

(eeee)	“Sale Notice” has the meaning set out in Section 8.3(b);

(ffff)	“Sale Terms” has the meaning set out in Section 8.3(b);

(gggg)	“Technical Data” means engineering studies and working papers, consultants reports and working papers, pre-feasibility reports, feasibility reports, mine plans, surface and underground maps, assays, samples, cores, analyses, geologic and geophysical maps, engineering maps, photographs, drill logs, exploration reports, environmental studies, correspondence with any Governmental Authority, reserve studies and reports, metallurgical studies and reports and all other information and data in printed or electronic form concerning the condition, geology, mineral potential, physical characteristics, mineability or other technical matters related to the Properties or any other property of the Company or any related facilities constructed by or for the Company or the conduct of the Operations;

(hhhh)	“Third Party” has the meaning set out in Section 8.3(d);

(iiii)	“Threshold Amount” has the meaning set out in Section 3.7(a)(vi);

(jjjj)	“TMP” has the meaning set out in Schedule E;

(kkkk)	“Transfer” means to sell, transfer, grant, assign, donate, create an Encumbrance or otherwise convey or dispose of (including by way of an earn-in, back-in right or any synthetic disposal of economic rights), or commit to do any of the foregoing;

(llll)	“Triggering Member” has the meaning set out in Section 5.5(a);

(mmmm)	“Vote” has the meaning set out in Section 3.5(f);

(nnnn)	“Wholly-Owned Subsidiary” has the meaning set out in Section 8.2(a); and

(oooo)	“Willful Misconduct” means an intentional breach of an obligation under this Agreement or an intentional act or failure to act with knowledge that the breach, action or inaction is likely to result in serious injury or damages to Persons or property.

1.2	Rules of Construction

In this Agreement:

(a)	the terms “Agreement”, “this Agreement”, “the Agreement”, “hereto”, “hereof”, “herein”, “hereby”, “hereunder” and similar expressions refer to this Agreement in its entirety and not to any particular provision hereof;

(b)	references to an “Article”, “Section” or “Schedule” followed by a number or letter refer to the specified Article or Section of or Schedule to this Agreement;

(c)	the division of this Agreement into articles and sections and the insertion of headings are for convenience of reference only and shall not affect the construction or interpretation of this Agreement;

(d)	words importing the singular number only shall include the plural and vice versa and words importing the masculine gender shall include the feminine and neuter genders and vice versa;

(e)	unless otherwise indicated, any reference to a statute, regulation or rule shall be construed to be a reference thereto as the same may from time to time be amended, re-enacted or replaced, and any reference to a statute shall include any regulations or rules made thereunder;

(f)	the words “include”, “includes” and “including” mean “include”, “includes” or “including”, in each case, “without limitation”;

(g)	reference to any agreement or other instrument in writing means such agreement or other instrument in writing as amended, modified, replaced or supplemented from time to time;

(h)	unless otherwise indicated, time periods within which a payment is to be made or any other action is to be taken hereunder shall be calculated excluding the day on which the period commences and including the day on which the period ends; and

(i)	whenever any payment to be made or action to be taken hereunder is required to be made or taken on a day other than a Business Day, such payment shall be made or action taken on the next following Business Day.

1.3	Currency

Unless otherwise indicated, all dollar amounts in this Agreement are expressed in United States dollars.

1.4	Schedules and Exhibits

The following Schedules are attached to and form an integral part of this Agreement:

Schedule A	-	Accounting Procedures

Schedule B	-	Accession Agreement

Schedule C	-	Illustration of Dilution Calculation

Schedule D	-	Form of Net Smelter Royalty Deed

Schedule E	-	Tax Matters

Schedule F	-	Properties

1.5	Additional Member Interests

Each Member agrees that all Membership Interests hereafter acquired by such Member shall be subject in all respects to the provisions of this Agreement.

1.6	Company to Be Bound

The Company covenants and agrees that to the full extent it has the capacity and power at law to do so, it will carry on its business and operations in accordance with the provisions of this Agreement and take no action which would constitute a contravention of any of the terms or provisions hereof.

ARTICLE 2

NATURE AND SCOPE OF AGREEMENT

2.1	Purposes of Agreement

In addition to the other matters set forth herein, the Members have entered into this Agreement to establish terms for the governance of the Company, the ownership of the Membership Interests, the funding of the Company and the conduct of Operations.

2.2	No Partnership or Agency; Ability to Pursue Business Interests

(a)        Nothing in this Agreement will be deemed to constitute the Barrick Member or the Kinross Member as the partner, agent or legal representative of the other or to create any fiduciary relationship between them. It is not the intention of the Parties to create, nor shall this

Agreement be construed to create, any mining, commercial or other partnership (other than a partnership for federal and state tax purposes).

(b)        Except as expressly provided in this Agreement or any subsequent agreement in writing executed by the Parties, each Member will have the right to independently engage in and receive full benefits from business activities, whether or not competitive with the other’s activities or the operations of the Properties, without consulting the other Members or the Company. Except as specifically provided in this Agreement with respect to the Area of Interest, each Member will be free to acquire for its own account, free of any liability, duty or obligation to the other Parties arising out of this Agreement, any mineral rights, assets or properties located outside the Area of Interest, without regard to any doctrine of “corporate opportunity” or “business opportunity”, and regardless of whether any Confidential Information is used.

2.3	Tax Matters

(a)        The Company shall be treated as a partnership for federal income tax purposes. Tax elections and allocations shall be made as set forth in Schedule E.

(b)        To the extent permissible under applicable Legal Requirements, the Members agree that their relationship shall be treated for state income tax purposes in the same manner as it is for federal income tax purposes.

(c)        The TMP shall prepare and file or cause to be prepared and filed any tax returns or other tax forms required in accordance with the procedures and authorizations set forth in Schedule E.

2.4	Priority of Agreements

The Members agree that to the extent permitted by applicable Legal Requirements, in the event of any conflict between the terms of this Agreement and the constating documents of the Company, the terms of this Agreement are intended to govern and shall prevail, and the Members shall use their best efforts and vote their Proportionate Interests in the Company from time to time to cause the constating documents of the Company, as applicable, to be amended to remove such conflict, ambiguity or inconsistency and to permit the Company and its affairs to be carried out in accordance with this Agreement to the greatest extent possible.

2.5	Waiver of Right to Partition

The Members hereby waive and release all rights of partition, or of sale in lieu thereof, or other division of the Company’s assets, including any such rights provided by statute.

2.6	Liability Several

Except as otherwise provided herein, the rights, duties, obligations and liabilities of the Members under the Company’s constating documents and this Agreement shall be several and not joint or collective. Except as otherwise provided herein, each Member shall be responsible only for its obligations as set out in the Company’s constating documents and in this

Agreement and shall be liable only for its share of costs and expenses as provided herein. No Member or the Manager shall be personally liable under any judgment of a court, or in any other manner, for any debt, obligation or liability of the Company, whether such debt, obligation or liability arises in contract, tort or otherwise, solely by reason of being a Member or the Manager.

2.7	Capacity of Members

As of the date hereof, each of the Members represents and warrants to the other as follows, and each Member acknowledges that the other is relying upon such representations and warranties in connection with the entering into of this Agreement:

(a)	it is a corporation validly existing under the laws of its jurisdiction of incorporation;

(b)	the entering into of this Agreement and the completion of the transactions contemplated hereby will not result in a violation of any of the terms and provisions of any Legal Requirements applicable to it or any of its constating documents;

(c)	this Agreement has been (i) duly authorized by all necessary corporate action on the part of it, and (ii) duly executed and delivered by it and is valid and legally binding on it in accordance with its terms, except insofar as enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or similar laws affecting the enforcement of creditors’ rights generally and by the effect of general principles of equity (regardless of whether enforcement is considered in proceedings in equity or at law);

(d)	to the best of its knowledge after reasonable enquiry, it has obtained all consents, approvals or authorizations required by any Governmental Authority or other Person in connection with the execution and performance of this Agreement;

(e)	it owns its Membership Interests free of any Encumbrances;

(f)	it has incurred no obligation or liability, contingent or otherwise, for brokers or finders fees or the like that will in any way become an obligation of, or result in a valid claim against, the other Member with respect to the matters provided for in this Agreement; and

(g)	except for the rights set out in this Agreement in favour of the other Member and the Company, no Person has any agreement or option, or any right or privilege capable of becoming an agreement or option, to purchase or otherwise acquire any of the Membership Interests owned by it.

2.8	Survival

The representations and warranties contained in Section 2.7 shall survive the execution of this Agreement and shall continue in full force and effect for a period of two years from the date of this Agreement, subject to applicable Legal Requirements.

ARTICLE 3

GOVERNANCE

3.1	Name

The name of the Company shall be [BMEX LLC]. The Manager shall ensure that any filings or registrations required by applicable statutes where the Company conducts any Operations are made.

3.2	Registered Agent; Officers

The initial registered office and registered agent of the Company shall be as set forth in the Company’s Certificate of Formation. The Board may from time to time designate a successor registered office and registered agent and may amend the Certificate of Formation to reflect any such change. The location of the principal place of business of the Company shall be at such location in the United States as the Board shall from time to time select.

3.3	Board

(a)        The Members hereby establish a Board which shall be responsible for overseeing the management of the business and affairs of the Company.

(b)        The Board shall consist of six representatives and six alternates, one alternate in respect of each representative. A designated alternate may act in place of the applicable representative at any meeting of the Board at which such representative is not present or in connection with any actions to be taken by the Board, including any actions taken by written consent, or by any representative individually in the absence of such representative. Any alternate so acting shall, while so acting, be deemed to be a representative of the Board. The Company will not pay any remuneration to an individual for being a representative or an alternate on the Board. For the avoidance of doubt, this Section 3.3(b) does not apply to any remuneration due to an individual in their capacity as an employee of the Company, if applicable.

(c)        The Barrick Member shall be entitled to nominate three representatives and three alternates and the Kinross Member shall be entitled to nominate three representatives and three alternates. Initially, the Board representatives of the Barrick Member shall be ■, ■ and ■ and their respective alternates shall be ■, ■ and ■. The initial Board representatives of the Kinross Member shall be ■, ■ and ■ and their respective alternates shall be ■, ■ and ■. If a representative ceases to hold office for any reason, the Member that nominated the former representative shall as soon as practicable nominate a replacement representative and the Members shall forthwith fill the vacancy on the Board by appointing the individual who has been so nominated as the replacement representative. The Members agree that notwithstanding the composition of the Board, the voting power of the appointed representatives shall be equal to the respective Proportionate Interests of the Barrick Member, on the one hand, and the Kinross Member, on the other hand, from time to time.

(d)        In the event that a Member wishes to replace a representative nominated by it from time to time, each Member shall execute all such resolutions or other documents and do all such other acts and things as the Company or such Member wishing to replace the representative, acting reasonably, may request for the purpose of effecting any such replacement. The Company and Members may not appoint or remove representatives or their alternates except in accordance with the nomination rights provided by this Section 3.3.

(e)        Each representative and alternate nominated or elected pursuant to this Section 3.3 shall be an individual who is qualified to act as a Board representative under the constating documents of the Company and all applicable Legal Requirements. The Members shall exercise their right to nominate representatives to ensure that, at all times, two of the three representatives and alternates of each Member are non-residents of Canada.

(f)        Each representative and alternate may provide its appointing Member with any information acquired by the Board representative in his or her capacity as an officer, representative or alternate of the Company (such information to be maintained by the relevant Member in accordance with the obligations set out in Article 10).

(g)        Representatives on the Board shall not be considered managers under the Act in such capacity, but derive all of their right, power and authority from the Members. No Member or representative of a Member on the Board shall have the power or authority in his or her individual capacity to bind the Company. All documents and instruments executed on behalf of the Company shall be signed by an officer, employee or agent of the Company or the Manager to whom the Board has delegated the necessary general or specific authority.

3.4	Chairman

The Manager shall be entitled to appoint the Chairman of the Board from the Board representatives. The Chairman will serve as chair of any meeting of the Board or Members, but shall not have a casting vote in addition to his or her vote as a representative.

3.5	Meetings of the Board

(a)        The Board shall hold regular meetings on a quarterly basis. The Manager shall give not less than 21 days’ notice to the Members, Board representatives and alternates of such regular meetings. Additionally, any Member may call a special meeting of the Board on not less than 10 days’ notice to the Manager and the other Members, Board representatives and alternates. In case of emergency, reasonable notice of a special meeting shall suffice. Meetings of the Board shall be held at the principal office of the Company or at such other location as unanimously agreed by the Members, provided that all meetings of the Board shall be held outside of Canada. The Board may hold meetings without complying with the above notice requirements if all representatives are present at a meeting and waive the applicable notice requirements.

(b)        There shall be a quorum at any meeting of the Board if three representatives (or alternates) are present, at least one (whether a regular representative or an alternate representative) of which must be a representative appointed by the Barrick Member and at least one of which must be a representative appointed by the Kinross Member. If quorum is not present within 30 minutes following the time at which the meeting is scheduled to take place, any representative (or alternate) present may adjourn the meeting to the same day in the immediately following week (or, if that day is not a Business Day, the next following Business Day) at the same time and place. The Manager shall make a good faith effort to give notice to the Members, the Board representatives and alternates of the rescheduled meeting but otherwise shall be under no obligation to give any Member notice thereof. A quorum shall be deemed to be present at such rescheduled meeting if at least two representatives (or alternates) are present, regardless of which Member appointed them. Only those items included on the agenda for the original meeting may be acted upon at such a rescheduled meeting, but any additional matters may be considered with the consent of each Member.

(c)        The representatives appointed by each Member may, upon notice provided to the Chairman and at the expense of such Member, invite other persons who have a reasonable business purpose for being present, to attend any meeting of the Board; provided that the representative(s) representing the other Members consent, which consent need not be in writing, may be given by acquiescence and may not be unreasonably withheld. If personnel employed in Operations are required to attend a Board meeting, reasonable costs incurred in connection with such attendance shall be paid for by the Manager as a Chargeable Cost. All other costs in respect of invited persons shall be paid for by the Member whose appointed representatives extended the invitation.

(d)        No later than 7 days prior to each Board meeting, the Manager in consultation with the Chairman, in the case of a regular meeting, or the Member calling the meeting, in the case of a special meeting, shall deliver to each representative and Member an itemized agenda for the meeting along with any supporting documentation, but any additional matters may be considered with the consent of all Members. The Manager shall prepare minutes of all meetings, including a rescheduled meeting, and shall distribute a copy of such minutes to the Members within 20 days after the meeting. The minutes must be signed by the Chairman of the relevant meeting. The minutes, when approved by each representative in attendance at the meeting, shall be the official record of the decisions made by the Board and shall be binding on the Company, the Manager and the Members. The minutes of a Board meeting shall be deemed to have been approved by a representative unless such representative objects in writing delivered to the Manager and the other Board representatives within 10 days after being provided with such minutes. Approval of the minutes shall not be a condition to the effectiveness of actions properly taken by the Board.

(e)        Representatives may attend meetings of the Board by telephone or by video conference as long as all participants are able to hear and speak to each other and decisions are confirmed in writing by the representatives (which confirmation may be made by approval of the minutes of the meeting pursuant to Section 3.5(d)). No representative may participate in any such meeting while present in Canada.

(f)        A vote of the representatives present in respect of a proposal submitted for a vote of the Board at a meeting at which a quorum is present is referred to as a “Vote”. Except as provided in Section 3.7(a) and Section 3.7(b) or otherwise in this Agreement, approval of a resolution or other proposal brought before the Board shall require a vote of representative nominated by a Member or Members with greater than 50% of the Proportionate Interest at a meeting at which a quorum is present. The collective voting power of the representatives nominated by the Barrick Member shall be equal to the Proportionate Interest of the Barrick

Member and the collective voting power of the representatives nominated by the Kinross Member shall be equal to the Proportionate Interest of the Kinross Member, regardless of how many representatives from each respective Member are present.

(g)        Any action required or permitted to be taken at a meeting of the Board may be taken without a meeting and without prior notice if the action is evidenced by a written consent describing the action taken, signed by Board representatives representing the requisite Proportionate Interest to take such action at a meeting at which all of the representatives were present and voted; provided that notice of any such written actions taken by less than all representatives shall be provided to all representatives (other than representatives executing the consent) not later than 10 days after the taking of such action, provided that failure to provide such notice with such 10 day period shall not invalidate any such action.

3.6	Powers and Functions of the Board

(a)        The role of the Board is to provide strategic direction and oversight to the Manager in the management of Operations and to make, subject to this Agreement, all strategic decisions relating to the conduct of Operations, including the consideration and approval of any Program and Budget and Life of Mine Plan, other than those matters requiring the approval of the Members pursuant to Section 3.7(b).

(b)        The Board will not be involved in the day-to-day management of Operations, except to the extent that the Manager does not fulfil its functions and obligations.

3.7	Matters Requiring Approval

(a)        The Board or Members, as applicable, shall consider and approve (or be deemed to have approved, as applicable) Programs and Budgets in the manner set forth in Article 5. Without limiting the general power and authority of the Board, the Company shall not take, and none of the Members, the Board representatives or the Manager shall cause or permit the Company to take, any of the following actions unless the proposed action is first approved by the affirmative Vote of Board representatives representing more than 60% of the Proportionate Interests at a Board meeting at which a quorum is present:

(i)	approval of variances to capital and operating expenditures in excess of 10% over an Approved Program and Budget for Development and Mining Operations in any year;

(ii)	during Development and Mining Operations, approval of any material modifications or amendments to a Life of Mine Plan, other than any modification or amendment contemplated by Section 3.7(b)(vi) which shall require unanimous approval as contemplated therein;

(iii)	removal of the Manager or approval of a replacement Manager pursuant to Section 4.12(b);

(iv)	during Development and Mining Operations, approval of positions to be taken by the Company with respect to external financial audits that bear upon the tax liability of the Company and determine tax audit settlements to be made by the Company;

(v)	(A) approval of a decision to suspend Mining Operations when the conditions specified in Section 5.12(a) have not been satisfied, (B) approval of a decision not to suspend Mining Operations when the conditions specified in Section 5.12(a) have been satisfied and (C) approval of a decision to resume suspended Mining Operations;

(vi)	entering into any contract on behalf of the Company which has a payment obligation exceeding US$2,000,000 (the “Threshold Amount”) or that could reasonably be expected to result in payments in excess of the Threshold Amount, in each case unless specifically provided in an Approved Program and Budget;

(vii)	disposing of or agreeing to the disposition of assets of the Company (other than obsolete or surplus supplies or equipment or sales of product in the ordinary course), whether alone or as a group of related assets or in a single transaction or series of related transactions, with a value of $2,000,000 or more unless specifically provided in an Approved Program and Budget;

(viii)	with respect to any Project, approval of any feasibility study for a mine expansion plan, or the approval of a mine expansion plan, or the approval of any capital expenditures in respect of the Project, in each case that would involve expenditures in excess of US$2,000,000 unless specifically provided in an Approved Program and Budget;

(ix)	creating, assuming or becoming liable for any borrowing or mortgage, pledging, charging, granting a security interest on or otherwise encumbering any of the Company’s assets;

(x)	making any loan or other advance of funds on behalf of the Company to any third party, other than ordinary course trade payables;

(xi)	any investment of cash of the Company not immediately necessary in connection with Operations, other than deposits in money market accounts or investment in treasury bills or similar short-term obligations backed by the United States of America with a maturity no greater than three months, or creation of, or any material modification to, any policy regarding such investments;

(xii)	approval of the Company’s quarterly unaudited financial statements, annual financial statements and annual report; and

(xiii)	any other matter to be determined by the Board in accordance with this Agreement.

(b)       The Company shall not take, and none of the Manager, the Board representatives or the Members shall cause or permit the Company to take, any of the following actions unless the proposed action is first unanimously approved by the Members:

(i)	any change in the external auditors of the Company from those set forth in Section 3.9;

(ii)	any amendment to the constating documents of the Company (subject to the provisions hereof requiring the Members to cause such amendments to be made, which the Members shall, if so required, all vote in favor of), including any amendment to the authorized capital of the Company;

(iii)	any amendment to the Agreement including, for certainty, the Schedules hereto;

(iv)	any compensation arrangements, or amendment to any such arrangements, with the Manager;

(v)	any change to the number of Board representatives of the Company;

(vi)	in respect of any Project, approval of any feasibility study for a mine expansion plan, or the approval of a mine expansion plan, or the approval of any capital expenditures in respect of the Project, in each case that would involve expenditures in excess of US$10,000,000;

(vii)	any merger, sale of all or substantially all assets, reorganization, joint venture, change of control, application to list any Membership Interests on any recognized national or international stock exchange or public offer of securities of the Company or similar transaction in respect of the Company (except as contemplated herein);

(viii)	the sale, abandonment or surrender of any Mining Rights comprising the Properties or any portion thereof or the termination of Operations pursuant to Section 5.12(b);

(ix)	the settlement of any claim against or dispute involving the Company that involves payment by the Company in excess of US$2,000,000;

(x)	the conduct of any business by the Company other than in connection with, related to, or reasonably ancillary to the Exploration, Development and Mining Operations at or in respect of the Properties and related facilities;

(xi)	approval of changes to the dividend and distribution policy of the Company set out in Section 7.1;

(xii)	determining the manner of funding of Member Contributions pursuant to Section 5.9 if such contributions are proposed to be made other than by way of Equity Capital;

(xiii)	approval of, or entering into, any contract, agreement or commitment (including any intercompany indebtedness or obligations) with any Member or any Affiliate of any Member or with any Person who does not deal at arm’s length with any Member or Affiliate of any Member, except as contemplated by Section 4.10;

(xiv)	acquiring any equity interests in another Person or all or substantially all of the assets of another Person or a business unit of another Person;

(xv)	taking or instituting any proceedings for the liquidation, dissolution, winding-up or bankruptcy of the Company; and

(xvi)	the issuance, sale, repurchase, or redemption of any Membership Interests or other equity interests in the Company or any subsidiary (except as necessary to effect the dilution of the Proportionate Interest of a Defaulting Member as contemplated by Section 6.5(a)(i), to effect the cancellation of the Member’s Membership Interests in accordance with Section 6.9, or as otherwise contemplated herein).

3.8	Deadlock

(a)       In the event of any deadlock in respect of any decision to be made by the Board or the Members, either Member may refer the subject matter of the deadlock to the respective Chief Operating Officers of each Member’s parent company, who will attempt in good faith to resolve the deadlock within 21 days of the deadlock being referred to them.  Subject to Section 3.8(b) and Section 3.8(c), if a mutually acceptable resolution is not reached by the Chief Operating Officers during such period, the status quo shall remain in effect.

(b)       If a deadlock is not resolved in accordance with the procedure in Section 3.8(a) in respect of:

(i)	the approval of a proposed Program and Budget for a given year, then the applicable procedures outlined in Article 5 will apply; and

(ii)	the approval of a proposed amendment to a Life of Mine Plan, then until the deadlock is resolved by the Parties, the most recent Life of Mine Plan approved by the Board shall remain in effect in respect of the applicable Project and the Manager shall continue to run Operations in respect of such Project substantially in accordance therewith taking into account any variations, costs, metal prices and changes in conditions at the applicable Project.

(c)       Notwithstanding the foregoing, and for greater certainty, the Manager shall at all times be permitted to take such steps as are contemplated under Section 5.10(a).

3.9	Auditors

The initial external auditors of the Company shall be KPMG.

3.10	Fiscal Year

The fiscal year of the Company shall end on December 31 in each year.

3.11	Legend

The Membership Interests shall be recorded in a register maintained by the Manager and listing the name, address, and Proportionate Interest of each Member. The Manager shall update such register to reflect changes to the information contained therein made in accordance with this Agreement and shall promptly send any such update to the Members.  The Membership Interest shall not be evidenced by certificates or other instruments unless otherwise determined by the Board.  If the Board determines to certificate the Membership Interests, all certificates, notes or other instruments issued on or after the date hereof representing Membership Interests shall have the following legend noted conspicuously thereon:

“The membership interest represented by this certificate is subject to the provisions of a limited liability company agreement originally made as of ■, 2015 among [BMEX LLC], Barrick Gold U.S.  Inc., and ■ which agreement contains restrictions on the right to transfer, pledge, encumber or otherwise deal with such securities and requires any transferee of such securities to sign an accession agreement in the agreed form prior to such transfer becoming effective. Notice of such restrictions is hereby given and a copy of such agreement is deposited with the records of [BMEX LLC].”

3.12	Agreement to Take Certain Actions

(a)       The Members shall themselves do, and/or cause the Company to do, or otherwise cause to be done, all such acts, including amendment or supplement of the constating documents of the Company, and from time to time execute and deliver or cause to be executed and delivered all such documents, instruments and agreements as may be required under applicable Legal Requirements or as may be necessary or advisable in the reasonable opinion of any Member, to give effect to the terms and provisions of this Agreement or to any duly adopted resolution of the Board or the Members so that the Company and the Members will be subject to all of the obligations and liabilities expressed to be imposed upon the Company and the Members respectively hereunder and the intentions of the Parties hereunder can be implemented.

(b)       The Members shall refrain from challenging the validity of any decision adopted by the Company and/or action performed by the Company or the other Member(s) in accordance with the terms of this Agreement.

ARTICLE 4

MANAGEMENT OF OPERATIONS

4.1	Designation of Manager

(a)       As long as the Kinross Member holds a Proportionate Interest of at least 50% Kinross Member or one of its Affiliates appointed pursuant to Section 4.1(b) will serve as the Manager with overall management responsibility for Operations.  The Manager shall be subject to oversight and direction by the Board and shall carry out Operations and shall be compensated by the Company in accordance with the Accounting Procedures and by a fee, payable quarterly on each of April 15th, July 15th, September 15th and January 15th in each year, equal to (i) 3% of the Allowable Costs incurred in the prior calendar quarter in respect of all Operations other than Development and Mining Operations, and (ii) 1.5% of the Allowable Costs incurred in the prior calendar quarter in respect of Development and Mining Operations, but not to exceed in the aggregate US$3.0 million per year, in each case in accordance with Approved Programs and Budgets and the provisions of this Agreement.  Notwithstanding anything to the contrary contained herein, in the event that the Kinross Member Transfers its Membership Interest to any Person that is not an Affiliate of the Kinross Member, then, provided the Barrick Member continues to hold at least a 50% Proportionate Interest, the Barrick Member or one of its Affiliates appointed pursuant to Section 4.1(b) will serve as the Manager.

(b)       Kinross Member may utilize the services of one of its direct or indirect Affiliates to act as Manager in its stead, and such Affiliate may perform all or any of Kinross Member’s obligations as Manager.  An Affiliate of Kinross Member designated as Manager by it may exercise all the rights that Kinross Member has in its capacity as Manager under this Agreement.  Kinross Member shall cause its Affiliate that is acting as Manager to comply with all obligations hereunder applicable to Kinross Member as Manager and shall remain liable in respect of failure of such Affiliate so to comply.

4.2	Nature of Rights and Obligations of the Manager

Subject to the terms and conditions of this Agreement and to applicable Legal Requirements, the Manager shall have the following specific powers and duties:

(a)       The Manager shall manage, direct and control Operations and shall carry out and cause the employees of the Company as well as employees of the Manager and its Affiliates to carry out the decisions of the Board and the Members, as applicable, including Approved Programs and Budgets, and to carry out other activities provided for in this Agreement, and the Manager shall conduct, or cause to be conducted, all such Operations in a good, workmanlike and efficient manner, using the skill and judgment and exercising such degree of care and skill as would reasonably be exercised by an experienced mining company operating projects or conducting mining operations and other activities of the nature and scope of, and in a similar location to, the Properties and Operations related thereto, all in material compliance with sound mining practices and other applicable industry practices, consistent with the standards of the industry and in accordance with all terms and provisions of applicable Legal Requirements and of the Mining Rights, Governmental Authorizations, contracts, all other agreements pertaining to the Properties and related facilities and the conduct of Operations and the Programs and Policies of the Company contemplated in Section 4.3(l). Notwithstanding the foregoing sentence, neither the Manager nor any Affiliate of the Manager that carries out activities in its capacity as Manager or as an Affiliate designated by the Manager to carry out such activities shall be liable to the Company or the Members for, and shall not be denied its right to recover its costs and expenses in respect of, any act or omission resulting in damage, claims or loss, except to the extent caused by the gross negligence or Willful Misconduct of the Manager or any such Affiliate.  Subject to Section 13.10, the Manager shall be liable for acts or omissions resulting in damage, claims or loss to the extent caused by the Manager’s gross negligence or Willful Misconduct.

(b)       Except as otherwise provided herein, the Manager and any Affiliate of the Manager acting in the Manager’s stead shall have the right to recover from the Company and the Company shall reimburse the Manager and such Affiliate, in accordance with the Accounting Procedures, for all costs and expenses properly incurred by it in accordance with the provisions of this Agreement.  If payment obligations to the Manager are not provided for in an Approved Program and Budget, funds to cover the same shall be obtained to the extent reasonably possible from Available Cash.  Unless otherwise determined by the Board, the Members shall provide funding required for such expenditures to the extent that Available Cash is insufficient to cover the same in their respective Proportionate Interests in accordance with a Contribution Notice provided by the Manager.

(c)       The Manager’s authority shall be limited to that authority which is conferred on it by this Agreement or otherwise granted by resolution of the Members or the Board, as applicable.

(d)       The Manager shall not be in default of its duties under this Section 4.2 or any other provision of this Agreement if its failure to perform is caused by any act or omission of a Member or the Company conducted independently and not at the behest of the Manager, including the failure of any Member or the Company (A) to perform acts required of it by this Agreement or (B) to make payments or provide necessary funds pursuant to this Agreement.

(e)       Subject to decisions of the Board or the Members made pursuant to this Agreement, the Manager shall, and shall have authority to, undertake all other activities reasonably necessary to fulfill the foregoing.  The Members shall as necessary cause the Company to provide one or more powers-of-attorney permitting the Manager to take actions authorized hereunder on behalf of and as agent for the Company, as the case may be, and if necessary under applicable Legal Requirements, to one or more individual employees of the Manager or its Affiliates, to vest such individual(s) with authority to take action on behalf of the Company.

4.3	General Obligations of the Manager

(a)       Subject to applicable Legal Requirements and the provisions of this Agreement, the Manager shall arrange for the Company to (i) make all payments required by the Mining Rights, Licenses, Governmental Authorizations, contracts and other agreements, (ii) pay all rentals, royalties, taxes, assessments and like charges on Operations and take other actions required to keep property interests of the Company in good standing, (iii) make all filings and take other steps required to maintain the Company in good standing, (iv) pay dividends and distributions as authorized pursuant to this Agreement and the Company’s constating documents, (v) do all other acts reasonably necessary to maintain the assets of the Company, including the payment by the Company of all taxes and Maintenance Costs required to be paid or incurred with respect to the Properties, (vi) establish bank accounts for funds with banks approved by the Board, (vii) maintain financial and cost accounting books and records on an accrual basis for financial reporting in accordance with Section 4.5(b), as applicable, and (viii) maintain the Company’s records.  The Company shall provide the necessary approvals for the Manager to carry out the duties described in this Section 4.3(a).

(b)       Subject to Section 4.3(f), the Manager shall purchase or otherwise acquire for, or arrange for the acquisition directly by, the Company of all materials, supplies, equipment, vehicles, fuel and tools, and water, utility and transportation services required for Operations.

(c)       The Manager shall (i) secure for itself (and its Affiliates), if applicable, and for the Company all necessary Governmental Authorizations and approvals for Operations, (ii) conduct Operations, and cause Operations by the Company to be conducted, in material compliance with the Mining Rights, applicable Governmental Authorizations, other applicable Legal Requirements, including those relating to safety requirements, working conditions, workers’ compensation and employee benefits and environmental matters and the Company’s Programs and Policies and (iii) prepare and facilitate the filing of all reports and/or notices required for Operations.  Without limiting Section 13.7, the Manager shall comply and shall require and cause, to the extent possible, each of its Affiliates and contractors and the Company and its contractors and each of their respective directors, officers, employees, agents and consultants involved in Operations to comply with all of the requirements of the United States Foreign Corrupt Practices Act of 1977, as amended, the Canadian Corruption of Foreign Public Officials Act and any similar act under any applicable Legal Requirements, that the Members are subject to.  The Manager shall give notice to the Board of any allegation of a significant violation of any Legal Requirement in respect of Operations promptly following the Manager becoming aware thereof.

(d)       The Manager shall provide assistance to the Company in the conduct of arbitration and litigation and shall be reimbursed by the Company for all reasonable costs and expenses incurred by it in the course of providing such assistance.

(e)       The Manager may dispose of, and cause the Company to dispose of, assets of the Company by abandonment, surrender or transfer in the ordinary course of business.  The Manager shall not dispose or permit the disposition of the assets of the Company (other than obsolete or surplus supplies or equipment or sales of product in the ordinary course) with a value of $2 million or more whether by abandonment, surrender or transfer in the ordinary course of business, without prior authorization from the Board in accordance with Section 3.7(a)(vii).

(f)        The Manager may utilize and enter into, or cause the Company to enter into, any contracts that are in the ordinary course of the Company’s business or that may be required in the performance of Operations, provided that the payment obligation (or amount reasonably expected to be expended) under any such contract is below the Threshold Amount.  Any contract that is above the Threshold Amount shall require the prior authorization by the Board which may be provided by specific reference to such contract in an Approved Program and Budget or in a separate resolution or approval of the Board or the Members.

(g)       Subject to prior approval by the Board, the Manager shall, at all times while conducting Operations hereunder, procure and maintain insurance coverage in amounts and types determined by the Board to protect itself, in its capacity as Manager hereunder, the Members, the Company and their respective officers, directors and employees against liability to third parties with respect to Operations.

(h)       The Manager shall use its best efforts to keep, and to cause the Company to keep, the assets of the Company free and clear of all Encumbrances, except (i) as otherwise approved by the Board and (ii) for Permitted Encumbrances.

(i)       The Manager shall be responsible for all interactions, discussions and negotiations with any Governmental Authority relating to the Company or the Properties.

(j)       The Manager shall keep, or cause to be kept, full and accurate records and accounts of all transactions entered into by or on behalf of the Company and of all Chargeable Costs made for the account of the Company, and of all funds disbursed by the Manager or under its direction, in accordance with Section 4.5(b) and the Accounting Procedures.

(k)       The Manager shall cause the Company to take actions necessary to comply with the Mining Rights and to make elections permitted or required by the Mining Rights and seek to achieve compliance by the applicable Governmental Authorities with their respective obligations under the Mining Rights; provided, however, that the Manager shall not, except in emergencies, take or cause or permit the Company to take, any action with respect to the Mining Rights and the rights and obligations of the Company thereunder as to which prior approval by the Board is required hereunder until such approval has been given by the affirmative Vote of more than 60% of the votes cast at a Board meeting at which a quorum is present.  The Manager may undertake negotiations with the applicable Governmental Authorities in respect of any amendments to the Mining Rights.

(l)       The Manager shall ensure the implementation and enforcement of appropriate policies and programs of the Company governing occupational health, work place safety, sustainability and environmental protection, anti-corruption, human rights and such other policies and plans in respect of the conduct of Operations.  Initially, the policies and plans of the Company in respect of the conduct of the Operations shall be the compliance programs and policies of the Manager.

4.4	Appointment of Personnel

(a)       Except as otherwise provided herein and subject to the policies, if any, adopted by the Board, the Manager shall have the authority to (A) hire, transfer or discharge, or to cause the hiring, transfer or discharge of, employees assigned to Operations, (B) establish the terms of their employment and their wages, salaries and benefits, (C) direct them as to their obligations and duties and (D) supervise them in the performance of their jobs.  The Manager shall have discretion in appointing employees of the Manager or its Affiliates to fill or second, on a temporary or indefinite basis, supervisory positions or other vacancies in connection with Operations.

(b)       To the extent that any of the duties of the Manager set forth herein are carried out by employees of the Company, such duties shall be carried out under the supervision of the Manager.  The Manager shall upon the request of a member of the Board provide the Board with signing authority and expenditure approval limits of the key managerial personnel as established by internal policies of the Manager and its Affiliates and, if any such key personnel are employees of the Company and are not subject to the internal policies of the Manager and its Affiliates, the Members shall cause the Board first to determine the key personnel who should be made subject to signing authority and expenditure limits and then to establish appropriate signing authority and expenditures limits for such key personnel.

4.5	Accounts and Records

(a)       Subject to any modifying instruction given by the Board requiring more frequent submissions, the Manager shall promptly submit to the Board monthly statements of account showing:

(i)	charges and credits to the accounts of the Company, including charges and credits not provided for in an Approved Program and Budget;

(ii)	estimates of the amounts needed by the Company for expenditures to be made during the succeeding calendar month pursuant to the applicable Approved Programs and Budgets and otherwise including amounts needed to cover the monthly general expenses of the Manager;

(iii)	the estimated portions of such amounts that will be funded by the Company during such calendar month from general revenues, financing arrangements or other sources; and

(iv)	the estimated portions of such amounts, if any, that will need to be funded by Member Contributions during such calendar month pursuant to the applicable Approved Programs and Budgets or otherwise hereunder.

(b)       The Manager shall maintain at its offices, and/or cause the Company to maintain complete financial and cost accounting books and records and internal financial controls on a basis that is consistent with past practices of the Company, but in accordance with the Accounting Procedures, showing all costs, expenditures, receipts and disbursements hereunder.  These accounts shall include general ledgers and supporting and subsidiary journals, invoices, checks and other customary documentation sufficient to provide a record of revenues and expenditures and periodic statements of financial position and the results of the Operations and other activities of the Company for managerial, tax and other financial reporting purposes.  Such accounts will also include a record of all Member Contributions made to the Company, each Member’s Equity Capital and each Member’s Proportionate Interest.  Unless otherwise required by applicable Legal Requirements, such accounting books and records shall be maintained in U.S.  dollars and in accordance with International Financial Reporting Standards, applied on a basis consistent with the past practices of the Company.  The Manager shall, if requested by the

Board, also maintain at such offices all other records necessary, convenient or incidental to the recording of the Company’s affairs, including all Operations.  Irrespective of termination of this Agreement for any reason, the Manager shall retain or cause the Company to retain all accounts, documents and invoices pertaining to charges and credits to accounts of the Company indefinitely until destruction is authorized by the Board.

(c)       The Manager shall maintain at its offices, and/or cause the Company to maintain separate and complete books and records relating to all geological, geophysical, geochemical and other records and reports, all maps, drawings, surveys and other records (including title records), and records pertaining to Governmental Authorizations pertaining to the Operations.

(d)       For security purposes, the Manager shall, to the extent practicable, cause duplicates of accounts and records referenced in Sections 4.5(b) and 4.5(c) to be made and kept at offices of the Manager or its Affiliates.  The Manager shall advise the Board of the accounts and records to be so duplicated and of their locations.  Section 4.8 regarding inspection and access shall be applicable to such accounts and records.

4.6	Reports

(a)       The Manager shall, subject to any modifying instructions approved by the Board expanding or increasing such requirements, prepare or cause to be prepared the following reports for the Board:

(i)	prior to Development, quarterly financial reports by the 30th day following the end of each quarter and, thereafter, monthly financial reports by the 7th day of each month containing, in each case, with respect to the preceding quarter or month, as applicable, (A) a discussion and analysis of operating and financial results (including actual operational and financial performance against the Approved Program and Budget), (B) financial statements, including a statement of income, statement of cash flows and balance sheet, and (C) key metrics, including all-in sustaining costs and operating statistics;

(ii)	prior to Development, quarterly site management reports by the last day of each quarter and, thereafter, monthly site management report by the last day of each month containing, in each case, (A) a forecast reviewing the preceding quarter’s or month’s, as applicable, performance, (B) updating the forecast and providing a comparison against the prior year’s performance, (C) summaries of any new ore reserve data, and (D) related commentary;

(iii)	monthly reports by the 7th day of each month of Development and Mining Operations in respect of a Project describing the production statistics for the preceding month with a comparison of actual production to forecasted production during such month;

(iv)	within 40 days of the end of each fiscal year, in addition to the annual financial statements of the Company, such additional annual financial information as may be reasonably required by each such Member and the auditors of each Member to meet regulatory and audit requirements of the Member or its Affiliates;

(v)	a detailed final report within 45 days after completion of each Approved Program and Budget, which shall include comparisons between actual and budgeted expenditures and comparisons between the objectives and results of Programs;

(vi)	annual reports of mineral reserves and resources sufficient to comply with securities laws and the applicable rules of any stock exchange to which a Member or its Affiliates is subject, as well as any other technical information which may be reasonably requested by a Member to permit it to comply with the reporting and disclosure obligations of mineral resources and reserves of the Member or its Affiliates; and

(vii)	copies of such other reports as have been prepared in respect of the Operations as the Board or any Member may reasonably request from time to time, including any reports required pursuant to the Programs and Policies.

(b)       The Manager shall present to the Board for approval proposed guidelines and a framework for reporting significant events or incidents to the Board and the Members and will ensure that events and incidents are reported to the Board and/or Members, as applicable, in accordance with such guidelines and framework.  In addition, the Manager will inform the Board and the Members, as soon as reasonably practicable after becoming aware of same, of any event that occurs in the course of the Operations that may, in the Manager’s reasonable judgment, be material to a Member.

(c)       The Manager shall, or shall cause the applicable employees of the Company to, prepare and provide as reasonably requested by a Member, any certification or other information with respect to the Company as is reasonably required by the Member to comply with the internal controls or compliance programs of the Member or any of its Affiliates or to comply with the reporting obligations of the Member or its Affiliates under applicable securities laws, including the applicable rules of any recognized stock exchange to which a Member or its Affiliates is subject.

4.7	Audits

(a)       Upon reasonable prior written notice to the Manager, each Member shall have the right to request, no more than one time in each calendar year, that the books and accounts of the Manager relating to the performance of services hereunder for up to the prior three years be audited, at the expense of the Company, by the Company’s external auditors.  Copies of such accountant’s final report shall be sent promptly to the Board once available.  Neither the Company nor the Manager shall have any liability to any other Party relating to any charges and credits to such accounts during the period covered by such audit after the date which is the second anniversary of the date on which the audit is completed.  In the event the audit concludes that the costs and expenses of the Manager relating to the performance of services hereunder were overstated by at least 10% in the aggregate over the applicable period, the Manager shall reimburse the Company for the costs and expenses of the audit.

(b)       The annual financial statements of the Company shall be unaudited but shall be reviewed by the Company’s external auditors.  Notwithstanding the foregoing, either Member shall be entitled to require, by notice in writing delivered to the Manager no later than January 10th in any calendar year, that the financial statements of the Company for the immediately preceding calendar year be audited.  If such a notice is given to the Manager, the Manager shall engage and instruct the Company’s external auditors to conduct such audit so that it is completed within the time period required for delivery of annual financial statements in Section 4.6(a)(iv).  The cost of the review and, if applicable, audit of the Company’s quarterly and annual financial statements shall be borne by the Company.

4.8	Inspection and Access

A Member or any representative of such Member shall be entitled, at its own risk and expense, to enter upon any portion of the Properties upon reasonable advance notice to the Manager and at convenient times during normal working hours and in accordance with applicable safety procedures and Legal Requirements to inspect the Company’s assets and Operations being performed by the Manager or by the Company hereunder.  A Member or its representatives, at its own risk and expense, shall also be permitted to inspect and copy the Company’s and the Manager’s books, records and data pertaining to the performance of Operations and to the Company’s assets, including all Technical Data upon reasonable advance notice to the Manager and at convenient times during normal working hours and in accordance with applicable safety procedures; provided, however, that neither the non-Manager Member nor any of its representatives shall at any time have access to or any right to inspect or copy or have an interest of any kind in or to Proprietary Property.  The rights granted to the Members in this Section 4.8 shall be subject to the confidentiality provisions in Article 10.

4.9	Performance by Manager of Approved Programs and Budgets

(a)       Except as otherwise provided herein or otherwise authorized by the Board or the Members, the Manager shall conduct, or cause the Company to conduct, Operations, incur expenses and purchase assets for the Company in accordance with Approved Programs and Budgets.

(b)       Subject to Section 4.9(c), the Manager shall have authority to approve all changes and modifications to any Approved Program and Budget and all contracts awarded thereunder that are in the Manager’s good faith judgment reasonable and prudent under the circumstances and do not materially change the overall nature or scope of Operations contemplated under such Approved Program and Budget.  The Manager shall promptly inform the Board of each material change or modification to an Approved Program and Budget that the Manager has made or approved that does not require approval of the Board.

(c)       The Manager shall promptly notify the Board of any reasonably anticipated overruns in excess of the expenditures authorized in an Approved Program and Budget for

Development or Mining Operations (including contingency expenditures provided for in such Budget) by more than 10%.  Except as approved in advance by the Board in accordance with Section 3.7(a)(i) or in accordance with Section 5.10(a), the Manager may not spend more in any year under a Program and Budget for Development or Mining Operations than 110% of what is provided in the Approved Program and Budget for that year.  Except as approved in advance by the Board in accordance with Section 3.7(a)(i) or provided in Section 5.10(a), if expenditures exceed the amount provided in the applicable Approved Program and Budget for Development or Mining Operations by more than 10%, the Manager shall be solely responsible for the payment of such cost overruns in excess of 10% of the amount provided in the applicable Approved Program and Budget.  Except as provided in Section 5.10, for all Approved Programs and Budgets other than those in respect of Development or Mining Operations, the Manager shall not be permitted to spend in excess of the applicable Approved Program and Budget and any cost overruns in respect thereof shall be borne by the Manager.

(d)       The Manager may, to the extent reasonably necessary and subject to Section 5.10(a), scale down, or cause the Company to scale down, Operations being carried out under an Approved Program and Budget to avoid or minimize an unauthorized overrun pending action by the Board authorizing such overrun.

4.10	Contracts with Member Affiliates

(a)       In carrying out its responsibilities hereunder, the Manager shall have the right, from time to time, to enter into contracts or agreements (on behalf of the Company) with a Member, or an Affiliate of a Member, or with any Person who does not deal at arm’s length with a Member or an Affiliate of a Member, or to have the Company become a beneficiary under a global supply agreement of the Member or its Affiliates (each, a “Related Party Contract”), for the supply of goods or services (or both) reasonably necessary or desirable in connection with the Operations and the activities of the Company.  Any Related Party Contract shall be on terms and conditions, assessed at the time the Related Party Contract is first entered into, that are no less favorable to the Company than would be reasonably available to the Company under similar circumstances from an arm’s length, third party supplier of similar good or services, as the case may be.

(b)       Notwithstanding any provision of this Agreement to the contrary, any goods or services provided to the Company by a Member or other Person contemplated by Section 4.10(a) under a Related Party Contract shall at all times be priced, provided and charged to the Company on a cost-recovery basis only.

4.11	Limitation on Liability of Manager

(a)       Notwithstanding any provision of this Article 4, and except in case of gross negligence or Willful Misconduct, the Manager shall not be liable to the Company or to any Member for, and the Company shall indemnify and hold harmless the Manager to the fullest extent permitted by applicable Legal Requirements in respect of, any act or omission, including any failure to fulfil any of the power and duties set forth in Sections 4.2 and 4.3, which has or may result in or otherwise cause or contribute to any damages, claims, loss, liabilities, fines, injuries, costs, penalties or expenses of any nature whatsoever (including in relation to environmental or human rights matters), so long as the Manager is, and is causing the Company to, operate the Properties in good faith and in a manner consistent with past practice at the Properties.

(b)       The Manager shall not be in default of its duties under this Agreement if its failure to perform is caused by any act or omission of a Member conducted independently and not at the behest of the Manager, including the failure of any Member (i) to perform acts required of it by this Agreement or (ii) to provide necessary funds pursuant to this Agreement.

4.12	Resignation, Removal, or Change of Manager

(a)       The Manager may resign as Manager upon not less than 90 days’ notice to the Board.  In any event, the Manager shall be deemed to have immediately resigned as Manager upon the occurrence of any of the following events:

(i)	upon voluntary or involuntary winding up, or insolvency of the Manager or of its ultimate parent company, or termination of the Manager’s, or of its ultimate corporate parent company’s, corporate existence, except as may occur by reason of corporate reorganization, amalgamation, or merger;

(ii)	the Manager is a Member or an Affiliate of a Member and the Member’s Proportionate Interest becomes less than 50%;

(iii)	upon a final and unappealable determination of a court of law that the Manager has failed to perform its duties and obligations hereunder in accordance with the Manager’s standards of care set out in this Agreement;

(iv)	upon a final and unappealable decision of a court of law that the Manager has breached any material obligation, covenant or duty under this Agreement and after notice pursuant to Section 6.2 has failed to cure or commence to cure such default pursuant to Section 6.3; or

(v)	a receiver, liquidator, assignee, custodian, trustee, sequestrator or similar official for a substantial part of the Manager’s assets or those of its ultimate parent company is appointed and such appointment is neither made ineffective nor discharged within 60 days after the making thereof, or such appointment is consented to, requested by or acquiesced in by the Manager or its ultimate parent company.

(b)       Upon the voluntary resignation of the Manager pursuant to Section 4.12(a), the Board shall select a replacement Manager in accordance with Section 3.7(a)(iii).  If the Manager is a Member or an Affiliate of a Member, then upon the deemed resignation of the Manager pursuant to Section 4.12(a), the other Member or one its Affiliates shall be automatically appointed as Manager.

(c)       The resigning Manager, upon withdrawal, shall deliver, or cause to be delivered, to its successor custody of all of the Company’s assets in the possession or subject to the control of the resigning Manager, including real and personal property, records, books, accounts, data, files and contract rights that may be held by the resigning Manager.  The resigning Manager will use its best efforts to provide for continuity of Operations notwithstanding the transfer of managerial responsibility to its successor.

(d)       Upon the resignation or deemed resignation of the Manager hereunder, the replacement Manager may conduct an audit of the records of the former Manager with respect to Operations conducted under this Agreement within 60 days of such resignation or removal.

4.13	Branding and Logo

The Members agree that their respective representatives shall, as soon as practicable after the date hereof, meet to discuss the name, branding, logos, trademarks and marketing materials to be used by the Company in respect of Operations.

ARTICLE 5

 PROGRAMS AND BUDGETS; FUNDING

5.1	Exploration Programs and Budgets for 2016-2022

(a)       The Manager may at any time prior to the end of the 2016 calendar year, but is not required to, propose a Program and Budget in respect of Exploration on the Properties during the 2016 calendar year.  Not later than 90 days before the commencement of each of the 2017 through 2022 calendar years, the Manager shall prepare a proposed Program and Budget for Exploration of the Properties for the next calendar year.

(b)       Without unanimous consent of the Members, (i) no Program and Budget for Exploration Operations for calendar years 2016, 2017, 2018 or 2019 shall exceed US$2.0 million per year, and (ii) no Program and Budget for Exploration Operations for calendar years 2020, 2021 or 2022 shall exceed US$3.0 million per year.  If the Manager proposes a Program and Budget for Exploration Operations for any of calendar years 2016, 2017, 2018 or 2019 which does not exceed US$2.0 million per year or the Manager proposes a Program and Budget for Exploration Operations for any of calendar years 2020, 2021 or 2022 which does not exceed US$3.0 million per year, any such Program and Budget may be approved by an affirmative Vote of Board representatives representing 50% of the Proportionate Interests; provided that, in respect of the 2017 through 2022 calendar years and not, for certainty, the 2016 calendar year, the Member that is not the Manager may propose an alternate higher Program and Budget (not to exceed US$2.0 million per year in calendar years 2017, 2018 and 2019 and not to exceed US$3.0 million per year in calendar years 2020, 2021 and 2022) and if so proposed such alternate Program and Budget will be deemed to have been approved by the Members.

(c)       Each Program and Budget for Exploration Operations shall be consistent with commercially reasonable standards of good mining practice and shall set out, among other things: (i) a description of the proposed Exploration Operations; (ii) a detailed estimate of all costs by category, including capital costs and contribution to reclamation or other reserve funds; (iii) a Funding Plan for the Program and Budget; and (iv) such other material facts as may be necessary to illustrate the results intended to be achieved by the Program and Budget.

(d)       Each Member shall within 25 days after submission by the Manager to the Members of the proposed Program and Budget for Exploration Operations submit to the other Member:

(i)	notice that such Member approves the proposed Program and Budget and related Funding Plan; or

(ii)	proposed modifications of the proposed Program and Budget and related Funding Plan.

If a Member or Members holding the Proportionate Interest required to approve the applicable Program and Budget as set forth in Section 5.1(b) above give the response contemplated in Section 5.1(d)(i) above, the proposed Program and Budget shall be deemed to be approved by the Members.  If either Member fails to give any of the foregoing responses within the allotted time and the proposed Program and Budget in respect of Exploration Operations contemplates (A) in respect of the 2016, 2017, 2018 and 2019 calendar years, expenditures not in excess of US$2.0 million per year, and (B) in respect of the 2020, 2021 and 2022 calendar years, expenditures not in excess of US$3.0 million per year, the failure shall be deemed to be an approval by such Member of the Manager’s proposed Program and Budget and related Funding Plan.  If a Member makes a timely submission to the Board representatives appointed by the other Members pursuant to Section 5.1(d)(ii) above and such revisions contemplate higher aggregate expenditures for the calendar year but are still within the annual US$2.0 million cap for the 2017, 2018 and 2019 calendar years or the annual US$3.0 million cap for the 2020, 2021 and 2022 calendar years, the revised Program and Budget will be deemed to be approved by the Members.  For certainty, the Member that is not the Manager shall not be permitted to propose a higher Program and Budget in respect of the 2016 calendar year if the Manager proposes a Program and Budget of less than US$2 million for that year.

5.2	Exploration Programs and Budgets for 2023 and Beyond

(a)       Not later than 90 days before the commencement of the 2023 calendar year and each year thereafter, the Manager shall prepare and submit to the Board for approval a proposed Program and Budget for Exploration of the Properties for the next calendar year.

(b)       Each Program and Budget for Exploration Operations shall be consistent with commercially reasonable standards of good mining practice and shall set out, among other things: (i) a description of the proposed Exploration Operations; (ii) a detailed estimate of all costs by category, including capital costs and contribution to reclamation or other reserve funds; (iii) a Funding Plan for the Program and Budget; and (iv) such other material facts as may be necessary to illustrate the results intended to be achieved by the Program and Budget.

(c)       Each Member, acting through its Board representatives on the Board, shall within 25 days after submission by the Manager to the Board of the proposed Program and Budget for Exploration Operations submit to the Board representatives appointed by the other Member:

(i)	notice that such Member approves the proposed Program and Budget and related Funding Plan;

(ii)	proposed modifications of the proposed Program and Budget and related Funding Plan; or

(iii)	notice that such Member rejects the proposed Program and Budget and related Funding Plan.

If a Member fails to give any of the foregoing responses within the allotted time, the failure shall be deemed to be an approval by such Member of the Manager’s proposed Program and Budget and related Funding Plan.  If a Member makes a timely submission to the Board representatives appointed by the other Members pursuant to Sections 5.2(c)(ii) or 5.2(c)(iii), then the Board shall meet within 25 days after such proposals or objections are submitted and shall consider, acting reasonably and in good faith, the proposals or objections of such Member and seek to develop a complete Program and Budget and related Funding Plan for Exploration Operations acceptable to each Member in light of the proposals or objections of the Member that submitted the same.  If the Board representatives fail, acting reasonably, to reach an agreement upon such Program and Budget and related Funding Plan within 30 days after a submission pursuant to Sections 5.2(c)(ii) or 5.2(c)(iii) has been made, then the Program and Budget and related Funding Plan originally submitted by the Manager with such modifications as the Board representatives have agreed upon, if any, shall be submitted to vote and shall be adopted if approved by the affirmative Vote of Board representatives representing a majority of the Proportionate Interest at a Board meeting at which a quorum is present.

(d)       In the event of any deadlock in respect of any decision regarding a Program and Budget in respect of Exploration Operations for the 2023 calendar year and beyond, either Member may refer the subject matter of the deadlock to the respective Chief Operating Officers of each Member’s parent company, who will attempt in good faith to resolve the deadlock within 21 days of the deadlock being referred to them.  If the deadlock is not so resolved, then until the deadlock is resolved by the Parties, the Manager shall be permitted to develop and implement a Program and Budget for the calendar year without Board approval; provided it contemplates annual expenditures of no more than US$500,000 (which amount shall be adjusted annually effective January 1 of each year in accordance with the increase (if any) in the PPI over the preceding 12 months).

5.3	Pre-Feasibility Study

(a)       At such time as Exploration Operations conducted pursuant to this Agreement result in the definition of an “Inferred Mineral Resource” within the meaning of the CIM Standards on all or a portion of the Properties, either Member may propose by written notice to the other Member that the Company undertake preparation of a Pre-Feasibility Study with respect to such resource.  Such notice shall include the proposed scope of the Pre-Feasibility Study, the data upon which the proposing Member based its view that the preparation of a Pre-Feasibility Study is warranted, as well as a proposed Program and Budget in respect of the preparation of the Pre-Feasibility Study.

(b)       Within 60 days of receipt of the notice contemplated by Section 5.3(a), the other Member shall provide a written notice to the proposing Member indicating either that it:

(i)	agrees with the proposal and approves the Program and Budget in respect of the preparation of the Pre-Feasibility Study, in which case the proposed Program and Budget will be deemed approved by the Members; or

(ii)	agrees with the proposal and proposes amendments to the scope of the Pre-Feasibility Study and/or to the Program and Budget in respect of the preparation of the Pre-Feasibility Study; or

(iii)	does not agree that a Pre-Feasibility Study should be prepared and elects not to participate in the preparation of the Pre-Feasibility Study.

If a Member makes a timely proposal pursuant to Section 5.3(b)(ii) above, the Board shall meet within 25 days of delivery of such proposal and proposed amendments to attempt to resolve the disagreement of the parties.  In the event of any deadlock in respect of any decision regarding the scope of the Pre-Feasibility Study or the Program and Budget in respect thereof, either Member may refer the subject matter of the deadlock to the respective Chief Operating Officers of each Member’s parent company, who will attempt in good faith to resolve the deadlock within 21 days of the deadlock being referred to them.  In the event that the respective Chief Operating Officers are unable to resolve the dispute, then it shall be referred to an independent third party expert selected by mutual agreement of the Members with relevant experience in the mining industry (or, failing such agreement, by a panel of three experts with relevant experience in the mining industry, with one expert selected by each Member and the third expert selected by mutual agreement of the other two experts and the determination to be made by a majority of such experts), which expert or experts shall review the proposals of each Member and shall determine, within 30 days of the dispute being referred to it, the proposed scope and Program and Budget which most closely conforms to the standards for a Pre-Feasibility Study (as defined in the CIM Standards).  The cost of the independent expert or panel of experts shall be shared equally by the Members.

(c)       In the event that a Member provides the notice contemplated by Section 5.3(b)(i) above, or in the event that a Member provides the notice contemplated by Section 5.3(b)(ii) and the disagreement is resolved without the involvement of an independent expert or experts, the Program and Budget originally proposed or agreed by the Members, as applicable, shall be deemed an Approved Program and Budget and each Member will be required to fund its respective Proportionate Interest of all expenditures contemplated in the Approved Program and Budget.

(d)       In the event that a Member provides the notice contemplated by Section 5.3(b)(ii) above and the disagreement of the parties is ultimately resolved by an independent expert or experts then the non-proposing Member will have the option, by notice in writing to the proposing Member given within 15 days of final resolution of the matter, to either (i) participate in the preparation of the Pre-Feasibility Study and provide funding in respect of the Approved Program and Budget in respect thereof in proportion to its Proportionate Interest, or (ii) elect not to participate in the preparation of the Pre-Feasibility Study.

(e)       If a Member declines to participate in the preparation of a Pre-Feasibility Study in accordance with Section 5.3(b)(iii) or Section 5.3(d) above, the proposing Member will provide all funding required for the preparation of the Pre-Feasibility Study.  If the results of the Pre-Feasibility Study are Negative, the Member who declined to participate in the preparation of the Pre-Feasibility Study shall not suffer any dilution in respect of a failure to fund any Programs and Budgets in respect thereof and the contributions made by the proposing Member in respect of such Pre-Feasibility Study shall not be considered part of such Member’s Equity Capital.  If the results of the Pre-Feasibility Study are Positive, then the non-participating Member can elect, by notice in writing to the other Member given within 30 days of completion of the Pre-Feasibility Study, (i) to be diluted on a straight-line basis and the provisions of Sections 6.5(a)(i) and 6.7 shall apply mutatis mutandis to such failure to fund, with the effective date of dilution occurring on the date the Pre-Feasibility Study is completed, or (ii) to fund 150% of its share of the actual cost of the Pre-Feasibility Study (with its share calculated based on its Proportionate Interest at the time the Pre-Feasibility Study was proposed) and avoid dilution of its Proportionate Interest.  In such case, (A) the share of the Pre-Feasibility Study that should have been funded by the non-participating Member will be paid to the Company as Equity Capital and such amount will be refunded by the Company to the participating Member such that the Equity Capital of the Members reflects funding of the Pre-Feasibility Study based on the Proportionate Interests of the Members at the time the Pre-Feasibility Study was proposed, and (B) the additional 50% of the cost funded by the non-participating Member shall be paid to the participating Member and not to the Company and will, therefore, not be considered part of the non-participating Member’s Equity Capital.

5.4	Feasibility Study

(a)       Following completion of a Positive Pre-Feasibility Study in respect of which no dilution occurred, either Member may propose by written notice to the other Member that the Company undertake preparation of a Feasibility Study with respect to the resource identified in the Pre-Feasibility Study.  Such notice shall include the proposed scope of the Feasibility Study, as well as a proposed Program and Budget in respect of the preparation of the Feasibility Study.  In the event that a Member was diluted as a result of the completion of the Pre-Feasibility Study, only the Manager may make such a proposal to undertake a Feasibility Study.

(b)       Within 60 days of receipt of the notice contemplated by Section 5.4(a), the other Member shall provide a written notice to the proposing Member indicating either that it:

(i)	agrees with the proposal and approves the Program and Budget in respect of the preparation of the Feasibility Study, in which case the proposed Program and Budget will be deemed approved by the Members; or

(ii)	agrees with the proposal and proposes amendments to the scope of the Feasibility Study and/or to the Program and Budget in respect of the preparation of the Feasibility Study; or

(iii)	does not agree that a Feasibility Study should be prepared and elects not to participate in the preparation of the Feasibility Study.

If a Member makes a timely proposal pursuant to Section 5.4(b)(ii) above, the Board shall meet within 25 days of delivery of such proposal and proposed amendments to attempt to resolve the disagreement of the parties.  In the event of any deadlock in respect of any decision regarding the scope of the Feasibility Study or the Program and Budget in respect thereof, either Member may refer the subject matter of the deadlock to the respective Chief Operating Officers of each Member’s parent company, who will attempt in good faith to resolve the deadlock within 21 days of the deadlock being referred to them.  In the event that the respective Chief Operating Officers are unable to resolve the dispute, then it shall be referred to an independent third party expert with relevant experience in the mining industry selected by mutual agreement of the Members (or, failing such agreement, by a panel of three experts with relevant experience in the mining industry, with one expert selected by each Member and the third expert selected by mutual agreement of the other two experts and the determination to be made by a majority of such experts), which expert or experts shall review the proposals of each Member and shall determine, within 30 days of the dispute being referred to it, the proposed scope and Program and Budget which most closely conforms to the standards for a Feasibility Study (as defined in the CIM Standards).  The cost of the independent expert or panel of experts shall be shared equally by the Members.

(c)       In the event that a Member provides the notice contemplated by Section 5.4(b)(i) above, or in the event a Member provides the notice contemplated by Section 5.4(b)(ii) above and the disagreement is resolved without the involvement of an independent expert or experts, the Program and Budget originally proposed or agreed by the Members, as applicable, shall be deemed an Approved Program and Budget and each Member will be required to fund its respective Proportionate Interest of all expenditures contemplated in the Approved Program and Budget.

(d)       In the event that a Member provides the notice contemplated by Section 5.4(b)(ii) above and the disagreement of the parties is ultimately resolved by an independent expert or experts, then the non-proposing Member will have the option, by notice in writing to the proposing Member given within 15 days of final resolution of the matters, to either (i) participate in the preparation of the Feasibility Study and provide funding in respect of the Approved Program and Budget in respect thereof in proportion to its Proportionate Interest, or (ii) elect not to participate in the preparation of the Feasibility Study.

(e)       If a Member declines to participate in the preparation of a Feasibility Study in accordance with Section 5.4(d) or Section 5.4(b)(iii) above, the proposing Member will provide all funding required for the preparation of the Feasibility Study.  If the results of the Feasibility Study are Negative, the Member who declined to participate in the preparation of the Feasibility Study shall not suffer any dilution in respect of a failure to fund any Programs and Budgets in respect thereof and the contributions made by the proposing Member in respect of such Feasibility Study shall not be considered part of such Member’s Equity Capital.  If the results of the Feasibility Study are Positive, then the non-participating Member can elect, by notice in writing to the other Member given within 30 days of completion of the Feasibility Study (i) to be diluted on a straight-line basis and the provisions of Sections 6.5(a)(i) and 6.7 shall apply mutatis mutandis to such failure to fund, with the effective date of dilution occurring on the date the Feasibility Study is completed, or (ii) to fund 150% of its share of the actual cost of the Feasibility Study (with its share calculated based on its Proportionate Interest at the time the Feasibility Study was proposed) and avoid dilution of its Proportionate Interest.  In such case, (A) the share of the Feasibility Study that should have been funded by the non-participating

Member will be paid to the Company as Equity Capital and such amount will be refunded by the Company to the participating Member such that the Equity Capital of the Members reflects funding of the Feasibility Study based on the Proportionate Interests of the Members at the time the Feasibility Study was proposed, and (B) the additional 50% of the cost funded by the non-participating Member shall be paid to the participating Member and not to the Company and will, therefore, not be considered part of the non-participating Member’s Equity Capital.

5.5	Development Notice and Decision

(a)        Following completion of a Positive Feasibility Study, either Member (the “Triggering Member”) may require by written notice (the “Development Notice”) to the other Member (the “Receiving Member”) that the Company undertake Development of the resource identified in the Feasibility Study. The Development Notice shall include the proposed scope of Development and the initial Program and Budget applicable until the end of the calendar year following the year in which the Development Notice is given, consistent with the Feasibility Study. Within 45 days of receipt of the Development Notice, the Members shall meet to discuss the Development Notice and shall cooperate in good faith in making changes to the proposed scope of Development and initial Program and Budget as the Receiving Member may reasonably suggest. The Members will seek to agree, within 90 days after delivery of the Development Notice, on the scope of Development and initial Program and Budget applicable until the end of the calendar year following the year in which the Development Notice is given but the Triggering Member shall have the final decision on such matters, provided they are consistent with the Feasibility Study. For greater certainty, the Program and Budget included in the Development Notice shall be approved as agreed upon or per the final decision of the Triggering Member.

(b)       (b)       Once the Program and Budget has been approved pursuant to Section 5.5(a), the portion of the Properties identified in the applicable Feasibility Study, including a reasonable buffer zone for extension of the ore body as well as adequate land for surface and support facilities (collectively, the “Project”) will be transferred by the Company to a separate and newly-established limited liability company under the laws of the State of Delaware. Each Member will have a Proportionate Interest in such new LLC equal to its Proportionate Interest in the Company at the time the Development Notice is given in respect of such Project. Unless the Proportionate Interest of the Kinross Member is less than 50.0% at the time the new LLC is created the Kinross Member or one of its Affiliates will be the initial manager of the new LLC unless the Kinross Member has been removed as Manager under this Agreement pursuant to Section 4.12, in which case the Manager under this Agreement at the time the Development Notice is given will be the Manager of the new LLC and, in either case, the Manager of the new LLC will be subject to removal in accordance with Section 4.12. The Equity Capital of each Member under this Agreement will be reduced by the amount of Equity Capital transferred to the new LLC, which will be based on the Member Contributions made by each Member in respect of Exploration, Pre-Feasibility Studies and Feasibility Studies that led to the Development decision in respect of the applicable Project. The operating agreement in respect of such LLC will be on the same terms as this Agreement with necessary modifications; provided that Sections 5.1 through 5.5 of this Agreement shall not apply to the Project going forward. All Programs and Budgets in respect of such Project shall be governed by Sections 5.6 through 5.12 of this Agreement.

5.6	Development and Mining Programs and Budgets and Life of Mine Plan

(a)       All Development and Mining Operations with respect to a Project shall be planned and conducted and all estimates, reports, and statements shall be prepared and made on the basis of a calendar year. Not later than 120 days before the commencement of each calendar year following the end of the first full calendar year of Development, the Manager shall prepare and submit to the Board for approval a proposed Program and Budget and Life of Mine Plan for Development and Mining Operations in respect of each Project for the next calendar year.

(b)       Each Program and Budget for Development and Mining Operations shall be consistent with commercially reasonable standards of good mining practice and shall set out, among other things: (i) a description of the proposed Development and Mining Operations; (ii) a detailed estimate of all operating costs by category, including capital costs and contribution to reclamation or other reserve funds; (iii) an estimate of the quantity and quality of the ore to be mined and the mineral products to be produced from the Project (including expansions or reductions to the current production levels); (iv) an estimate of revenues and other cash receipts to be received by the Company from sales; (v) a Funding Plan for the Program and Budget; and (vi) such other material facts as may be necessary to illustrate the results intended to be achieved by the Program and Budget.

(c)       The Manager may include in a Program and Budget submitted pursuant to Section 5.6(a), or in a separate Program and Budget submitted to the Board, proposals for evaluations of possible expansions (including expansion of production), additions to or modifications of the Project or of separate new mines and/or related facilities within the Project area and/or for the construction and operation thereof.

(d)       When Mining Operations at a Project and related facilities cease, or are scheduled to cease, whether temporarily on “care and maintenance” or permanently, the Manager shall submit a Program and Budget for the shutdown and “care and maintenance” or closure, as the case may be, of the Project and related facilities, which Program and Budget shall be in accordance with Legal Requirements and the Mining Rights and the terms of this Agreement (the “Closure Operations”) to the Board. If Closure Operations are not completed prior to completion of the initial Program and Budget submitted by the Manager pursuant to this Section 5.6(d), the Manager shall propose additional successive Programs and Budgets for the continuation of Closure Operations until completed. Each Program and Budget submitted by the Manager pursuant to this Section 5.6(d) shall cover a calendar year unless otherwise determined by the Board.

(e)       In the event the Manager or a Board representative believes that any Approved Program and Budget in respect of Development or Mining Operations should be revised prior to the end of the applicable Budget Period, the Manager or such Board representative may propose one or more supplemental Programs and Budgets to the Board to be accomplished by the end of the then-current Budget Period.

(f)       The Manager shall provide a proposed Funding Plan along with each Program and Budget proposed by the Manager to the Board which shall set forth proposed sources of funding. If a Board representative proposes a revision to an Approved Program and Budget pursuant to

Section 5.6(e), such Board representative shall provide to the Board a proposed Funding Plan to accompany each proposed supplemental Program and Budget.

(g)      Each Member, acting through its Board representatives on the Board, shall within 45 days after submission by the Manager to the Board of the proposed Program and Budget for Development or Mining Operations submit to the Board representatives appointed by the other Members:

(i)	notice that such Member approves the proposed Program and Budget and related Funding Plan;

(ii)	proposed modifications of the proposed Program and Budget and related Funding Plan; or

(iii)	notice that such Member rejects the proposed Program and Budget and related Funding Plan.

If a Member fails to give any of the foregoing responses within the allotted time, the failure shall be deemed to be an approval by such Member of the Manager’s proposed Program and Budget and related Funding Plan. If a Member makes a timely submission to the Board representatives appointed by the other Member pursuant to Sections 5.6(g)(ii) or 5.6(g)(iii), then the Board shall meet within 25 days after such proposals or objections are submitted and shall consider, acting reasonably and in good faith, the proposals or objections of such Member and seek to develop a complete Program and Budget and related Funding Plan for Development and Mining Operations acceptable to each Member in light of the proposals or objections of the Member that submitted the same. If the Board representatives fail, acting reasonably, to reach an agreement upon such Program and Budget and related Funding Plan within 30 days after a submission pursuant to Sections 5.6(g)(ii) or 5.6(g)(iii) has been made, then the Program and Budget and related Funding Plan originally submitted by the Manager with such modifications as the Board representatives have agreed upon, if any, shall be submitted to vote and shall be adopted if approved by the affirmative Vote of Board representatives representing at least 55% of the Proportionate Interest at a Board meeting at which a quorum is present.

(h)        After the first full calendar year of Development and Mining Operations, in the event of any deadlock in respect of any decision regarding a Program and Budget in respect of Development and Mining Operations (which, for certainty includes the failure to achieve the required Vote in respect thereof contemplated by Section 5.6(g)), either Member may refer the subject matter of the deadlock to the respective Chief Operating Officers of each Member’s parent company, who will attempt in good faith to resolve the deadlock within 21 days of the deadlock being referred to them. If the deadlock is not so resolved, then until the deadlock is resolved by the Parties, the most recent Approved Program and Budget for Development and Mining Operations shall remain in effect, subject to the right of the Manager to spend up to 110% of the Budget provided in such Approved Program and Budget.

5.7	Timing for Approval of Programs and Budgets

(a)       The Board shall seek to approve each Program and Budget for Development and Mining Operations and each accompanying Funding Plan by November 30th in the year immediately preceding the calendar year to which such Program and Budget and Funding Plan relate.

(b)        If the Board for any reason fails timely to approve a Program and Budget for Development and Mining Operations, the Manager shall, subject to the contrary direction of the Board, be authorized to continue, or to cause the Company to continue, Development and Mining Operations in accordance with the most recent Approved Program and Budget for Development and Mining Operations, subject to the right of the Manager to spend up to 110% of what is provided in such Approved Program and Budget and subject to the right of the Manager at all times to continue Development and Mining Operations sufficient to maintain the Company’s assets and comply with applicable Legal Requirements and to maintain production levels substantially comparable to the levels in effect when the failure occurs. Development and Mining Operations performed by the Manager pursuant to this Section 5.7(b) shall be funded by Available Cash to the extent reasonably possible. Unless otherwise determined by the Board, the Members shall provide funding required for such expenditures to the extent that Available Cash is insufficient to cover the same as Member Contributions to the Company in their respective Proportionate Interests in accordance with a Contribution Notice provided by the Manager.

(c)        If any Program and Budget or Funding Plan approved by the Board must be approved by the Members pursuant to applicable Legal Requirements, the Members shall take such action as is necessary to cause such approval to be given including casting votes representing their respective Membership Interests in favor of resolutions calling for such approval. A Program and Budget and related Funding Plan approved by the Members, or approved by the Board if approval by the Members is not required, shall constitute an Approved Program and Budget and related Funding Plan. Approved Programs and Budgets and approved Funding Plans shall be carried out by the Manager or by the Company under the supervision of the Manager.

5.8	Funding Obligations

(a)       The Company shall fund all of its costs, fees and liabilities from Available Cash to the extent practicable, reserve accounts, other funding or financing arrangements or any combination of any of the foregoing.

(b)       Except as otherwise provided in Sections 5.3 and 5.4 where a Member has elected not to participate in the preparation of a Pre-Feasibility Study or Feasibility Study, to the extent not covered by Available Cash or other sources of financing as described in Section 5.8(a), each Member shall be required to fund its respective Proportionate Interest of all expenditures of the Company (including in respect of Operations and Closure Operations), whether incurred pursuant to an Approved Program and Budget and corresponding Funding Plan or otherwise under this Agreement (including amounts payable under Section 5.10 and Section 5.11 needed to cover the monthly general expenses of the Manager). The Manager shall give each Member at least 30 days’ notice that such Member Contributions are required to fund its Proportionate Interest of all expenditures expected to be incurred (as well as reserves, if any) during a period not to exceed three months (such notice, a “Contribution Notice”). Each Contribution Notice shall include: (i) the amount of funds that each Member is required to contribute; and (ii) the date by which each such contribution must be paid. Following receipt of a Contribution Notice, each of the Members shall promptly (and in any event, by no later than the date specified in the Contribution Notice) complete the contribution of the required amount of funds to the Company in the manner specified by the Board in accordance with Section 5.9. Except as otherwise provided in Sections 5.3 and 5.4 where a Member has elected not to participate in the preparation of a Pre-Feasibility Study or Feasibility Study, any default by a Member of its obligations to provide required funding in the amount and manner and within the specified period set forth in a Contribution Notice shall be addressed in accordance with Article 6.

5.9	Method of Funding

Unless otherwise determined by the Board from time to time in accordance with Section 3.7(b)(xii), the Members shall contribute funds to the Company to satisfy their funding requirements in this Agreement through equity contributions.

5.10	Emergency or Unexpected Funding

(a)        Notwithstanding any other provisions hereof, in case of emergency to protect life, limb or property, to protect the Properties and the Company’s assets, to comply with applicable Legal Requirements or Governmental Authorization, to comply with the obligations of the Company under the Mining Rights, to address unexpected events, or to cover unexpected liabilities not covered in an Approved Program and Budget and related Funding Plan, the Manager may take, or cause or permit the Company to take, any reasonable action the Manager deems necessary and may incur such expenditures on behalf of the Company as it deems necessary notwithstanding that such expenditures will exceed allowable expenditures under an Approved Program and Budget. The Manager shall promptly notify the Board and the Members of any such emergency or unexpected expenditures that have been made or that must be made.

(b)        Funds necessary to pay for emergency and unexpected expenditures pursuant to Section 5.10(a) above shall be obtained to the extent reasonably possible from Available Cash. Unless otherwise determined by the Board, the Members shall contribute funds to the Company in proportion to their respective Proportionate Interests, as required in accordance with a Contribution Notice provided by the Manager. The Manager shall promptly notify the Company and the Members of any such emergency or unexpected expenditures that has been made or that must be made.

5.11	Reserves; Bonding

(a)       The Board may establish one or more cash reserves as the Board determines from time to time (whether included in a Program and Budget put forward by the Manager or otherwise) as may be required by applicable Legal Requirements, on account of current liabilities, operating expenses, debt service requirements (if any), royalties, taxes or working capital requirements of the Company, and the Manager may apply such reserves for the Operations as may be determined by the Board, provided, however, that cash reserves shall be limited only to those reserves and to such amounts as are reasonably required to support Operations. Funding requirements in connection with any such reserves will be included in Approved Program and Budget and each Member will be responsible for funding its Proportionate Interest of any such reserve requirements.

(b)       If any bonds or other financial sureties are required by any Governmental Authority in order to secure the performance of reclamation or other obligations arising from the Operations, the Members shall, to the extent such bonds may not be provided solely by the Company, undertake obligations required to provide such financial sureties, such as paying premiums for and satisfying other requirements in respect of surety bonds, providing letters of credit or corporate guarantees, and/or putting up cash amounts, in proportion to their respective Proportionate Interest. The portion of the financial surety underwritten or provided by each Member shall be adjusted to reflect any changes in the Proportionate Interest of the Members and each Member agrees to cooperate and take such actions as are necessary to enable and ensure the same.

5.12	Suspension and Termination of Mining Operations

(a)        In the event that cash flow from Mining Operations at a particular Project is negative at the end of two consecutive calendar quarters and has been so during any four calendar quarters during the six previous calendar quarters (including the calendar quarter just ended), Mining Operations for such Project shall be suspended unless the Board determines otherwise pursuant to Section 3.7(a)(v). The Members shall, subject to applicable Legal Requirements, cause the Company to carry out any such suspension. Mining Operations in respect of such Project shall not be reinitiated except upon a decision of the Board pursuant to Section 3.7(a)(v).

(b)        Mining Operations at a particular Project may be permanently terminated upon a decision of the Members pursuant to Section 3.7(b)(viii) if Mining Operations at such Project have been suspended for the previous 36 consecutive months. The Members shall, subject to applicable Legal Requirements and the terms of this Agreement, cause the Company to carry out such termination consistent with the decision of the Members.

5.13	Multiple Programs and Budgets

The Members acknowledge that there may be, at any given time, more than one Approved Program and Budget covering Exploration, the preparation of a Pre-Feasibility Study, the preparation of a Feasibility Study and/or Development and Mining on different portions of the Properties as separate Projects.

ARTICLE 6

DEFAULTS, VOLUNTARY REDUCTIONS AND REMEDIES

6.1	Defaults

A Member defaulting in any material respect in the performance of any of its obligations or duties under this Agreement, including a Member in its capacity as Manager, shall be referred to as the “Defaulting Member”, and each of the other Members (including a Member in its capacity as Manager) shall be referred to as the “Non-Defaulting Member”. For certainty, any failure to provide required funding in accordance with this Agreement shall be deemed to be a “material” default for purposes of this Section 6.1.

6.2	Notice of Default

A Non-Defaulting Member shall give the Defaulting Member a written notice of default (a “Notice of Default”), which shall describe the default in reasonable detail and state the date by which the default must be cured, which date for curing or commencing to cure shall be 30 days after receipt of the Notice of Default; provided that advance notice shall not be required prior to the taking of action by the Non-Defaulting Member to provide funds pursuant to Section 6.5 to rectify the default in an emergency or if necessary to avoid losses or breaches of contractual or regulatory obligations. Failure of a Non-Defaulting Member to give a Notice of Default shall not release the Defaulting Member from any of its duties or obligations under this Agreement.

6.3	Opportunity to Cure

If within the applicable period described in a Notice of Default, the Defaulting Member cures the default, or if the failure is one (other than the failure to make payments or to advance funds) that cannot in good faith be corrected within such period and the Defaulting Member begins to correct the default within the applicable period and continues corrective efforts with reasonable diligence until a cure is effected, the Notice of Default shall be inoperative for a maximum period of 12 months while attempts to correct such default are actively being pursued and provided that there is a reasonable prospect that the default can be cured within such period, and the Defaulting Member shall lose no rights under this Agreement and shall not be considered in breach of this Agreement and the Non-Defaulting Member shall take no further action with respect thereto during such period. If, within the period described in the Notice of Default, the Defaulting Member does not cure the default or begin to cure the default as provided above, the Non-Defaulting Member at the expiration of the applicable period, or upon notice where no cure period is allowed, shall have the rights specified in Section 6.4; provided, however, that if the Defaulting Member in good faith contests whether the alleged default has in fact occurred, the Defaulting Member shall give notice thereof to the Non-Defaulting Member within the applicable cure period described in Section 6.2. The provisions of Section 11.2 shall then be applicable (except as otherwise provided herein) and the rights of the Non-Defaulting Member to pursue its remedies shall be suspended until a final ruling is made as to the existence of the alleged default by the arbitrator(s) pursuant to Section 11.2. If the ruling confirms that a default has occurred, the Defaulting Member shall be deemed upon receipt of the ruling to have received a further Notice of Default pursuant to Section 6.2 and shall have the opportunity to cure as provided above in this Section 6.3 (with no further right to contest the default).

6.4	Rights Upon Default

The Non-Defaulting Member, after providing notice and an opportunity to cure as provided in Sections 6.2 and 6.3, shall have the right (but not the duty) to exercise any remedy provided in Sections 6.5 and 6.6, which remedies are cumulative and are in addition to and not in substitution for any other rights or remedies that the Non-Defaulting Member may have in law or equity.

6.5	Funding Default

(a)       If a Defaulting Member fails to provide the required funding in the amount and manner and within the specified period set forth in a Contribution Notice or as otherwise required pursuant to Section 5.7(b), Section 5.8(b), Section 5.10, or Section 5.11(a), the Non-Defaulting Member shall have the right (but not the obligation) to:

(i)	fund all or a portion of the amount not funded by the Defaulting Member (the “Defaulted Amount”) during the 10 day period following the expiry of the 30-day cure period referred to in Section 6.2 (the last day of such 10-day period being referred to as the “Dilution Day”) and cause the dilution of the Proportionate Interest of the Defaulting Member in accordance with Section 6.7, or

(ii)	advance all or a portion of the Defaulted Amount on behalf of the Defaulting Member as a loan to the Defaulting Member, with the principal amount of such loan (and any overdue interest) bearing interest at all times at a rate per annum equal to the sum of LIBOR plus 3.0%, as the same shall change from time to time, or at the maximum rate permitted by applicable Legal Requirements, whichever is less, calculated and compounded monthly in arrears until paid in full (either by way of a direct payment from the Defaulting Member to the Non-Defaulting Member or through application of future Distributions in accordance with Section 7.1) (a “Default Loan”).

(b)        If the Non-Defaulting Member elects to fund all or a portion of the Defaulted Amount in the manner prescribed in Section 6.5(a)(i), such funding by the Non-Defaulting Member shall be made by way of equity contributions.

6.6	Voluntary Reduction in Proportionate Interest

With respect to any Approved Program and Budget in respect of Mining Operations, a Member may elect (the “Electing Member”), at the Board meeting at which the Program and Budget is approved, to limit its contributions to an Approved Program and Budget as follows: (i) to some lesser amount than its respective Proportionate Interest, or (ii) by not contributing any amount to the Approved Program and Budget. If a Member so elects in accordance with this Section 6.6, the other Member (the “Non-Electing Member”) may choose to fund the shortfall in the same manner contemplated by 6.5(a)(i) above. Whether or not the Non-Electing Member chooses to fund the shortfall, the Proportionate Interest of the Electing Member will be recalculated on each day the Non-Electing Member makes a Member Contribution to the Company under the applicable Approved Program and Budget. An illustration of such recalculation is set out in Schedule C. For certainty, the Non-Electing Member is not permitted to fund any shortfall resulting from an election made in accordance with this Section 6.6 by way of a Default Loan.

6.7	Dilution Mechanism

If a Defaulting Member fails to contribute to the Company its Proportionate Interest of the funding required in accordance with Section 5.7(b), Section 5.8(b), Section 5.10, or Section 5.11(a), and the Non-Defaulting Member either (i) elects to fund the Defaulted Amount (rather than advance a Default Loan) in accordance with Section 6.5(a)(i) or (ii) elects not to fund the Defaulted Amount, then the Proportionate Interest of each Member will be recalculated immediately after the Dilution Day. The Board representatives or the Members shall cause or permit the Company to issue, sell, repurchase or redeem any Membership Interests or other equity interest in the Company to reflect a dilution of the Proportionate Interest of the Defaulting Member. Subject to the immediately following sentence, all dilution and recalculation of a Member’s Proportionate Interest under this Agreement shall be made on a straight-line basis. If a Member or its representatives on the Board vote in favour of a proposed Program and Budget in respect of Development or Mining Operations which becomes an Approved Program and Budget and then such Member fails to contribute its Proportionate Interest of amounts required under such Approved Program and Budget in the manner contemplated under this Agreement, dilution and recalculation of the Defaulting Member’s Proportionate Interest shall made on an accelerated basis assuming the Non-Defaulting Member contributed two times the amount actually contributed by it on behalf of the Defaulting Member with respect to the applicable Defaulted Amount; provided that accelerated dilution shall not apply if the Member provided the election contemplated in Section 6.6 and provides funding, if any, consistent with the election made by it. An illustration of such recalculation is set out in Schedule C.

6.8	No Penalty

The Members acknowledge and agree that the rights and remedies conferred by this Article 6 do not constitute a penalty, unlawful forfeiture or penalty interest rates, and that such rights and remedies are necessary to ensure that the interests of the Members are appropriately balanced having regard to the relative funding provided by each Member from time to time. Each Member covenants that it shall not raise any prohibition against penalty clauses as a defence to the terms and conditions of a Default Loan or the dilution contemplated by Section 6.5, Section 6.6 or Section 6.7.

6.9	Conversion of Minority Interest to Royalty

At such time as the Proportionate Interest of the Kinross Member or the Barrick Member is diluted to less than ten percent (10%) (such diluted Member being the “Minority Interest Holder”), at the option of the other Member, the Membership Interests held by the Minority Interest Holder shall be redeemed and cancelled by the Company in exchange for a net smelter return royalty of 2% described, calculated and payable in accordance with the form of royalty deed attached as Schedule D, and granted to the Minority Interest Holder and/or any of its Affiliates, as directed by the Minority Interest Holder. A Member whose Membership Interests have been so redeemed and cancelled shall immediately execute and deliver all such conveyances and other documents as may be necessary or desirable to effect the foregoing and the Company and the Minority Interest Holder shall forthwith thereafter execute a royalty deed in the form attached as Schedule D. Each Member has granted an irrevocable power of attorney before a Notary Public in favour of any Board representative of the Company, in order to be exercised severally, for the purpose of granting any one Board representative of the Company the full power and authority on behalf of the Minority Interest Holder to sign all such documents as may be required to pass such resolutions, including any consent to the holding of general or class meetings on short notice, and any proxy form to enable it to appoint a proxy to attend and vote thereat, and to do all other acts or things as may be necessary to give effect to the provisions of this Section 6.9. The provisions of this Section 6.9 will apply on a Project by Project basis once a Development decision has been made in respect of a Project and a separate LLC has been formed in respect thereof.

6.10	Continuing Liabilities Upon Adjustment of Proportionate Interests

(a)        Any dilution or conversion of a Member’s Proportionate Interest under this Agreement shall not relieve such Member of its share of any liabilities, obligations, costs, expenses (including legal fees), losses, claims, debts, demands, damages, suits, actions and causes of action, penalties or fines (“Continuing Liabilities”) arising out of Operations conducted prior to each such dilution or conversion.

(b)        For the purposes of this Article 6, such Member’s share of Continuing Liabilities arising out of Operations conducted prior to each such dilution or conversion (including, for greater certainty, Continuing Liabilities in respect of Closure Operations and reclamation obligations) shall be equal to its Proportionate Interest at the time the Continuing Liability was incurred (or the facts or circumstances giving rise to such Continuing Liability occurred) and, for greater certainty, not equal to its diluted or converted Proportionate Interest resulting from such dilution or resulting in such conversion, nor the less than 10% diluted Proportionate Interest at which the conversion to a net smelter return royalty interest occurred pursuant to Section 6.9, and shall continue thereafter to be equal to its Proportionate Interest at the time such Continuing Liability was incurred (or the facts or circumstances giving rise to such Continuing Liability occurred).

ARTICLE 7

DISTRIBUTIONS

7.1	Payment of Distributable Cash

(a)        Unless otherwise determined by the Board pursuant to Section 3.7(b)(xi) and subject to applicable Legal Requirements and applicable terms of any third party loan (if any) or other contractual or other arrangements in effect during the period which limit Distributions to Members, all Distributable Cash (as defined below) in respect of each Project shall be paid to the Members quarterly on a pro rata basis according to their respective Proportionate Interest at the time of declaring the Distribution.

(b)        For greater certainty, a Defaulting Member shall not be entitled to receive any Distributable Cash if and for so long as any Default Loans that have been made in its favour by a Non-Defaulting Member in accordance with Section 6.5(a)(ii) remain outstanding. Any Distributable Cash that would otherwise be payable to a Defaulting Member shall instead be paid to the Non-Defaulting Member that made the Default Loan until such Default Loan has been repaid in full in the following order of priority:

(i)	first, to pay costs and expenses of the Non-Defaulting Member incurred in connection with the Default Loan;

(ii)	second, to pay accrued interest that is due and payable in respect of the Default Loan; and

(iii)	third, to pay principal in respect of the Default Loan.

(c)        Each Member hereby grants an irrevocable direction and power of attorney to the Company and the Manager to, in the event that such Member becomes a Defaulting Member and any Default Loan is payable by it, pay in accordance with Section 7.1(b) any Distributable Cash that would otherwise be payable to such Member to the Non-Defaulting Member that made the Default Loan.

(d)        Notwithstanding the foregoing provisions of this Section 7.1, all distributions made in connection with the sale or exchange of all or substantially all of the Company’s assets and all distributions made in connection with the liquidation of the Company shall be made to the Members pursuant to Section 12.2 and Paragraph 4.2 of Schedule E.

7.2	Distributable Cash

(a)        As used herein, “Distributable Cash” shall mean, in respect of any period and Project, the positive difference resulting from:

(i)	the amount of cash and cash equivalents of the Company, but excluding any cash provided in connection with a Contribution Notice or any third-party debt;

(ii)	less the sum of the following items:

(A)	the budgeted operating and capital expenditures for the Project and related facilities for three months in accordance with an Approved Program and Budget, together with any other current liabilities of the Company for such period, including all current liabilities for taxes payable;

(B)	debt service requirements for all third-party debt of the Company, if any, due within six months; and

(C)	any contingencies and reserves established by the Board in accordance with Section 5.11(a).

(b)        For greater certainty, the Distributable Cash of the Company shall be calculated and paid in a manner and frequency that is substantially consistent with the past practice of the

Company and may only be changed with the unanimous approval of the Members in accordance with Section 3.7(b)(xi).

7.3	Withholding

Each of the Company and the TMP are authorized to withhold from distributions to the Members, and are authorized to pay over to any U.S. Federal, state, local or foreign government, any amounts that it reasonably determines are required to be so withheld or paid pursuant to any Legal Requirements, including the Code. All amounts so withheld or paid with respect to any Member shall be treated as amounts distributed to such Member pursuant to this Article 7 for all purposes and shall reduce on a dollar-for-dollar basis any amounts otherwise distributable to such Member. The Members will cooperate to minimize the amount of any withholding or payments that would otherwise be required pursuant to this Section 7.3.

ARTICLE 8

TRANSFERS; PREFERENTIAL PURCHASE RIGHTS3

8.1	Restrictions on Transfer

(a)        No Member shall Transfer, directly or indirectly, its Membership Interests except in accordance with (i) Section 8.1(f) (Encumbrances), (ii) Section 8.2 (Transfers to Affiliates), (iii) Section 8.3 (Preferential Purchase Rights), or (iv) with the prior written consent of all of the Members, which consent may be withheld for any reason. Without limiting the generality of the foregoing but subject to Section 8.1(d), the Parties acknowledge and agree that any direct or indirect Transfer of any equity interest in a Member shall be deemed to be an indirect Transfer of a Membership Interest, as the case may be, to which this Section 8.1(a) applies. Each Member covenants and agrees that, concurrent with any Transfer of its Membership Interests pursuant to Section 8.3, it will repay in full all outstanding principal and interest under any Default Loans in respect of which such transferring Member is the debtor.

(b)        Notwithstanding anything in this Article 8, a Transfer by a Member or its Affiliates of less than all of its Membership Interests is not permitted.

(c)        No Member shall Transfer, directly or indirectly, less than all of its Membership Interests or Transfer its Membership Interests to a transferee that is not just one Person without the prior written consent of all of the Members, which consent may be withheld or conditioned in the other Member’s sole discretion.

(d)        Subject to Section 13.9(b), nothing in this Agreement shall prevent the acquisition of control of the ultimate parent company of a Member by any Person by way of a take-over bid, the sale by the parent company of all or substantially all of its assets and business, or the acquisition, amalgamation, arrangement, merger or combination of the parent company by, with or into any other Person, in each case, provided that the common shares of the parent company are listed and posted for trading on an internationally recognized stock exchange at the time of entering into such transaction.

[3]	The ultimate parent company of each Member will sign a separate side letter whereby they agree to cause their subsidiaries to comply with the transfer restrictions in this Article 8.

(e)        No Transfer shall be effective and no transferee of a Member’s Membership Interests shall have the rights of such Member hereunder unless (i) the Transfer was completed in compliance herewith (including compliance with Section 8.3, if applicable), (ii) the transferor has provided to the other Members notice of such Transfer and (iii) the transferee, as of the effective date of the Transfer, has executed an accession agreement in the form attached as Schedule B. Subject thereto, the transferee shall be deemed to be a Party to this Agreement.

(f)        If the Transfer is the grant of an Encumbrance by a Member in its Membership Interests to secure a loan or other indebtedness of the Member in a bona fide transaction, such Encumbrance shall be granted only in connection with financing payment or performance of such Member’s obligations under this Agreement and shall be subordinate to the terms of this Agreement and the rights and interests of the other Members hereunder, and shall be subject to the condition that the secured party first enters into a written agreement with the other Members in form satisfactory to the other Members, acting reasonably, binding upon the secured party, to the effect that the secured party’s remedies under the Encumbrance shall be limited to the sale of the whole (and only the whole) of the encumbering Member’s Membership Interests and shall be subject to a provision that, in the event such security becomes enforceable and is enforced, such Membership Interests shall first be offered to the Kinross Member (in case of an Encumbrance granted by the Barrick Member) or to the Barrick Member (in case of an Encumbrance granted by the Kinross Member) subject to the following terms: (i) the price of any pre-emptive sale shall be the remaining principal amount of the loan plus accrued interest and related expenses owing to the secured party, (ii) such pre-emptive sale shall occur within 60 days of the notice to the respective Member of the secured party’s intent to enforce its security and (iii) failure of the respective Member to accept the offer or, if the offer is accepted, failure of the sale to close by the end of the 60-day period, unless such failure is caused by either the encumbering Member or by the secured party, shall permit the secured party to sell the encumbering Member’s Membership Interests in accordance with the terms of the Encumbrance and with applicable Legal Requirements; provided, however, that such sale shall be subject to the purchaser covenanting in accordance with Section 8.1(e) with the remaining Members to be bound by the terms of this Agreement.

(g)        The transferor and the transferee of any Membership Interests shall be responsible for payment of any taxes, fees, levies or other governmental charges payable under applicable Legal Requirements in respect of the Transfer and shall indemnify and hold harmless the other Members and the Company in respect thereof.

(h)        The Members agree to ensure that the Company will not cause or permit, and the Company agrees not to permit or effect, the Transfer of Membership Interests to be made on its membership register or other books unless the Transfer is permitted or required by the provisions hereof and the transferee executes an accession agreement in the form attached as Schedule B, and will not cause or permit any issuance of Membership Interests except in accordance with the terms hereof and the terms of the constating documents of the Company. The Members shall take, or shall cause the Company to take, any actions as may be required to approve any Transfers of Membership Interests that are authorized in accordance with the provisions of this Article 8.

8.2	Transfers to Affiliates

(a)        Section 8.1(a) shall not apply to the Transfer by a Member or its Affiliates of all (but not less than all) of their Membership Interests to another body corporate that is a direct or indirect wholly-owned subsidiary of the Member’s ultimate parent company (a “Wholly-Owned Subsidiary”), provided that the Wholly-Owned Subsidiary shall:

(i)	assume the obligations of the Member and become a Party to this Agreement in accordance with Section 8.1(e); and

(ii)	covenant and agree (A) to remain a Wholly-Owned Subsidiary of the applicable parent company for so long as it continues to hold any Membership Interests, and (B) that, prior to ceasing to be a Wholly-Owned Subsidiary, it will Transfer all of its Membership Interests to the applicable parent company or another Wholly-Owned Subsidiary of such parent company.

(b)        Notwithstanding anything in Section 8.2(a), a Transfer by a Member or its Affiliates of less than all of their Membership Interests to a Wholly-Owned Subsidiary shall not be permitted under this Section 8.2.

8.3	Preferential Purchase Rights

(a)        Each Party agrees that, except as provided in Section 8.1, such Party (the “Offering Member”) will not Transfer or permit the Transfer to any third party of its Membership Interests, whether now owned or hereafter acquired, or whether by sale or otherwise, and whether voluntary or involuntary, until and unless such Offering Member shall have first made the offer to sell as set forth in this Section 8.3 to the other Member (the “Offeree Member”).

(b)        In the event that any Offering Member desires to transfer all but not less than all its Membership Interests, the Offering Member shall first deliver a notice in writing (a “Sale Notice”) to the Offeree Member whereby the Offering Member offers to sell its Membership Interests to the Offeree Member for a price, payable in cash on closing, set out in the Sale Notice and on and subject to the other terms and conditions (including as to closing arrangements) therein set out (such price, terms and conditions being hereinafter collectively referred to as the “Sale Terms”). The Offeree Member shall have the right, exercisable by giving notice (an “Acceptance Notice”) to the Offering Member within 30 days after its receipt of a Sale Notice (the “Acceptance Period”) to purchase all, but not less than all, of the Membership Interests in accordance with the Sale Terms. In the event that no Acceptance Notice is received from an Offeree Member within the Acceptance Period, the offer to such Offeree Member (a “Declining Offeree”) shall be deemed to have been refused. If an Acceptance Notice is received within the Acceptance Period, the Parties shall use reasonable commercial efforts to complete the Transfer as soon as practicable and, in any event, within 30 days of receipt of the Acceptance Notice.

(c)        The delivery by an Offering Member of a Sale Notice shall be irrevocable and, upon delivery by an Offeree Member of an Acceptance Notice, the Offering Member shall be bound to sell, and the Offeree Member shall be bound to purchase, the relevant Membership Interests in accordance with the Sale Terms and the provisions of this Section 8.3.

(d)        If, following the completion of the procedure stipulated in Section 8.3(b), the Sale Notice remains unaccepted by the Offeree Member or has been deemed to be refused, the Offering Member may sell its Membership Interests to any person (a “Third Party”) at a price not less than the price set forth in the Sale Notice and on terms that are, in the aggregate, no more favourable to the Third Party than the Sale Terms (it being understood that the fact that a Third Party may have a right to conduct a due diligence investigation of the Company and the Properties and to receive customary representations and warranties and indemnities from the Offering Member shall not be considered for purposes of determining whether the terms are more favourable). If a binding agreement in respect of such Third Party sale is not entered into by the Offering Member and the Third Party within 90 days following the expiration of the Acceptance Period, the Offering Member shall be required, before any Transfer of its Membership Interests, to again offer its Membership Interests in the manner provided in Section 8.3(b) and such process shall be repeated so often as any Party desires to Transfer its Membership Interests pursuant to this Section 8.3. Whenever a sale of a Member’s Membership Interests is made to a Third Party pursuant to this Section 8.3, the effectiveness of the Transfer and the obligation of the Company to register the Third Party as a Member is conditional upon the Third Party executing and delivering an accession agreement substantially in the form attached as Schedule B.

(e)        The closing of any sale and purchase of Membership Interests between the Members pursuant to this Section 8.3 shall be held at a time and place as is mutually agreeable to the Members. In the absence of such agreement, the closing shall be held at the registered office of Barrick Gold Corporation in Toronto, Canada within 30 days after the Offeree Member has delivered an Acceptance Notice. At the closing, the Offering Member shall transfer and deliver duly completed transfers and the certificate(s), if any, for the applicable Membership Interests to the Offeree Member or its designee, free and clear of all Encumbrances except as expressly provided herein and shall execute and deliver such other instruments, documents, certificates and opinions as the Offeree Member reasonably deems necessary or appropriate to properly effect the transfer of such Membership Interests. The Company shall, upon receipt of the transfer documents and instruments, cause an appropriate entry to be made in its register of members to reflect the new ownership. All sales, stamp and similar transfer taxes and expenses related to such Transfer shall be paid by the Offeree Member.

8.4	Re-Branding

(a)        Subject to Section 8.4(b), on and from the date any Member ceases to be a Member as a result of transferring all of its Membership Interests to the other Member or a third party in accordance with this Agreement (a “Former Member”), the Company must not, and the remaining Member(s) must ensure that the Company does not, use any trade mark, logo (either on its own or in combination with other material) or business, domain or company name containing any of:

(i)	the Former Member’s name, or any part thereof, which for greater certainty in the case of the Barrick Member, shall include the word

“Barrick” and in the case of the Kinross Member, shall include the word “Kinross”; or

(ii)	a trademark owned by the Former Member; or

(iii)	any word, expression, letter, name, logo or mark that is similar to or likely to be confused with either of the foregoing, including in any form that the Company has used before or after the date hereof,

(together, the “Former Member Name”).

For greater certainty, the name of the Company and any of its subsidiaries shall be changed as soon as practicable to comply with this Section 8.4(a).

(b)        Subject to Section 8.4(c) and Section 8.4(d), the Former Member agrees that it will not take any action against the Company or the other Member in respect of any breach of Section 8.4(a) in respect of the Former Member Name during the period of up to 90 days after the date the Member becomes a Former Member, provided that the Company and the other Member have used all reasonable endeavours to avoid, or minimise the extent of, the breach and do not use the former Member Name in a manner that is inconsistent with its use before such date. This Section 8.4(b) does not permit the Company or any of its subsidiaries to continue to use any former Member Name in its registered company name, registered business name or domain name, which must be changed on or prior to the date the Former Member ceases to be a Member.

(c)        The Company must immediately discontinue, and procure that each of its subsidiaries discontinues, any use of the Former Member Name if such use would breach any Legal Requirement or if the breach gives rise to an offence under any law.

(d)        The Former Member may by not less than 5 Business Days’ notice to the Company withdraw its agreement in Section 8.4(b) if in its reasonable opinion any use referred to in Section 8.4(b) may adversely affect the Former Member’s or its Affiliates’ reputation, or capacity to effectively protect the Former Member Name.

ARTICLE 9

ACQUISITIONS WITHIN AREA OF INTEREST

9.1	General

Any interest or right to acquire any interest in real property within the Area of Interest acquired during the term of this Agreement by or on behalf of a Member or any Affiliate of a Member shall be subject to the terms and provisions of this Agreement. For certainty and notwithstanding anything contained herein to the contrary, any Mining Right abandoned or surrendered in accordance with the terms of this Agreement shall remain part of the Area of Interest.

9.2	Notice to Non-Acquiring Member

Within 30 days after the acquisition of any interest or the right to acquire any interest in real property wholly or partially within the Area of Interest by a Member or its Affiliate, the acquiring Member or the Member whose Affiliate acquired such interest (in either case, an “Acquiring Member”) shall notify the other Member of such acquisition. The Acquiring Member’s notice shall describe in detail the acquisition, the lands and minerals covered thereby, the cost thereof, and the reasons why the Acquiring Member believes that the acquisition of the interest may be in the best interests of the Company. In addition to such notice, the Acquiring Member shall make any and all information in its possession or control concerning the acquired interest available for inspection by the other Member.

9.3	Option Exercised

If, within 30 days after receiving the Acquiring Member’s notice, the other Member notifies the Acquiring Member of its election to participate in the acquired interest, the Acquiring Member or its Affiliate shall convey to the Company by special warranty deed its entire acquired interest. The acquired interest shall become a part of the Properties and Mining Rights for all purposes of this Agreement immediately upon the notice of such other Member’s election to participate therein. The other Member shall promptly contribute to the Company its proportionate share, based on its Proportionate Interest at such time, of the Acquiring Member’s actual out-of-pocket acquisition costs and the Company shall reimburse the Acquiring Member the amount of such contribution made by the other Member in respect of such acquired interest.

9.4	Option Not Exercised

If the other Member does not give such notice within the 30 days period set forth in Section 9.3, neither such Member nor the Company shall have any interest in the acquired interest and the acquired interest shall not be part of the Properties or the Mining Rights or otherwise be subject to this Agreement.

9.5	Survival

The provisions of this Article 9 shall apply during the term of this Agreement and shall continue to apply to any Party who withdraws, or is deemed to have withdrawn, or who Transfers its Membership Interests for two years following the date of such occurrence.

ARTICLE 10

CONFIDENTIALITY; PUBLIC ANNOUNCEMENTS

10.1	Confidentiality

All Confidential Information shall be treated as confidential by the Parties and shall not be disclosed to any other Person other than in circumstances where a Party has an obligation to disclose such information in accordance with applicable securities legislation, the rules or policies of any recognized stock exchange or any other applicable Legal Requirements or any Governmental Authorization, in which case, such disclosure shall only be made after consultation with the other Parties (if reasonably practicable and permitted by applicable Legal

Requirements) and, in the case of a public announcement required by applicable Legal Requirements, shall only be made in accordance with Section 10.2. Notwithstanding the foregoing, each of the Parties acknowledges and agrees that (i) each of the Barrick Member and the Kinross Member may disclose Confidential Information to (A) a person providing financing or funding to the Barrick Member or the Kinross Member, as applicable, in respect of its obligations hereunder; or (B) any prospective purchaser of the Membership Interests held by the Barrick Member or the Kinross Member, as applicable, together with such prospective purchaser’s financiers, consultants and advisors (financial and legal), so long as, in each case, prior to receiving any such information the recipient enters into a confidentiality agreement with the disclosing Member pursuant to which the recipient provides a confidentiality undertaking in favour of the Company and all Members to maintain the confidentiality of the Confidential Information in a manner consistent with this Agreement; and (ii) each of the Parties may disclose Confidential Information to their respective directors, officers and employees (and the directors, officers and employees of their respective Affiliates) and the directors, officers, partners or employees of any financial, accounting, legal and professional advisors of such Party and its Affiliates, as well as any contractors and subcontractors of such Party, provided that each of such individuals to whom Confidential Information is disclosed is advised of the confidentiality of such information and is directed to abide by the terms and conditions of this Section 10.1.

10.2	Public Announcements

(a)        During the term of this Agreement, each Party shall, if practicable in advance of making, or any of its Affiliates making, a public announcement concerning this Agreement or the matters contemplated herein to a stock exchange or as otherwise required by applicable securities legislation, applicable Legal Requirements or any Governmental Authorization, advise the other Parties of the text of the proposed public announcement and, to the extent legally permitted, provide such other Parties with a reasonable opportunity to comment on the content thereof. If any of the Parties determines that it is required to publish or disclose the text of this Agreement in accordance with any Legal Requirement, it shall provide the other Parties with an opportunity to propose appropriate redactions to the text of this Agreement, and the disclosing Party hereby agrees to accept any such suggested redactions to the extent permitted by any Legal Requirements. If a Party does not respond to a request for comments within forty-eight hours (excluding days that are not Business Days) or such shorter period of time as the requesting Party has determined is necessary in the circumstances, acting reasonably and in good faith, the Party making the disclosure shall be entitled to issue the disclosure without the input of the other Parties. The Party making the announcement shall disclose, or permit the disclosure of, only that portion of Confidential Information required to be disclosed by applicable securities legislation, applicable Legal Requirements or any Governmental Authorization. The final text of the disclosure and the timing, manner and mode of release shall be the sole responsibility of the Party issuing the disclosure.

(b)        During the term of this Agreement, the Manager shall, if practicable in advance of making, or causing the Company to make, a public announcement concerning the Company, the Properties, Operations or any matter related thereto, advise each of the Members of the text of the proposed public announcement and provide the Members with a reasonable opportunity to comment on the content thereof. The Manager will consider, reasonably and in good faith, any comments on the proposed public announcement received from the Members. If a Member does not respond to a request for comments within forty-eight hours (excluding days that are not Business Days) or such shorter period of time as the Manager has determined is necessary in the circumstances, acting reasonably and in good faith, the Manager shall be entitled to issue, or cause the Company to issue, the public announcement without the input of the applicable Members.

10.3	Duration of Confidentiality

The provisions of this Article 10 shall apply during the term of this Agreement and for a period of two years following the termination of this Agreement and shall continue to apply to any Party who withdraws, or is deemed to have withdrawn or who Transfers its Membership Interests for two years following the date of such occurrence.

ARTICLE 11

GOVERNING LAW; DISPUTES

11.1	Governing Law

(a)        This Agreement shall be construed and enforced in accordance with and governed by the laws of the State of Delaware, without regard to choice of laws or conflict of laws principles that would require or permit the application of the laws of any other jurisdiction.

(b)        Each of the Parties hereby irrevocably attorns and submits to the arbitral jurisdiction set forth in Section 11.2(a) and, with respect to any matters not determined by arbitration, to the non-exclusive jurisdiction of the courts of Ontario, Canada respecting all matters relating to this Agreement and the rights and obligations of the Parties hereunder. Each of the Parties hereby agrees that service of any arbitral or legal proceedings relating to this Agreement may be made by physical delivery thereof to its address provided in, or in accordance with, Section 13.1.

11.2	Arbitration

(a)        Other than in respect of matters to be settled pursuant to Section 3.8 and except as otherwise provided herein, in the event of any dispute, claim or difference between the Parties, including a Member acting as the Manager, arising out of or in connection with this Agreement (including any dispute with respect to the application of the Accounting Procedures in Schedule A) including any question regarding its subject matter, enforceability, interpretation, effect, existence, validity or termination (“Dispute”), such Parties (the “Involved Parties”) shall use their best endeavors to settle successfully such Dispute by consultation and negotiation with each other in order to reach a resolution satisfactory to the Involved Parties. Any Dispute which remains unresolved 30 days after any Involved Party requests in writing negotiation under this clause or within such other period as the Involved Parties may agree in writing shall be finally settled by arbitration in accordance with the International Commercial Arbitration Act (Ontario) based upon the following:

(i)	there shall be three arbitrators appointed, subject to Section 11.2(a)(ii), as follows: one arbitrator shall be nominated by the initiating Party (or Parties) and the second arbitrator shall be nominated by the respondent

Party (or Parties) to the arbitration. The two arbitrators so appointed shall nominate the third arbitrator who shall serve as president of the arbitral tribunal. If the Party-appointed arbitrators fail to nominate a third arbitrator within 15 days after they have both been nominated, the third arbitrator shall be appointed by a judge of the Ontario Superior Court of Justice;

(ii)	where the Barrick Member or the Kinross Member are one of the Involved Parties to the arbitration proceedings, each of the Barrick Member and the Kinross Member shall nominate one arbitrator (irrespective of the participation by other Parties herein as Involved Parties) and the two arbitrators shall nominate the third arbitrator in accordance with Section 11.2(a)(i);

(iii)	the arbitrators shall be impartial and independent;

(iv)	the arbitrators shall be instructed that time is of the essence in proceeding with their determination of any Dispute and, in any event, the arbitration award must be rendered within 60 days after the arbitrators have been designated;

(v)	the arbitrators may hire their own experts as required for the purposes of the arbitration with the prior written consent of the Involved Parties;

(vi)	the arbitration shall take place in Toronto, Ontario in the English language;

(vii)	the arbitrators may decide the case based upon principles of equity in order to enforce the spirit of the applicable agreement and the underlying intent of the Involved Parties; provided that mandatory rules of law must be applied, and as to such matters the conclusions of the arbitrators shall reflect the judgment of the arbitrators on the correct interpretation of all relevant terms and the correct and just enforcement of the applicable agreement in accordance with such terms;

(viii)	the arbitration award shall be given in writing and shall be final and binding on the Involved Parties, not subject to any appeal, and shall deal with the question of costs of arbitration and all matters related thereto. The arbitrators shall have jurisdiction to award costs of the arbitration (which shall include the costs of any expert hired by the arbitral tribunal) and interest at a market rate of interest (as determined by the arbitrators on such basis as they deem appropriate (including for periods both before and after the date of the arbitration award, until paid)) on any amounts determined by the arbitrators to be owing from one or more Involved Parties to the other(s) pursuant to the arbitration award;

(ix)	the Parties undertake to carry out any arbitration award without delay and shall be deemed to have waived their right to any form of recourse insofar as such waiver can be validly made. Judgment upon the award rendered may be entered in any court having jurisdiction or application may be made to such court for a judicial recognition of the award or an order of enforcement thereof, as the case may be;

(x)	the Involved Parties and the arbitral tribunal shall treat as confidential and shall not disclose to a third party without prior written consent from the Parties all matters relating to the arbitration (including the existence of the arbitration), the award, materials created for the purpose of the arbitration and documents produced by another Party in the proceedings and not in the public domain except:

(A)	for the purpose of making an application to any competent court;

(B)	pursuant to the order of a court of competent jurisdiction;

(C)	if required by any applicable Legal Requirement which is binding on the Party making the disclosure; or

(D)	if required to do so by any Governmental Authority.

ARTICLE 12

TERM, DISSOLUTION, LIQUIDATION AND TERMINATION

12.1	Term

(a)       The Company has perpetual existence; provided, that the Company shall be dissolved upon the unanimous agreement of the Members provided, however, that this Agreement shall cease to have effect with regards to any Person who ceases to hold directly or indirectly any Membership Interests pursuant to and in accordance with the terms of this Agreement save for any provisions hereof which, expressly or by implication, are to continue in full force and effect thereafter.

(b)       A termination of all or part of this Agreement shall not affect or prejudice any rights or obligations which have accrued or arisen under this Agreement prior to the time of termination, including any liability, whether accruing before or after such termination, which arises out of activities or operations conducted prior to such termination, and such rights and obligations shall survive the termination of all or any part of this Agreement.

12.2	Liquidation and Dissolution

(a)       Promptly after the dissolution of the Company, the Board shall appoint in writing one or more liquidators (who may be a Member or the Manager) who shall have full authority to wind up the affairs of the Company and to make a final distribution as provided in this Agreement. The liquidator shall continue to conduct Operations with all of the power and authority of the Board and the Manager. Without limiting the previous sentence, the liquidator shall have the power and authority to complete any transaction and satisfy any obligation, unfinished or unsatisfied, at the time of dissolution, if the transaction or obligation arises out of

Operations before the time of dissolution. The liquidator shall have the power and authority to grant or receive extensions of time or change the method of payment of an already existing liability or obligation, prosecute and defend actions on behalf of the Company, encumber Company assets, and take any other reasonable action in any matter with respect to which the Company continues to have, or appears or is alleged to have, an interest or liability.

(b)	The steps to be accomplished by the liquidator are as follows:

(i)	as promptly as possible after dissolution, the liquidator shall cause a proper accounting to be made of the Company’s assets, liabilities and Operations through the last day of the month in which the dissolution occurs;

(ii)	the liquidator shall pay all of the debts and liabilities of the Company or otherwise make adequate provision for such debts and liabilities (including, the establishment of a cash escrow fund for contingent liabilities in such amount and for such term as the liquidator may reasonably determine) to the extent required by the Act; and

(iii)	the liquidator shall then by payment of cash or property (at the election of the liquidator, and, in the case of property, valued under Paragraph 4.2(a) of Schedule E) distribute to the Members such amounts or property as are required to distribute all remaining amounts or property to the Members in accordance with Paragraph 4.2 of Schedule E.

(c)       In connection with the liquidation of the Company, those Members that agree in writing may be distributed in-kind undivided interests in the assets of the Company. For purposes of this Section 12.2, a distribution of an asset or an undivided interest in an asset in-kind to a Member shall be considered a distribution of an amount equal to the fair market value of such asset or undivided interest as determined under Section 4.2 of Schedule E. Each Member shall have the right to designate another Person to receive any property that otherwise would be distributed in kind to that Member under this Section 12.2. Any real property, including any mineral interests, distributed to the Members shall be conveyed by special warranty deed subject to all Encumbrances, contracts and commitments then in effect with respect to such property, which shall be assumed by the Members receiving such real property. The distribution of cash or property to the Members in accordance with the provisions of this Section 12.2 shall constitute a complete return to the Members of their respective equity contributions and a complete distribution to the Members of their respective interests in the Company and all Company property. Without limiting the provisions of this Agreement that survive the termination of the Company, no Member shall have any obligation to contribute to the Company or pay to any other Member any deficit balance in such Member’s Capital Account.

(d)       Termination. Upon the completion of the distribution of the Company’s assets as provided in Section 12.2(c), the Company shall be terminated and the liquidator shall file a certificate of cancellation of the certificate of formation of the Company and shall take such other actions as may be necessary to terminate the existence of the Company.

ARTICLE 13

GENERAL PROVISIONS

13.1	Notices

(a)       Any notice, communication or other document which is required or permitted to be given hereunder shall be in writing and shall be sufficiently given if delivered personally (including by courier service) or if sent by email or facsimile with confirmation receipt requested addressed as follows:

(i)	if to the Barrick Member, at:

Brookfield Place, Canada Trust Tower

Suite 3700, 161 Bay Street

P.O. Box 212

Toronto, Ontario, Canada M5J 2S1

Attention:	General Counsel
Email:	notices@barrick.com
Fax:	(416) 861-9717

(ii)	if to the Kinross Member, at:

KG Mining (Bald Mountain) Inc.

5075 S. Syracuse Street, Suite 800

Denver, CO 80237

Attention:	General Counsel, North America Kinross Gold
USA, Inc.
Email:	Legal.Notices@Kinross.com

with a copy to:

Kinross Gold Corporation

25 York Street, 17th Floor

Toronto, Ontario M5J 2V5

Attention:	Chief Legal Officer
Email:	Legal.Notices@Kinross.com

(iii)	if to the Company, at:

■

Attention:       ■

Email:             ■

with a copy to the Barrick Member and the Kinross Member.

(b)       Any such notice or other communication shall be deemed to have been given and received on the day on which it was delivered or transmitted by email or facsimile (or, if such day is not a Business Day or such notice or other communication was delivered or transmitted after 5:00 p.m. (recipient’s time), on the next following Business Day).

(c)       Any Party may at any time change its address for service from time to time by giving notice to the other Parties in accordance with this Section 13.1.

13.2	Force Majeure

(a)       Notwithstanding anything in this Agreement to the contrary, if any Party is unable wholly or in part by Force Majeure to carry out any obligation under this Agreement (including any action required to be taken by the Manager, but excluding the obligations to fund or make payments), then such Party shall forthwith give the other Parties written notice of the Force Majeure and the expected delays in meeting applicable requirements, whereupon that obligation of the Party giving the notice will be suspended so far as it is affected by that Force Majeure during but not longer than its continuance. The affected Party or Parties must use all possible diligence to remove that Force Majeure as quickly as possible.

(b)       Forthwith after the termination of an applicable Force Majeure, the affected Party shall send written notice of such termination to the other Parties, and the dates for satisfying the applicable requirement shall be deemed to have been extended by the period of time during which the Force Majeure was in effect.

13.3	Time of Essence

Time shall be of the essence of this Agreement.

13.4	Entire Agreement

This Agreement constitutes the entire agreement between the Parties and supersedes all prior agreements, understandings, negotiations and discussions, whether written or oral, with respect to the subject matter hereof. There are no conditions, covenants, agreements, representations, warranties or other provisions, express or implied, collateral, statutory or otherwise, relating to the subject matter hereof except as provided in this Agreement.

13.5	No Waiver

The failure of any Party to insist upon strict adherence to any provision of this Agreement on any occasion shall not be considered a waiver or deprive that Party of the right thereafter to insist upon strict adherence to such provision or any other provision of this Agreement. No purported waiver shall be effective as against any Party unless consented to in writing by such Party. The waiver by any Party of a breach of any provision of this Agreement shall not operate or be construed as a waiver of any subsequent or other breach.

13.6	Severability

If any provision of this Agreement is determined to be invalid, illegal or unenforceable in any respect, all other provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any Party hereto. To the extent that any provision is found to be invalid, illegal or unenforceable, the Parties shall act in good faith to substitute for such provision, to the extent possible, a new provision with content and purpose as close as possible to the provision so determined to be invalid, illegal or unenforceable.

13.7	Anti-Corruption Policies and Procedures

For so long as this Agreement remains in effect, each of the Barrick Member and the Kinross Member shall implement and maintain appropriate policies and procedures applicable to such Parties, their respective Affiliates, and their respective directors, officers, employees, agents, consultants and contractors involved in Operations, designed to ensure that Operations are conducted in compliance with the United States Foreign Corrupt Practices Act, the Canadian Corruption of Foreign Public Officials Act, and any similar act under any applicable Legal Requirements that any of such Parties and their respective Affiliates are subject to, together with international human rights norms as reflected in the UN Guiding Principles on Business and Human Rights. The Barrick Member and the Kinross Member shall permit the other to undertake reasonable due diligence and audit processes in respect of the subject matter set forth in this Section 13.7, and shall each provide the other with access to all documents, information and personnel as reasonably requested from time to time in order to verify ongoing performance and compliance with the foregoing. Operations shall be subject to the Programs and Policies.

13.8	Further Assurances

Each of the Parties to this Agreement shall from time to time and at all times do all such further acts and execute and deliver all further agreements and documents as shall be reasonably required in order fully to perform and carry out the terms of this Agreement.

13.9	Assignment, Successors, etc.

(a)       This Agreement shall ensure to the benefit of and be binding upon the Parties hereto and their respective successors and permitted assigns. Except as expressly provided herein, no Party shall assign this Agreement or any of the benefits hereof or obligations hereunder without the prior written consent of each of the other Parties.

(b)       In the event that any Party proposes to enter into any acquisition, amalgamation, arrangement, merger or combination or any transaction pursuant to which another Person or a successor to such Party becomes bound by the provisions of this Agreement by agreement or by operation of law, the Person resulting from such acquisition, amalgamation, arrangement, merger, combination or transaction shall enter into an agreement in form and substance reasonably satisfactory to the other Parties pursuant to which such Person agrees to be bound by this Agreement as though it were a Party hereto in the place of the Party entering into the acquisition, amalgamation, arrangement, merger, combination or transaction.

13.10	Limitation of Liability

Each Party waives any claim for incidental or consequential damages hereunder, including damages for lost profits or for the speculative value or development potential of the Properties.

13.11	Remedies; Specific Performance

Except as otherwise provided herein, any and all remedies herein expressly conferred upon a Party will be deemed cumulative with and not exclusive of any other remedy conferred hereby, or by law or equity upon such Party, and the exercise by a Party of any one remedy will not preclude the exercise of any other remedy. The Parties hereby agree that irreparable damage would occur in the event that any provision of this Agreement is not performed in accordance with its specific terms or is otherwise breached, and that money damages or other legal remedies would not be an adequate remedy for any such damages. Accordingly, the Parties acknowledge and hereby agree that in the event of any breach or threatened breach by any Party of any of its covenants or obligations set forth in this Agreement, the other Parties shall be entitled to injunctive relief to prevent or restrain breaches or threatened breaches of this Agreement by the other, and to specifically enforce the terms and provisions of this Agreement to prevent breaches or threatened breaches of, or to enforce compliance with, the covenants and obligations of the other under this Agreement. Each of the Parties hereby agrees not to raise any objections to the availability of the equitable remedy of specific performance to prevent or restrain breaches or threatened breaches of this Agreement by it, and to specifically enforce the terms and provisions of this Agreement to prevent breaches or threatened breaches of, or to enforce compliance with, the covenants and obligations of the other Parties under this Agreement.

13.12	Amendment and Waivers

No amendment or waiver of any provision of this Agreement shall be binding on a Party unless consented to in writing by such Party. No failure or delay to exercise, or other relaxation or indulgence granted in relation to, any power, right or remedy under this Agreement shall operate as a waiver of it or impair or prejudice it nor shall any single or partial exercise or waiver of any power, right or remedy preclude its further exercise or the exercise of any other power, right or remedy.

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IN WITNESS WHEREOF the Parties hereto have executed this Agreement as of the date of this Agreement.

BARRICK GOLD U.S. INC.

by
Name:
Title:

Name:
Title:

KG MINING (BALD MOUNTAIN) INC.

by
Name:
Title:

Name:
Title:

[BMEX LLC]

by
Name:
Title:

Name:
Title:

Signature Page – Limited Liability Company Agreement Bald Mountain

SCHEDULE A

ACCOUNTING PROCEDURES

The financial and accounting procedures to be followed by the Manager and the Company are set forth below. For purposes of this Schedule A, Article and Section references are to Articles and Sections of this Schedule A unless otherwise specified.

ARTICLE 1

GENERAL PROVISIONS

1.1	General Accounting Records

The Manager shall maintain, and shall cause the Company to maintain detailed and comprehensive financial and cost accounting books and records as provided in Section 4.5 of the Agreement and other applicable provisions of the Agreement. Subject to applicable Legal Requirements, the Manager and the Company shall maintain records and accounts in accordance with International Financial Reporting Standards, applied on a basis consistent with the past practices of the Company.

1.2	Statement and Billings

(a)       The Manager shall keep records of all charges authorized herein or in the Agreement and submit statements thereof to the Company. All charges shall be recorded in U.S. Dollars. Transactions in other currencies will be recorded in terms of U.S. Dollar equivalents and will be reported in U.S. Dollars. In converting or translating currencies, in accounting for advances in different currencies, and in any other currency transactions arising out of or relating to Operations, it is the intention of the Members that no Member shall experience an exchange loss or gain at the expense of or to the benefit of the other Member.

(b)       Reimbursement for any such charges by the Company or out of the Operations Account shall not prejudice the right of the Company or a Member to protest or question the correctness thereof for a period not to exceed two years following the calendar month during which such charges were received by the Company, subject, however, to Section 4.7 of the Agreement concerning audits in such regard (after which no claim therefor shall be made).

1.3	Bank Accounts

The Manager shall cause all cash receipts of the Company to be deposited in and all payments from the Company to be made from interest-bearing accounts opened in the name of the Company and maintained in U.S. dollars at one or more financial institutions as may be approved by the Board.

1.4	Conflict With Agreement

In the event of a conflict between the provisions of these Accounting Procedures and the provisions of the Agreement, the provisions of the Agreement shall take precedence.

ARTICLE 2

CHARGES TO THE OPERATIONS ACCOUNT

Subject to Section 4.2(b) of the Agreement and other provisions of the Agreement, the Company shall reimburse the Manager out of the Operations Accounts for all costs and expenses incurred directly by the Manager or its Affiliates in the performance of Operations on behalf of the Company. The Manager shall be provided with funds in advance or be reimbursed by the Company out of the Operations Account for all such costs or expenses. The Manager shall incur costs and expenses in a manner consistent with the Approved Program and Budget and the Agreement and, to the extent not inconsistent with the foregoing, in a manner reasonably expected to ensure Operations are conducted efficiently and in a cost-effective manner, avoiding unnecessary or duplicative costs.

Subject to the provisions hereof and of the Agreement, the Manager shall charge to the accounts of the Company (the “Operations Accounts”) the following, with the term “Manager” with respect to reimbursable expenditures being deemed to include the Manager or any Affiliate thereof:

2.1	Labor and Employee Benefits

(a)       Salaries and wages of the Manager’s employees while directly engaged in and necessary for the conduct of Operations, regardless of physical location, including salaries or wages of necessary employees who are temporarily assigned to and performing tasks assigned by the Manager or its Affiliates.

(b)       The Manager’s actual costs of holiday, vacation, sickness and disability benefits, and other customary allowances applicable to the salaries and wages chargeable under section 2.1(a) and section 2.9. Such costs may be charged on a “when and as paid basis” or by “percentage assessment” in accordance with section 2.1(d) on the amount of salaries and wages. If percentage assessment is used, the rate shall be applied to wages and salaries. Such rate shall be based on the Manager’s cost experience and it shall be periodically adjusted at least annually to ensure that the total of such charges does not exceed the actual cost thereof to the Manager.

(c)       The Manager’s actual costs of established plans (which shall be consistent with past practice) for employees’ group life insurance, health, dental care, accidental death and dismemberment, vision, welfare benefits, supplemental life, dependent life, prescription drug, travel accident, short-term disability, long-term disability, hospitalization, pension, retirement, stock purchase, thrift, bonus (except production or incentive bonus plans under a union contract based on actual rates of production, cost savings and other production factors and similar non-union bonus plans customary in the industry and necessary to attract competent employees, which bonus payment shall be considered salaries and wages under section 2.1(a) and section 2.9 rather than employees’ benefit plans) and other benefit plans of a like nature applicable to salaries and wages chargeable under section 2.1(a) and section 2.9; provided that the plans are limited to the extent feasible to those customary in the industry and consistent with past practice and other benefits such as the payment of relocation costs.

(d)       Wages and salaries and other costs described in sections 2.1(a), 2.1(b) and 2.1(c) for employees who spend part of their time on Operations and part of their time on unrelated matters may be allocated in part to the Operations Accounts on a “percentage assessment” basis that is calculated as the percentage of time such employees are necessary for the conduct of Operations on the basis of hourly time records or other reliable time allocation system versus the time such employees spend on unrelated matters. The same percentage will be used for calculating amounts under section 2.1(a), section 2.1(b) and section 2.1(c).

(e)      Cost of assessments imposed by any Governmental Authority which are applicable to salaries and wages and other plans and benefits under section 2.1 and section 2.9, including all penalties (subject to Section 4.2(b) of the Agreement).

2.2	Materials, Equipment and Supplies

The cost of materials, equipment and supplies (the “Material”) purchased from unaffiliated third parties or furnished by the Manager or by its Affiliates and transferred to the Company; provided such Materials are specified in a Program and Budget or are necessary for the conduct of Operations in accordance therewith. The Manager shall use commercially reasonable efforts to maintain inventory levels of Material at reasonable levels to avoid unnecessary accumulation of surplus Material. Material shall be cost accounted as set out in Article 3 and Article 4.

2.3	Transportation

Reasonable transportation costs and travel expenses incurred in connection with the transportation of employees and Material necessary for Operations.

2.4	Consultants, Contract Service and Utilities

(a)       The cost of external consultants that are not engaged directly by the Company. To the extent an external consultant is engaged on a matter relating to the Properties and other properties in which the Manager or its Affiliates have an interest, a reasonable portion of such costs shall be apportioned to the Operations Accounts.

(b)       The cost of contract services and utilities procured from outside sources that are not charged directly to the Operations Accounts, including without duplication the services described in section 2.6. If contract services are performed by the Manager or an Affiliate thereof, the cost charged to the Operations Accounts shall not be greater than that for which comparable services and utilities are available in the open market within the vicinity of the Operations.

2.5	Insurance Premiums

Subject to Section 4.3(g) of the Agreement, net premiums paid for insurance required to be carried for Operations including for the protection of the Manager and the Company that is not procured in the name of the Company (which shall include a reasonable allocation of costs if such insurance is provided under general policies or self-insurance maintained by the Manager or its Affiliates) and including all deductibles paid directly by the

Manager (only in respect of Operations if paid under general policies or self-insurance maintained by the Manager or its Affiliates).

2.6	Legal and Regulatory Expenses

All reasonable legal costs and expenses and all regulatory costs and expenses, including assessments, fees, fines and penalties (subject to Sections 4.2(b) and 4.3(d) of the Agreement), incurred in or resulting from Operations or necessary to protect or recover the Company’s assets.

2.7	Audit

Cost of audits initiated by the Manager pursuant to the provisions of the Agreement, or which are otherwise performed, that are chargeable to the Operations Accounts.

2.8	Taxes

All taxes (except income taxes) of every kind and nature, including value added taxes, assessed or levied upon or in connection with or the performance of service by the Manager and payment therefor, or as a direct result of providing service or receiving payments pursuant to the Agreement.

2.9	District and (Field Supervision) Expenses

A pro rata portion of (a) the salaries and expenses of the Manager’s supervisors and other employees directly serving and necessary for Operations at its principal office or sub-offices used in support of Operations whose time is not allocated directly to such Operations and (b) the costs of maintaining and operating such office and any necessary sub-office used in whole or in part in support of Operations. The expense of those facilities, less any revenue therefrom, shall include depreciation or a fair monthly rental in lieu of depreciation of the investment. The total of such charges for all properties served by the Manager’s employees and facilities shall be apportioned to the Operations Accounts on the basis of a ratio, the numerator of which is the direct labor costs of the Manager in respect of Operations and the denominator of which is the total direct labor costs incurred by the Manager for all activities served by the Manager or, in connection with employees, on the basis of actual time spent on Operations as a proportion of total time worked in a pay period.

2.10	Regulatory Costs

Fees and costs to obtain any required Licenses or Governmental Authorizations and to maintain any Licenses or Governmental Authorizations and Mining Rights and, subject to Section 4.2(b) of the Agreement, fines, penalties or awards imposed for violations of environmental or safety regulations or for causing adverse environmental impacts or damages.

2.11	Other Expenditures

Subject to Section 4.2(b) of the Agreement, any reasonable direct expenditure, other than expenditures which are covered by the foregoing provisions, incurred by the Manager or its Affiliates necessary for the conduct of Operations in accordance with Approved Programs and Budgets or as otherwise authorized in the Agreement during periods when no Approved Program and Budget is in effect.

ARTICLE 3

BASIS OF CHARGES TO OPERATIONS ACCOUNTS

3.1	Purchase

Material and equipment purchased and services procured shall be charged at the price paid by the Manager or its Affiliate after deduction of all discounts actually received. The Manager shall use commercially reasonable efforts to obtain the best price possible for such Materials

3.2	Material Furnished by Manager

Material required for Operations shall be purchased for direct charge to the Operations Accounts whenever practicable, except that the Manager may furnish such Material from the Manager’s or its Affiliates’ own stocks if the cost thereof would be lower than the cost to acquire the Material directly for Operations and provided that the following conditions are satisfied:

(a)	New Material (Condition “A”). New Material transferred from the Manager’s or its Affiliate’s own warehouse or other properties shall be priced f.o.b. the nearest reputable supply store or railway receiving point, where such Material is available, at current replacement cost of the same kind of Material.

(b)	Used Material (Conditions “B” and “C”).

(i)	Material which is in sound and serviceable condition and suitable for reuse without reconditioning shall be classed as Condition “B” and priced at the depreciated book value of the Material (without any profit) to the Manager or its Affiliate.

(ii)	Material which cannot be classified as Condition “B”, but which

(A)	after reconditioning will be further serviceable for its original function as good second-hand Material (i.e., Condition “B”); or

(B)	is serviceable for its original function but is substantially not suitable for reconditioning,

shall be classified as Condition “C” and priced at a value commensurate with its use.

(iii)	Material which cannot be classified as Condition “B” or Condition “C” shall be priced at a value commensurate with its use.

(c)	Material Furnished by the Manager When Not Readily Available. When Material or supplies are not readily available from reputable sources due to scarcity, national emergency or governmental regulations, the Manager may furnish such material from its stock or properties or that of its Affiliates at its nearest available supply and charge the Manager’s or the Affiliate’s full cost of same to the Operations Accounts including purchase price, procurement, warehousing, handling, transportation and all other costs incurred in connection therewith up to the time of delivery to the Properties.

ARTICLE 4

DISPOSAL OF EQUIPMENT AND MATERIAL

4.1	Disposition of Surplus Material

The Manager shall be under no obligation to purchase surplus, new or second-hand Material. The disposition of items with a replacement value over $10 million of surplus Material shall be subject to the approval of the Board; provided that the Manager shall dispose of normal accumulations of junk and scrap Material either by transfer or sale from the Properties. Proceeds of such sale shall be credited to the Operations Accounts.

4.2	Material Purchased by Manager or a Member

Material purchased by either the Manager or a Member or any Affiliate of the foregoing shall be credited by the Manager to the Operations Accounts at an amount equal to the reasonable fair market value thereof for the month in which the Material is removed by the purchaser.

4.3	Sales to Members or Third Parties

Sales to third parties of Material from the Operations shall be credited by the Manager to the Operations Accounts at the net amount collected by the Manager from the purchaser. Any claims by a purchaser for defective Material or otherwise shall be charged back to the Operations Accounts if and when paid by the Manager.

SCHEDULE B

ACCESSION AGREEMENT

THIS AGREEMENT made as of the ■ day of ■, ■,

A M O N G:

[TRANSFEROR],

a ■ existing under the laws of ■,

(hereinafter referred to as the “Transferor”),

- and -

[TRANSFEREE],

a ■ existing under the laws of ■,

(hereinafter referred to as the “Transferee”),

- and –

[CONTINUING MEMBER],

a ■ existing under the laws of ■,

(hereinafter referred to as the “Continuing
Member”),

- and -

[BMEX LLC],

a limited liability company existing under the laws
of Delaware,

(hereinafter referred to as the “Company”),

WHEREAS the Transferor, the Continuing Member and the Company are parties to a limited liability company agreement dated as of ■, 2015 (the “Limited Liability Company Agreement”); and

AND WHEREAS capitalized terms used and not otherwise defined herein have the meanings given to them in the Limited Liability Company Agreement;

AND WHEREAS pursuant to the Limited Liability Company Agreement, no Transfer of a Members’ Membership Interests shall be effective unless the transferee has executed an agreement in the form of this Agreement in order to become a party to the Members Agreement;

NOW THEREFORE THIS AGREEMENT WITNESSES THAT in consideration of the respective covenants and agreements of the parties hereinafter contained and other good and valuable consideration (the receipt and sufficiency of which are hereby acknowledged by each party), the parties agree as follows:

1.	Rules of Construction

In this Agreement:

(a)       the terms “Agreement”, “this Agreement”, “the Agreement”, “hereto”, “hereof”, “herein”, “hereby”, “hereunder” and similar expressions refer to this Agreement in its entirety and not to any particular provision hereof;

(b)       the division of this Agreement into articles and sections and the insertion of headings are for convenience of reference only and shall not affect the construction or interpretation of this Agreement;

(c)       words importing the singular number only shall include the plural and vice versa and words importing the masculine gender shall include the feminine and neuter genders and vice versa;

(d)       the words “include”, “includes” and “including” mean “include”, “includes” or “including”, in each case, “without limitation”; and

(e)       reference to any agreement or other instrument in writing means such agreement or other instrument in writing as amended, modified, replaced or supplemented from time to time.

2.	Accession to Limited Liability Company Agreement

(a)       The Transferee acknowledges that it has received a copy of the Limited Liability Company Agreement.

(b)       The Transferee covenants and agrees in favour of the Continuing Member and the Company, from and after the date hereof, to be bound by the Limited Liability Company Agreement in all respects as if the Transferee were an original party thereto in place of the Transferor.

(c)       For the avoidance of doubt, the parties agree that, from and after the date hereof, any reference in the Limited Liability Company Agreement to the Transferor will be replaced with the Transferee.

3.	Consent to Accession

(a)       Subject to the terms of this Agreement, with effect from and after the date hereof, the Company and the Continuing Member:

(i)	irrevocably consent to the Transferee becoming a party to the Limited Liability Company Agreement as a “Member” and to the Transfer of the Transferor’s Membership Interests and to the Transferee assuming the obligations of the Transferor in accordance with the Limited Liability Company Agreement;

(ii)	agree that the Transferee will be entitled to exercise all of the rights, privileges and benefits of the Transferor in respect of the Transferor’s Membership Interests; and

(iii)	agrees to continue to be bound by the Limited Liability Company Agreement from and after the date hereof as if the Transferee were named in the Limited Liability Company Agreement as a Member in the place of the Transferor.

4.	Release

(a)	With effect from and after the date hereof:

(i)	the Continuing Member and the Company release and discharge the Transferor to the extent specified in the Limited Liability Company Agreement; and

(ii)	for the avoidance of doubt, notwithstanding anything contained in this Agreement, (A) the Transferor remains subject to, and has the benefit of, the provisions of Section 8.4 of the Limited Liability Company Agreement as a Former Member as contemplated by that Section, (B) Section 13.2 of the Limited Liability Company Agreement continues to apply to the Transferor, and (C) the Transferor will remain fully liable for any breach of the Limited Liability Company Agreement, or any liability under the Limited Liability Company Agreement, which occurs or relates to, or arises in relation to, conduct prior to the date hereof.

5.	Limited Liability Company Agreement

Each party agrees that, except as provided in this Agreement, the provisions of the Limited Liability Company Agreement remain in full force and effect, unamended.

6.	Notices

For purposes of the Limited Liability Company Agreement, the notice information for the Transferee is as follows: [to be inserted].

7.	No Waiver

The failure of any party to insist upon strict adherence to any provision of this Agreement on any occasion shall not be considered a waiver or deprive that party of the right thereafter to insist upon strict adherence to such provision or any other provision of this

Agreement. No purported waiver shall be effective as against any party unless consented to in writing by such party. The waiver by any party of a breach of any provision of this Agreement shall not operate or be construed as a waiver of any subsequent or other breach.

8.	Severability

If any provision of this Agreement is determined to be invalid, illegal or unenforceable in any respect, all other provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any party hereto. To the extent that any provision is found to be invalid, illegal or unenforceable, the parties shall act in good faith to substitute for such provision, to the extent possible, a new provision with content and purpose as close as possible to the provision so determined to be invalid, illegal or unenforceable.

9.	Further Assurances

Each of the parties to this Agreement shall from time to time and at all times do all such further acts and execute and deliver all further agreements and documents as shall be reasonably required in order fully to perform and carry out the terms of this Agreement.

10.	Costs and Expenses

The Transferee must pay all duty, registration fees and other government charges payable in respect of this Agreement and the transaction contemplated by this Agreement and the parties shall otherwise pay their respective costs and expenses in connection with the negotiation, preparation, execution and delivery of this Agreement.

11.	Governing Law

(a)       This Agreement shall be construed and enforced in accordance with and governed by the laws of Delaware, without regard to choice of laws or conflict of laws principles that would require or permit the application of the laws of any other jurisdiction.

(b)       Each of the parties hereby irrevocably attorns and submits to the arbitral jurisdiction set forth in Section 13.2(a) of the Limited Liability Company Agreement and, with respect to any matters not determined by arbitration, to the non-exclusive jurisdiction of the courts of Delaware respecting all matters relating to this Agreement and the rights and obligations of the parties hereunder. Each of the parties hereby agrees that service of any arbitral or legal proceedings relating to this Agreement may be made by physical delivery thereof to its address provided in, or in accordance with this Agreement or Section 14.1 of the Limited Liability Company Agreement, as applicable.

[Remainder of page has been intentionally left blank.]

IN WITNESS WHEREOF the parties hereto have executed this Agreement as of the date of this Agreement.

[Signature blocks to be inserted]

SCHEDULE C

ILLUSTRATION OF DILUTION CALCULATION

This Schedule illustrates the manner in which the Proportionate Interest of each Member will be recalculated if (i) a Member elects to ultimately participate in a Pre-Feasibility Study or Feasibility Study that is Positive after initially not electing to participate in such study, (ii) a Member makes an election in accordance with Section 6.6 or (iii) a Defaulting Member fails to contribute to the Company its Proportionate Interest of the funding required in accordance with Section 5.7(b), Section 5.8(b), Section 5.10, or Section 5.11(a) of the Agreement, and the non-electing Member/Non-Defaulting Member elects either (a) to fund the shortfall or Defaulted Amount, as the case may be (rather than advance a Default Loan if applicable) in accordance with Section 6.5(a)(i) (Example 1) or (b) not to fund the shortfall/ Defaulted Amount (Example 2). The numbers below are illustrative only. Capitalized terms used in this Schedule have the meanings given to them in the Agreement.

Assumptions

The Company’s total Equity Capital prior to the delivery of the Contribution Notice:

Equity Capital
Member #1	500,000
Member #2	500,000

The Manager delivers a Contribution Notice for a total of $50,000 to be paid by the Members in accordance with their Proportionate Interest (50% or $25,000 to be paid by each Member).

The Non-Defaulting Member (Member #1) contributes its share of the funds requested by the Contribution Notice.

Equity Capital

Member #1
Initial Contribution:	500,000
plus:	25,000
525,000

The Defaulting Member (Member #2) does not contribute its $25,000 share of the funds required by the Contribution Notice and does not cure the default within the period provided in the Notice of Default or has provided an election in accordance with Section 6.6 not to fund any such amount.

Results of Funding Default

Example 1: The non-electing Member/Non-Defaulting Member elects to fund the entire shortfall/Defaulted Amount of $25,000 in accordance with Section 6.5(a)(i).

Straight-Line Dilution:

Equity Capital
Member #1
Initial contribution:	500,000
Plus share of $50,000 contribution:	25,000
525,000
plus funding of shortfall/Defaulted
Amount	25,000
Total Member #1 contributions:	550,000

Member #2:	500,000

Total (Company)	1,050,000

After the Dilution Date, the non-electing Member/Non-Defaulting Member (Member #1) will have contributed a total of $550,000 of the Equity Capital of the Company, thus increasing its Proportionate Interest to 52.4%. The electing Member/Defaulting Member will have contributed $500,000 of the Equity Capital of the Company, thus diluting its Proportionate Interest to 47.6%.

Accelerated Dilution:

Equity Capital
Member #1
Initial contribution:	500,000
Plus share of $50,000 contribution:	25,000
525,000

plus deemed funding of	50,000
shortfall/Defaulted Amount
Total Member #1 contributions:	575,000

Member #2:	500,000

Total (Company)	1,075,000

After the Dilution Date, the Non-Defaulting Member (Member #1) will be deemed to have contributed a total of $575,000 of the Equity Capital of the Company, thus increasing its Proportionate Interest to 53.5%. The Defaulting Member will have contributed $500,000 of the Equity Capital of the Company, thus diluting its Proportionate Interest to 46.5%.

Example 2: The non-electing Member/Non-Defaulting Member elects not to fund the shortfall/Defaulted Amount.

Equity Capital
Member #1
Initial contribution:	500,000
plus share of $50,000 contribution:	25,000
525,000

Total Member #1 contributions:	525,000

Member #2:	500,000

Total (Company)	1,025,000

After the Dilution Date, the non-electing Member/Non-Defaulting Member will have contributed a total of $525,000 of the Equity Capital of the Company, thus increasing its Proportionate Interest to 51.2%. The electing Member/Defaulting Member will have contributed $500,000 of the Equity Capital of the Company, thus diluting its Proportionate Interest to 48.8%.

SCHEDULE D

FORM OF NET SMELTER ROYALTY DEED

When Recorded Return To:

Mail Tax Statement To:

N/A

Space Above for Recorder’s Use

Pursuant to NRS 239B.030, the undersigned hereby affirms that this document does not contain the Personal Information, as defined by NRS 603A.040, of any person.

NET SMELTER RETURNS ROYALTY DEED

This Net Smelter Returns Royalty Deed (this “Deed”) is from BMEX LLC, a Delaware limited liability company [or its successor] (“Grantor”), whose address is ______________ ___________________________ to ______________________, a ______________________ (“Grantee”), whose address is _______________ _______________. Grantor and Grantee are sometimes referred to individually as a “Party” and collectively as the “Parties.”

Recitals

A.         Grantor owns fee lands and patented mining claims (the “Owned Real Property”) and unpatented mining claims (the “Owned Mining Claims”). Grantor leases fee lands and patented mining claims (the “Leased Real Property”) and unpatented mining claims (the “Leased Mining Claims”) pursuant to certain leases (the “Leases”). The Owned Real Property and the Owned Mining Claims are described in Parts I and II of Exhibit A to this Deed and the Leased Real Property, the Leased Mining Claims and the associated Leases are described in Parts III and IV of Exhibit A to this Deed. The Owned Real Property, the Owned Mining Claims, the Leased Real Property and the Leased Mining Claims are collectively referred to in this Deed as the “Properties”.

B.         Pursuant to that certain Limited Liability Company Agreement dated November 10, 2015 among Grantor, Grantee and _________________ (the “LLC Agreement”), Grantee has relinquished its interest in the LLC Agreement and the Properties in exchange for the Net Smelter Returns Royalty conveyed by this Deed. Grantor executes and delivers this Deed to Grantee pursuant to the terms of the LLC Agreement.

Conveyance

1.          Grant of Royalty. For good and valuable consideration, the receipt and sufficiency of which are acknowledged by the Parties, Grantor grants, sells, assigns and conveys to Grantee a Net Smelter Returns Royalty (the “Royalty”) equal to 2.0% of Net Smelter Returns, as hereinafter defined and computed, with respect to all Products (as defined below) produced from the Properties.

2.          Representations and Warranties.

Grantor represents and warrants that it has all authority necessary under the LLC Agreement for it to execute and deliver this Deed.

Grantor represents and warrants that the Properties are free and clear of all liens and encumbrances, except for liens or encumbrances authorized or agreed to by Grantee or that were created pursuant to the LLC Agreement or were existing at the time the Properties were acquired pursuant to the LLC Agreement.

Grantee acknowledges and agrees that this Deed is accepted by Grantee pursuant to the terms of the LLC Agreement and that Grantee has no further rights as a Member of Grantor or under the LLC Agreement or in and to the Properties.

3.          Definition of Net Smelter Returns.

(a)        “Net Smelter Returns” means (i) the revenues actually received or deemed to have been received by Grantor or an Affiliate (as defined below) each calendar month in arm’s length transactions (“Revenues”) with independent smelters, refiners or other purchasers of ore or minerals, metals, concentrates, doré, bullion or other products extracted and derived from ore mined from the Properties (collectively, “Products”), (ii) after deducting from Revenues all charges and penalties actually incurred by or charged to Grantor for the delivery of the Products to the smelter, refiner or other purchaser and for smelting and refining and sampling, assaying, umpire and similar charges imposed by the smelter, refiner or other purchaser for such Products (“Allowable Deductions”).

(b)        If Products are delivered in kind or sold to an entity which, under the broadest definition, directly or indirectly controls, is controlled by, or is under common control with Grantor (an “Affiliate”), and are sold by such Affiliate with or without further processing, calculation of Net Smelter Returns will include Revenues actually received by such Affiliate each calendar month in arm’s length transactions for sale of Products, less Allowable Deductions actually incurred by the Affiliate for such Products, and the Products will be deemed to have been sold by Grantor, Revenues will be deemed to have been received by Grantor and the Allowable Deductions will be deemed to have been made by Grantor for purposes of calculating Net Smelter Returns.

(c)        If Products are delivered in kind or sold to an Affiliate and are not further processed or sold by the Affiliate, calculation of Net Smelter Returns will include Revenues that would have been received in the calendar month by Grantor if Grantor had sold the Products in an arm’s length transaction to an independent third party smelter, refiner or other purchaser, less the Allowable Deductions that would have been incurred by Grantor if Grantor had sold the Products in an arm’s length transaction to an independent third party smelter, refiner or other purchaser, the Products will be deemed to have been sold by Grantor, the Revenues will be deemed to have been received by Grantor and the Allowable Deductions will be deemed to have been made by Grantor for purposes of calculating Net Smelter Returns.

(d)        If Grantor or an Affiliate produces as a final Product, or has produced as a final Product through a tolling/refining contract or any other transaction that results in Grantor or the Affiliate retaining title to fine gold and/or silver bullion or doré bullion or other good delivery metals such as good delivery copper or other metals produced from the Properties, and such bullion or other metals are not sold within 30 days of Grantor’s or the Affiliate’s receipt of title to such bullion or other metals, Net Smelter Returns for a calendar month will include the amount of fine gold and/or silver bullion produced, the amount of payable gold and/or silver contained in doré bullion produced or the amount of good delivery metals produced from the Properties during the calendar month, multiplied by (i) for gold, the average P.M. Gold Fixing as reported by the London Bullion Market Association for the calendar month of production, (ii) for silver, the average daily Silver Fixing as reported by the London Bullion Market Association for the calendar month of production, or (iii) for other metals, the daily settlement price as reported on the London Metals Exchange for the calendar month of production, less Allowable Deductions.

(a)          For purposes of this Subsection (d), the average prices for the calendar month will be determined by dividing the sum of all daily prices posted during the calendar month by the number of days that prices were posted. The posted prices shall be obtained from The Wall Street Journal, Reuters, Platt’s Metals Week or another reliable source. If either the P.M. Gold Fixing or the daily Silver Fixing or the daily settlement prices cease to be published by the respective institutions, the Parties will agree upon a similar alternative method for determining the average market price for gold and/or silver or other metals, as the case may be, which shall be used in calculating Net Smelter Returns.

(b)          The Parties acknowledge that the purpose of this Subsection (d) is to assure that Net Smelter Returns are determined in a timely manner for fine gold and/or silver bullion produced or doré bullion or other good delivery metals produced during a calendar month regardless of whether an actual sale of gold and/or silver or other metals is made by Grantor or an Affiliate to an independent third party.

(c)          The Parties further acknowledge that Grantor and its Affiliates may engage in marketing and sale of Products to third parties in hedging or price protection transactions, including the forward sale or purchase of gold and silver or other metals in the commodity markets, spot-deferred contracts, option contracts, speculative purchases and sales of forward, futures and option contracts (collectively, “Trading Activities”), provided that, by engaging in Trading Activities, Grantor or its Affiliate do not sell or dispose of Products in any way that limits Grantor from obtaining the highest price and best terms on Products being sold or otherwise disposed of. In addition, such Trading Activities, and the profits and losses generated thereby, shall not in any manner be taken into account in the calculation of the Royalty and shall in no way affect the payments due to Grantee, whether in connection with the determination of price, the date of sale, or the date any royalty payment is due.. All Trading Activities and the profits and losses associated with such activities shall be to the sole account of Grantor.

(e)        In no case will Grantor or an Affiliate deduct the costs of exploration, development, mining, milling, leaching, concentrating, refining or any other processing costs incurred by Grantor or an Affiliate, either at the mine site where the ore is produced or in an off-site mill, refinery or other processing facility, in the calculation of Net Smelter Returns.

4.          Calculation and Payment of the Royalty.

(a)        The Royalty will be calculated for each calendar month in which Products are sold or deemed sold by Grantor by multiplying the total Net Smelter Returns for the calendar month by 2.0%.

(b)        Within 30 days following the end of each calendar month (the “Payment Date”), Grantor shall deliver to Grantee payment in the amount of the Royalty by certified check or by wire transfer to a bank or other financial institution designated by Grantee along with a detailed statement identifying the purchaser of Products and showing Revenues, Allowable Deductions, and calculation of the Net Smelter Returns for the calendar month, together with a copy of the accounting made in connection with all sales of Products, which shall include all settlement, outturn or other statements issued by the purchaser of Products.

(c)        If the sale of Products results in a provisional payment of Revenues by an independent smelter, refiner or other purchaser of Products, the Royalty will be paid on the Payment Date based on the provisional payment. If final settlement for the sale of Products with the independent smelter, refiner or other purchaser of Products results in an additional payment of Revenues, the Royalty will be paid with respect to any additional Revenues received in the settlement within 30 days following the end of the calendar month in which additional Revenues are received. If the final settlement results in a reduction in the amount of the provisional payment received by Grantor, Grantee will not be required to return any Royalty received by it but such reduction will be reflected in the next subsequent Royalty payment to Grantee.

5.          Audits and Disputes.

(a)        Grantor shall keep true and accurate books and records for the purposes of calculating and verifying Net Smelter Returns. Such books and records shall be kept on the cash basis in accordance with generally accepted accounting principles and practices consistently applied. Grantee shall have the right to audit the books and records that relate to the calculation of the Net Smelter Returns interest within 24 months after each receipt of a Royalty payment. In conducting such audit, Grantee shall have the right to copy all records and data pertaining to the computation of Net Smelter Returns, including without limitation records and data that are maintained electronically.

(b)        Grantee shall be deemed to have waived any right it may have had to object to a payment made for any calendar month, unless it provides notice in writing of such objection within 90 days after any audit or the expiration of the time period during which an audit can be undertaken. If Grantee makes an objection and the Parties are unable to resolve the dispute within 90 days after Grantor’s receipt of such objection, the dispute shall be resolved by arbitration in Reno, Nevada, pursuant to the commercial arbitration rules of the American Arbitration Association and the Nevada Uniform Arbitration Act of 2000, as amended, using a panel of three arbitrators, with each Party selecting one arbitrator and such arbitrators selecting a third arbitrator, who shall have no business or financial relationship with either Party. The resolution pursuant to such arbitration shall be binding on the Parties and judgment may be entered thereon by any court of competent jurisdiction. Alternatively, if the Parties mutually agree, the dispute may be submitted to a mutually acceptable certified public accountant, or firm of certified public accountants, for binding resolution thereof. Unless the Parties agree to share the costs of arbitration, the arbitrator shall designate one of the Parties as the substantially prevailing Party and the other Party shall pay the costs and expenses incurred by the substantially prevailing Party in any such proceeding.

6.          Inspections. In addition to Grantee’s right to audit the books and records of Grantor with respect to determination of Net Smelter Returns, Grantee shall have the right at any reasonable time to enter upon all surface and subsurface portions of the Properties for the purpose of inspecting the Properties and all facilities and improvements on the Properties and to inspect and audit the activities and operations of Grantor on the Properties or other property owned or controlled by Grantor or an affiliate to the extent necessary to confirm the proper calculation of Net Smelter Returns. Grantee will also be entitled to inspect the books and records of Grantor to determine the nature, quantity and timing of the future production of Products from the Properties and the anticipated costs of producing same. Any inspection shall (i) be conducted during normal business hours and in a manner which does not unreasonably interfere with the operations of Grantor; (ii) be subject to all applicable safety rules and procedures adopted by Grantor, and (iii) be subject to the confidentiality provisions of this Deed.

7.          Commingling. Grantor shall have the right to commingle ores, minerals, metals and concentrates produced from the Properties with ores, minerals, metals and concentrates produced from other lands and properties; provided, however, that prior to commingling, Grantor shall calculate from representative samples the metal content, the average grade of the metal content, amenability of recovery, moisture content, and other measures as are appropriate, and shall weigh (or calculate weight by volume) the material before commingling, in each case using procedures widely accepted in the mining and metallurgical industry and which Grantor certifies are suitable for the type of mining and processing activity being conducted. In addition, comparable procedures may be used by Grantor to apportion among the commingled materials all penalty and other charges and deductions, if any, imposed by the smelter, refiner, or purchaser of Products that include commingled material. Grantor shall use the same procedures for each separate ore or other source of material before commingling and shall retain representative samples and the written records of assays, amenability, moisture content, weights (or volumes as the case may be) and the content and nature of penalty substances and any other measures made for not less than 60 months after each calendar month in which ore, concentrates, minerals, and other material are produced from the Properties. At least 90 days before any materials produced from the Properties are commingled, Grantor will provide to Grantee a copy of Grantor’s commingling methodology for Grantee’s comment and approval, such approval not to be unreasonably withheld. If Grantor subsequently intends to modify the commingling methodology it shall submit such modifications to Grantee for Grantee’s comment and approval, such approval not to be unreasonably withheld.

8.          Confidentiality.

(a)        Neither Party shall, without the express written consent of the other Party, which consent may be withheld for any purpose, disclose any non-public information generated or received under this Deed relating to the calculation of Net Smelter Returns or Grantor’s operations on the Properties or other property (“Confidential Information”), other than to employees, agents or consultants of the receiving Party in respect of the administration or enforcement of its rights hereunder and who agree to be bound by the confidentiality provisions of this Deed (the breach of which shall be deemed to be a breach by the Party).

(b)        Either Party may disclose Confidential Information received from the other Party (i) to a prospective lender to whom the Party may, in good faith, grant a security interest in its interest in the Properties, or (ii) to a prospective purchaser of all or part of a Party’s interest in the Properties, but only, in each case, if the prospective recipient of Confidential Information has executed a confidentiality agreement that includes confidentiality provisions substantially similar to this Section.

(c)        Confidential Information may also be disclosed if such disclosure is required for compliance with applicable laws, rules, regulations or orders of any governmental agency or stock exchange having jurisdiction over a Party, provided however, that the notice shall have been given to the non-disclosing Party of such disclosure as far in advance of such disclosure as is reasonably practicable and the disclosing Party ensures that only such information as is necessary to comply with the obligations is disclosed.

9.          Assignment.

(a)        Grantor shall be free to transfer all or any portion of its interest in the Properties so long as such transfer is expressly made subject to the Royalty. If Grantor transfers all or any portion of its interest in the Properties, Grantor shall obtain from the transferee a written acknowledgement and assumption of the obligations of Grantor under to this Deed with respect to the interest so transferred, and promptly provide evidence of such acknowledgement and assumption to Grantee. Upon obtaining and delivering such acknowledgment and assumption to Grantee, Grantor shall thereupon be relieved of all liability for payment of the Royalty with respect to the Properties transferred for any Royalty that may thereafter arise with respect to such transferred interest, except with respect to any Royalty payments made prior to the date of transfer, which will continue to be governed by this Deed.

(b)        In the event Grantor desires to mortgage, pledge, encumber or otherwise create a security interest in all or any portion of the Properties, Grantor shall cause each agreement, indenture, bond, deed of trust, filing, application or other instrument that creates or purports to create a lien, mortgage, security interest or other charge secured by any interest in any of the Properties or Products to include an express agreement and acknowledgement by the parties to such instrument, in form and substance reasonably satisfactory to Grantee, that the Royalty is (i) senior in right of payment and collection from Revenues to any and all obligations created thereby in respect of any of the Properties or Products, and (ii) that the Royalty is an independent interest in the Properties and is not subject to foreclosure pursuant to such mortgage, encumbrance or other form of security interest.

(c)        Grantee may freely transfer, mortgage, pledge, encumber or otherwise create a security interest in all or any portion of the Royalty, provided that Grantor will have no obligation to make payments of Royalty to a transferee until receipt of written notice of the transfer and a copy of the transferring document.

10.         General.

(a)        Any notices, demands or other communications required or permitted to be given hereunder shall be given in writing and shall be delivered (i) in person or (ii) by a commercial overnight courier. Notices shall be effective when actually received during normal business hours of the recipient or, if delivered after normal business hours of the recipient, on the next business day. In the event receipt is refused, such notice shall be deemed effective as of the date the same was sent. Notices will be deemed properly addressed if addressed as follows:

If to Grantor:

If to Grantee:

Notice of a change of address for any Party shall be effective when given in accordance with this Section.

(b)        The Parties acknowledge and agree that (i) the Royalty is and is intended to be a real property right and a real property interest in the Properties that is owned by Grantee independently from Grantor’s interest and that the covenants contained in the Royalty run with the land and such interest and the covenants shall be binding on Grantor and its successors and assigns in and to the Properties, and (ii) the Royalty will attach to any amendments, relocations, modifications, renewals, conversions or other changes in tenure to the Properties or the Leases or any after acquired title to any of the lands included in the Properties or the Leases. The Parties shall record a copy of this Deed in the official real property records of the county or counties in which the Properties are located. If any amendments, relocations, modifications, renewals, conversions or other changes in tenure to the Properties or the Leases occurs, Grantor will record evidence of the continued effect of the Royalty with respect to such changes in tenure.

(c)        The section headings contained in this Deed are inserted for convenience only and shall not affect in any way the meaning or interpretation of this Deed.

(d)        No amendment of any provision of this Deed shall be valid with respect to either Party unless the same shall be in writing and signed by such Party. No waiver by either Party of any default or covenant hereunder, whether intentional or not, shall be deemed to extend to any prior or subsequent default or covenant or affect in any way any rights arising by virtue of any prior or subsequent occurrence.

(e)        If any term or provision of this Deed is invalid or unenforceable in any situation in any jurisdiction it shall not affect the validity or enforceability of the remaining terms and provisions.

(f)        This Deed shall be governed by and construed in accordance with the laws of the State of Nevada without giving effect to any choice or conflicts of law provision or rule (whether of the State of Nevada or any other jurisdiction) that would cause the application of the laws of any jurisdiction other than the State of Nevada.

(g)        The Parties have participated jointly in the negotiation and drafting of this Deed. In the event an ambiguity or question of intent or interpretation arises, this Deed shall be construed as if drafted jointly by the parties and no presumption or burden of proof shall arise favoring or disfavoring either Party by virtue of the authorship of any of the provisions of this Deed.

(h)        If the final day of any period or any date of performance under this Deed falls on a Saturday, Sunday or legal holiday in Nevada, then the final day of the period or the date of performance shall be extended to the next day that is not a Saturday, Sunday or legal holiday in Nevada. For purposes of computing the time for performance of any obligation hereunder, however, Saturday, Sundays and legal holidays shall be included.

(i)         Except as otherwise specified herein, in the event of a dispute arising under this Deed, the prevailing Party shall be entitled to payment of its reasonable attorneys’ fees and costs in arbitrating or litigating the dispute.

Executed by Grantor and Grantee to be effective as of _________, 2___.

Grantor

By:
Its:

Grantee

By:
Its:

STATE OF ____________	)
: ss.
COUNTY OF ___________	)

On this __ day of _________, _____, before me _______________________, personally appeared ________________, known or identified to me to be the _______________ of ____________, the limited liability company that executed the instrument or the person who executed the instrument on behalf the company as Grantor and acknowledged to me that said company executed the same.

NOTARY PUBLIC
Residing at:

My Commission Expires:

STATE OF ____________	)
: ss.
COUNTY OF ___________	)

On this __ day of _________, _____, before me _______________________, personally appeared ________________, known or identified to me to be the _______________ of ____________, the ____________ that executed the instrument or the person who executed the instrument on behalf the ___________ as Grantee and acknowledged to me that said ___________ executed the same.

NOTARY PUBLIC
Residing at:

My Commission Expires:

_____________________

EXHIBIT A

To

Net Smelter Returns Royalty Deed

Part I – Owned Real Property

Part II – Owned Mining Claims

Part III – Leased Real Property and Associated Leases

Part IV – Leased Mining Claims and Associated Leases

SCHEDULE E

TAX MATTERS

ARTICLE 1

EFFECT OF THIS SCHEDULE

This Schedule shall govern the relationship of the Members and the Company with respect to tax matters and the other matters addressed herein. Except as otherwise indicated, capitalized terms used in this Schedule shall have the meanings given to them in the Agreement. In the event of a conflict between this Schedule and the other provisions of the Agreement, the terms of this Schedule shall control.

ARTICLE 2

TAX MATTERS PARTNER

2.1	Designation of Tax Matters Partner.

The Member with the greatest Proportionate Interest on the first day of any taxable year, shall be designated the tax matters partner (the “TMP”) as defined in Section 6231(a)(7) of the Code for such taxable year and shall be responsible for, make elections for, and prepare and file, or cause to be prepared and filed, any federal and state tax returns or other required tax forms; provided, however, when the two Members have equal Proportionate Interests on the first day of any taxable year, Kinross Member shall be the TMP for such taxable year. The TMP and the other Member shall use reasonable best efforts to comply with the responsibilities outlined in this Article 2 and in Sections 6221 through 6233 of the Code (including any Treasury Regulations promulgated thereunder) and in doing so shall incur no liability to any other party.

2.2	Notice.

Each Member shall furnish the TMP with such information (including information specified in Section 6230(e) of the Code) as the TMP may reasonably request to permit the TMP to file tax returns on behalf of the Company and to provide the Internal Revenue Service with sufficient information to allow proper notice to the Members in accordance with Section 6223 of the Code. The TMP shall keep each Member informed of all administrative and judicial proceedings for the adjustment at the partnership level of partnership items in accordance with Section 6223(g) of the Code.

2.3	Inconsistent Treatment of Tax Item.

If an administrative proceeding contemplated under Section 6223 of the Code has begun, and the TMP so requests, each Member shall notify the TMP of its treatment of any partnership item on its federal income tax return that is inconsistent with the treatment of that item on the partnership return.

2.4	Extensions of Limitation Periods.

The TMP shall not enter into any extension of the period of limitations as provided under Section 6229 of the Code without first giving reasonable advance notice to the other Member and obtaining the other Member’s consent, which shall not be unreasonably conditioned, delayed, or withheld.

2.5	Requests for Administrative Adjustments.

Neither Member shall file, pursuant to Section 6227 of the Code, a request for an administrative adjustment of partnership items for any taxable year of the Company without first notifying the other Member. The TMP shall file the request for administrative adjustment on behalf of the Company upon obtaining the other Member’s consent, which shall not be unreasonably conditioned, delayed, or withheld.

2.6	Judicial Proceedings.

Either Member intending to file a petition under Section 6226, 6228 or other sections of the Code with respect to any partnership item, or other tax matters involving the Company, shall notify the other Member of such intention and the nature of the contemplated proceeding. If the TMP is the Member intending to file such petition, such notice shall be given within a reasonable time to allow the other Member to participate in the choosing of the forum in which such petition will be filed. If both Members do not agree on the appropriate forum, then the appropriate forum shall be decided in accordance with the deadlock provisions of the Agreement. If either Member intends to seek review of any court decision rendered as a result of a proceeding instituted under the preceding part of this Paragraph, such Member shall notify the other Member of such intended action.

2.7	Settlements.

Either Member who enters into a settlement agreement for its own account with respect to any partnership items, as defined by Section 6231(a)(3) of the Code, shall notify the other Member of such settlement agreement and its terms within ninety (90) days from the date of settlement.

2.8	Fees and Expenses.

Any reasonable item of expense, including but not limited to fees and expenses for legal counsel, certified public accountants, and others which the TMP incurs in connection with any activities of the TMP including any tax return preparation, audit, assessment, litigation, or other proceeding regarding any partnership item, shall constitute proper charges to the Operations Accounts and shall be borne by the Company and funded by capital contributions by the Members as any other item which constitutes a direct charge to the Operations Accounts pursuant to the Agreement.

2.9	Survival.

The provisions of the foregoing paragraphs, including but not limited to the obligation to fund fees and expenses contained in Paragraph 2.8, shall survive the termination of the Company or the termination of either Member’s interest in the Company and shall remain binding on the Members for a period of time necessary to resolve with the Internal Revenue Service or the Department of the Justice any and all matters regarding the federal income taxation of the Company for the applicable taxable year(s).

ARTICLE 3

TAX RETURNS, TAX ELECTIONS AND ALLOCATIONS

3.1	Tax Characterization and Tax Returns.

It is understood and agreed that the Members intend to create a partnership for United States federal and state income tax purposes, and, unless otherwise agreed to hereafter by both Members, no Member shall take any action to change the status of the Company as a partnership under Treas. Reg. § 301.7701-3 or similar provision of state law. It is understood and agreed that the Members intend to create a partnership for federal and state income tax purposes only. The TMP shall cause to be filed with the appropriate office of the Internal Revenue Service a partnership income tax return for the Company. The Members recognize that the Agreement may be subject to state income tax statutes. The TMP shall cause to be filed with the appropriate offices of the state agencies any required partnership state income tax returns. Each Member agrees to furnish to the TMP any information it may have relating to itself and its Affiliates, the Company or the Operations as shall be required for proper preparation of such returns. The TMP shall use its best efforts to furnish to the other Member for its review and comment, which comments the TMP will consider in good faith, a copy of each proposed income tax return (and access to supporting data and records) at least fifteen (15) business days prior to the date the return is filed to the extent reasonably feasible. Without limiting the generality of the foregoing sentence, the TMP shall use its best efforts to provide to the other Member the proposed final IRS Form 1065 (including all schedules and access to supporting data and records) for any taxable year on or before the June 1 immediately following the end of such taxable year. The TMP shall promptly (and, in any event, within 30 days) provide to the other Member all information in its possession or control (which may be reasonable estimates) reasonably requested by such other Member for purposes of calculating estimated tax payments and preparing tax return extensions.

3.2	Tax Elections.

(a)        Required Company Elections. The Company shall make the following elections for purposes of all partnership income tax returns:

(i)	To use the accrual method of accounting;

(ii)	To use as its taxable year the year required by the provisions at Section 706(b)(1) of the Code and the Treasury Regulations thereunder which the Members agree shall initially be the calendar year. In this connection, the Members represent that their taxable year is the calendar year;

(iii)	To deduct currently all development expenses to the extent permissible under section 616(a) of the Code or, at the election of the TMP following Board approval, to defer such expenses under Section 616(b) of the Code;

(iv)	Unless the Members unanimously agree otherwise, to compute the allowance for depreciation in respect of all depreciable assets using the maximum accelerated tax depreciation method and the shortest life permissible or, at the election of the TMP, using the units of production method of depreciation;

(v)	To treat advance royalties as deductions from gross income for the year paid or accrued to the extent permitted by law;

(vi)	In the event a Member reasonably requests, to adjust the basis of property of the Company under Section 754 of the Code;

(vii)	To amortize over the shortest permissible period all organizational expenditures and business start-up expenses allowable under Sections 195 and 709 of the Code; and

(viii)	To elect the application of Code Section 6221(b) to elect out of partnership-level determination of tax items under subchapter C of Chapter 63 of the Internal Revenue Code.

(b)        Other Company Elections. Any other election required or permitted to be made by the Company under the Code or any state tax law shall be made as determined by the TMP with the other Member’s consent, which shall not be unreasonably conditioned, delayed, or withheld. The TMP shall reasonably consider the request of the other Member that the Company make any permitted election.

(c)        Member Elections. Each Member may make the following independent tax elections:

(i)	As permitted under Code Section 617(a), each Member is permitted to make a separate election to currently deduct (instead of to capitalize) its allocable share of Company exploration costs. Therefore, each Member reserves the right to make its own election under Code Section 617(a). However, each Member shall provide the TMP with written evidence of the election as soon as reasonably possible after such election has been made. Each Member shall provide the TMP with all information necessary for the TMP to adequately calculate Company income and loss and to reflect the corresponding adjustments in the Members’ Capital Accounts.

(ii)	Under Code Section 617(b), each Member who elects to currently deduct exploration costs under Code Section 617(a) must also make a separate election to recapture such exploration cost deductions by one of two methods. Each Member shall make its own separate election with respect to such recapture method, but shall advise the TMP of such election and provide the TMP with all information necessary for the TMP to adequately calculate

Company income and loss and to reflect the corresponding adjustments in the Members’ Capital Accounts.

(iii)	Each Member reserves the right to make a separate election to capitalize and amortize its share of otherwise deductible tax partnership development and/or exploration expenses for purposes of Section 59(e) of the Code, provided that a Member’s election to capitalize all or any portion of such expenses shall not affect the Member’s Capital Account. Each Member shall provide the TMP with any information concerning such election and amortization computations as may be reasonably necessary for the TMP to adequately perform its duties under this Schedule.

3.3	Capital Account Allocations to Members.

(a)        Allocations for book and Capital Account purposes shall be in accordance with this Paragraph 3.3 (as modified by Paragraphs 3.4 and 3.5). Allocations of all items of taxable income, deduction, gain and loss shall be made in accordance with Paragraph 3.6 which are consistent with book and Capital Account allocations except as otherwise modified in Paragraph 3.6.

(b)        Except as otherwise provided in this Paragraph 3.3, all items of income, gain, loss, deduction, and credits shall be allocated to the Members in accordance with their Proportionate Interests.

(c)        Except as provided in Subparagraph 3.3(d), below, gain or loss on the sale of a depreciable or depletable asset shall be allocated so that, to the extent possible, the net amount reflected in the Members’ Capital Account with respect to such property (taking into account the cost of such property, depreciation, amortization, depletion or other cost recovery deductions and gain or loss) most closely reflects the Members’ Proportionate Interests.

(d)        Gains and losses on the sale of all or substantially all the assets of the Company shall be allocated so that, to the extent possible, the Members’ resulting Capital Account balances are in the same ratio as their relative Proportionate Interests (“Balance Capital Accounts”) after taking into account such sale. In making the allocations under this Subparagraph 3.3(d), to the extent necessary to Balance Capital Accounts, gain and loss shall be calculated on an asset-by-asset basis, and any property contributed by a Member shall be treated as a separate asset from the property contributed by or created with funds contributed by the other Member. If the Company does not have sufficient items of gain and loss to Balance Capital Accounts, the liquidator may take other actions, as it determines are reasonably appropriate, to Balance Capital Accounts, including reallocating items among the Members.

(e)        The Members acknowledge that expenses and deductions allocable under the preceding provisions of this Paragraph 3.3 may be required to be capitalized into production under Section 263A of the Code. With respect to such capitalized expenses or deductions, the allocation of gross income on the sale of production shall be adjusted, in any reasonable manner consistently applied by the TMP, so that the same net amount (subject possibly to timing differences) is reflected in the Capital Accounts as if such expenses or deductions were instead deductible and allocated pursuant to the preceding provisions of this Paragraph 3.3.

(f)         Any recapture of exploration expenses under Section 617(b)(1)(A) of the Code, and any disallowance of depletion under Section 617(b)(1)(B) of the Code, shall be borne by the Members in the same manner as the related exploration expenses were allocated to, or claimed by, them.

(g)        If the Members’ Proportionate Interests change during any taxable year of the Company, the distributive share of items of income, gain, loss and deduction of each Member shall be determined in any manner (i) permitted by Section 706 of the Code, and (ii) agreed by both Members. If the Members cannot agree on a method, the method shall be determined by the TMP in consultation with the Company’s tax advisers, with preference given to the interim closing-of-the-books method except where application of that method would result in undue administrative expense in relationship to the amount of the items to be allocated.

(h)        “Nonrecourse deductions,” as defined by Treas. Reg. § 1.704-2(b)(1) shall be allocated between the Members in proportion to their Proportionate Interests.

3.4	Regulatory Allocations.

(a)        Notwithstanding the provisions of Paragraph 3.3 to the contrary, the following special allocations shall be given effect for purposes of maintaining the Members’ Capital Accounts.

(b)        If either Member unexpectedly receives any adjustments, allocations, or distributions described in Treas. Reg. § 1.704-1(b)(2)(ii)(d)(4), § 1.704-1(b)(2)(ii)(d)(5) or § 1.704-1(b)(2)(ii)(d)(6), which result in a deficit Capital Account balance, items of income and gain shall be specially allocated to each such Member in an amount and manner sufficient to eliminate, to the extent required by the Treasury Regulations “qualified income offset” requirement, the Capital Account deficit of such Member as quickly as possible. For the purposes of this Subparagraph 3.4(a), each Member’s Capital Account balance shall be increased by the sum of (i) the amount such Member is obligated to restore pursuant to any provision of the Agreement, and (ii) the amount such Member is deemed to be obligated to restore pursuant to the penultimate sentences of Treas. Reg. §§ 1.704-2(g)(1) and 1.704-2(i)(5).

(c)        If there is a net decrease in partnership minimum gain for a taxable year of the Company, each Member shall be allocated items of income and gain for that year equal to that Member’s share of the net decrease in partnership minimum gain, all in accordance with Treas. Reg. § 1.704-2(f). If, during a taxable year of the Company, there is a net decrease in partner nonrecourse debt minimum gain, any Member with a share of that partner nonrecourse debt minimum gain as of the beginning of the year shall be allocated items of income and gain for the year (and, if necessary, for succeeding years) equal to that partner’s share of the net decrease in partner nonrecourse debt minimum gain, all in accordance with Treas. Reg. § 1.704-2(i)(4). Pursuant to Treas. Reg. § 1.704-2(i)(1), deductions attributable to “partner nonrecourse liability” shall be allocated to the Member that bears the economic risk of loss for such liability (or is treated as bearing such risk).

(d)        If the allocation of deductions to either Member would cause such Member to have a deficit Capital Account balance at the end of any taxable year of the Company (after all other allocations provided for in this Article 3 have been made and after giving effect to the adjustments described in Subparagraph 3.4(a)), such deductions shall instead be allocated to the other Member.

(e)        Items of Company loss, deduction and expenditures described in Section 705(a)(2)(B) of the Code which are attributable to any nonrecourse debt of the Company and are characterized as partner nonrecourse deductions under Treas. Reg. § 1.704-2(i) shall be allocated to the Members’ Capital Accounts in accordance with said Treas. Reg. §§ 1.704-2(c), 1.704-2(i), and 1.704-2(j)(1).

(f)         To the extent that an adjustment to the adjusted tax basis of any Company asset pursuant to Section 734(b) or 743(b) of the Code is required pursuant to Treas. Reg. § 1.704-1(b)(2)(iv)(m)(2) or § 1.704-1(b)(2)(iv)(m)(4), to be taken into account in determining Capital Accounts as the result of a distribution to a Member in complete liquidation of its Membership Interest, the amount of such adjustment to Capital Accounts shall be treated as an item of gain (if the adjustment increases the basis of the asset) or loss (if the adjustment decreases such basis), and such gain or loss shall be specially allocated to the Members in accordance with their interests in the Company in the event Treas. Reg. § 1.704-1(b)(2)(iv)(m)(2) applies, or to the Member to whom such distribution was made in the event Treas. Reg. § 1.704-1(b)(2)(iv)(m)(4) applies.

3.5	Curative Allocations.

The allocations set forth in Paragraph 3.4 (the “Regulatory Allocations”) are intended to comply with Treasury Regulations §§ 1.704-1(b) and 1.704-2. It is the intent of the Members that, to the extent possible, all Regulatory Allocations shall be offset either with other Regulatory Allocations or with special allocations of other items of income, gain, loss or deduction pursuant to this Paragraph. Therefore, notwithstanding any other provisions of this Article 3 (other than the Regulatory Allocations), the TMP shall make such offsetting special allocations of income, gain, loss or deduction in whatever manner it determines reasonably appropriate so that, after such offsetting allocations are made, each Member’s Capital Account balance is, to the extent possible, equal to the Capital Account balance such Member would have had if the Regulatory Allocations were not part of the Agreement and all items were allocated pursuant to Paragraph 3.3 without regard to Paragraph 3.4.

3.6	Tax Allocations.

(a)        Except as otherwise provided in this Paragraph 3.6, items of taxable income, deduction, gain and loss shall be allocated in the same manner as the corresponding item is allocated for book purposes under Paragraphs 3.3, 3.4 and 3.5 of the corresponding item determined for Capital Account purposes.

(b)        Recapture of tax deductions arising out of a disposition of property shall, to the extent consistent with the allocations for tax purposes of the gain or amount realized giving rise to such recapture, be allocated to the Members in the same proportions as the recaptured deductions were originally allocated or claimed.

(c)        To the extent required by Section 704(c) of the Code, income, gain, loss, and deduction (including depreciation, depletion and amortization) with respect to property contributed to the Company by a Member and with respect to property revalued in accordance with Treas. Reg. § 1.704-1(b)(2)(iv)(f) (collectively referred to as “Adjusted Properties”) shall be allocated between the Members so as to take account of the variation between the adjusted tax basis of the Adjusted Property to the Company and its fair market value at the time of contribution or revaluation in accordance with the provisions of Sections 704(b) and 704(c) of the Code and Treas. Reg. § 1.704-3(b)(1). To the extent that allocations of tax items are required pursuant to Section 704(c) of the Code to be made other than in accordance with the allocations under Paragraphs 3.3, 3.4 and 3.5 of the corresponding items for Capital Account purposes, this Paragraph 3.6(c) shall be made in accordance with the method available under Treas. Reg. § 1.704-3 which most closely approximates the allocations set forth in Paragraphs 3.3, 3.4 and 3.5, as determined by the TMP with the other Member’s consent, which shall not be unreasonably conditioned, delayed, or withheld.

(d)        The Members understand the allocations of tax items set forth in this Paragraph 3.6, and agree to report consistently with such allocations for federal and state tax purposes.

ARTICLE 4

CAPITAL ACCOUNTS; LIQUIDATION

4.1	Capital Accounts.

(a)        By the end of February 2016 or, if later, within 15 business days of the completion of the 2015 financial statements of the Company, the Members shall agree on the Capital Account balance of Kinross Member and Barrick as of the effective date of the Agreement.

(b)        The Capital Account of a Member shall be increased by (i) the amount of money contributed by the Member to the Company, (ii) the fair market value of property contributed by the Member to the Company (net of liabilities secured by such contributed property that the Company is considered to assume or take subject to under Code Section 752) and (iii) allocations to the Member under Paragraphs 3.3, 3.4 and 3.5 of Company income and gain (or items thereof), including income and gain exempt from tax; and shall be decreased by (iv) the amount of money distributed to the Member by the Company, (v) the fair market value of property distributed to the Member by the Company (net of liabilities secured by such distributed property and that the Member is considered to assume or take subject to under Code Section 752), (vi) allocations to the Member under Paragraphs 3.3, 3.4 and 3.5 of expenditures of the Company not deductible in computing its taxable income and not properly chargeable to a Capital Account, and (vii) allocations of Company loss and deduction (or items thereof), excluding items described in (vi) above and percentage depletion to the extent it exceeds the adjusted tax basis of the depletable property to which it is attributable.

(c)        In the event that the Capital Accounts of the Members are computed with reference to the book value of any asset which differs from the adjusted tax basis of such asset, then the Capital Accounts shall be adjusted for depreciation, depletion, amortization and gain or loss as computed for book purposes with respect to such asset in accordance with Treas. Reg. § 1.704- 1(b)(2)(iv)(g).

(d)        In the event any interest in the Company is transferred in accordance with the terms of the Agreement, the transferee shall succeed to the Capital Account of the transferor to the extent it relates to the transferred interest, except as provided in Treas. Reg. § 1.704-1(b)(2)(iv)(1).

(e)        In the event property, other than money, is distributed to a Member, the Capital Accounts of the Members shall be adjusted to reflect the manner in which the unrealized income, gain, loss and deduction inherent in such property (that has not been reflected in the Capital Accounts previously) would be allocated among the Members if there was a taxable disposition of such property for the fair market value of such property (taking Section 7701(g) of the Code into account) on the date of distribution. For this purpose the fair market value of the property shall be determined by the TMP.

(f)         The foregoing provisions, and the other provisions of the Agreement relating to the maintenance of Capital Accounts and the allocations of income, gain, loss, deduction and credit, are intended to comply with Treas. Reg. § 1.704-1(b), and shall be interpreted and applied in a manner consistent with such Treasury Regulation. In the event the TMP shall determine that it is prudent to modify the manner in which the Capital Accounts, or any debits or credits thereto, are computed in order to comply with such Treasury Regulation, the TMP may make such modification, provided that it is not likely to have a material effect on the amount distributable to either Member upon liquidation of the Company pursuant to Paragraph 4.2.

(g)        If the Members so agree, upon the occurrence of an event described in Treas. Reg. § 1.704-1(b)(2)(iv)(f)(5), the Capital Accounts shall be restated in accordance with Treas. Reg. § 1.704-1(b)(2)(iv)(f) to reflect the manner in which unrealized income, gain, loss or deduction inherent in the assets of the Company (that has not been reflected in the Capital Accounts previously) would be allocated among the Members if there were a taxable disposition of such assets for their fair market values, as determined in accordance with Subparagraph 4.2(a). For purposes of Paragraph 3.3, a Member shall be treated as contributing the portion of the book value of any property that is credited to the Member’s Capital Account pursuant to the preceding sentence. Following a revaluation pursuant to this Subparagraph 4.1(g), the Members’ shares of depreciation, depletion, amortization and gain or loss, as computed for tax purposes, with respect to property that has been revalued pursuant to this Subparagraph 4.1(g) shall be determined in accordance with the principles of Code Section 704(c) as applied pursuant to Subparagraph 3.6(c).

4.2	Liquidation.

(a)          In the event the Company is dissolved pursuant to the Agreement then, notwithstanding any other provision of the Agreement to the contrary, the following steps shall be taken (after taking into account any transfers or other adjustments of Capital Accounts resulting from dilution or other changes to Proportionate Interests under the Agreement):

(b)        The Capital Accounts of the Members shall be adjusted to reflect any gain or loss which would be realized by the Company and allocated to the Members pursuant to the provisions of Article 3 of this Schedule E if the assets had been sold at their fair market value at the time of liquidation. The fair market value of the assets shall be determined by agreement of both Members provided, however, that in the event that the Members fail to agree on the fair market value of any asset, its fair market value shall be determined by a nationally recognized independent engineering firm or other qualified independent party approved by both Members.

(c)        After making the foregoing adjustments and/or contributions, and after taking into account all allocations under Article 3, including Subparagraph 3.3(c) and giving effect to all sales of production through the date of the final distribution, all remaining assets shall be distributed to the Members in accordance with the balances in their Capital Accounts. Unless otherwise expressly agreed by both Members, with respect to any asset distributed in kind, each Member shall receive an undivided interest in such asset equal to the Member’s Proportionate Interest at the time of distribution. Assets distributed to the Members shall be deemed to have a fair market value equal to the value assigned to them pursuant to Subparagraph 4.2(a) above.

(d)        All distributions to the Members in respect of their Capital Accounts shall be made in accordance with the time requirements of Treas. Reg. §§ 1.704- 1(b)(2)(ii)(b)(2) and (3).

4.3	Deemed Terminations.

Notwithstanding the provisions of Paragraph 4.2, if the “liquidation” of the Company results from a deemed termination under Section 708(b)(1)(B) of the Code, then (i) Subparagraphs 4.2(a) and (b) shall not apply, (ii) the Company shall be deemed to have contributed its assets to a new partnership in exchange for an interest therein, and immediately thereafter, distributing interests therein to the purchasing party and the non- transferring Members in proportion to their interests in the Company in liquidation thereof, and (iii) the new partnership shall continue pursuant to the terms of the Agreement and this Schedule.

ARTICLE 5

SALE OR ASSIGNMENT

The Members agree that if either one of them makes a sale or assignment of its Membership Interest, and such sale or assignment causes a termination under Section 708(b)(1)(B) of the Code, the terminating Member shall indemnify the non-terminating Member and save it harmless on an after-tax basis for any increase in taxes to the non-terminating Member caused by the termination of the Company.

ARTICLE 6

DISPUTE RESOLUTION

If the Members are unable to reach agreement on any tax related matter subject to approval or agreement of the Members, before application of the dispute resolution provisions of the Agreement, any such disputed tax matter shall be promptly referred to an independent, unrelated accounting or law firm of national reputation in the United States approved by the Board (the “Unrelated Firm”). The Unrelated Firm shall be directed to render a written report on the unresolved disputed tax matter as promptly as practicable and to resolve only those tax matters in dispute and the resolution of the dispute by the Unrelated Firm shall be final and binding on the parties; provided that if such dispute is not resolved within 180 days of the referral, the dispute resolution provisions of the Agreement shall control. The fees and expenses of the Unrelated Firm shall be borne by the Company.

SCHEDULE F

PROPERTIES

Accompanying this Schedule is a map in electronic form that allows the map to be expanded to provide access to detail embedded in the map. A copy of this map has also been delivered in electronic format . This introductory section of this Schedule describes the purpose for which the map is to be used.

1.         The “Bald Mountain Areas Map” means the map accompanying this Schedule. The map, when expanded, depicts (a) that part of the Owned Real Property (as defined in the Purchase Agreement) consisting of patented mining claims, (b) the Owned Mining Claims (as defined in the Purchase Agreement) and (c) the Leased Mining Claims (as defined in the Purchase Agreement), colored in blue or in grey.

2.         “Mining/Exploration Boundaries” means the two boundaries established by the line created by the intersection of blue coloration and grey coloration on the Bald Mountain Areas Map. The boundaries will, in each case, be a vertical plane extending from the surface of the earth downward to all depths and at which boundaries any extralateral right associated with any patented or unpatented mining claim on either side of a boundary will terminate as between the Parties (and in each case their respective successors and assigns). The Company shall have exclusive rights to use and mine extralateral veins, lodes or ledges held by the Kinross Member extending into the Exploration Area (as defined below). Likewise, the Kinross Member shall have exclusive rights to use and mine any extralateral veins, lodes or ledges extending into the Bald Mountain Area (North) or the Bald Mountain Area (South) (each as depicted on the Bald Mountain Areas Map).

3.         The two boundaries establish an area labeled Bald Mountain Area (North) and Bald Mountain Area (South), which collectively depict Owned Real Property, Owned Mining Claims and Leased Mining Claims that are part of the Bald Mountain Mining Assets (as defined in the Purchase Agreement). The “Properties” means all of the Bald Mountain Exploration Assets, including the property rights listed in the tables set forth below in this Schedule,1 and including the area between Bald Mountain Area (North) and Bald Mountain Area (South) (which area is referred to as the “Exploration Area”). The Properties are, as of the date of this Agreement, owned by the Company. Notwithstanding anything to the contrary, including the Bald Mountain Areas Map, none of the Owned Real Property included in the Bald Mountain Mining Assets shall be included in the Properties or the Exploration Area and no part of such Owned Real Property shall be subject to this Agreement, including Article 9 hereof.

4.         Mining Rights identified in the Bald Mountain Area (North) and the Bald Mountain Area (South) are the property of the Kinross Member on the date of this Agreement and any Mining Rights (as defined in the Purchase Agreement) identified in the Exploration Area are the property of the Company on the date of this Agreement.

1 Note to Draft: Schedules 3.2(a)(i)-(iv) from the Purchase Agreement (when finalized) are to be copied into this Schedule.

5.         Mining claims that straddle a boundary are owned by the Kinross Member or the Company based on the location of the discovery monument for each particular mining claim, consistent with the schedules set forth below. For clarity, if the discovery monument for a mining claim straddling a boundary lies within the Bald Mountain Area (North) or Bald Mountain Area (South), it will be owned by the Kinross Member. In such case, the Company will have a perpetual license to go upon, use and mine the portion of the mining claim that lies within the Exploration Area, and the Kinross Member will hold and maintain that mining claim for the Company to the extent the claim overlaps the Exploration Area. If the discovery monument for a mining claim straddling a boundary lies within the Exploration Area, it will be owned by the Company. In such case, the Kinross Member will have a perpetual license to go upon, use and mine the portion of the mining claim that lies within the Bald Mountain Area (North) or the Bald Mountain Area (South), and the Company will hold and maintain that mining claim for the Kinross Member to the extent that the claim overlaps the Bald Mountain Area (North) or the Bald Mountain Area (South).

6.         Extralateral rights and licensing of straddling mining claims have also been addressed in the deeds and other documents delivered in connection with Closing (as defined in the Purchase Agreement) in a manner consistent with this Schedule.

ADDENDUM TO LLC AGREEMENT

Reference is made to the limited liability company agreement dated as of the ■ day of ■, 2015 (the “LLC Agreement”) between Barrick Gold U.S. Inc. (the “Barrick Member”), Kinross Mining (Bald Mountain) Inc. (the “Kinross Member”) and BMEX LLC (the “Company”). Capitalized terms used and not otherwise defined herein have the meanings given to them in the LLC Agreement.

The undersigned, Barrick Gold Corporation (“Barrick Parent”) and Kinross Gold Corporation (the “Kinross Parent “) are the respective parent companies of the Barrick Member and the Kinross Member. Each of Barrick Parent and Kinross Parent acknowledges to the other that it will benefit by having its respective subsidiary enter into the LLC Agreement and, accordingly, as an inducement for each party to enter into the LLC Agreement, each of Barrick Parent and Kinross Parent agrees as follows:

1.	Each of the undersigned acknowledges and agrees that the restrictions on Transfer in Article 8 of the LLC Agreement and the related preferential purchase right in Section 8.3 of the LLC Agreement are intended to restrict Transfers of any shares or equity interests of any Person holding, directly or indirectly, the shares of the Barrick Member or the Kinross Member, other than the Transfer of any shares of the Barrick Parent or the Kinross Parent in the circumstances described in Section 8.1(d) of the LLC Agreement.

2.	Each of the undersigned undertakes to ensure that the provisions of Article 8 of the LLC Agreement are complied with by any of its Affiliates that may from time to time own, directly or indirectly, any shares of the Barrick Member or the Kinross Member, as the case may be.

3.	For greater certainty, in the event of any direct or indirect transfer of the shares of the Barrick Member or the Kinross Member, the preferential purchase right shall apply to the shares or equity interests being transferred and not the Membership Interests.

4.	Each of the undersigned undertakes to ensure that the provisions of Article 10 of the LLC Agreement are complied with by any of its Affiliates that may from time to time become aware of any Confidential Information or that may be intending to make a public announcement that would be restricted by Section 10.2 of the LLC Agreement.

5.	Each of the undersigned agree to ensure that no Transfer of the Membership Interests of its respective subsidiary to a Third Party will occur or be permitted unless the ultimate parent company of the intended transferee executes a letter agreement in the form of this Agreement, in which case the continuing parent company shall release and discharge the parent company of the transferring Member from its obligations under this Agreement; provided that the departing parent company will remain fully liable for any breach of this Agreement which occurs or relates to, or arises in relation to, conduct prior to the date of such release.

No amendment or waiver of any provision of this Agreement shall be binding on any party unless consented to in writing by such party. No waiver of any provision of this Agreement shall constitute a waiver of any other provision, nor shall any waiver constitute a continuing waiver unless otherwise expressly provided.

This Agreement shall be construed and enforced in accordance with and governed by the laws of the State of Delaware, without regard to choice of laws or conflict of laws principles that would require or permit the application of the laws of any other jurisdiction.

Each of the Parties hereby irrevocably attorns and submits to the arbitral jurisdiction set forth in Section 11.2(a) of the LLC Agreement and, with respect to any matters not determined by arbitration, to the non-exclusive jurisdiction of the courts of Ontario, Canada respecting all matters relating to this Agreement and the rights and obligations of the parties hereunder.

This letter agreement may be executed in counterparts, each of which shall constitute an original and all of which taken together shall constitute one and the same instrument.

[The remainder of page has been intentionally left blank.]

Acknowledged and agreed this ____ day of ______________, 2015.

BARRICK GOLD CORPORATION

by
Name:
Title:

by
Name:
Title:

KINROSS GOLD CORPORATION

by
Name:
Title:

by
Name:
Title:

EXHIBIT C

FORM OF SELLERS ROYALTY DEED

When Recorded Return To:

Mail Tax Statement To:

N/A

Space Above for Recorder’s Use

Pursuant to NRS 239B.030, the undersigned hereby affirms that this document does not contain the Personal Information, as defined by NRS 603A.040, of any person.

NET SMELTER RETURNS ROYALTY DEED

This Net Smelter Returns Royalty Deed (this “Deed”) is from KG Mining (Bald Mountain) Inc., a Delaware corporation (“Grantor”), whose address is 5075 South Syracuse Street, Suite 800, Denver, Colorado 80237, to Barrick Gold U. S. Inc., a California corporation (“Grantee”), whose address is Brookfield Place, TD Canada Trust Tower, 161 Bay Street, Suite 3700, Toronto, Ontario, Canada M5J 2S1.  Grantor and Grantee are sometimes referred to individually as a “Party” and collectively as the “Parties.”

Recitals

A.       Grantor owns fee lands and patented mining claims (the “Owned Real Property”) and unpatented mining claims (the “Owned Mining Claims”).  Grantor leases fee lands and patented mining claims (the “Leased Real Property”) and unpatented mining claims (the “Leased Mining Claims”) pursuant to certain leases (the “Leases”).  The Owned Real Property and the Owned Mining Claims are described in Parts I and II of Exhibit A to this Deed and the Leased Real Property, the Leased Mining Claims and the associated Leases are described in Parts III and IV of Exhibit A to this Deed.  The Owned Real Property, the Owned Mining Claims, the Leased Real Property and the Leased Mining Claims are collectively referred to in this Deed as the “Properties”.

B.        Pursuant to that certain Asset Purchase Agreement dated November 10, 2015 between Grantor, KG Mining (Round Mountain) Inc.  and Grantee (and their respective parent corporations, as guarantors) (the “Agreement”), Grantor agreed to pay to Grantee a Net Smelter Returns Royalty after ten (10) million ounces of gold have been produced from the Properties following the date of this Deed.  Grantor executes and delivers this Deed to Grantee pursuant to the terms of the Agreement.

Conveyance

1.        Grant of Royalty.  For good and valuable consideration, the receipt and sufficiency of which are acknowledged by the Parties, Grantor grants, sells, assigns and conveys to Grantee a Net Smelter Returns Royalty (the “Royalty”) equal to 2.0% of Net

Smelter Returns, as hereinafter defined and computed, with respect to all Products (as defined below) produced from the Properties after achievement of the Threshold Amount (as defined below).

2.	Representations and Warranties.

Grantor represents and warrants that it has all authority necessary under the Agreement for it to execute and deliver this Deed.

Grantor represents and warrants that the Properties are free and clear of all liens and encumbrances, except for liens or encumbrances authorized or agreed to by Grantee or that were created pursuant to the Agreement or were existing at the time the Properties were acquired by Grantor pursuant to the Agreement.

Grantee acknowledges and agrees that this Deed is accepted by Grantee pursuant to the terms of the Agreement in satisfaction of Grantor’s obligation to deliver this Deed pursuant to the Agreement.

3.	Definition of Net Smelter Returns.

(a)       “Net Smelter Returns” means (i) the revenues actually received or deemed to have been received by Grantor or an Affiliate (as defined below) each calendar month in arm’s length transactions (“Revenues”) with independent smelters, refiners or other purchasers of ore or minerals, metals, concentrates, doré, bullion or other products extracted and derived from ore mined from the Properties (collectively, “Products”), (ii) after deducting from Revenues all charges and penalties actually incurred by or charged to Grantor for the delivery of the Products to the smelter, refiner or other purchaser and for smelting and refining and sampling, assaying, umpire and similar charges imposed by the smelter, refiner or other purchaser for such Products (“Allowable Deductions”).

(b)      If Products are delivered in kind or sold to an entity which, under the broadest definition, directly or indirectly controls, is controlled by, or is under common control with Grantor (an “Affiliate”), and are sold by such Affiliate with or without further processing, calculation of Net Smelter Returns will include Revenues actually received by such Affiliate each calendar month in arm’s length transactions for sale of Products, less Allowable Deductions actually incurred by the Affiliate for such Products, and the Products will be deemed to have been sold by Grantor, Revenues will be deemed to have been received by Grantor and the Allowable Deductions will be deemed to have been made by Grantor for purposes of calculating Net Smelter Returns.

(c)       If Products are delivered in kind or sold to an Affiliate and are not further processed or sold by the Affiliate, calculation of Net Smelter Returns will include Revenues that would have been received in the calendar month by Grantor if Grantor had sold the Products in an arm’s length transaction to an independent third party smelter, refiner or other purchaser, less the Allowable Deductions that would have been incurred by Grantor if Grantor had sold the Products in an arm’s length transaction to an independent third party smelter, refiner or other purchaser, the Products will be deemed to have been sold by Grantor, Revenues will be deemed to have been received by Grantor and the Allowable Deductions will be deemed to have been made by Grantor for purposes of calculating Net Smelter Returns.

(d)       If Grantor or an Affiliate produces as a final Product, or has produced as a final Product through a tolling/refining contract or any other transaction that results in Grantor or the Affiliate retaining title to fine gold and/or silver bullion or doré bullion or other good delivery metals such as good delivery copper or other metals produced from the Properties, and such bullion or other metals are not sold within 30 days of Grantor’s or the Affiliate’s receipt of title to such bullion or other metals, Net Smelter Returns for a calendar month will include the amount of fine gold and/or silver bullion produced, the amount of payable gold and/or silver contained in doré bullion produced or the amount of good delivery metals produced from the Properties during the calendar month, multiplied by (i) for gold, the average P.M.  Gold Fixing as reported by the London Bullion Market Association for the calendar month of production, (ii) for silver, the average daily Silver Fixing as reported by the London Bullion Market Association for the calendar month of production, or (iii) for other metals, the daily settlement price as reported on the London Metals Exchange for the calendar month of production, less Allowable Deductions.

For purposes of this Subsection (d), the average prices for the calendar month will be determined by dividing the sum of all daily prices posted during the calendar month by the number of days that prices were posted.  The posted prices shall be obtained from The Wall Street Journal, Reuters, Platt’s Metals Week or another reliable source.  If either the P.M.  Gold Fixing or the daily Silver Fixing or the daily settlement prices cease to be published by the respective institutions, the Parties will agree upon a similar alternative method for determining the average market price for gold and/or silver or other metals, as the case may be, which shall be used in calculating Net Smelter Returns.

The Parties acknowledge that the purpose of this Subsection (d) is to assure that Net Smelter Returns are determined in a timely manner for fine gold and/or silver bullion produced or doré bullion or other good delivery metals produced during a calendar month regardless of whether an actual sale of gold and/or silver or other metals is made by Grantor or an Affiliate to an independent third party.

The Parties further acknowledge that Grantor and its Affiliates may engage in marketing and sale of Products to third parties in hedging or price protection transactions, including the forward sale or purchase of gold and silver or other metals in the commodity markets, spot-deferred contracts, option contracts, speculative purchases and sales of forward, futures and option contracts (collectively, “Trading Activities”), provided that, by engaging in Trading Activities, Grantor or its Affiliate do not sell or dispose of Products in any way that limits Grantor from obtaining the highest price and best terms on Products being sold or otherwise disposed of. In addition, such Trading Activities, and the profits and losses generated thereby, shall not in any manner be taken into account in the calculation of the Royalty and shall in no way affect the payments due to Grantee, whether in connection with the determination of price, the date of sale, or the date any royalty payment is due..  All Trading Activities and the profits and losses associated with such activities shall be to the sole account of Grantor.

(e)       In no case will Grantor or an Affiliate deduct the costs of exploration, development, mining, milling, leaching, concentrating, refining or any other processing costs incurred by Grantor or an Affiliate, either at the mine site where the ore is produced or in an off-site mill, refinery or other processing facility, in the calculation of Net Smelter Returns.

4.	Calculation and Payment of the Royalty.

(a)       The Royalty created by this Deed is a presently vested interest in the Properties.  Notwithstanding that the Royalty is a presently vested interest in the Properties, Grantor, its successors or assigns will not be obligated to make Royalty payments to Grantee until ten (10) million ounces of fine gold or gold in doré bullion, including the gold equivalent ounces of fine silver or silver in doré bullion, have been produced or recovered from the Properties following the date of this Deed (the “Threshold Amount”).  For greater certainty, ounces produced or recovered from the Properties prior to the date of this Deed shall not count toward the ten (10) million ounces.  The gold equivalent of silver ounces will be determined by dividing the Revenues received by Grantor, its successors or assigns from the sale or deemed sale of silver in Products each calendar month by the average gold price for each calendar month and adding the resultant number of ounces to the ounces of fine gold or gold in doré bullion produced by Grantor, its successors or assigns to date.

(b)       Until such time as the Threshold Amount has been achieved, Grantor will deliver a statement to Grantee on an annual basis setting forth the cumulative amount of Grantor’s production and recovery of fine gold or gold in doré bullion, including the gold equivalent ounces of fine silver or silver in doré bullion, from the Properties.

(c)       Beginning in the calendar month in which the Threshold Amount is achieved, the Royalty will be calculated on all Products produced in excess of the Threshold Amount for each calendar month in which Products are sold or deemed sold by Grantor by multiplying the total Net Smelter Returns for the calendar month by 2.0%.

(d)       Within 30 days following the end of each calendar month (the “Payment Date”) after the Threshold Amount has been achieved, Grantor shall deliver to Grantee payment in the amount of the Royalty by certified check or by wire transfer to a bank or other financial institution designated by Grantee along with a detailed statement identifying the purchaser of Products and showing Revenues, Allowable Deductions, and calculation of the Net Smelter Returns for the calendar month, together with a copy of the accounting made in connection with all sales of Products, which shall include all settlement, outturn or other statements issued by the purchaser of Products.

(e)       If the sale of Products results in a provisional payment of Revenues by an independent smelter, refiner or other purchaser of Products, the Royalty will be paid on the Payment Date based on the provisional payment.  If final settlement for the sale of Products with the independent smelter, refiner or other purchaser of Products results in an additional payment of Revenues, the Royalty will be paid with respect to any additional Revenues received in the settlement within 30 days following the end of the calendar month in which additional Revenues are received.  If the final settlement results in a reduction in the amount of the provisional payment received by Grantor, Grantee will not be required to return any Royalty received by it but such reduction will be reflected in the next subsequent Royalty payment to Grantee.

5.	Audits and Disputes.

(a)       Grantor shall keep true and accurate books and records for the purposes of calculating and verifying Net Smelter Returns.  Such books and records shall be kept on the cash basis in accordance with generally accepted accounting principles and practices consistently applied.  Grantee shall have the right to audit the books and records that relate to the calculation of the Net Smelter Returns interest within 24 months after each receipt of a

Royalty payment.  In conducting such audit, Grantee shall have the right to copy all records and data pertaining to the computation of Net Smelter Returns, including without limitation records and data that are maintained electronically.

(b)       Grantor shall keep true and accurate books and records for the purposes of calculating and verifying whether the Threshold Amount has been achieved. Such books and records shall be kept in accordance with generally accepted accounting principles and practices consistently applied. Grantee shall have the right to all audit the books and records that relate to the status of the Threshold Amount within 24 months after each receipt of a statement regarding the Threshold Amount.  In conducting such audit, Grantee shall have the right to copy all records and data pertaining to the achievement of the Threshold Amount, including without limitation records and data that are maintained electronically.

(c)       Grantee shall be deemed to have waived any right it may have had to object to a payment made for any calendar month or a statement regarding the Threshold Amount, unless it provides notice in writing of such objection within 90 days after any audit or the expiration of the time period during which an audit can be undertaken.  If Grantee makes an objection and the Parties are unable to resolve the dispute within 90 days after Grantor’s receipt of such objection, the dispute shall be resolved by arbitration in Reno, Nevada, pursuant to the commercial arbitration rules of the American Arbitration Association and the Nevada Uniform Arbitration Act of 2000, as amended, using a panel of three arbitrators, with each Party selecting one arbitrator and such arbitrators selecting a third arbitrator, who shall have no business or financial relationship with either Party.  The resolution pursuant to such arbitration shall be binding on the Parties and judgment may be entered thereon by any court of competent jurisdiction.  Alternatively, if the Parties mutually agree, the dispute may be submitted to a mutually acceptable certified public accountant, or firm of certified public accountants, for binding resolution thereof.  Unless the Parties agree to share the costs of arbitration, the arbitrator shall designate one of the Parties as the substantially prevailing Party and the other Party shall pay the costs and expenses incurred by the substantially prevailing Party in any such proceeding.

6.       Inspections.  In addition to Grantee’s right to audit the books and records of Grantor with respect to determination of Net Smelter Returns or the Threshold Amount, Grantee shall have the right at any reasonable time to enter upon all surface and subsurface portions of the Properties for the purpose of inspecting the Properties and all facilities and improvements on the Properties and to inspect and audit the activities and operations of Grantor on the Properties or other property owned or controlled by Grantor or an affiliate to the extent necessary to confirm the proper calculation of Net Smelter Returns and the Threshold Amount.  Grantee will also be entitled to inspect the books and records of Grantor to determine the nature, quantity and timing of the future production of Products from the Properties and the anticipated costs of producing same.  Any inspection shall (i) be conducted during normal business hours and in a manner which does not unreasonably interfere with the operations of Grantor; (ii) be subject to all applicable safety rules and procedures adopted by Grantor, and (iii) be subject to the confidentiality provisions of this Deed.

7.       Commingling.  Grantor shall have the right to commingle ores, minerals, metals and concentrates produced from the Properties with ores, minerals, metals and concentrates produced from other lands and properties; provided, however, that prior to commingling, Grantor shall calculate from representative samples the metal content, the average grade of the metal content, amenability of recovery, moisture content, and other measures as are appropriate, and shall weigh (or calculate weight by volume) the material before commingling, in each case using procedures widely accepted in the mining and metallurgical industry and which Grantor certifies are suitable for the type of mining and processing activity being conducted.  In addition, comparable procedures may be used by Grantor to apportion among the commingled materials all penalty and other charges and deductions, if any, imposed by the smelter, refiner, or purchaser of Products that include commingled material.  Grantor shall use the same procedures for each separate ore or other source of material before commingling and shall retain representative samples and the written records of assays, amenability, moisture content, weights (or volumes as the case may be) and the content and nature of penalty substances and any other measures made for not less than 60 months after each calendar month in which ore, concentrates, minerals, and other material are produced from the Properties.  At least 90 days before any materials produced from the Properties are commingled, Grantor will provide to Grantee a copy of Grantor’s commingling methodology for Grantee’s comment and approval, such approval not to be unreasonably withheld.  If Grantor subsequently intends to modify the commingling methodology it shall submit such modifications to Grantee for Grantee’s comment and approval, such approval not to be unreasonably withheld.

8.	Confidentiality.

(a)       Neither Party shall, without the express written consent of the other Party, which consent may be withheld for any purpose, disclose any non-public information generated or received under this Deed relating to the calculation of Net Smelter Returns or Grantor’s operations on the Properties or other property (“Confidential Information”), other than to employees, agents or consultants of the receiving Party in respect of the administration or enforcement of its rights hereunder and who agree to be bound by the confidentiality provisions of this Deed (the breach of which shall be deemed to be a breach by the Party).

(b)       Either Party may disclose Confidential Information received from the other Party (i) to a prospective lender to whom the Party may, in good faith, grant a security interest in its interest in the Properties, or (ii) to a prospective purchaser of all or part of a Party’s interest in the Properties, but only, in each case, if the prospective recipient of Confidential Information has executed a confidentiality agreement that includes confidentiality provisions substantially similar to this Section.

(c)       Confidential Information may also be disclosed if such disclosure is required for compliance with applicable laws, rules, regulations or orders of any governmental agency or stock exchange having jurisdiction over a Party, provided however, that the notice shall have been given to the non-disclosing Party of such disclosure as far in advance of such disclosure as is reasonably practicable and the disclosing Party ensures that only such information as is necessary to comply with the obligations is disclosed.

9.	Assignment.

(a)       Grantor shall be free to transfer all or any portion of its interest in the Properties so long as such transfer is expressly made subject to the Royalty. If Grantor transfers all or any portion of its interest in the Properties, Grantor shall obtain from the transferee a written acknowledgement and assumption of the obligations of Grantor under this Deed with respect to the interest so transferred, and promptly provide evidence of such acknowledgement and assumption to Grantee.  Upon obtaining and delivering such acknowledgment and assumption to Grantee, Grantor shall thereupon be relieved of all liability for payment of the Royalty with respect to the Properties transferred for any Royalty that may thereafter arise with respect to such transferred interest, except with respect to any Royalty payments made prior to the date of transfer, which will continue to be governed by this Deed.

(b)       In the event Grantor desires to mortgage, pledge, encumber or otherwise create a security interest in all or any portion of the Properties, Grantor shall cause each agreement, indenture, bond, deed of trust, filing, application or other instrument that creates or purports to create a lien, mortgage, security interest or other charge secured by any interest in any of the Properties or Products to include an express agreement and acknowledgement by the parties to such instrument, in form and substance reasonably satisfactory to Grantee, that the Royalty is (i) senior in right of payment and collection from Revenues to any and all obligations created thereby in respect of any of the Properties or Products, and (ii) that the Royalty is an independent interest in the Properties and is not subject to foreclosure pursuant to such mortgage, encumbrance or other form of security interest.

(c)       Grantee may freely transfer, mortgage, pledge, encumber or otherwise create a security interest in all or any portion of the Royalty, provided that Grantor will have no obligation to make payments of Royalty to a transferee until receipt of written notice of the transfer and a copy of the transferring document.

10.	General.

(a)       Any notices, demands or other communications required or permitted to be given hereunder shall be given in writing and shall be delivered (i) in person or (ii) by a commercial overnight courier.  Notices shall be effective when actually received during normal business hours of the recipient or, if delivered after normal business hours of the recipient, on the next business day.  In the event receipt is refused, such notice shall be deemed effective as of the date the same was sent.  Notices will be deemed properly addressed if addressed as follows:

If to Grantor:

KG Mining (Bald Mountain) Inc.

c/o General Counsel, North America Kinross Gold USA, Inc.

5075 S.  Syracuse Street, Suite 800

Denver, CO 80237

Legal.Notices@Kinross.com

Fax: (720) 596-5126

If to Grantee:

Barrick Gold Corporation
Brookfield Place

TD Canada Trust Tower

161 Bay Street, Suite 3700

P.O. Box 212

Toronto, Canada M5J 2S1

Attn: General Counsel

notices@barrick.com

Fax: 416-861-9717

Notice of a change of address for any Party shall be effective when given in accordance with this Section.

(b)       The Parties acknowledge and agree that (i) the Royalty is and is intended to be a real property right and a real property interest in the Properties that is owned by Grantee independently from Grantor’s interest and that the covenants contained in the Royalty run with the land and such interest and the covenants shall be binding on Grantor and its successors and assigns in and to the Properties, and (ii) the Royalty will attach to any amendments, relocations, modifications, renewals, conversions or other changes in tenure to the Properties or the Leases or any after acquired title to any of the lands included in the Properties or the Leases.  The Parties shall record a copy of this Deed in the official real property records of the county or counties in which the Properties are located. If any amendments, relocations, modifications, renewals, conversions or other changes in tenure to the Properties or the Leases occurs, Grantor will record evidence of the continued effect of the Royalty with respect to such changes in tenure.

(c)       The section headings contained in this Deed are inserted for convenience only and shall not affect in any way the meaning or interpretation of this Deed.

(d)       No amendment of any provision of this Deed shall be valid with respect to either Party unless the same shall be in writing and signed by such Party. No waiver by either Party of any default or covenant hereunder, whether intentional or not, shall be deemed to extend to any prior or subsequent default or covenant or affect in any way any rights arising by virtue of any prior or subsequent occurrence.

(e)       If any term or provision of this Deed is invalid or unenforceable in any situation in any jurisdiction it shall not affect the validity or enforceability of the remaining terms and provisions.

(f)       This Deed shall be governed by and construed in accordance with the laws of the State of Nevada without giving effect to any choice or conflicts of law provision or rule (whether of the State of Nevada or any other jurisdiction) that would cause the application of the laws of any jurisdiction other than the State of Nevada.

(g)       The Parties have participated jointly in the negotiation and drafting of this Deed.  In the event an ambiguity or question of intent or interpretation arises, this Deed shall be construed as if drafted jointly by the parties and no presumption or burden of proof shall arise favoring or disfavoring either Party by virtue of the authorship of any of the provisions of this Deed.

(h)       If the final day of any period or any date of performance under this Deed falls on a Saturday, Sunday or legal holiday in Nevada, then the final day of the period or the date of performance shall be extended to the next day that is not a Saturday, Sunday or legal holiday in Nevada.  For purposes of computing the time for performance of any obligation hereunder, however, Saturday, Sundays and legal holidays shall be included.

(i)       Except as otherwise specified herein, in the event of a dispute arising under this Deed, the prevailing Party shall be entitled to payment of its reasonable attorneys’ fees and costs in arbitrating or litigating the dispute.

Executed by Grantor and Grantee to be effective as of [date].

Grantor
KG Mining (Bald Mountain) Inc.

By:
Its:

Grantee
Barrick Gold U. S. Inc.

By:
Its:

STATE OF ____________     )

: ss.

COUNTY OF ___________  )

On this __ day of _________, 2015, before me _______________________, personally appeared ________________, known or identified to me to be the _______________ of [Kinross Bald Mountain Sub], the limited liability company that executed the instrument or the person who executed the instrument on behalf the company as Grantor and acknowledged to me that said company executed the same.

NOTARY PUBLIC

Residing at:

My Commission Expires:

STATE OF ____________     )

: ss.

COUNTY OF ___________  )

On this __ day of _________, 2015, before me _______________________, personally appeared ________________, known or identified to me to be the _______________ of Barrick Gold U. S. Inc., the corporation that executed the instrument or the person who executed the instrument on behalf the corporation as Grantee and acknowledged to me that said corporation executed the same.

NOTARY PUBLIC

Residing at:

My Commission Expires:

_____________________

EXHIBIT A

To

Net Smelter Returns Royalty Deed

Part I – Owned Real Property

Part II – Owned Mining Claims

Part III – Leased Real Property and Associated Leases

Part IV – Leased Mining Claims and Associated Leases

•Confidentiality.  Mutual confidentiality of “Confidential Information” during term of Agreement and continuing for two years thereafter.

•Inspection and Audit.  Kinross to have inspection and audit rights at Goldstrike (a) relative to the Activated Carbon and doré bullion, (b) to verify Agreement compliance; (c) of metallurgical records, (d) of accounts and records related to the Agreement.  Goldstrike to have inspection and audit rights at Bald Mountain (a) relative to the Activated Carbon and returned carbon, (b) to verify Agreement compliance, (c) of metallurgical records, (d) of accounts and records related to the Agreement.

•Execution of Definitive Agreement.  The parties shall negotiate in good faith and use commercially reasonable efforts to enter into, execute and deliver a definitive agreement at closing.

EXHIBIT D

TRANSITION PROCESSING SERVICES AGREEMENT

SUMMARY OF KEY TERMS

•Parties.  Barrick Goldstrike Mines Inc.  (“Goldstrike”) and KG Mining (Bald Mountain) Inc. (“Kinross”).

•Structure.  Goldstrike to process loaded activated carbon for Kinross produced from the Bald Mountain Mine (“Activated Carbon”).

•	[Key term redacted.]

•	[Key term redacted.]

•	[Key term redacted.].

•	[Key term redacted.]

•	[Key term redacted.]

•	[Key term redacted.]

•Term.  Three years, with right of early termination by Kinross.

• [Key term redacted.]

•Indemnification (Goldstrike). Goldstrike to indemnify Kinross for losses arising from: (1) breach of representations and warranties and breach of Agreement; (2) physical or environmental conditions of Goldstrike Mine; (3) construction, equipping, operation or use of Goldstrike Mine in violation of Environmental Law or Environmental Permit relating to Hazardous Material; (4) presence of any Hazardous Material (including actual or threat of Release or Disposal of Hazardous Material); (5) failure to pursue to completion investigative, containment, removal, clean up and other remedial actions with respect to Hazardous Material; (6) actual or asserted violation of any Environmental Law or Environmental Permit; and (7) assertion of any lien, encumbrance or royalty arising from processing Activated Carbon or doré (arising other than by an obligation of Kinross).

•Indemnification (Kinross). Kinross to indemnify Goldstrike for losses arising from: (1) breach of representations and warranties and breach of Agreement; (2) construction, equipping, operation or use of the Bald Mountain Mine in violation of Environmental Law or Environmental Permit relating to Hazardous Material; (3) failure to pursue to completion investigative, containment, removal, clean up and other remedial actions with respect to Hazardous Material; (4) actual or asserted violation of any Environmental Law or Environmental Permit relating to the Bald Mountain Mine; (5) transportation of Activated Carbon to and from Goldstrike Mine; (6) actual or asserted violation of applicable law relating to the transportation and delivery of Activated Carbon to or from the Goldstrike Mine; and (7) any royalty interests, intercompany obligations, taxes (including the Nevada net proceeds tax or income tax) or other liens or encumbrances that burden the Activated Carbon prior to its delivery to the Goldstrike Mine.

• [Key term redacted.]

• [Key term redacted.]

• [Key term redacted.]